Form 20-F
period 2022-12-31
ALUMINUM CORP OF CHINA LTD
filed 2023-04-25
CIK 1161611

As filed with Securities and Exchange Commission on April 25, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

People’s Republic of China (100082)

(86) 10 8229 8322

ir@chalco.com.cn

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
None	None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Class H Ordinary Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2022:
Domestic shares, par value RMB1.00 per share	13,217,625,583
H Shares, par value RMB1.00 per share	3,943,965,968

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☑ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Forward-Looking Statements

Certain information contained in this annual report, which does not relate to historical information, may be deemed to constitute forward-looking statements. The words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe” or similar expressions are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. You should not place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include, without limitation, statements relating to:

●	future general economic conditions;
●	future conditions in the international and China capital markets;
●	future conditions in the financial and credit markets;
●	future prices and demand for our products;
●	future PRC tariff levels for alumina and primary aluminum;
●	sales of our products;
●	the extent and nature of, and potential for, future developments;
●	production, consumption and demand forecasts of bauxite, coal, alumina and primary aluminum;
●	expansion, consolidation or other trends in the primary aluminum industry;
●	estimates of proven and probable reserves and measured, indicated and inferred resources with respect to our bauxite and coal mines;
●	the effectiveness of our cost-saving measures;
●	future expansion, investment and acquisition plans and capital expenditures;
●	competition;
●	changes in legislation, regulations and policies;
●	any catastrophe, including outbreaks of health pandemics and other extraordinary events;
●	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation, including but not limited to the Final Rule with respect to the Holding Foreign Companies Accountable Act adopted by the SEC;
●	the impact of the ongoing Russia-Ukraine conflict and the economic sanctions imposed on Russia, and their impact on the global economy;
●	our research and development plans; and
●	our dividend policy.

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

“Chalco Carbon” refers to Chalco (Shanghai) Carbon Co., Ltd., our wholly-owned subsidiary;

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

“Chalco Shandong” refers to Chalco Shandong Co., Ltd., our indirect wholly-owned subsidiary;

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

“China Copper” refers to China Copper Co., Ltd., a subsidiary of Chinalco;

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

“Chinalco Finance” refers to Chinalco Finance Co., Ltd.;

“CSRC” refers to China Securities Regulatory Commission;

“cut-off grade” refers to the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility).

“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;

“Euro” refers to the lawful currency of the Eurozone;

“Fushun Aluminum” refers to Fushun Aluminum Company Limited, our indirect wholly-owned subsidiary established under the PRC law;

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

v

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

“PBOC” refers to People’s Bank of China;

“Pingguo Aluminum” refers to Pingguo Aluminum Co., Ltd., our wholly-owned subsidiary established under the PRC law.

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

“Shanxi Huayu” refers to Shanxi Huayu Energy Investment Co., Ltd., our indirect wholly-owned subsidiary established under the PRC law.

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

“Yangtze” refers to the Shanghai Changjiang Nonferrous Metals Spot Market;

“Yixin Aluminum” refers to Heqing Yixin Aluminum Co., Ltd., an indirect subsidiary of Chinalco;

“Yunnan Aluminum” refers to Yunnan Aluminum Co., Ltd., our subsidiary, 29.10% of the equity interest of which is owned by us;

“Yunnan SASAC” refers to the State-owned Assets Supervision and Administration Commission of Yunnan Provincial People’s Government;

“Jinneng Holding Shanxi Electric Power” refers to  Jinnneng Holding Shanxi Electric Power Co., Ltd., formerly known as Shanxi Zhangze Electric Power Co., Ltd., which owns 14.02% of equity interest in Shanxi New Material;

“Zhengzhou Institute” refers to Chalco Zhengzhou Research Institute of Non-ferrous Metal Co., Ltd., our wholly-owned subsidiary, which primarily provides research and development services;

“Zhongzhou Aluminum” refers to Chalco Zhongzhou Aluminum Co., Ltd., our indirect wholly-owned subsidiary;

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

Translations of amounts in this annual report from Renminbi to U.S. dollars and vice versa have been made at the rate of RMB6.8972 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for December 30, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

Item 3.Key Information

Significant Risks Associated with Being Based in and Having the Majority of Our Operations in China

We face legal and operational risks associated with being based in and having the majority of our operations in China. Changes in PRC economic, political or social conditions or government policies could materially adversely affect our business and results of operations. The PRC government has the authority to exert significant influence on the ability of a China-based company, including us, to conduct its business, and investors of Chalco and our business face potential uncertainty as a result. For example, we face risks associated with PRC governmental authorities’ significant oversight and discretion over our businesses and financing activities, the requirement of regulatory approvals for offerings conducted overseas by and foreign investment in China-based issuers, the enforcement of anti-monopoly regime, which may impact our ability to conduct certain businesses, accept foreign investments. The materialization of these risks may result in a material adverse change to our business operations and financial condition, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause our ADSs and/or other securities to significantly decline in value or become worthless. See “Item 3. Key Information - D. Risk Factors - Our operations are affected by a number of risks relating to conducting business in the PRC. The PRC government has significant authority to intervene or influence the operations of a China-based company, such as us, at any time. The materialization of any such risk may result in a material adverse change to our business, prospects, financial condition and results of operations, and cause your investment in our ADSs to significantly decline in value or become worthless.” Moreover, on September 1, 2022, our ADSs were delisted from the NYSE. Our ADSs are now traded on the over-the-counter market (the “OTC Market”), which may adversely affect the market price of our ADSs and make it difficult for our shareholders to resell their ADSs. In light of the delisting, we subsequently delivered a termination letter to the depositary for our ADSs, for the termination of our ADS program on March 30, 2023. Our ADS program is expected to be terminated on June 30, 2023. See “Item 3. Key Information - D. Risk Factors - We voluntarily delisted our ADSs from the NYSE, which could reduce the liquidity and market price of our ADSs and underlying shares.”

Pursuant to the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Item 3. Key Information - D. Risk Factors - Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act and the relevant laws and regulations if the PCAOB is unable to inspect or investigate completely auditors located in China.”

An investment in our ADSs and/or other securities involves a high degree of risk and should be considered speculative. You should carefully consider all risk factors set out in “Item 3. Key Information - D. Risk Factors” and other information before investing in our ADSs. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected, the trading price of our ADSs and/or other securities could decline and all or part of your investment may be lost.

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

See “Item 4. Information of the Company - B. Business Overview - Regulatory Overview.” As Chalco is incorporated in China, our capital markets financing activities are subject to approval by the CSRC, regardless of whether the funds are raised in or outside China. We must obtain prior approval from the CSRC for issuance of equity securities or equity-linked securities. Our offering of corporate bonds in China is also subject to supervision of the CSRC. The governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

As of December 31, 2022 and up to the date of this annual report, we have received all requisite permissions and approvals that are material to our operations, and no permissions or approvals that are material to our operations have been denied. However, if we do not receive or maintain any permissions or approvals that are material to our operations, conclude that such permissions or approvals are not required, or the applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our business operations and financial condition could be materially adversely affected, and our ADSs could significantly decline in value or become worthless.

Transfers of Cash within Our Group and Dividend Payment

Any determination related to our dividend policy will be made at the discretion of our board of directors after considering its financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any financing instruments. Subject to the PRC Company Law and our Articles of Association, our board of directors may propose to authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of its assets will exceed its liabilities and we will be able to pay our debts as they become due. See “Item 8. Financial Information - Dividend Policy” for details of our dividend policy.

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

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. See “Item 10. Additional Information - D. Exchange Controls.” Although we have not experienced any difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends in the past, we cannot assure you that we will not experience such difficulties for the payment of dividends in the future.

For the years ended 2020, 2021 and 2022, the Listed Company received dividends of RMB1,797.4 million, RMB4,059.8 million and RMB6,075.8 million from our subsidiaries, primarily including our principal subsidiaries disclosed in “Item 4. Information on the Company - C. Organizational Structure.” For the year ended December 31, 2020, we did not make dividend payment because we had accumulated losses as of December 31, 2020. As of December 31, 2021 and December 31, 2022, we had retained earnings of RMB6,810.1 million and RMB10,089.5 million, respectively. As disclosed in our current reports on Form 6-K furnished to the SEC on June 21 and 28, 2022, the final dividends payable for 2021 amount to approximately RMB544,891,195.38 in total, and the final dividends payable on each H share for 2021 is HK$0.0372 (tax inclusive), which was paid on August 19, 2022. As disclosed in our current report on Form 6-K furnished to the SEC on March 21, 2023, the dividends declared for 2022 is RMB0.036 per H share.

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

We voluntarily delisted our ADSs from the NYSE, which could reduce the liquidity and market price of our ADSs and underlying shares.

Our Board approved the voluntarily withdrawal of our ADSs from listing on the NYSE, primarily due to a number of considerations, including the limited trading volume of the ADSs of the Company as compared to the worldwide trading volume of H shares of the Company, and the considerable administrative burden and costs associated with maintaining the listing of the ADSs on the NYSE and the registration of the ADSs and the underlying H shares with the SEC and complying with the periodic reporting and related obligations under the Exchange Act. We filed a Form 25 with the SEC on August 22, 2022 in order to delist our Shares from the NYSE, which occurred ten days thereafter upon effectiveness of the Form 25. Accordingly, our last day of trading on the NYSE was September 1, 2022. Our ADSs are currently traded on the OTC Market and our ticker symbol was changed from “ACH” to “ACHHY.” In light of the delisting, we subsequently delivered a termination letter to the depositary for our ADSs, for the termination of our ADS program on March 30, 2023. Our ADS program is expected to be terminated on June 30, 2023.

The delisting of our shares from the NYSE could negatively impact us because it could: (i) reduce the liquidity and market price of our ADSs, (ii) reduce the number of investors willing to hold or acquire our ADSs, which could negatively impact our ability to raise equity financing, and (iii) impair our ability to raise additional necessary capital through equity or debt financing in the United States if needed in the future.

Trading on the OTC Market may be volatile and sporadic, which could depress the market price of our ADSs. Selling our ADSs on the OTC Market could be more difficult because smaller quantities of ADSs would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ADSs, further limiting the liquidity of our ADSs. As a result, the market price of our ADSs may be depressed, and as a result it may be more difficult to sell our ADSs.

Additionally, we intend to file a Form 15F with the SEC to deregister our ADSs and the underlying ordinary shares under the Exchange Act once we have met the criteria for deregistration. Thereafter, all of our reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied. Deregistration of ADSs and the underlying ordinary shares and termination of our reporting obligations under the Exchange Act are expected to become effective 90 days after the filing of Form 15F with the SEC.

Once the Form 15F is filed, we will publish the information required under Rule 12g3-2(b) of the Exchange Act on our website, www.chalco.com.cn. We will also continue to comply with our financial reporting and other obligations as a listed issuer on the Hong Kong Stock Exchange.

Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act and the relevant laws and regulations if the PCAOB is unable to inspect or investigate completely auditors located in China.

As part of continued regulatory focus in the United States on access to audit and other information currently protected by foreign law, in particular the PRC’s law, on December 18, 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosure in their SEC filings that cover a “non-inspection” year. In addition, if the auditor of a U.S.-listed company is not subject to PCAOB inspections for two consecutive “non-inspection” years, the SEC is required to prohibit the securities of these issuers from being traded on a U.S. national securities exchange, such as the New York Stock Exchange, on OTC markets in the United States or through any other method within the SEC’s jurisdiction to regulate.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to determine, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. Final rules implementing certain requirements of the HFCA Act, or the Final Rules, were adopted by the SEC on December 2, 2021 and generally became effective on January 10, 2022. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determination that the PCAOB is unable to inspect or investigate it completely. Pursuant to the Final Rules, the SEC began to identify Commission-Identified Issuers in March 2022. On May 26, 2022, we were listed on the “conclusive list of issuers identified under the HFCA Act,” indicating that we are now Commission-Identified Issuers subject to the delisting provisions if we remain on the list for two consecutive years. A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. Since we have been identified as a Commission-Identified Issuer based on this annual report, we are required to comply with the submission or disclosure requirements in our annual report filing covering the fiscal year ending December 31, 2022. Although our ADSs have been delisted from the NYSE since September 1, 2022, under the HFCA Act and the Final Rules, our securities will be prohibited from trading in over-the-counter markets after we are identified as a Commission-Identified Issuer for two consecutive years, and this ultimately would result in our ADSs being prohibited from over-the-counter trading.

On August 26, 2022, the PCAOB signed a statement of protocol agreement with the CSRC and the MOF, or the “Cooperative Agreement.” According to the fact sheets published by the PCAOB, the PCAOB has the sole discretion in selecting the subject of its inspections and investigations without input from the Chinese authorities, and that procedures are in place to allow PCAOB inspectors and investigators to review complete audit working papers of accounting firms located in mainland China and Hong Kong.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year.

Any lack of access to the PCAOB inspection in China may prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspection. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors to lose confidence in audit procedures and reported financial information and the quality of financial statements of China-based companies.

Our operations are affected by a number of risks relating to conducting business in the PRC. The administrative regulations, departmental rules, and industry regulatory requirements in relation to production safety and environmental protection issued by the Chinese government and relevant government authorities may affect the operations of a China-based company, such as us. The materialization of such risk may result in an adverse change to our business, prospects, financial condition and results of operations, and in extreme cases, may cause your investment in our ADSs to significantly decline in value or become worthless.

As most of our assets and operations are located in the PRC, we are subject to a number of risks relating to conducting business in the PRC, including the following:

●	Our business, prospects, financial condition, and results of operations may be influenced by political, economic, and social conditions in China generally. The industry regulatory requirements and other regulations issued by the PRC government may influence operations of some China-based companies, including us.
●	The PRC government continues to shape the structure and development of the aluminum industry through industry guidelines for energy conservation, safety, environmental protection and quality. The central and local PRC government will give more support to entities that meet the standards in such industry guidelines. If the PRC government changes its current industry guidelines or the interpretation of those industry guidelines, we may face pressure on profit margins and constraints on our ability to expand our business operations.
●	Although the PRC has been one of the world’s fastest-growing economies in terms of GDP growth in the past 30 years, the global financial crisis that unfolded in 2008, coupled with the ongoing structural adjustment of the PRC economy in the past few years, has led to a marked slowdown in the economic growth of the PRC. For example, the GDP growth rate of the PRC decreased from 11.4% in 2007 to 6.1% in 2019. Furthermore, the outbreak and global spread of the COVID-19 in 2020, 2021 and 2022 has adversely affected global and China’s economy and financial market in general. As a result, the compound annual GDP growth rate of China was 4.4% from 2019 to 2022. A slowdown or decline in the PRC economy could reduce business activities and demand for our products. In addition, the PRC government exercises macro-control over China’s economic through the control of payments of obligations denominated in foreign currencies, monetary and tax policies. Some of these measures benefit the overall economy of China, but may have an adverse impact on us.
●	We are subject to reviews and inspections by various governmental authorities and regulatory agencies. These reviews and inspections could cover many aspects in relation to our business and operations, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. We cannot predict the impact of any findings of these reviews and inspections to be carried out by governmental authorities and regulatory agencies in the future, and we cannot assure you that the outcome of any such reviews and inspections would not have a material adverse effect on our business, financial condition, results of operations and prospects.

●	In 2005, China adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on supply and demand with reference to a basket of currencies. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the U.S. dollar to 1%, pushing through a crucial reform that further liberalizes its financial markets. The PBOC further allows the Renminbi trading band against the U.S. dollar to rise or fall 2% from a mid-point every day, effective on March 17, 2014, compared with its previous 1% limit. In August 2015, the PBOC announced that the daily central parity quotes the market-makers reported to the China Foreign Exchange Trade System operated by the PBOC before the market opens should be based on the closing rate of the inter-bank foreign exchange rate market on the previous day, supply and demand in the market, and price movement of major currencies, effective on August 11, 2015. In recent years, the Renminbi has fluctuated against the U.S. dollar, at times significantly. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any appreciation or depreciation of the Renminbi will affect the value of our U.S. dollar-denominated borrowings and overseas investments, the prices of our export sales denominated in foreign currencies and the Renminbi equivalent value of our trade and notes receivable denominated in foreign currencies, which may affect our financial condition and results of operations. Our financial condition and operating performance may also be affected by changes in the value of currencies other than Renminbi in which our earnings and obligations are denominated.
●	The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value. Over the past decades, the PRC government has promulgated a comprehensive system of laws, rules and regulations governing economic matters. However, because these laws, rules and regulations are relatively new, and because of the relatively limited volume of published cases and their non-binding nature, uncertainties regarding the interpretation and enforcement of these laws, rules and regulations may adversely affect our operations.

We are subject to, and incur costs to comply with, environmental laws and regulations.

As we produce air emissions, discharge waste water, and handle hazardous substances at our bauxite mines, alumina refineries and primary aluminum smelters, we are subject to, and incur costs to comply with, environmental laws and regulations.

Given the magnitude, complexity and continuous amendments to these laws and regulations, compliance therewith may be onerous or may involve substantial financial and other resources to establish efficient compliance and monitoring systems. The liabilities, costs, obligations and requirements associated with these laws and regulations may therefore be substantial and may delay the commencement of, or cause interruptions to, our operations. Non-compliance with the relevant laws and regulations applicable to our operations may even result in substantial penalties or fines, suspension or revocation of our relevant licenses or permits, termination of government contracts or suspension of our operations. As the environmental protection standards and requirements may be further enhanced, we cannot assure you that non-compliance incidents would not occur in the future. If such incidents were to occur, they could impact our operating results, financial condition and reputation, all of which could adversely affect our profitability and ability to retain existing customers and to attract new customers.

In addition, the environmental laws and regulations in the PRC and other jurisdictions in which we operate continue to evolve. As a result, we may incur significant additional costs if relevant laws and regulations change or enforcement of existing laws and regulations becomes more rigorous. For instance, in April 2020, the Law on Prevention and Control of Environmental Pollution Caused by Solid Waste was amended to impose stricter liabilities on enterprises that produce solid waste. The National Catalogue of Hazardous Wastes was also amended and the new version became effective on January 1, 2021, which detailed and reclassified some hazardous wastes. As we generate solid waste during our production process, we may incur higher costs to comply with the requirements under the amended law. The Administrative Measures for the List of Key Entities Subject to Environmental Supervision became effective on January 1, 2023, which required the provincial and municipal government to formulate a list of key entities in accordance with the standards provided in this administrative regulation and such key entities shall be subject to strict environmental supervision. As we generate solid waste during our production process, some of our subsidiaries may be identified on such list of key entities. Further, our overseas expansion projects are subject to foreign environmental laws and regulations. Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations, all of which may materially and adversely affect our business operations.

We are subject to administrative policies and orders relating to China’s energy-saving and emission reduction requirements that could adversely affect our production.

We are subject to administrative energy-saving and emission reduction policies and orders carried out by the central and provincial governments. For example, the MIIT issued the Standard Conditions for Aluminum Industry on July 18, 2013 and updated it on February 28, 2020, which set forth various standards for existing enterprises, including but not limited to standards for environmental protection, energy consumption, and utilization of resources. We cannot assure you that the relevant government authorities will not issue more stringent standards or rules, which may require us to incur additional costs or expenses to comply with these standards or rules, and our existing production may be delayed for facility upgrading or suspended before full compliance with these standards or rules. The occurrence of any of the foregoing could have an adverse effect on our business, results of operations and financial condition.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management, and the ability of U.S. authorities to bring actions in the PRC may also be limited.

Most of our assets and our subsidiaries are located in the PRC; most of our directors and officers reside within the PRC, and most of the assets of our directors and officers are located within the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside the PRC upon most of our directors or officers, including with respect to matters arising under applicable laws and regulations. Moreover, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries, and Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States.

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

We are unable to predict cycles of the global and domestic economies. Concerns over inflation, energy costs, geopolitical issues, trade tensions, the availability and cost of credit, unemployment, consumer confidence, declining asset values, capital market volatility and liquidity issues have created difficult operating conditions for us in the past and may continue to do so in the future. For example, since 2018, there were continuing trade tensions between the U.S. and China, resulting in increased tariffs and escalating tensions between the two countries. On January 15, 2020, the two parties signed the China-U.S. phase-one economic and trade agreement. Since then, the PRC government and the U.S. government have granted tariff exemptions on certain goods. However, it is still unclear when future phase negotiations between the two countries will begin and whether there will be further trade agreements following such negotiations. It is also unclear if future disputes will occur or the two countries will be able to negotiate the issues to restore a mutually beneficial economic and trade cooperation. Future actions or escalations by either the U.S. government or the PRC government could have a material adverse effect on the business environment in general, global, Chinese and/or U.S. economic conditions and the stability of global, Chinese and/or U.S. financial markets, which in turn, may adversely affect our business, financial condition and results of operations. In addition, on November 12, 2020, the President of the United States signed Executive Order 13959 (as subsequently amended on January 13, 2021 and June 3, 2021, the “Executive Order”), which prohibits certain transactions in securities of certain entities listed in the annex to the Executive Order (each, a “Restricted Entity”). Currently, neither we nor Chinalco are on the list of Restricted Entities. However, if the Executive Order is further amended, or the Office of Foreign Assets Control of the U.S. Department of Treasury exercised its power pursuant to the Executive Order, to include us or Chinalco as a Restricted Entity in the future, U.S. persons as defined under the Executive Order may be prohibited from purchasing our securities. As a result, the value and liquidity of our ADSs may be materially and adversely affected, which may lead to significant volatility in our ADS trading price on the OTC Market. Furthermore, the PRC government has, from time to time, adjusted its monetary, fiscal and other policies and measures to manage the rate of growth of the economy or the overheating and overcapacity in certain industries or markets.

As a result of the recovery of demand for aluminum globally and the short supply of aluminum caused by the energy crisis in Europe due to the ongoing Russia-Ukraine conflict, the average spot price of alumina on the Australian FOB increased by 9.7% to US$363 per tonne and the average international cash price for primary aluminum on the LME increased by 9.0% to US$2,703 per tonne in 2022. During the same period, the average spot price of alumina in the domestic market increased to RMB2,945 per tonne, representing an increase of 5.3% compared to 2021. Although the overall trend of the industries we are in was upward in 2022, there is no assurance that there will not be any further and significant fluctuations, which may materially and adversely affect our business, financial condition and results of operations. The Russia-Ukraine military conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. The resulting economic sanctions imposed by the United States, the European Union, the UK and other countries may continue to significantly impact supply chains, lead to market disruptions including significant volatility in commodities’ prices, and bring heightened near-term uncertainty to the global financial system. Escalation of the Russia-Ukraine conflict could lead to other additional impacts which may adversely affect our business, such as disruption of international trade flows, extreme market pricing volatility, with particular impact on the energy sector, industrial supply chains, shipping, and regulatory and contractual uncertainty, and increased geopolitical tensions around the world. These factors could disrupt the global markets in ways that are difficult to predict and estimate in advance as to their potential impact on our business, financial position, or operational results.

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

We price our alumina and primary aluminum products by reference to international and domestic market prices, and domestic supply and demand, each of which may fluctuate beyond our control. We may not be able to effectively respond to a sudden fluctuation in alumina or primary aluminum prices. In 2022, the average external selling prices for our self-produced alumina and primary aluminum, regardless whether the sales were recognized in our trading segment, were RMB3,025 per tonne and RMB19,639 per tonne, respectively, representing an increase by 7.1% and 2.8%, respectively, as compared to the prices in 2021. Nevertheless, the prices of alumina and primary aluminum may decline due to, among other things, decrease in market demand of those products and any slowdown of economic growth in China. Because our prices are affected by a variety of factors, most of which are beyond our control, we may not be able to respond promptly to the fluctuation in alumina or primary aluminum prices in international market or domestic market. There is no assurance that there will not be any further and significant fluctuations in prices of our key products, including alumina and primary aluminum, which may materially and adversely affect our business, financial condition and results of operations. In addition, since our profit margin for trading non-ferrous metal products and coal products is based on price fluctuations in the short term, we need to make the correct prediction of the price fluctuations of these commodities on the markets to maintain our profit margin. If market price fluctuations on the market do not match our prediction, we may incur substantial losses.

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

Our plans to upgrade and expand our production capacity will require substantial capital expenditures. For the years ended December 31, 2020, 2021 and 2022, our total capital expenditures were approximately RMB9.9 billion, RMB6.4 billion and RMB4.8 billion, respectively. We expect our estimated capital expenditures in 2023 to be a total of approximately RMB14.4 billion. See “Item 4. Information on the Company – D. Property, Plants and Equipment – Our Expansion” and “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Expenditures and Capital Commitments” for details of our expansion and capital expenditures. We may also need additional funding for debt servicing, working capital, other investments, potential acquisitions and joint ventures and other corporate requirements.

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

Cost of electricity is the principal production cost in our primary aluminum operations. Our average electricity cost per kWh (including tax) of our primary aluminum smelters increased by 16% from 2021 to 2022, primarily due to the increase of coal price and the cancellation of preferential policies. There is no assurance that the electricity costs will not further increase in the future. See “Item 4. Information on the Company – B. Business Overview – Regulatory Overview – Electricity Supply and Price” for further details. If we are unable to pass on increases in energy costs to our customers, our operating margin, financial condition and results of operations could be materially and adversely affected.

With the implementation of the policy of “carbon dioxide peaking and carbon neutrality,” a series of policies have been introduced to control both the total amount and intensity of energy consumption and restrict the energy-intensive and high-emission industries, resulting in drastic market fluctuations and a sharp increase in production costs. A supply shortage of coal and the drought in 2022 resulted in production reduction in certain areas, which led to a shortage of supply of electricity in the second half of 2022. The instability of supply of electricity and water aggravated the uncertainty of new or resumed production capacity in the near future. We cannot assure you that our production capacity will not be further affected by such policies, the occurrence of which could have a material adverse impact on our business, financial condition and results of operations.

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

We rely heavily on coal as our energy and fuel source in our operations. As we increase our alumina refining capacity, our consumption of coal will increase accordingly. If we are not able to obtain the amount of coal needed for our production due to a shortage of coal, constraints on coal transportation or any other reason, we may be forced to reduce our production output or suspend our alumina refining operations, which could materially and adversely affect our financial condition and results of operations. Although we have acquired equity interest in a number of coal mines, we expect to continue to rely substantially on third-party coal suppliers for the supply of coal. Our average purchase price per unit tonne of thermal coal increased by approximately 13.9% in 2022 from the level in 2021. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Overview – Factors Affecting Our Results of Operations – Manufacturing Costs.” However, there is no assurance that the coal prices will not increase or fluctuate. If we are unable to pass on increases or otherwise significant fluctuations in coal prices to our customers or offset price increases through productivity improvements, our operating margin, financial condition and results of operations could be adversely affected.

Our business and industry may be affected by the development of alternative energy sources and climate change.

Our operations consume substantial amounts of coal, the combustion of which generates significant greenhouse gas and other pollutants, and negatively contributes to climate change. A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to the potential impacts of climate change. These regulatory mechanisms may impact our operations directly or indirectly through our customers or supply chain. For example, the deepening of supply-side structural reform and the policy of “carbon dioxide peaking and carbon neutrality” have urged the industry in which we operate to optimize the energy consumption structure, reduce energy consumption, and develop deep-processing products with high added values. We may have to increase our capital expenditures in order to comply with such revised or new legislation or regulations, which may lead to higher costs of our products. Changes to our profit or loss may occur due to increased or decreased demand for our products and indirectly due to changes in costs of goods sold, which may adversely affect our results of operations and financial condition.

In addition, we have invested in coal mining operations. Although revenues attributable to our energy segment accounted for only approximately 3.1% of our total revenues in 2022 (after elimination of inter-segment sales), we might still be affected by any change on the PRC thermal power industry, which have relied on coal as main source of fuel. The PRC thermal power industry may be affected by the development of alternative energy sources, climate change and global environmental factors. In particular, pursuant to the environmental protection goal set in China’s 14th Five-Year Plan, the PRC government plans to continue to encourage the development of new energy sources from 2021 to 2025. As one of the PRC government’s measures for encouraging utilizing new energy, on August 15, 2022, the NDRC, the National Bureau of Statistics, and the National Energy Administration issued the Notice on Further Improving the Relevant Work Concerning New Renewable Energy Consumption Not Included in the Total Energy Consumption Control, which provides that renewable energy sources, such as wind power, solar power, hydropower, are not included in the total energy consumption of the enterprises. As such, alternative energy industries may rapidly develop and gradually gain mainstream acceptance in the PRC and the rest of the world. If alternative energy technologies continue to develop and prove suitable for wide commercial application in the PRC and overseas, demand for conventional energy sources, such as coal, could be reduced. Such reduction in demand for coal could have a material adverse effect on the coal mining industry and, consequently, negatively affect our business, results of operations and financial condition.

We may not be able to continue competing successfully in the markets in which we operate.

In 2022, we supplied approximately 70% of our total production of alumina to our own smelters and sold substantially all of the remaining self-produced alumina and all of our self-produced primary aluminum to our domestic customers. Our alumina (excluding chemical alumina products) and primary aluminum production represented approximately 22% and 17%, respectively, of total domestic production in China in 2022. We face competition from both domestic and international alumina and primary aluminum producers. Our principal competitors are major domestic refineries and smelters. These producers compete with our alumina and primary aluminum operations on the basis of product cost, quality and pricing. In addition, we face increasing competition from international alumina and primary aluminum suppliers as a result of the elimination of tariffs on imports of primary aluminum and alumina into China. See “Item 4. Information on the Company – B. Business Overview – Competition” for further details.

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

Our revenue decreased by 2.64% from RMB298,885.4 million in 2021 to RMB290,987.9 million in 2022, primarily due to the decrease in revenue of trading business. The financial performance was driven by a wide range of factors, many of which are out of our control or may not be sustainable or indicative of future growth or performance, such as the prices of our products and raw materials. As a result, our historical results may not be indicative of our future prospects and results of operations.

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

We may from time to time enter into joint ventures or make strategic investments to grow our business and operations. For example, we have participated in joint ventures and strategic investments in coal mining, in line with our development strategy to diversify and optimize our product offering and partially offset our future energy costs. In addition, we have acted as joint venture partner or strategic investor in certain projects which engage in primary aluminum and aluminum alloy manufacturing to diversify our product offering, strategically position ourselves along the industrial chain and facilitate our enterprise transformation and upgrade. If our joint ventures, strategic investments or other investments experience fluctuation in performance or incur losses, our business, financial condition and results of operations may be adversely affected. For further details of certain of our joint ventures and strategic investments, please see “Item 4. Information on the Company – A. History and Development of the Company” and “Item 4. Information on the Company – D. Property, Plants and Equipment – Our Expansion.”

In addition, our joint ventures and subsidiaries which operate coal mines have been facing increasing uncertainties. The coal price remained at a high level due to the tight supply of coal during 2022. However, if coal price decreases in the future, the business, financial condition and results of operations of these joint ventures which operate coal mines may be adversely affected.

Failure to maintain optimal utilization of our production facilities will adversely affect our gross and operating margins.

During the past few years, we expanded the production capacity by completing our construction, upgrading or remolding of some of our alumina and primary aluminum production facilities. If we are able to maintain satisfactory facility utilization rates and increase our production output, this increase in our production output would enable us to reduce our unit costs through economies of scale, as fixed costs will be spread over a higher volume of output units. Conversely, underutilization of our existing and newly acquired or constructed production facilities may increase our marginal production costs and prevent us from realizing the intended economic benefits of our expansion.

Since 2013, we have implemented flexible production arrangements from time to time for certain alumina and primary aluminum production facilities in response to prevailing market conditions and government policies. For example, as affected by the market environment, Zhongzhou Aluminum and Xinghua Technology started to implement flexible production arrangements for alumina production in the fourth quarter of 2022. We may also capitalize on fluctuating market prices to increase trading of alumina and primary aluminum and to enhance resource planning to achieve cost savings in our production. The increase in our external purchases will reduce our utilization of certain production facilities, but may not result in a proportionate decrease in fixed costs such as leases and depreciation of plant, property and equipment.

If we fail to maintain optimal utilization rates and spread fixed costs over a high volume of output units, our gross and operating margins may be adversely affected.

We may be required to record impairment charges in the future.

If business conditions deteriorate, long-lived assets need to be reviewed for possible impairment. Impairment loss needs to be recognized to the extent that the carrying amount exceeds the recoverable amount. In 2020, 2021 and 2022, we recorded impairment loss of property, plant and equipment of RMB681.3 million, RMB4,064.7 million and RMB3,795.4 million, respectively. In addition, we made net credit impairment of receivables of RMB967.9 million, RMB1,390.8 million and RMB414.1 million in 2020, 2021 and 2022. We cannot guarantee that we will not incur any impairment loss or our impairment loss will not increase in the future due to various reasons including, but not limited to, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on our customer base and material adverse changes in our relationship with significant customers. If we record significant impairment charges, our results of operations may be materially and adversely affected.

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

We have relied, and expect to continue to rely, on both short-term and long-term borrowings to fund a significant portion of our capital requirements. As of December 31, 2022, we had approximately RMB27,859.4 million in outstanding short-term bonds and short-term bank borrowings (including the current portion of long-term bank and other borrowings) and RMB58,596.8 million in outstanding long- and medium-term bonds and long-term bank and other borrowings (excluding the current portion of these borrowings). On March 21, 2023, subject to approval at our 2022 annual general meeting that is expected to be held in 2023, our Board approved to authorize the issuance of debt financing instruments and bonds in the PRC (including various issued domestic bonds) and overseas bonds with an aggregate outstanding balance of all bonds not exceeding RMB30 billion, the term of which authorizations will commence on the date of approval at our 2022 annual general meeting and close upon the conclusion of our 2023 annual general meeting. Although we have been managing our debt and assets with the goal of maintaining our debt at an appropriate level, there is no assurance that such efforts would be successful or the level of our debt will be further decreased. Please see Note 21 to our audited consolidated financial statements for more detailed information about our borrowings. This level of debt could have significant consequences on our operations, including:

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

Our ability to meet our payment and other obligations under our outstanding debt depends on our ability to generate cash flows in the future or to refinance such debt. In 2022, we carried out capital preservation and appreciation businesses by using daily reserve fund for investments such as structural deposits. However, we cannot assure you that such capital preservation and appreciation businesses will be successful or profitable, or we will generate sufficient cash flows from operations, to satisfy our obligations under our outstanding debt and to fund other liquidity needs. If we are not able to generate sufficient cash flows to meet such obligations, we may need to refinance or restructure our debt, reduce or delay capital investments, or seek additional equity or debt financing. The increase in equity securities could result in dilution to our ADS holders. A shortage of financing could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions or to expand through organic and acquisitive growth, thereby reducing our competitiveness. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

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

In August 2022 and September 2022, we issued RMB1,000 million perpetual medium-term notes with an initial distribution rate at 2.87% (the “2022 Third Perpetual Medium-term Notes”) and RMB1,000 million perpetual medium-term notes with an initial distribution rate at 2.68% (the “2022 Fourth Perpetual Medium-term Notes”), respectively, in China. Pursuant to the terms of the 2022 Third Perpetual Medium-term Notes and the 2022 Fourth Perpetual Medium-term Notes, while any coupon distribution payments are unpaid or deferred, our Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments. Therefore, our ability to pay dividends in respect of our ordinary shares and the ADSs may be limited under certain circumstances.

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

As of December 31, 2022, our largest shareholder, Chinalco, directly owned 29.43% of our issued share capital and indirectly owned an additional 2.47% of our issued share capital through its controlled entities. The interests of Chinalco may conflict or even compete with our interests and those of our public shareholders. Chinalco may take actions that are in the interest of its subsidiaries, associates and other related entities to our detriment. For example, Chinalco may seek to influence our decision as to the amount of dividends we declare and distribute. Any increase in our dividend payout would reduce funds otherwise available for reinvestment in our businesses and thus may adversely affect our future prospects and financial condition.

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

In January 2019, Yunnan SASAC transferred its 51% equity interest in Yunnan Metallurgical Group Co., Ltd. to China Copper, a wholly-owned subsidiary of Chinalco, with no consideration. As Yunnan Aluminum, an affiliated company of Yunnan Metallurgical Group Co., Ltd., competes with us in the business segments of alumina and primary aluminum, Chinalco, as the indirect controlling shareholder of Yunnan Aluminum and our direct controlling shareholder, issued a letter of undertakings on non-competition to us, according to which Chinalco undertook to start in 2019 planning the integration of the businesses in which Yunnan Aluminum and we compete with each other, and address such business competition within five years. In July 2022, we entered into a shares transfer agreement and agreed to acquire shares representing approximately 19% of the total issued share capital of Yunnan Aluminum. The shares transfer was completed in November 2022 and we currently hold 29.10% of the total issued share capital of Yunnan Aluminum. The financial results of Yunnan Aluminum have been consolidated into the financial statements of our Company. The aforesaid transaction has resolved the competition between Chinalco and our Group. However, the competition between our Group and Yunnan Aluminum has not been fully resolved. In light of this, our Company issued a letter of undertakings on non-competition to Yunnan Aluminum, according to which our Company undertook to appropriately resolve the issue of horizontal competition with Yunnan Aluminum within five years from 2019. For further details, please see “Item 4. Information on the Company – A. History and Development of the Company.” While we intend to closely monitor Chinalco’s planning and implementation of such business integration and make timely public disclosure about significant progress made, due to the uncertainties involved in such business integration, however, we cannot assure you that business competition between Yunnan Aluminum and us would be addressed without undue delays or at all, or the plan of such business integration or the implementation thereof would be viewed by you or other investors as most favorable to us or our shareholders.

Changes in facts and circumstances may adversely affect our ability to exercise control over Yunnan Aluminum.

Although we own shares representing 29.10% of total issued share capital at Yunnan Aluminum, we concluded that we exercise “de facto control” based on the following facts: (i) the percentage and concentration of our voting rights, (ii) the record of attendance to Shareholders’ Meetings and the record of votes cast by the other shareholders; and (iii) the effective control exercised by us to direct Yunnan Aluminum’s relevant activities.

As some of these facts are out of our control, a change in the fact pattern that we assessed might derive in a loss of control over Yunnan Aluminum, leading to deconsolidation from an accounting perspective.

Any catastrophe, including outbreaks of health pandemics, accidents, natural disasters or other extraordinary events, could disrupt our business operations and have a materially adverse impact on our business and results of operations.

In recent years, there have been outbreaks of health epidemics in China and globally, including the outbreak of COVID-19 pandemic. The COVID-19 pandemic, as well as efforts to contain it, has caused significant economic and financial disruptions around the world, including disruption on manufacturing operations, logistics and global supply chains and significant volatility and disruption of financial markets. Our business could continue to be adversely affected by the effects of health pandemics or epidemics, including the effects of the COVID-19 pandemic, and other recent outbreaks of diseases, such influenza A, avian influenza, and severe acute respiratory syndrome, which may, among other things, exacerbate turbulence in commodity market, discourage or disrupt investment and production, increase total inventories of primary aluminum or other products in the industry, bring more uncertainty to the consumption of aluminum-made products and the prices of primary aluminum and alumina, and cause other adverse impacts on the industry we are in.

We may also experience accidents and natural disasters in the course of our operations, which may cause significant property damage and personal injuries. Significant accidents and natural disasters may cause interruptions to our operations or result in property or environmental damage, increase in operating expenses or loss of revenues. The occurrence of accidents, natural disasters and the resulting consequences may not be covered adequately, or at all, by the insurance policies we carry. Losses or payments incurred by us as a result of major accidents or natural disasters may have a material adverse effect on our results of operations.

We have not obtained valid titles or land use rights to certain properties or land parcels that we occupy.

We have not obtained valid ownership certificates to certain properties that we occupy. These properties are used primarily for production plants and daily operations management. As of December 31, 2022, the book value of our properties with defective titles is RMB4,995.4 million, which represents approximately 2.4% of our total asset value. In addition, we had not obtained land use rights to certain land parcels, which we use primarily for our production plants. As of December 31, 2022, the book value of these land parcels is RMB86.7 million, representing approximately 0.04% of our total asset value. We have applied to the appropriate authorities to obtain the relevant ownership certificates. We cannot give any assurance that ownership dispute will not occur or that third parties will not assert any claims against us for compensation in respect of any use of these properties or land parcels.

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

From time to time, we may utilize derivative instruments to minimize our exposure to fluctuations in the price of primary aluminum and other products. We primarily use futures contracts and option contracts traded on the SHFE and LME to hedge against fluctuations in the price of primary aluminum. All of our future contracts and option contracts are held for hedging purpose. As of December 31, 2022, the fair value of the outstanding futures and option contracts recognized in financial assets and financial liabilities amounted to nil and RMB9 million, respectively. In the process of hedging with futures and options, we cannot assure you that we will not incur any loss, which may have an adverse effect on our financial condition and results of operations.

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

We may be exposed to fraud or other misconduct committed by our employees, representatives, agents, customers, affiliates or other third parties that could subject us to litigation, financial losses and sanctions imposed by governmental authorities, as well as adversely affect our reputation, business, financial condition, results of operations and ADS trading price on the OTC Market. Such misconduct may include, among others:

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

There is no assurance that fraud or other misconduct by our employees, representatives, agents, customers, affiliates or other third parties will not occur in the future. If such fraud or other misconduct does occur and to the extent that our employees, representatives, agents, customers, affiliates or other third parties are penalized for any of their non-compliance activities or are otherwise subject to any sanctions laws of foreign jurisdictions, it may cause negative publicity of us as a result, and could have a material adverse effect on our business, financial condition, results of operations and ADS trading price on the OTC Market.

Cyber attacks and security breaches may threaten the integrity of our intellectual property and other sensitive information and disrupt our business operations, which could adversely affect our reputation, business and financial position.

We face global cybersecurity threats, which may range from uncoordinated individual attempts to sophisticated and targeted measures directed at us. Cyber attacks and security breaches may include, but are not limited to, attempts to access information, computer viruses, denial of service and other electronic security breaches. Cyber attacks and security breaches may cause equipment failures, loss of information and limited access to systems. For manufacturing companies, cyber attacks and security breaches may result in the theft of sensitive data, including valuable technical and marketing information, disruptions to operations and breakdown of industrial control system. The economic costs to us to eliminate or alleviate cyber attacks and security breaches could be expensive and may be difficult to estimate or calculate because the loss may differ based on the identity and motive of the programmer or hacker, which are often difficult to identify. Further, the perpetrators of cyber attacks and security breaches are not restricted to specific groups or persons. These attacks may be committed by company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. In addition, new and amended PRC regulatory requirements regarding network security and information protection have been adopted in recent years to further strengthen the regulation in those areas. In 2021, both Data Security Law and Personal Information Protection Law were promulgated and became effective. On September 1, 2022, the Measures for Data Export Security Assessment becomes effective. We may be required to devote significant resources to establishing and maintaining our compliance with such new or amended legislation or regulations.

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

During the past few years, we generated marginal revenue from exports of certain chemical alumina products and aluminum fabrication products and also from time to time from exports of certain non-ferrous metals and minerals products to foreign jurisdictions. In 2022, we only engaged in the export of certain refined alumina to foreign countries including, among others, South Korea, Japan and countries in Southeast Asia and revenue generated from such export accounted for approximately 0.3% of our total revenues in 2022. Such foreign jurisdictions and other countries may take restrictive measures, including, among others, imposition of tariffs, anti-dumping duties and other non-tariff barriers, to protect their own markets. The sales of our product in overseas markets may be adversely affected by increases in or new impositions of anti-dumping duties, countervailing duties, quotas or tariffs imposed on our exports. Further increases in or new imposition of anti-dumping duties, countervailing duties, quotas or tariffs on our sales in these markets could adversely affect the exports to these regions in the future. For example, since 2018, the U.S. government has imposed tariffs and other trade barriers on products imported from China, which elicited retaliatory tariff increases by the PRC government on the U.S. products. Since October 1, 2018, the U.S. government had imposed a 10% tariff on various aluminum products imported from China, including chemical alumina products. Starting from May 2019, this tariff rate was increased to 25%. In 2022, we exported approximately 20,000 tonnes of aluminum hydroxide filler to the United States, the revenue generated from which represented approximately 0.02% of our total revenues in 2022. Other than exports of aluminum hydroxide filler, we did not have any other exports to the United States in 2022. There is no assurance that such export volume of chemical alumina products will not further decrease in the future. In addition, such trade frictions and tariffs involved may decrease China’s aluminum export to the United States and other countries and reduce global aluminum consumption, which could in turn have a material adverse effect on the demand of our products as well as our business, financial condition and results of operations. On January 15, 2020, the PRC government and the U.S. government entered into the U.S.-China Phase One trade deal agreement. Since then, the PRC government and the U.S. government have granted tariff exemptions on certain goods. However, it is not yet clear what further actions the U.S. government and the PRC government may take. There is no assurance that a broader trade agreement would be successfully negotiated between the U.S. and China, or no additional tariffs or other trade barriers would be imposed. If there is any escalation in trade frictions, we cannot assure you whether such development would not have a material adverse effect on the business environment in general, global economic conditions and the stability of global financial markets. Any of these factors affected by the developments in trade barriers could in turn have a material adverse effect on our business, financial condition and results of operations.

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

Our A Shares have been listed on the Shanghai Stock Exchange since April 2007. Our H Shares have been listed on the Hong Kong Stock Exchange since December 2001. Our ADSs were listed on the New York Stock Exchange under the symbol “ACH” with each ADS representing 25 H Shares from December 2001 until being delisted from the NYSE on September 1, 2022. Our ADSs are now traded on the OTC Market with ticker symbol changed from “ACH” to “ACHHY.” In light of the delisting, we subsequently delivered a termination letter to the depositary for our ADSs, for the termination of our ADS program on March 30, 2023. Our ADS program is expected to be terminated on June 30, 2023.

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

We have substantially increased the size and scope of our operations through organic growth as well as selective acquisitions and joint ventures. Our key operating assets currently include six subsidiaries mainly engaged in bauxite mining; three integrated alumina and primary aluminum production plants; nine stand-alone alumina refineries; seven stand-alone primary aluminum smelters; one stand-alone secondary aluminum producer; four stand-alone carbon production plants; one integrated power generation company with coal mining operations and one institute providing research and development services. All of our principal alumina, primary aluminum and carbon production facilities are operated in accordance with ISO14001 standards.

For the details of our principal capital expenditures for the previous three years ended December 31, 2022 and those planned for 2023, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Expenditures and Capital Commitments.” We currently do not have any significant divestiture in progress.

Private Placement of A Shares

On March 8, 2012, our Board resolved to issue up to 1.25 billion A Shares in the PRC. The A Share issue plans previously proposed by our Board on June 30, 2009 and January 30, 2011 and approved by our shareholders at the extraordinary general meeting, A Share class meeting and H Share class meeting held on August 24, 2009 and on April 14, 2011, respectively, ceased. Pursuant to the new issue plan approved by our Board on March 8, 2012, we planned to issue up to 1.25 billion A Shares, with a nominal value of RMB1.00 each, by way of private placement for expected proceeds not exceeding RMB8 billion. We intended to issue the A Shares to no more than ten specific target subscribers within six months of obtaining the approval of the CSRC. The issue price of A Shares to be offered shall be not less than 90% of the average trading price of our A Shares in 20 trading days immediately preceding the pricing determination date. We intended to apply proceeds from this private placement to finance Chalco Xing County Alumina Project, Zhongzhou branch Ore-dressing Bayer Process expansion construction project and to supplement working capital. The issue plan was approved by the SASAC on April 5, 2012 and by our shareholders at the extraordinary general meeting, A Share class meeting and H Share class meeting held on May 4, 2012. On August 24, 2012, our Board resolved to adjust the issue plan by proposing, among others, to increase the number of A Shares to be issued to up to 1.45 billion A Shares. The adjusted issue plan was approved by the SASAC and our shareholders at an extraordinary general meeting, A Share class meeting and the H Share class meeting on October 12, 2012 and by the CSRC on December 7, 2012. On March 14, 2013, we obtained the approval from the CSRC on our proposed private placement of A Shares under such adjusted issue plan, with effective period of six months after the approval date. However, the CSRC temporarily retrieved its approval in July 2013 due to its ongoing investigation of the sponsor of our proposed private placement of A Shares. The period of authorization to the Board relating to the adjusted issue plan was extended by our shareholders at the 2013 annual general meeting, A Share class meeting held on June 27, 2014 and H Share class meeting held on June 27, 2014, with an effective period of 12 months after the approval date. On January 4, 2015, we submitted the “Report regarding the resumption of the approval of non-public offering of shares of Aluminum Corporation of China Limited” to the CSRC. On April 24, 2015, we received the Approval in Relation to the Non-public Issuance of Shares by Aluminum Corporation of China Limited issued by the CSRC, pursuant to which we were approved to issue no more than 1,450,000,000 new shares. We completed the non-public issuance of A Shares on June 15, 2015 and issued an additional 1,379,310,344 A Shares pursuant to the specific mandate as approved at the annual general meeting of the Company on June 27, 2014. Upon completion, the total number of A Shares of the Company was increased from 13,524,487,892 to 14,903,798,236. Please refer to “– Subscription of Equity Interest of Certain Subsidiaries and Subsequent Issuance of Additional A Shares” and “Item 6. Directors, Senior Management and Employees - E. Share Ownership” for further changes of our issuance of A Shares.

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

On November 19, 2019, we issued RMB1,500 million perpetual medium-term notes with an initial distribution rate at 4.20% (the “2019 Perpetual Medium-term Notes”). The proceeds from the issuance were RMB1,499 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 4.20% per annum on the 2019 Perpetual Medium-term Notes have been made annually in arrears from November 19, 2019 and may be deferred at our discretion. The 2019 Perpetual Medium-term Notes have no fixed maturity date and are callable only at our option on November 20, 2022 or any coupon distribution date after November 20, 2022 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 1.31 per cent, (b) the China Treasury Rate, and (c) a margin of maximum 300 Bps every five years after November 20, 2022. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments. The 2019 Perpetual Medium-term Notes matured on November 20, 2022, and no breach of contract occurred.

On December 2, 2020, the Company issued RMB1,000 million perpetual medium-term notes with an initial distribution rate at 4.45% (the “2020 Perpetual Medium-term Notes”). The proceeds from the issuance of the 2020 Perpetual Medium-term Notes were RMB1,000 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 4.45% per annum on the 2020 Perpetual Medium-term Notes have been made annually in arrears from December 2, 2020 and may be deferred at the discretion of the Company. The 2020 Perpetual Medium-term Notes have no fixed maturity date and are callable only at our option on December 3, 2022 or any coupon distribution date after December 3, 2022 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 1.42 percent, (b) the China Treasury Rate, and (c) a margin of maximum 300 Bps every two years after December 3, 2022. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments. The 2020 Perpetual Medium-term Notes matured on December 4, 2022, and no breach of contract occurred.

On August 17, 2022, the Company issued RMB1,000 million perpetual medium-term notes with an initial distribution rate at 2.87% (the “2022 Third Medium-term Notes”). The proceeds from the issuance of the 2022 Third Medium-term Notes were RMB1,000 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 2.87% per annum on the 2022 Third Medium-term Notes have been made annually in arrears from August 17, 2022 and may be deferred at the discretion of the Company. The 2022 Third Medium-term Notes have no fixed maturity date and are callable only at the Group’s option on August 19, 2025 or any coupon distribution date after August 19, 2025 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 0.57 percent, (b) the China Treasury Rate, and (c) a margin of maximum 300 Bps every three years since August 19, 2025. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments. As of December 31, 2022, no coupon distribution payments are unpaid or deferred.

On September 20, 2022, the Company issued RMB1,000 million perpetual medium-term notes with an initial distribution rate at 2.68% (the “2022 Fourth Medium-term Notes”). The proceeds from the issuance of the 2022 Fourth Medium-term Notes were RMB1,000 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 2.68% per annum on the 2022 Fourth Medium-term Notes have been made annually in arrears from September 20, 2022 and may be deferred at the discretion of the Company. The 2022 Fourth Medium-term Notes have no fixed maturity date and are callable only at the Group’s option on September 22, 2024 or any coupon distribution date after September 22, 2024 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 0.59 percent, (b) the China Treasury Rate, and (c) a margin of maximum 300 Bps every two years since September 22, 2024. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments. As of December 31, 2022, no coupon distribution payments are unpaid or deferred.

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

Development of Gold Leasing Financing

On May 30, 2016, the Board resolved to develop gold leasing business to financing working capital. From 2016 to 2019, we have entered into several agreements with Bank of Communications Co., Ltd., China Everbright Bank and Agriculture Bank of China to finance working capital via gold leasing. We repaid the remaining gold leasing financing and did not enter into any new gold leasing agreement in 2021 and 2022.

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

The Industry Fund provided funding for the construction of our major projects, replenish our working capital and support our structural adjustment, transformation and upgrade. In 2021, the Industry Fund had exited all its investment and thereafter had been closed down and liquidated.

Merger and Reorganization of Shanxi Branch and Shanxi Huaze

On August 8, 2017, we entered into a reorganization agreement with Jinneng Holding Shanxi Electric Power, pursuant to which we contributed certain assets related to alumina production of our Shanxi branch, with an appraised net value of RMB3,425.7 million equaling the appraised net value of the assets and liabilities of Shanxi branch, to Shanxi Huaze. The assets injected into Shanxi Huaze included, among others, inventories, buildings, structures, machinery and equipment. Upon completion of our asset contribution in 2017, our shareholding in Shanxi Huaze increased from 60% to 85.98% and Shanxi Huaze was renamed to Shanxi New Material.

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

Subsequently, on January 31, 2018, we entered into equity acquisition agreements (the “Further Agreements”) with the Restructuring Investors. Pursuant to the Further Agreements, we have agreed to acquire all the equity interest held by the Restructuring Investors in the Target Subsidiaries with consideration in the form of A Shares of the Company to be issued to the Restructuring Investors (the “Proposed Issuance”). The number of A Shares in issue pursuant to the Proposed Issuance would equal the appraised value of equity interest held by Restructuring Investors in Target Subsidiaries as of December 31, 2017 determined by China United Assets Appraisal divided by the issue price. The issue price has been set at RMB6.00 per A Share with reference to 90% of the average trading price of our A Shares during the last 60 trading days prior to January 31, 2018 (i.e., the last 60 trading days prior to the suspension of trading of our A Shares) in accordance with rules and regulations of the PRC applicable to transaction of this kind. The appraised value, subject to further adjustment, was RMB12.7 billion and therefore we issued to the Restructuring Investors approximately 2.1 billion A Shares in aggregate, representing approximately 14.2% of the total issued share capital of the Company as of January 31, 2018 and approximately 12.4% of the enlarged total issued share capital of the Company upon completion of the Proposed Issuance. On July 30, 2018, we entered supplemental equity acquisition agreements with the Restructuring Investors, amending, among others, the final consideration of the proposed acquisition and the number of the consideration shares to be issued from approximately RMB12,703.7 million and approximately 2,117,280,800 to approximately RMB12,713.2 million and 2,118,874,715, respectively. The Proposed Issuance was approved by our shareholders, the SASAC and the CSRC in 2018. In February 2019, all equity interests of Target Subsidiaries held by the Restructuring Investors were transferred to us, which resulted in us holding 100% equity interests of all Target Subsidiaries. On February 25, 2019, we issued an aggregate of 2,118,874,715 A Shares to the Restructuring Investors and our total share capital increased from 14,903,798,236 shares to 17,022,672,951 shares. The shares issued to the Restructuring Investors could be traded on the Shanghai Stock Exchange since February 26, 2020 after the expiry of the 12-month lock-up period.

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

Based on our preliminary research and analysis and after taking into account various factors, including but not limited to (i) the bauxite reserve and the minable quantity in the mining area of the Boffa Project; (ii) the advancement and effectiveness of the existing development technologies; (iii) labor costs, transportation expenses and other development costs and other factors, the total investment of the Boffa Project is estimated to be approximately US$706 million, subject to adjustment pursuant to the actual needs, which will be mainly allocated in the construction of mines, ports and lightering system and is expected to be funded through capital investment together with shareholders’ loans or bank loans. The Boffa Project was completed and put into operation in April 2020. As of December 31, 2022, an aggregate of RMB2.9 billion of capital expenditure had been incurred for the Boffa Project.

In accordance with the Mining Convention, a mining company (the “Mining Company”) and a port company (the “Port Company”) are established to act as the main operating bodies for mines construction and ports construction, respectively. In accordance with the Mining Convention, we own 85% and 95% equity interests in the Mining Company and the Port Company, respectively, while the Guinean government and its wholly-owned companies collectively own 15% and 5% equity interests in the Mining Company and the Port Company, respectively. Pursuant to the Mining Convention, Chalco Hong Kong shall grant the Guinean government and/or its wholly-owned companies an option to obtain additional equity interests in the Mining Company and grant Societe Guineenne de Patrimoine Minier, a company wholly-owned by the Guinean government, an option to obtain additional equity interests in the Port Company (together, the “Options”). If the Options are exercised in full, our equity interests in the Mining Company and Ports Company will reduce to 65% and 90%, respectively. As of December 31, 2022, the Options had not been exercised.

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

The Boffa Project commenced construction in September 2018. The project was completed and put into operation in April 2020. From then through the end of 2022, we extracted approximately 33.9 million tonnes of bauxite from the Boffa mine. The annual bauxite output capacity is expected to remain stable at 13.6 million tonnes in 2023.

Merger and Reorganization of Zunyi Alumina and Zunyi Aluminum

On June 21, 2018, in order to streamline our production chains, enhance synergistic effects and control operating costs, we entered into a contribution agreement with other shareholders of Zunyi Aluminum, pursuant to which we contributed all assets in Zunyi Alumina to Zunyi Aluminum. The appraised net value of Zunyi Alumina, equaling the appraised net value of its assets and liabilities, was RMB2,311 million. Upon completion of the merger, our shareholding in Zunyi Aluminum increased from 62.1% to 67.45%.

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

Transfer Between China Copper and Yunnan SASAC

On November 13, 2018, China Copper, a wholly-owned subsidiary of our controlling shareholder, entered into a transfer agreement with Yunnan SASAC, pursuant to which Yunnan SASAC shall transfer its 51% equity interest in Yunnan Metallurgical Group Co., Ltd. to China Copper with no consideration. The transfer was approved by the SASAC on December 19, 2018, by the State Administration for Market Regulation on December 20, 2018 and by the CSRC on December 29, 2018. Chinalco completed the transfer on January 8, 2019. As Yunnan Aluminum, an affiliated company of Yunnan Metallurgical Group Co., Ltd., competes with us in the business segments of alumina and primary aluminum, on January 2, 2019, Chinalco, as the indirect controlling shareholder of Yunnan Aluminum and our direct controlling shareholder, issued a letter of undertakings on non-competition to us in order to address business competition and safeguard the legitimate interests of the Company and our minority shareholders. According to the letter of undertakings, Chinalco undertook to start in 2019 planning the integration of the businesses in which Yunnan Aluminum and we compete with each other, and address business competition between Yunnan Aluminum and us within five years. In July 2022, we entered into a shares transfer agreement and agreed to acquire shares representing approximately 19% of the total issued share capital of Yunnan Aluminum. The shares transfer was completed in November 2022 and we currently hold 29.10% of the total issued share capital of Yunnan Aluminum. The financial results of Yunnan Aluminum have been consolidated into the financial statements of our Company. The aforesaid transaction has resolved the competition between Chinalco and our Group. However, the competition between our Group and Yunnan Aluminum has not been fully resolved. In light of this, our Company issued a letter of undertakings on non-competition to Yunnan Aluminum, according to which our Company undertook to appropriately resolve the issue of horizontal competition with Yunnan Aluminum within five years from 2019.

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

Proposed Issuance of H Shares

On June 21, 2022, our shareholders at the 2021 annual general meeting passed a special resolution, which will remain valid until the earliest of (i) the conclusion of our next annual general meeting, (ii) the expiration of 12 months following the date of passing the resolution, or (iii) the date on which the authority set out in this resolution is revoked or varied by a special resolution at a general meeting. The resolution authorizes us to issue additional H Shares up to 20% of the number of H Shares in issue as of the resolution date. Our Board has been authorized to determine the use of the proceeds. The proposed issuance is subject to all the necessary approval by the CSRC and/or other relevant PRC government authorities.

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

On July 24, 2022, we entered into a shares transfer agreement with Yunnan Metallurgical Group Co., Ltd., pursuant to which, we agreed to acquire and Yunnan Metallurgical Group Co., Ltd. agreed to dispose of 658,911,907 shares in Yunnan Aluminum, representing approximately 19% of the total issued share capital of Yunnan Aluminum. The aforesaid shares transfer was completed in November 2022. The Company currently holds 1,009,202,685 shares in Yunnan Aluminum, representing approximately 29.10% of the total issued share capital of Yunnan Aluminum. The financial results of Yunnan Aluminum have been consolidated into the financial statements of our Company, and Yunnan Aluminum has become a subsidiary of the Company.

B.Business Overview

Our Principal Products

We are a leading enterprise in the non-ferrous metal industry in China. In terms of comprehensive scale, we ranked among the top enterprises in the global aluminum industry. We have benefited from the development of the PRC aluminum market, the world’s largest aluminum market. We refine bauxite into alumina, which is then smelted into primary aluminum. In addition to alumina and primary aluminum, we also produce and sell chemical alumina products (alumina hydrate and alumina-based industrial chemical products) and carbon products (carbon anodes and cathodes). We are also engaged in the trading and logistics of alumina, primary aluminum, other non-ferrous metal products, coal products and raw and ancillary materials in bulk manufactured by us or sourced from external suppliers domestically and abroad. In addition, we are engaged in coal mining and power generation. The remainder of our revenues was derived from research and development activities and other products and services. Accordingly, we organize and manage our operations in five business segments: alumina segment, primary aluminum segment, trading segment, energy segment and corporate and other operating segment. After elimination of inter-segment sales, revenues attributable to our alumina segment, primary aluminum segment, trading segment, energy segment, and corporate and other operating segment accounted for approximately 5.6%, 29.7%, 61.4%, 3.1% and 0.2%, respectively, of our total revenues in 2022.

Our alumina segment includes the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as chemical alumina. Alumina accounted for approximately 89.1% of our total production volume of alumina and chemical alumina products for this segment in 2022. Chemical alumina products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we produce gallium as a by-product, which is a rare, high value metal with applications in the electronics and telecommunication industries.

Our primary aluminum segment includes the procurement of alumina, other raw materials, supplemental materials and electrical power, the production and sale of primary aluminum and aluminum-related products, such as carbon products, aluminum alloy products, renewable aluminum and other aluminum products. Our principal primary aluminum products are ingots, molten aluminum and aluminum alloys, which accounted for approximately 26.5%, 41.5% and 32.0%, respectively, of our total production volume of primary aluminum in 2022. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, electricity, electronics, transportation, packaging, machinery and durable goods industries. We internally produce substantially all the carbon products used at our smelters and sell our remaining carbon products to external customers.

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

Our energy segment includes the research and development, production and operation of energy products, including coal mining and conventional coal-fire power generation as well as renewable energy generation such as wind power and solar power. In January 2013, to partially offset our future energy costs, we established our energy segment after our acquisition of Ningxia Energy in line with our development strategy. In 2022, we supplied a portion of the electricity we generated for our own production use, supplied a portion of the coal output to our own electric power plant and sold the remaining portion to external customers. Ningxia Energy supplied the electricity it generated mainly to the state grid in China.

Our corporate and other operating segment mainly includes corporate and other aluminum-related research, development, and our other activities.

Our Production Capacity

As of December 31, 2022, our annual alumina production capacity and primary aluminum production capacity was approximately 22.26 million tonnes and 7.35 million tonnes, respectively. The following table sets forth the production capacity of each of our principal plants by business segment as of the indicated date:

	As of December 31, 2022
Plant	Alumina	Primary Aluminum

	(in thousand tonnes)(1)
Guangxi branch	2,210	—
Zhongzhou Aluminum	3,050	—
Qinghai branch	—	400
Guangxi Huasheng	2,000	—
Chalco Mining	2,410	—
Chalco Shandong	2,270	—
Shanxi New Material	2,600	420
Chongqing branch	800	—
Lanzhou Aluminum	—	420
Zunyi Aluminum	1,000	360
Baotou Aluminum(2)	—	1,290
Zhengzhou Institute	20	—
Liancheng branch	—	523
Guizhou Huajin	1,600	—
Xinghua Technology	900	—
Shanxi Huaxing	2,000	—
Guizhou Huaren	—	400
Shanxi Zhongrun	—	497
Yunnan Aluminum	1,400	3,040
Total	22,260	7,350
(1)

Production capacity is calculated based on designed capacity, which takes into account various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

(2)	Including the primary aluminum production capacity of Inner Mongolia Huayun, a subsidiary of Baotou Aluminum.
(3)	Shandong Huayu transferred its primary aluminum capacity quota of 65,000 tonnes to Shanxi Zhongrun. Shandong Huayu had no production capacity in 2022.

In 2022, we produced approximately 17.64 million tonnes of alumina (excluding chemical alumina products), 4.29 million tonnes of chemical alumina products and 6.88 million tonnes of primary aluminum. Our production of alumina (excluding chemical alumina products) and primary aluminum represented approximately 22% and 17%, respectively, of the total output of alumina and primary aluminum in China in 2022.

The following table sets forth a breakdown of our production volume by product segment for the periods indicated:

	Year Ended December 31,
Production Volume by Product	2020	2021	2022

	(in thousand tonnes)
Alumina segment
Alumina	14,526	16,229	17,642
Chemical alumina products	3,942	4,123	4,285
Gallium(1)	95	137	146
Primary aluminum segment
Primary aluminum(2)	3,695	3,863	6,879
Carbon	1,840	2,055	2,877
(1)

As we repurchased our gallium assets in 2021 after disposal in 2019, we present the production volume as if we never disposed of our gallium assets. See “– A. History and Development of the Company – Our Gallium Assets” for details.

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

All of our primary aluminum smelters use pre-bake anode reduction pot-lines. In the pre-bake reduction process, the anodes are pre-formed in a separate facility where pollutants can be contained. The cells themselves are enclosed with removable panels so that the waste gas produced during the process can be collected using large exhaust fans. Our waste gas is treated and purified to reduce dust and fluoride emissions to standards set by state environmental protection agencies.

Production Facilities

Alumina

We currently operate 12 alumina refineries and one research institute with a total designed annual production capacity of approximately 22.26 million tonnes as of December 31, 2022. Two of our refineries are integrated with primary aluminum smelters. In 2022, we produced approximately 17.64 million tonnes of alumina and approximately 4.29 million tonnes of chemical alumina products. The overall utilization rate for our refineries was 79% as of December 31, 2022.

The following table sets forth the annual production capacity, output of alumina and chemical alumina products, utilization rate and production process applied in each of our alumina refineries and our Zhengzhou Institute:

	As of December 31, 2022		For the Year Ended December 31, 2022
				Chemical
	Annual		Alumina	Alumina
	Production	Utilization	Production	Products
	Capacity(1)	Rate(2)	Output	Output	Production Process

	(in thousand tonnes, except percentages)
Shanxi New Material	2,600	55%	1,391	194	Bayer-sintering
Chalco Mining	2,410	74%	1,358	65	Bayer-sintering
Chalco Shandong	2,270	100%	1,550	2,596	Sintering and Bayer
Zhongzhou Aluminum	3,050	76%	1,776	1,159	Sintering and Bayer
Guangxi branch	2,210	100%	2,357	187	Bayer
Zunyi Aluminum	1,000	100%	1,096	9	Bayer
Chongqing branch(3)	800	0%	—	—	Bayer-sintering
Zhengzhou Institute(4)	20	0%	—	—	Bayer
Guizhou Huajin	1,600	100%	1,631	—	Bayer
Xinghua Technology	900	38%	830	12	Bayer
Shanxi Huaxing	2,000	100%	2,089	—	Bayer
Guangxi Huasheng	2,000	100%	2,168	6	Bayer
Yunnan Aluminum	1,400	100%	1,396	—	Bayer
Total	22,260	79%	17,642	4,285
(1)

Production capacity is calculated based on designed capacity, which takes into account various assumptions including downtime for ordinary maintenance and repairs, the ore grade of bauxite feedstock and subsequent capacity modifications.

(2)	Capacity utilization rate is calculated by dividing our utilized production capacity as of the date indicated by our total designed annual production capacity.
(3)	Since 2018, we have leased the alumina production facilities of our Chongqing branch to a third party. We terminated such lease in December 2022.
(4)	The production line of our Zhengzhou Institute is a pilot production line and has been halted in 2022.

Primary Aluminum

We operate nine primary aluminum smelters in China. Our smelters had an aggregate annual production capacity of approximately 7.35 million tonnes as of December 31, 2022.

In 2022, we produced approximately 6.88 million tonnes of primary aluminum and the average utilization rate for our smelters was 78% as of December 31, 2022. The following table sets forth the annual production capacity, aluminum output, utilization rate and smelting equipment used in each of our aluminum smelters:

	As of December 31, 2022		For the Year Ended December 31, 2022
	Annual
	Production	Utilization	Aluminum
Plant	Capacity(1)	Rate(2)	Output(3)	Smelting Equipment

	(in thousand tonnes, except percentages)
Baotou Aluminum(4)	1,290	100	1,325	200Ka, 240Ka, 400Ka and 500Ka pre-bake
Lanzhou Aluminum	420	100	429	200Ka and 350Ka pre-bake
Qinghai branch	400	100	402	180Ka and 210Ka pre-bake
Shanxi New Material	420	100	428	300Ka pre-bake
Zunyi Aluminum	360	55	415	200Ka and 400Ka pre-bake
Liancheng branch	523	100	292	200Ka and 500Ka pre-bake
Guizhou Huaren	400	43	401	500Ka
Shanxi Zhongrun	497	100	487	500Ka
Yunnan Aluminum	3,040	71	2,700	240Ka, 300Ka, 400Ka and 500Ka pre-bake
Total	7,350	78	6,879
(1)	Production capacity takes into account designed capacity, downtime for ordinary maintenance and repairs and subsequent capacity modifications.

(2)	Capacity utilization rate is calculated by dividing our utilized production capacity as of the date indicated by our total designed annual production capacity.
(3)	Includes ingots, molten aluminum and aluminum alloys.
(4)	Including the primary aluminum production facilities at Inner Mongolia Huayun, a subsidiary of Baotou Aluminum.

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

On average, our refineries consumed approximately 2.4 tonnes of bauxite to produce one tonne of alumina in 2022. Our mines supplied approximately 29.6 million tonnes of bauxite to our refineries in 2022. We purchase bauxite from a number of suppliers and do not depend on any supplier for our bauxite requirements.

The following table sets forth the volumes and percentages of bauxite supplied by our own mines and other suppliers for the periods indicated:

	Year Ended December 31,
	2020		2021		2022
		Percentage		Percentage		Percentage
	Bauxite	of Bauxite	Bauxite	of Bauxite	Bauxite	of Bauxite
	Supply	Supply	Supply	Supply	Supply	Supply
		%		%		%

	(in thousand tonnes, except percentages)
Own mines(1)	20,498.3	46.4	28,140.0	63.5	29,640.0	65.4
Other suppliers	23,723.2	53.6	16,204.3	36.5	15,690.0	34.6
Total	44,221.5	100.0	44,344.3	100.0	45,330.0	100.0
(1)	Including the bauxite supplied by the Boffa mine in Guinea since 2020.

Own Mines. As of December 31, 2022, we owned and operated 14 mines in China that had approximately 147.40 million tonnes of aggregate bauxite reserves. In addition, we own Boffa mine in Guinea, which had approximately 98.08 million tonnes of total bauxite reserves as of December 31, 2022. In 2020, 2021 and 2022, we extracted approximately 17.2 million tonnes, 16.0 million tonnes, and 14.6 million tonnes respectively, of bauxite from our domestic mines. In addition, in 2021 and 2022, we extracted approximately 12.3 million tonnes and 13.6 million tonnes of bauxite from the Boffa mine, respectively. We continue to explore new bauxite reserves to replenish our reserves. Please refer to “– Our Mines” for further details of our own bauxite mines.

Other Suppliers. In addition to our mines, we also source bauxite from other suppliers. The majority of other domestic suppliers are small independent mines. Small independent mines are not affiliated with us and generally have annual bauxite production capacities not exceeding 200,000 tonnes. These mines have been one of the sources of bauxite for our operations. We purchase bauxite directly from small independent mines or through local distributors that procure bauxite from these mines. In addition, we also secure a portion of bauxite overseas. In 2022, bauxite secured from other suppliers accounted for approximately 34.6% of our total bauxite supply, primarily because our demand for bauxite exceeded the production of our mines.

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

Alumina-to-Silica Ratio. The production method for alumina refining is determined by the mineral composition of the bauxite, in particular, its alumina-to-silica ratio. Most of the bauxite reserves in China are diasporic with low alumina-to-silica ratios. Based on our current technology and economic considerations, an efficient application of the Bayer process requires bauxite with an alumina-to-silica ratio of 4.5:1 or higher, while the Bayer-sintering process can refine bauxite with an alumina-to-silica ratio as low as 4:1. In 2022, the average alumina-to-silica ratio of the proven and probable reserves of our mines ranges from approximately 4.62:1 to 41.14:1.

Prices. There is neither governmental regulation on bauxite prices nor an official trading market for bauxite in China. We negotiate bauxite prices with our suppliers based on ore quality, mining costs, market conditions, transportation costs and various governmental taxes or levies, including a resource tax imposed by local governments. Our total bauxite cost is currently influenced by the following factors:

●	the cost of mining;
●	the market conditions relating to purchases from small independent mines; and
●	the market conditions relating to purchases from overseas.

The average purchase price of bauxite per tonne from our other suppliers in 2022 increased by approximately 4.8% to RMB405.31 compared to 2021, primarily because of the shortage of bauxite resources in certain areas in China, which led to a higher price. The average cost of bauxite per tonne from our own mines is mainly related to the cost of our bauxite mining operations and transportation costs. In 2022, the average cost of bauxite per tonne from our own mines was RMB287.04, which remained stable compared to that of 2021.

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

Primary Aluminum

An average of approximately 1.90 tonnes of alumina and 13,376 kWh of electricity was required to produce one tonne of primary aluminum ingots in 2022.

Alumina and electricity, the two principal components of costs in the smelting process, accounted for approximately 35% and 37%, respectively, of our unit primary aluminum production costs in 2022. Apart from alumina and electricity, we also require carbon anodes, carbon cathodes, fluoride salt and cryolite for our smelting operations.

Alumina is the main raw material used in the production of primary aluminum. Our primary aluminum plants that do not have integrated alumina refining operations onsite obtain alumina internally from our alumina plants located elsewhere or externally on the market.

Our Mines

Overview of Our Mining Properties and Operations

As of December 31, 2022 and up to the date of this annual report, our mining operations are primarily related to bauxite mines and also cover certain coal mines.

Bauxite Mines

As of December 31, 2022, we owned and operated 14 bauxite mines in China and one bauxite mine in Guinea. In accordance with the requirements of Regulation S-K 1300, we consider our Boffa mine in Guinea as the sole mining property that is material to our business. Please refer to “– D. Property, Plants and Equipment – Boffa Mine” for more details of Boffa mine and refer to Exhibit 96.1 for the technical report summary that has been prepared for Boffa mine in accordance with Regulation S-K 1300 and Item 601(b)(96) of Regulation S-K, or the Technical Report Summary, in our amended annual report on Form 20-F/A for the year ended December 31, 2021 filed with the SEC on August 31, 2022.

The following map shows the locations of our 14 bauxite mines in China.

N
China
Beijing
Capital, Headquarters of Chalco
Mines of Chalco
1 Pingguo mine
2 Guizhou mine
3 Zunyi mine
4 Wenshan mine
5 Xuping mine
6 Sanmenxia mine
7 Jiaozuo mine
8 Zhengzhou area business department
9 Luoyang area business department
10 Sanmenxia area business department
11 Xiaoyi mine
12 Shanxi Other mines
13 Yangquan mine
14 Huaxing mine

Bauxite Mines in China

The following table sets forth information for our bauxite mines as of December 31, 2022 and the annual production for the three years ended December 31, 2022:

									Bauxite Production
		Amount of		Mining Permit(1)		Exploration Permit(1)			(in Thousand tonnes)
		ownership		Mining		Exploration						Processing
		intersests and	Mining	permit	Area	permit	Area					plants and
Mine	Location	Operator	method	renewal	(km2)	renewal	(km2)	Stage	2020	2021	2022	facilities (2)
Pingguo mine	Guangxi Zhuang Autonomous Region, China	100% owned and operated by Chalco (Guangxi branch)	Open pit	March 2024 – April 2036	232.38	November 2026 –January 2027	73.64	Partially production and partially exploration	5,806	5,531	5,517	Washing and crushing system

Guizhou mine(4)	Guizhou Province, China	100% owned and operated by Chalco (Guizhou branch)	Open pit/underground	October 2024 – December 2038	32.97	N/A	N/A	Partially production	2,000	1,962	1,850	Crushing system

Zunyi mine	Guizhou Province, China	Owned and operated by Zunyi Aluminum, a 67.45% subsidiary of Chalco	Open pit/underground	July 2026 – May 2032	18.28	January 2023 – June 2027	4.05	Partially production and partially exploration	1,003	1,004	1,098	Crushing system

Xuping mine	Henan Province, China	100% owned and operated by Chalco (Zhongzhou Aluminum)	Open pit/underground	May 2019 – September 2031	34.63	N/A	N/A	Production	277	168	65	Crushing system

Sanmenxia mine	Henan Province, China	100% owned and operated by Chalco (Zhongzhou Aluminum)	Underground	May 2025 – February 2035	13.03	N/A	N/A	Production	507	170	287	Crushing system

Jiaozuo mine	Henan Province, China	100% owned and operated by Chalco (Zhongzhou Aluminum)	Open pit/underground	October 2014 – October 2024	9.3	N/A	N/A	Production	388	335	166	Crushing system

Zhengzhou branch(5)	Henan Province, China	100% owned and operated by Chalco (Chalco Mining)	Open pit/underground	June 2021– June 2032	56.39	N/A	N/A	Production	853	922	623	Crushing system

Luoyang branch(5)	Henan Province, China	100% owned and operated by Chalco (Chalco Mining)	Open pit/underground	December 2024 – October 2031	7.30	July 2017 – March 2027	29.59	Partially production and partially exploration	753	741	329	Crushing system

Sanmenxia branch(5)	Henan Province, China	100% owned and operated by Chalco (Chalco Mining)	Open pit/underground	December 2020 – October 2031	14.53	February 2021 – February 2026	5.51	Partially production and partially exploration	400	337	447	Crushing system

Xiaoyi mine	Shanxi Province, China	100% owned and operated by Chalco (Shanxi New Material(6))	Open pit	May 2023 – September 2031	24.67	N/A	N/A	Production	499	999	597	Crushing system

Shanxi Other Mines	Shanxi Province, China	100% owned and operated by Chalco (Shanxi New Material(6))	Open pit/underground	September 2017 – July 2035	44.76	July 2013- August 2027	17.95	Partially production and partially exploration	1,523	1,135	1,585	Crushing system

Yangquan mine	Shanxi Province, China	100% owned and operated by Chalco (Chalco Shandong)	Open pit	September 2031 – May 2036	5.78	N/A	N/A	Production	426	429	79	Crushing system

Huaxing mine	Shanxi Province, China	100% owned and operated by Chalco (Shanxi Huaxing)	Underground	September 2020(3) – August 2022	17.44	November 2021 – December 2027	13.49	Partially production and partially exploration	2,768	2,278	1,769	Crushing system

Boffa mine(7)	Boffa, Guinea	Owned and operated by Chalco Guinea Company S.A., an 85% subsidiary of Chalco	Open pit	July 2018 – July 2033	1,248.16	N/A	N/A	Production	8,062	12,303	13,550	Various facilities (7)

Wenshan mine	Yunnan Province, China	Owned and operated by Yunnan Wenshan Aluminum Co., Ltd., an 29.10% subsidiary of Chalco	Open pit	September 2021 – March 2028	18.64	September 2010 – March 2028	353.02	Partially production and partially exploration	162	144	166	Crushing system

Total					1,778.26		497.25		25,427	28,458	28,128
(1)

All conditions to retain our properties or leases have been fulfilled as of December 31, 2022. Each mine may be covered by one or more mining permits and/or exploration permits and the range of permit renewal dates is set forth above.

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
(5)

To enhance our mine management system and improve management efficiency and coordination, in 2022, Sanmenxia area business department was renamed as Sanmenxia branch; Luoyang area business department was renamed as Luoyang branch; Zhengzhou area business department was renamed as Zhengzhou branch. These new names are used throughout this annual report.

(6)

As disclosed in “– C. Organizational Structure,” Chalco does not own 100% ownership interests of Shanxi New Material. Nevertheless, Chalco holds the permits for 100% interests of Xiaoyi mine and Shanxi Other Mines while Shanxi New Material is the operator of these mines.

(7)	The mining right of Nanchuan mine was voluntarily cancelled by us in December 2022 after government approval due to economic considerations.
(8)	For details of our sole individually material mining property, Boffa mine, please refer to “– D. Property, Plants and Equipment – Boffa Mine.”

For the years ended December 31, 2020, 2021 and 2022, we extracted approximately 17.2 million tonnes, 16.0 million tonnes and 14.6 million tonnes, respectively, of bauxite from our domestic mines. In addition, in 2021 and 2022, we extracted approximately 12.3 million tonnes and 13.6 million tonnes of bauxite from the Boffa mine, respectively. The decrease in the volume of bauxite extracted from our domestic mines in 2022 was primarily because of the depletion of some mine resources. The increase in the volume of bauxite extracted from Boffa mine in 2022 was primarily because Boffa mine further increased its production capacity in 2022.

We hold the requisite mining permit for three bauxite mines (i.e. PT ALUSENTOSA, PT KALMIN and PT VISITAMA) in West Kalimantan, Indonesia through our 96.28% owned subsidiary, PT Nusapati Prima. Our bauxite deposits in Indonesia are lateritic gibbsite and were formed by weathering and leaching of aluminum-rich silicate rock in tropical climates. We have suspended our bauxite mining in Indonesia since September 2014 due to restraints on export of bauxite imposed by the Indonesian government. Since 2017, the Indonesian government has issued, and amended from time to time, relevant rules pursuant to which export of bauxite may be allowed upon satisfaction of certain requirements. We have been actively exploring the possibility of meeting these requirements. However, Indonesia plans to stop the exports of bauxite in June 2023. We do not expect to engage in exploration, development or production of bauxite on PT ALUSENTOSA, PT KALMIN or PT VISITAMA mines in the near future.

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

The following table sets forth our capital expenditures for our bauxite mines for the periods indicated:

	Year Ended December 31,
	2020	2021	2022

	(RMB in thousands)
Capital Expenditures
Infrastructure construction	831,375.0	279,536.0	961,253.0	(1)
Facility upgrade	—	—	—
Total	831,375.0	279,536.0	961,253.0
(1)	The increase in capital expenditures on infrastructure construction in 2022 were primarily attributable to payment for two completed projects (Boffa project and Guangxi Jiaomei mine project).

Coal Mines

As of December 31, 2022, our non-wholly owned subsidiaries owned and operated five coal mines in China.

We completed the acquisition of 70.82% of the equity interest in Ningxia Energy in January 2013, which holds mining rights or exploration rights for certain coal deposits in Ningxia Autonomous Region. The coal mines directly owned and operated by Ningxia Energy include Wangwa mine, Wangwa No.2 mine and Yindonggou mine. In addition, Ningxia Energy holds 50% of interest in Ningxia Yinxing Coal Industry Co., Ltd., which owns and operates Yinxingyijing mine. As the other 50% owner of in Yinxingyijing mine does not participate in its operation, Ningxia Energy is able to control its operation and consolidate its financial statements. Each of Wangwa mine, Wangwa No.2 mine, Yindonggou mine and Yinxingyijing mine is an underground thermal coal mine in extraction stage. The operations at these coal mines are powered by electricity from local power grids and are accessible by public roads. For the year ended December 31, 2022, Ningxia Energy incurred capital expenditures of approximately RMB624 million on infrastructure construction.

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

Coal Mines in China

The following table sets forth information for five coal mines owned and operated by our subsidiaries as of December 31, 2022 and the annual production for the three years ended December 31, 2022:

						Coal Production
						(in thousand tonnes)
		Amount of		Mining Permit/						Processing
		ownership and	Mining	Exploration						plants and
Mine	Location	Operator	method	Permit	Area (km2)	Stage	2020	2021	2022	facilities
Wangwa mine	Ningxia Autonomous Region, China	Owned and operated by Ningxia Energy, a 70.82% subsidiary of Chalco	Underground	October 2021 – November 2046	23.97	Production	3,953.2	1,792.8	4,307.4	Coal preparation plant with capacity of 12 million tonnes/year

Wangwa No.2 mine	Ningxia Autonomous Region, China	Owned and operated by Ningxia Energy, a 70.82% subsidiary of Chalco	Underground	October 2021 – June 2031	8.72	Production	2,913.6	2,977.2	3,408.4	Coal preparation plant with capacity of 12 million tonnes/year

Yindonggou mine	Ningxia Autonomous Region, China	Owned and operated by Ningxia Energy, a 70.82% subsidiary of Chalco	Underground	July 2016 – July 2036	2.79	Production	2,254.6	1,580.8	1,250.2	Coal preparation plant with capacity of 12 million tonnes/year

Yinxingyijing mine	Ningxia Autonomous Region, China	Owned and operated by Ningxia Yinxing Coal Industry Co., Ltd., 50% subsidiary of Ningxia Energy	Underground	February 2018 – February 2048	60.42	Production	2,081.0	1,890.5	4,046.2	Coal preparation plant with capacity of four million tonnes/year

Luochuan mine	Gansu Province, China	Owned and operated by Gansu Huayang, a 70% subsidiary of Chalco	Underground	October 2020 – October 2025	260.13	Exploration	—	—	—	N/A

Total					356.03		11,202.4	8,241.3	13,012.2

In addition to the coal mines above, as of December 31, 2022, we held minority interests in certain other coal mines owned or operated by our joint ventures and associates, including Xuehugou Coal Industry Co., Ltd., Huasheng Wanjie Coal Co., Ltd., Guizhou Yuneng Mining Co., Ltd., Shanxi Jiexiu Xinyugou Coal Industry Co., Ltd., Qinghai Province Energy Development (Group) Co., Ltd., Shaanxi Chengcheng Dongdong Coal Co., Ltd., Guizhou Chalco Hengtaihe Mining Co., Ltd. (formerly known as Chalco Liupanshui Hengtaihe Mining Co., Ltd.) and Huozhou Coal Group Xingshengyuan Coal Co., Ltd. The coal mines owned or operated by these joint ventures and associates are individually and collectively immaterial to our business operations and financial condition. The mineral resources and mineral reserves of these coal mines are not available.

Our Mineral Resources and Reserves

Our estimates of mineral resources and mineral reserves have been prepared in accordance with the disclosure requirements of Regulation S-K 1300.

With respect to our bauxite mines, we, through CINF Engineering Co., Ltd., engaged Mr. Shengfa Tu, a fellow of Australasian Institute of Mining and Metallurgy, as the qualified person as defined under Regulation S-K 1300. Mr. Tu is not our employee. He is an external consultant of CINF Engineering Co., Ltd., a wholly-owned subsidiary of China Aluminum International Engineering Corporation Limited, in which our controlling shareholder Chinalco owns 73.56% interests. The scientific and technical information concerning our mineral resources and mineral reserves of bauxite mines in this annual report has been reviewed and approved by Mr. Tu. In addition, with respect to Boffa mine, our sole individually material mining property, Mr. Tu has prepared the Technical Report Summary in accordance with Regulation S-K 1300 and Item 601(b)(96) of Regulation S-K, filed as Exhibit 96.1 to our amended annual report on Form 20-F/A for the year ended December 31, 2021 filed with the SEC on August 31, 2022.

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

The following table sets forth certain estimated details of the measured, indicated and inferred resources, exclusive of mineral reserves, for our bauxite mines as of December 31, 2022:

	Measured Resources				Indicated Resources				Measured and Indicated Resources				Inferred Resources
	Tonnage				Tonnage				Tonnage				Tonnage
	(in million	Al2O3	SiO2		(in million	Al2O3	SiO2		(in million	Al2O3	SiO2		(in million	Al2O3	SiO2
Mine	tonnes)	(%)	(%)	A/S(1)	tonnes)	(%)	(%)	A/S(12)	tonnes)	(%)	(%)	A/S(12)	tonnes)	(%)	(%)	A/S(1)
Pingguo mine	1.86	52.28	4.11	12.72	2.43	49.79	3.77	13.21	4.29	50.87	3.92	12.99	3.01	50.70	4.27	11.87
Guizhou mine	/	/	/	/	0.00	60.82	9.24	6.58	0.00	60.82	9.24	6.58	68.59	65.81	7.71	8.53
Zunyi mine	0.07	63.55	13.41	4.74	0.68	6.52	0.96	6.76	0.75	11.68	2.09	5.59	10.01	57.97	9.12	6.35
Wenshan mine	3.76	49.97	7.63	6.55	3.73	48.14	9.18	5.24	7.49	49.06	8.40	5.84	9.54	49.89	9.31	5.36
Xuping mine	0.13	68.71	11.85	5.80	3.25	64.51	12.78	5.05	3.38	64.67	12.75	5.07	8.54	63.06	12.25	5.15
Sanmenxia mine	0.73	66.34	10.04	6.61	5.11	65.48	11.28	5.81	5.84	65.58	11.12	5.90	9.46	67.12	10.01	6.71
Jiaozuo mine	/	/	/	/	/	/	/	/	/	/	/	/	0.41	63.83	12.51	5.10
Zhengzhou branch	/	/	/	/	1.87	66.44	9.97	6.66	1.87	66.44	9.97	6.66	11.22	64.25	12.16	5.28
Luoyang branch	3.46	63.27	12.42	5.09	9.17	63.38	13.00	4.88	12.63	63.35	12.84	4.93	9.57	63.16	13.25	4.77
Sanmenxia branch	2.39	63.25	11.93	5.30	6.40	64.12	12.50	5.13	8.79	63.88	12.34	5.17	11.02	64.11	12.46	5.15
Xiaoyi mine	/	/	/	/	0.33	65.41	11.30	5.79	0.33	65.41	11.30	5.79	5.64	64.89	12.33	5.26
Shanxi Other Mines	1.22	64.80	12.60	5.14	3.26	64.05	12.63	5.07	4.48	64.26	12.62	5.09	26.03	65.08	12.49	5.21
Yangquan mine	/	/	/	/	0.02	61.35	13.28	4.62	0.02	61.35	13.28	4.62	1.64	59.57	12.35	4.82
Huaxing mine	7.81	61.40	7.45	8.24	30.07	61.03	6.87	8.88	37.88	61.11	6.99	8.74	21.59	61.62	7.06	8.73
Boffa mine(2)	44.51	39.34	1.02	38.41	66.22	39.07	0.90	43.22	110.73	39.18	0.95	41.14	1,535.77	39.02	1.09	35.93
Total	65.94				132.54				198.48				1,732.04
(1)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.
(2)

Alumina for the Boffa mine is stated as available alumina (AAl2O3) and Silica is stated as reactive silica (RSiO2). For details of Boffa mine, please refer to “– D. Property, Plants and Equipment – Boffa Mine.”

(3)

Estimation of mineral resources of our bauxite mines other than Boffa mine is based on the following per tonne price, which is the five-year average sales price of bauxite from the respective mines between 2018 and 2022: RMB300-320 for Pingguo mine, RMB300-350 for Guizhou mine and Zunyi mine, RMB350-450 for Wenshan mine, RMB400-450 for Yangquan mine, RMB450-500 for Xuping mine, Sanmenxia mine, Jiaozuo mine, Sanmenxia branch and Luoyang branch, RMB500-550 for Zhengzhou branch, Xiaoyi mine, Shanxi Other Mines and Huaxing mine. Since each of these mines may contain multiple mining areas for which the qualified person used slightly different prices when estimating the mineral resources of different areas, the prices above are stated as a range. The point of reference selected by the qualified person is the point where bauxite is delivered to ore storage yard and available for use by alumina refineries.

(4)	The mining right of Nanchuan mine was voluntarily cancelled by us in December 2022 after government approval due to economic considerations.

The following table sets forth certain estimated details of the measured, indicated and inferred resources, exclusive of mineral reserves, for our four coal mines as of December 31, 2022:

							Measured and Indicated
	Measured Resources			Indicated Resources			Resources			Inferred Resources
		Heat Value	Coal ash		Heat Value	Coal ash		Heat Value	Coal ash		Heat Value	Coal ash
Mine(1)	Tonnage	(MJ/kg)	(%)	Tonnage	(MJ/kg)	(%)	Tonnage	(MJ/kg)	(%)	Tonnage	(MJ/kg)	(%)

	(in ten thousand tonnes)			(in ten thousand tonnes)			(in ten thousand tonnes)			(in ten thousand tonnes)
Wangwa mine	1,791.40	24.85	16.10%	921.57	24.85	16.10%	2,712.97	24.85	16.10%	7,001.05	24.85	16.10%
Wangwa No.2 mine	2,376.28	26.11	12.98%	414.65	26.11	12.98%	2,790.93	26.11	12.98%	2,620.26	26.11	12.98%
Yindonggou mine	121.68	24.5	18.52%	21.19	24.5	18.52%	142.87	24.5	18.52%	1,190.38	24.5	18.52%
Yinxingyijing mine	780.03	25.04	10.95%	729.80	25.04	10.95%	1,509.82	25.04	10.95%	26,041.27	25.04	10.95%
Total	5,069.39			2,087.21			7,156.60			36,852.95
(1)	Measured, indicated and inferred resources for Luochuan mine are not available because it is still in exploration stage.
(2)

Estimation of mineral resources in this table is based on RMB460, RMB465, RMB483 and RMB517 per tonne of coal for Wangwa mine, Wangwa No.2 mine, Yindonggou mine and Yinxingyijing mine, respectively. Such prices are the respective average selling price of coal extracted from these mines during 2022. The point of reference selected by the qualified person is the point where raw coal mined from the coal mines can be saleable product after being washed by the supporting coal preparation plant.

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

The following table sets forth details of proven and probable reserves for our bauxite mines as of December31, 2022:

	Proven Mineral Reserves				Probable Mineral Reserves				Total Mineral Reserves
	Tonnage				Tonnage				Tonnage
	(in million	Al2O3	SiO2		(in million	Al2O3	SiO2		(in million	Al2O3	SiO2
Mine	tonnes)	(%)	(%)	A/S(1)	tonnes)	(%)	(%)	A/S(1)	tonnes)	(%)	(%)	A/S(1)
Pingguo mine	14.53	51.85	5.19	9.98	26.61	52.04	5.27	9.87	41.14	51.98	5.24	9.91
Guizhou mine	5.77	63.03	9.54	6.61	26.61	66.73	7.90	8.45	32.38	66.07	8.19	8.07
Zunyi mine	1.73	58.82	10.69	5.50	3.73	62.06	9.84	6.31	5.46	61.04	10.11	6.04
Wenshan mine	0.46	46.72	10.11	4.62	1.06	50.84	9.65	5.27	1.52	49.60	9.79	5.07
Xuping mine	/	/	/	/	0.96	62.89	11.84	5.31	0.96	62.89	11.84	5.31
Sanmenxia mine	20.09	62.13	13.12	4.73	3.52	61.35	15.27	4.02	23.61	62.01	13.44	4.61
Jiaozuo mine	0.19	63.56	12.17	5.22	0.06	60.49	13.00	4.65	0.25	62.84	12.36	5.08
Zhengzhou branch	4.83	64.19	13.83	4.64	6.09	63.92	12.56	5.09	10.92	64.04	13.12	4.88
Luoyang branch	1.75	63.41	13.61	4.66	0.66	63.19	14.27	4.43	2.41	63.35	13.79	4.59
Sanmenxia branch	0.08	63.54	13.88	4.58	4.07	61.86	15.28	4.05	4.15	61.89	15.25	4.06
Xiaoyi mine	0.21	65.94	11.62	5.68	6.45	65.00	12.90	5.04	6.66	65.03	12.86	5.06
Shanxi Other Mines	3.93	64.93	13.25	4.90	11.43	62.76	13.73	4.57	15.36	63.32	13.61	4.65
Yangquan mine	/	/	/	/	1.00	58.34	13.96	4.18	1.00	58.34	13.96	4.18
Huaxing mine	0.38	58.47	10.49	5.57	1.20	58.92	10.38	5.68	1.58	58.81	10.40	5.65
Boffa mine(2)	35.85	38.95	1.09	35.82	62.24	38.68	0.96	40.48	98.08	38.78	1.00	38.64
Total	89.79				155.69				245.49
(1)	Refers to the ratio of average grade of Al2O3 to the average grade of SiO2 of the reserves.
(2)

Alumina for the Boffa mine is stated as available alumina (AAl2O3) and Silica is stated as reactive silica (RSiO2). For details of Boffa mine, please refer to “– D. Property, Plants and Equipment – Boffa Mine.”

(3)

Estimation of mineral resources of our bauxite mines other than Boffa mine is based on the following per tonne price, which is the five-year average sales price of bauxite from the respective mines between 2018 and 2022: RMB300-320 for Pingguo mine, RMB300-350 for Guizhou mine and Zunyi mine, RMB350-450 for Wenshan mine, RMB400-450 for Yangquan mine, RMB450-500 for Xuping mine, Sanmenxia mine, Jiaozuo mine, Sanmenxia branch and Luoyang branch, RMB500-550 for Zhengzhou branch, Xiaoyi mine, Shanxi Other Mines and Huaxing mine. Since each of these mines may contain multiple mining areas for which the qualified person used slightly different prices when estimating the mineral resources of different areas, the prices above are stated as a range. The point of reference selected by the qualified person is the point where bauxite is delivered to ore storage yard and available for use by alumina refineries.

(4)	The mining right of Nanchuan mine was voluntarily cancelled by us in December 2022 after government approval due to economic considerations.

The following table sets forth details of proven and probable reserves for our four coal mines as of December 31, 2022:

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
		Heat Value	Coal ash		Heat Value	Coal ash		Heat Value	Coal ash
	Tonnage	(MJ/kg)	(%)	Tonnage	(MJ/kg)	(%)	Tonnage	(MJ/kg)	(%)

Mine(1)	(in ten thousand tonnes)			(in ten thousand tonnes)			(in ten thousand tonnes)
Wangwa mine	10,326.10	24.85	16.10%	6,381.03	24.85	16.10%	16,707.13	24.85	16.10%
Wangwa No.2 mine	7,050.52	26.11	12.98%	1,454.54	26.11	12.98%	8,505.06	26.11	12.98%
Yindonggou mine	2,920.23	24.5	18.52%	508.49	24.5	18.52%	3,428.73	24.5	18.52%
Yinxingyijing mine	3,120.10	25.04	10.95%	2,919.19	25.04	10.95%	6,039.29	25.04	10.95%
Total	23,416.95			11,263.26			34,680.21
(1)	Proven and probable reserves for Luochuan mine are not available because it is still in the exploration stage.

(2)

Estimation of mineral reserves in this table is based on RMB460, RMB465, RMB483 and RMB517 per tonne of coal for Wangwa mine, Wangwa No.2 mine, Yindonggou mine and Yinxingyijing mine, respectively. Such prices are the respective average selling price of coal extracted from these mines during 2022. The point of reference selected by the qualified person is the point where raw coal mined from the coal mines can be a saleable product after being washed by the supporting coal preparation plant.

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

Mine Safety Disclosure

We have been in compliance with the PRC National Mining Safety Law and related rules and regulations in China. We closely supervise and routinely inspect mining conditions with continual implementation of safety measures and procedures at our own bauxite mines and safety trainings for our mining personnel. For our Boffa mine, we strictly abide by the mining convention with the Guinean government and Guinean laws and regulations relating to mining. We continuously screen, identify and control safety hazards and regularly organize safety trainings for our personnel. In 2022, we extracted approximately 14.6 million tonnes of bauxite from our domestic mines and approximately 13.6 million tonnes of bauxite from the Boffa mine. We did not experience any mining operation-related accidents that involved serious work injuries or death.

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

We generate electricity at four of our smelters to supply a portion of the electricity consumed by these smelters. We meet our remaining electric power requirements through purchasing directly from power generation enterprises. As of December 31, 2022, ten of our smelters had direct purchase arrangements with power generation enterprises and the rest of our smelters were in the negotiation process for the renewal of direct purchase arrangements. In 2022, direct purchase transactions were organized by the local government. Starting from January 1, 2022, direct purchase transactions have been carried out based on the relevant rules and regulations in different regions. Because power prices in China vary from one region to another, power costs for our various smelters could vary substantially. The average electricity cost (including tax) of our smelters increased by 16% from 2021 to 2022.

Carbon anodes and cathodes are key raw materials in the smelting process. We are generally able to manufacture carbon anodes necessary for the operations of our smelters. In addition, our Qinghai branch possesses production capacity of carbon cathodes and is able to manufacture carbon cathodes products.

Sales and Marketing

We coordinate substantially all of our marketing activities for our self-produced alumina products and some of our self-produced primary aluminum products through Chalco Trading Group. Our subsidiaries and branches sell some of our self-produced primary aluminum products directly to external customers. For domestic sales, our alumina refineries sell our self-produced chemical alumina products through Chalco Trading Group for external trading. For international sales, our self-produced chemical alumina products are sold to Chalco Trading Group through Chinalco New Materials Co., Ltd. and Chalco Trading Group is responsible for subsequent external trading. For all of our self-produced products that are sold either through Chalco Trading Group for subsequent external sale or directly to external customers, our subsidiaries and branches play an important role in providing after-sale services and strengthening our presence in the marketplace. Since late 2009, we have also been engaged substantially in the trading of non-ferrous metal products including alumina, primary aluminum, copper, zinc and lead, as well as coal products that we source from third-party suppliers through Chalco Trading Group, or previously Chalco Trading.

Alumina

We sell our self-produced alumina to external customers primarily through Chalco Trading Group, giving priority to customers with whom we have long-standing relationships and who have established a strong credit history, after reserving sufficient alumina for our forecasted primary aluminum production. In 2022, we supplied approximately 12.4 million tonnes of alumina produced at our alumina refineries to our smelters, which represented approximately 70.4% of our total alumina production, and sold the remainder to our customers. In addition, we also procure and sell outsourced alumina under long-term agreements or on the spot market through Chalco Trading Group. We sold approximately 0.28 million tonnes of outsourced alumina in 2022.

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

To improve the efficiency of our distribution, we divide our China market into the following regions: southern China (including Guangdong and Fujian Provinces); eastern China (including Jiangsu and Zhejiang Provinces and Shanghai Municipality); southwestern China (including Sichuan Province and Chongqing Municipality); the Beijing-Tianjin-Tanggu area; and central China. In general, we purchase products from our nearest smelter to minimize transportation costs.

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

In addition, we also procure and sell outsourced primary aluminum on the spot market or through short-term futures and options transactions. We determine our sales prices of the outsourced primary aluminum through negotiations with our customers, taking into consideration factors including our procurement prices and prevailing market conditions. We sold approximately 4.24 million tonnes of outsourced primary aluminum in 2022.

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

In addition, we also procure and sell outsourced coal under long-term agreements or on the spot market through Chalco Trading Group. We sold approximately 2.07 million tonnes of outsourced coal in 2022.

Trading of Outsourced Non-ferrous Metal Products and Other Materials

Since late 2009, we have been actively engaged in the trading of alumina and primary aluminum sourced from third-party suppliers. Please see “– Alumina” and “– Primary Aluminum” for more details. Through Chalco Trading Group, we also sell other non-ferrous metal products such as copper, zinc and lead as well as coal products that we procure from our third-party suppliers to external customers on the spot market or under long-term sales agreements. Please see “– Coal.” In 2022, we sold approximately 0.2 million tonnes of outsourced electrolytic copper, copper concentrate and zinc. In addition, we also sell outsourced raw and ancillary materials such as iron ore, charred coal and cathode copper in bulk to customers such as steel manufacturers and copper processing companies on the spot market.

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

Our molten aluminum is delivered to our customers primarily by trucks. Other primary aluminum products are primarily transported by rail or trucks. Our coal products are transported both by trucks or rail.

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

Our Pingguo mine contains large, easily exploitable bauxite reserves with high alumina-to-silica ratios. Our Guangxi branch is our only principal refinery that exclusively uses the Bayer process. With technology and production equipment imported from Europe, the Guangxi refinery features a relatively high level of automation and energy efficiency. Since its inception, we have continually increased the designed production capacity at this branch by overcoming production bottlenecks and capacity expansions. Guangxi branch had an annual alumina production capacity of approximately 2,210,000 tonnes as of December 31, 2022. In 2022, our Guangxi branch produced approximately 2,357,059 tonnes of alumina, along with approximately 186,726 tonnes of chemical alumina products.

Guizhou Branch

Our Guizhou branch commenced its smelting operations in 1966 and was subsequently expanded to include alumina refining operations in 1978. Our Guizhou branch used 160Ka and 230Ka pre-bake reduction pot-lines in its primary aluminum production. The smelter in our Guizhou branch has undergone technological innovations and overhauls since its inception. Since November 2017, we have been engaged in the gradual closing down of the 160Ka pre-bake reduction pot-lines and, subsequently, the closing down of the 230Ka pre-bake reduction pot-lines. As of January 2018, the production in our Guizhou branch had been fully shut down. In 2019, we disposed of the primary aluminum production facilities in our Guizhou branch. Our Guizhou branch did not have any annual primary aluminum production capacity as of December 31, 2022 and did not produce any primary aluminum in 2022. It was mainly engaged in bauxite mining and production of aluminum alloys in 2022. As of December 31, 2022, our Guizhou branch had an annual aluminum alloy production capacity of approximately 348,000 tonnes. In 2022, our Guizhou branch produced approximately 244,901 tonnes of aluminum alloy products.

Chalco Mining

Chalco Mining was incorporated as one of our subsidiaries in the PRC in 2007 and is currently our wholly-owned subsidiary. To optimize the allocation of our resources and further consolidate our operations, we transferred all of the assets and liabilities of our Henan branch to Chalco Mining in August 2017. Our Henan branch commenced its alumina refining operation in 1966 and primary aluminum smelting operation in 1967 (the latter of which was ceased in 2013) in Henan Province, a province rich in bauxite reserves. It was the first refinery in China to develop the Bayer-sintering combined process. Bauxite is delivered to Chalco Mining via railway and highway from our following mines: Zhengzhou branch located in Zhengzhou, Luoyang branch in Luoyang and Sanmenxia branch in Mianchi. The alumina production line that we put into operation at Chalco Mining uses the ore-dressing Bayer process, which we developed to refine low alumina-to-silica ratio bauxite. Chalco Mining’s production facilities have been substantially upgraded with equipment imported from Germany and Denmark. The refinery has also benefited from its access to high alumina-to-silica ratio bauxite from certain of our mines and through purchases on the market. Chalco Mining had an annual alumina production capacity of approximately 2,410,000 tonnes as of December 31, 2022. In 2022, Chalco Mining produced approximately 1,358,109 tonnes of alumina and 65,179 tonnes of chemical alumina products.

Chalco Shandong

Chalco Shandong was incorporated as one of our subsidiaries in the PRC in 2015 and is currently our wholly-owned subsidiary. The predecessor of Chalco Shandong was our Shandong branch, which commenced operations in 1954. Chalco Shandong produces alumina and chemical alumina products. Its alumina refinery was China’s first production facility for alumina. It produces its alumina through the Bayer-sintering process and the Bayer process. Through technology renovation, Chalco Shandong has the capacity to produce high-quality alumina products used for the production of refined aluminum and high-purity aluminum. Chalco Shandong obtains bauxite supplies primarily from extractions of our Boffa mine in 2022. Chalco Shandong had an annual alumina production capacity of approximately 2,270,000 tonnes as of December 31, 2022. It produced approximately 1,549,551 tonnes of alumina in 2022.

In addition, Chalco Shandong produces a substantial amount of chemical alumina products. In 2022, it produced approximately 2,596,428 tonnes of chemical alumina products. It is the largest and most technologically advanced production facility for chemical alumina products in China with the ability to produce a wide variety of chemical alumina products.

Qinghai Branch

Located in Qinghai Province, our Qinghai branch is a stand-alone primary aluminum production facility. This branch commenced operations in 1987 and was one of the most technologically advanced primary aluminum smelters in China. It operates 180Ka and 210Ka automated pre-bake anode reduction pot-lines that were developed domestically. In addition, our Qinghai branch also possesses production capacity of carbon cathodes and is able to manufacture carbon cathodes products. Our Qinghai branch benefits from relatively low electricity costs in Qinghai Province due to the hydroelectric power stations in the region. The Qinghai branch sources alumina from Shanxi New Material, Chalco Shandong, Chalco Mining and Zhongzhou Aluminum and incurs higher transportation costs for both raw materials and its primary aluminum products than our other branches.

Our Qinghai branch had an annual primary aluminum production capacity of approximately 400,000 tonnes as of December 31, 2022. It produced approximately 402,080 tonnes of primary aluminum in 2022.

Guizhou Huaren

Established in May 2017 and located in Qingzhen, Guizhou Province, Guizhou Huaren is a stand-alone primary aluminum production facility that commenced full operation in September 2018. Guizhou Huaren had an annual primary aluminum production capacity of approximately 400,000 tonnes as of December 31, 2022. It produced approximately 401,362 tonnes of primary aluminum products in 2022.

Shanxi Zhongrun

Established in November 2015 and located in Lvliang, Shanxi Province, Shanxi Zhongrun specializes in producing primary aluminum products. The first batch of electrolytic cells of Shanxi Zhongrun was put into operation in May 2018, and Shanxi Zhongrun was fully put into operation in December 2020. Shanxi Zhongrun had an annual primary aluminum production capacity of approximately 497,000 tonnes as of December 31, 2022. It produced approximately 487,042 tonnes of primary aluminum products in 2022.

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

Zhongzhou Aluminum started implementing a flexible production arrangement since November 11, 2022 due to the decrease in the price of alumina products and the increase in the price of raw materials. Zhongzhou Aluminum had an annual alumina production capacity of approximately 3,050,000 tonnes as of December 31, 2022. Zhongzhou Aluminum produced approximately 1,776,299 tonnes of alumina and approximately 1,159,351 tonnes of chemical alumina products in 2022.

Chongqing Branch

Our Chongqing branch is located in Chongqing. Our Chongqing branch completed the construction of alumina production facilities in 2010 and its annual alumina production capacity was approximately 800,000 tonnes as of December 31, 2022. We have suspended production in our Chongqing branch since July 2014 due to the relatively significant decrease in the price of alumina as compared with the price of alumina during the construction period, large negative variation of mineral resources and the high costs of natural gas and other energy. In 2018, we entered into agreements with a third party to lease the alumina production facilities of Chongqing branch and to cooperate on mine operations, respectively. We no longer lease alumina production facilities to such third party since December 2022.

Guangxi Huasheng

Established in June 2017 and located in Fangchenggang, Guangxi Province, Guangxi Huasheng is mainly engaged in producing alumina products and was put into production in the third quarter of 2020. Guangxi Huasheng had an annual alumina production capacity of approximately 2,000,000 tonnes as of December 31, 2022. Guangxi Huasheng produced approximately 2,167,859 tonnes of alumina in 2022.

Guizhou Huajin

Established in July 2014 and located in Qingzhen, Guizhou Province, Guizhou Huajin specializes in producing alumina products. Guizhou Huajin had an annual alumina production capacity of approximately 1,600,000 tonnes as of December 31, 2022. Guizhou Huajin produced approximately 1,631,095 tonnes of alumina in 2022.

Shanxi Huaxing

Located in Shanxi Province, Shanxi Huaxing is a stand-alone alumina plant which commenced trial production in October 2013. Shanxi Huaxing obtains bauxite supplies from our own mines delivered primarily via highway.

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

Shanxi Huaxing had an annual alumina production capacity of approximately 2,000,000 tonnes as of December 31, 2022. Shanxi Huaxing produced approximately 2,089,209 tonnes of alumina products in 2022.

Lanzhou Aluminum

Located in Lanzhou city in Gansu Province, Lanzhou Aluminum is a stand-alone primary aluminum plant. In April 2007, we acquired a primary aluminum plant in Lanzhou, which was divided into two parts in July 2007: our Lanzhou branch and Northwest Aluminum. In January 2019, we turned the Lanzhou branch into our wholly-owned subsidiary, Lanzhou Aluminum, in order to promote its business vitality. Lanzhou Aluminum’s designed annual primary aluminum production capacity was approximately 420,000 tonnes as of December 31, 2022. It produced approximately 428,489 tonnes of primary aluminum in 2022.

Shanxi New Material

Shanxi New Material is situated in Shanxi Province. In March 2003, we established the joint venture company, Shanxi Huaze, with Jinneng Holding Shanxi Power to commence the construction of a primary aluminum production facility. In 2017, we contributed certain assets related to alumina production of our Shanxi branch to Shanxi Huaze. Upon completion of our asset contribution, our shareholding in Shanxi Huaze increased from 60% to 85.98% and Shanxi Huaze was renamed to Shanxi New Material. Shanxi New Material had an annual alumina production capacity of approximately 2,600,000 tonnes as of December 31, 2022. Shanxi New Material suspended its alumina production capacity of approximately 105 million tonnes since July 2022 due to the decrease in the price of alumina products and the increase in the price of raw materials. Shanxi New Material produced approximately 1,391,095 tonnes of alumina and 194,412 tonnes of chemical alumina products in 2022. Its designed annual production capacity of primary aluminum was approximately 420,000 tonnes as of December 31, 2022 and it produced approximately 428,232 tonnes of primary aluminum in 2022. Please see “– A. History and Development of the Company – Merger and Reorganization of Shanxi Branch and Shanxi Huaze” for more details about the reorganization.

Zunyi Aluminum

Zunyi Aluminum is situated in Guizhou Province. In 2018, we merged Zunyi Alumina into Zunyi Aluminum. Upon the completion of the merger, our shareholding in Zunyi Aluminum increased from 62.1% to 67.45%. After the merger, Zunyi Aluminum had an annual alumina production capacity of approximately 1,000,000 tonnes as of December 31, 2022 and the aggregate production of Zunyi Aluminum was approximately 1,095,434 tonnes of alumina and 8,574 tonnes of chemical alumina products in 2022. Its post-merger designed annual production capacity of primary aluminum was approximately 360,000 tonnes as of December 31, 2022 and it produced approximately 414,478 tonnes of primary aluminum in 2022. Please see “– A. History and Development of the Company – Merger and Reorganization of Zunyi Alumina and Zunyi Aluminum” for more details about the merger.

Fushun Aluminum

Fushun Aluminum is situated in Liaoning Province and was a stand-alone primary aluminum plant. In March 2006, we entered into a share transfer agreement with Liaoning Fushun Aluminum Plant to acquire 100% of the equity interests in Fushun Aluminum for a consideration of RMB500 million. Fushun Aluminum’s primary business was the production of primary aluminum and carbon products. We stopped production of primary aluminum in Fushun Aluminum in October 2015 due to the relatively significant decrease in the price of primary aluminum and high costs of electricity at that time. In 2018, we disposed of the primary aluminum production facilities in Fushun Aluminum. Fushun Aluminum did not have any annual primary aluminum production capacity as of December 31, 2022 and did not produce any primary aluminum in 2022.

Fushun Aluminum had an annual anode carbon production capacity of approximately 530,000 tonnes as of December 31, 2022 and it produced approximately 335,000 tonnes of baked carbon anodes in 2022.

Shandong Huayu

Shandong Huayu is situated in Shandong Province and is a stand-alone primary aluminum plant. We currently hold 55% equity interest in Shandong Huayu. Since November 2018, we have gradually suspended production of aluminum at Shandong Huayu due to market environment and production restriction for environmental protection. In 2019, we halted its primary aluminum production and before that Shandong Huayu produced approximately 8,500 tonnes of primary aluminum in 2019. In October 2020, Shandong Huayu agreed to transfer its primary aluminum capacity quota of 135,000 tonnes to Yunnan Aluminum through judicial auction at a consideration of RMB538.66 million. Shandong Huayu also transferred its primary aluminum capacity quota of 65,000 tonnes to Shanxi Zhongrun. Shandong Huayu ceased its primary aluminum production in 2019 and Shandong Huayu had no production capacity for primary aluminum in 2022. The supporting facilities and coal-fired generators of Shandong Huayu are being disposed of.

Gansu Hualu

Gansu Hualu is situated in Gansu Province and was a stand-alone primary aluminum plant. In August 2006, we entered into a share transfer agreement with Baiyin Nonferrous Metal (Group) Co., Ltd. (“Baiyin Nonferrous”) and Baiyin Ibis Aluminum Co., Ltd. (“Baiyin Ibis”). Baiyin Nonferrous contributed 127,000 tonnes of primary aluminum smelting and supporting facilities owned by Baiyin Ibis as capital contribution and holds a 49% equity interest in Gansu Hualu. We hold a 51% equity interest in Gansu Hualu. Since November 2015, the production of primary aluminum has been suspended. In 2019, most of the primary aluminum production facilities in Gansu Hualu were disposed and the rest were disposed in 2020. Gansu Hualu had no annual primary aluminum production capacity as of December 31, 2022 and did not produce any primary aluminum in 2022.

In addition, Gansu Hualu also possesses production capacity of carbon products. Its designed annual production capacity of anode carbon products was approximately 150,000 tonnes as of December 31, 2022 and it produced approximately 100,000 tonnes of anode carbon products in 2022.

Baotou Aluminum

Baotou Aluminum is located in the Inner Mongolia Autonomous Region and is a stand-alone primary aluminum plant. On December 28, 2007, through A Shares issuance and exchange for Baotou Aluminum shares, we acquired 100% of the equity interest of Baotou Aluminum. Baotou Aluminum is currently our wholly-owned subsidiary. In April 2015, Baotou Aluminum and Baotou Transportation Investment Group Co., Ltd. established Inner Mongolia Huayun. Inner Mongolia Huayun commenced operations in 2017. Together with the primary aluminum production facilities at Inner Mongolia Huayun, Baotou Aluminum had a consolidated annual primary aluminum production capacity of approximately 1,290,000 tonnes as of December 31, 2022 and a consolidated output of approximately 1,324,996 tonnes of primary aluminum in 2022.

Liancheng Branch

Our Liancheng branch is located in Gansu Province. In late May 2008, we acquired 100% of the equity interest in Liancheng Longxing Aluminum Company Limited from Chinalco on the China Beijing Equity Exchange and subsequently turned it into our Liancheng branch which specializes in producing primary aluminum. We have implemented a flexible production arrangement for certain primary aluminum production facilities in our Liancheng branch since November 2018 as a result of high electricity costs. In March 2022, the original electrolyzer of Liancheng Branch was renovated for energy saving purpose, and after completion of the renovation in September 2022, all the production technical indicators were greatly improved. Our Liancheng branch had an annual primary aluminum production capacity of approximately 523,000 tonnes as of December 31, 2022. It produced approximately 292,380 tonnes of primary aluminum in 2022.

Ningxia Energy

Ningxia Energy is an integrated power generation company with coal mines located in Ningxia Autonomous Region. Its principal business includes conventional coal-fire power generation and renewable energy generation. Ningxia Energy was established in June 2003. In January 2013, we acquired an aggregate of 70.82% of the equity interest in Ningxia Energy. Ningxia Energy had a total installed capacity of 4459 MW as of December 31, 2022. It also operates coal mines located in the Ningxia Autonomous Region. Please see “– B. Business Overview – Our Mines.” In 2022, Ningxia Energy produced approximately 13.0 million tonnes of coal and approximately 16.7 billion kWh of electricity.

Zhengzhou Institute

The Zhengzhou Institute, located in Zhengzhou, Henan Province, was incorporated as our subsidiaries in 2015. Its predecessor was established in August 1965 and has served as the center for our research and development efforts. The Zhengzhou Institute specializes in the research and development of technologies for primary aluminum smelting, alumina refining and the development of new products of chemical alumina. Zhengzhou Institute is the only professional research institute in China dedicated to the research and development of aluminum smelting technologies and has played a key role in bringing about technological innovations in China’s aluminum industry. The Zhengzhou Institute was approved by the Ministry of Science and Technology of the PRC in 2003 to establish the National Research Center of Aluminum Refinery Technologies and Engineering. As of December 31, 2022, the Zhengzhou Institute had no production.

Xinghua Technology

We acquired a 66% equity interest in Xinghua Technology in December 2016. Located in Shanxi Province, Xinghua Technology is an alumina plant with an annual alumina production capacity of approximately 900,000 tonnes as of December 31, 2022. Xinghua Technology started implementing a flexible production arrangement since October 27, 2022 due to the decrease in the price of alumina products and the increase in the price of raw materials. It produced approximately 830,047 tonnes of alumina and approximately 11,892 tonnes of chemical alumina in 2022.

Yunnan Aluminum

We acquired a 10.04% equity interest in Yunnan Aluminum in December 2019. In July 2022, we entered into a shares transfer agreement and agreed to acquire shares representing approximately 19% of the total issued share capital of Yunnan Aluminum. The aforesaid shares transfer was completed in November 2022. The Company currently holds 29.10% equity interest in Yunnan Aluminum. Yunnan Aluminum’s principal business is bauxite mining, alumina production, aluminum smelting, aluminum processing and aluminum anode carbon production and sales. Its main products include alumina, carbon and carbon products, primary aluminum, aluminum ingots for remelting, and aluminum products. It produced approximately 1,395,816 tonnes of alumina, 824,042 tonnes of carbon products, 2,700,391 tonnes of primary aluminum, 1,098,763 tonnes of aluminum ingots for remelting and 1,395,519 tonnes of aluminum products in 2022.

Competition

Competition from Domestic Competitors

Alumina

In 2022, we supplied approximately 71% of our total production of alumina to our own smelters and sold substantially all of the remaining self-produced alumina to our domestic customers. Our competitors mainly include other domestic and international alumina producers that conduct sales in China. In 2022, our alumina production (excluding chemical alumina products) represented approximately 22% of total domestic production in China.

We are a leading enterprise in the non-ferrous metal industry in China. As of December 31, 2022, 43 alumina producers in China (including Chalco) each had annual production capacity of 500,000 tonnes or above, which collectively represented approximately 98% of the total alumina production capacity in China, among which 35 alumina producers (including Chalco) each had annual production capacity of one million tonnes or above, which collectively represented approximately 92% of the total alumina production capacity in China. In order to improve the efficiency and competitiveness of the Chinese alumina industry as well as to protect the environment, MIIT published the Standard Conditions for Aluminum Industry in July 2013 and issued a new version in March 2020, which provides stringent standards for the existing alumina enterprises. Although we face competition from other domestic and international refineries, we have several advantages over such competitors, including:

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

Primary Aluminum

We derived all of our primary aluminum revenues from domestic sales in 2022. Our competitors include other domestic and international primary aluminum producers that conduct sales in China. In 2022, our primary aluminum production represented approximately 17% of total domestic production in China.

We are a leading enterprise in the non-ferrous metal industry in China. As of December 31, 2022, 35 primary aluminum producers in China (including Chalco) each had annual production capacity of 500,000 tonnes or above, which collectively represented approximately 63% of the total primary aluminum production capacity in China, among which eight primary aluminum producers (including Chalco) each had annual production capacity of one million tonnes or above, which collectively represented approximately 23% of the total primary aluminum production capacity in China. The PRC government encourages consolidation in the Chinese primary aluminum industry to create larger, more efficient producers that are better positioned to implement measures to reduce emissions. Moreover, according to the current Standard Conditions for Aluminum Industry and other administrative regulations, aluminum smelting enterprises must ensure the availability of resources, energy and water resources, and are encouraged to merge with hydropower, coal power and other power enterprises through reorganization. Alumina and electrolytic aluminum enterprises are required to comply with environmental laws, regulations and policies, and establish, implement and maintain an environmental management system.

Although we face competition from other domestic and international smelters, we have several advantages over such competitors, including:

●	Scale of production. With nine primary aluminum smelters, we can achieve significant economies of scale. In addition, our scale of production enables us to achieve high production volumes to fill large customer orders and maintain a large customer base. Through our national distribution network, we are able to make timely deliveries to customers from our local warehouses.

●	Technology. We believe we have a more sophisticated technological innovation system and stronger innovation capability than most of our domestic competitors. In terms of technological support and research and development capabilities, we are equipped with the advanced and integrated research and development institute within the aluminum industry in China and enjoy advantages over other domestic smelters in technology advancement.
●	Vertical integration. As a leading integrated alumina and primary aluminum producer in China, we are able to supply alumina internally to our primary aluminum plants. As a result, we save on transportation, warehousing and related costs. In addition, because we operate our own alumina refineries, we are able to assure a stable supply of alumina for our primary aluminum smelting operations.
●	Quality. We have maintained and will continue to improve on the high quality standards for our primary aluminum, which has satisfied national and industrial standards and customers’ need.

The primary aluminum produced by most of our smelters satisfies the quality standards of the LME.

Competition from International Competitors

The tariff rate for alumina and primary aluminum imports remained zero in 2022. In 2022, China had a net import of approximately 0.98 million tonnes of alumina (with chemical alumina products included), a decrease from a net import of 3.21 million tonnes in 2021, primarily attributable to the substantial increase in the export of alumina resulting from difference between domestic and international prices of alumina. China had a net import of approximately 0.47 million tonnes of primary aluminum in 2022, compared to a net import of approximately 1.57 million tonnes of primary aluminum in 2021, primarily because of the year-on-year decrease in the import of primary aluminum resulting from difference between domestic and international prices of primary aluminum. We expect to continue to face competition from international large suppliers of alumina and primary aluminum which are large international companies.

Research and Development

Our research and development efforts over the years have facilitated the expansion of our production capacity and reduced our unit costs. We have successfully commercialized our previous research and development results in various technologies. In 2022, we completed 42 technological projects, including 26 special key science and technology projects and 16 science and technology application projects. In addition, we filed a total of 422 patent applications in 2022.

As of December 31, 2022, we owned 3,465 patents, which were primarily related to technologies and processes, equipment and new products. Once granted, a patent in China for an invention is valid for 20 years and for a utility model or a design 10 years from the date of the patent application. As of December 31, 2022, we owned 25 trademarks, each of which had a term of 10 years.

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

The pollutants discharged from our alumina refining process include red mud, waste water and gas emissions and particulates. Our primary aluminum production process generates fluorides, sulphur dioxide and particulates. It is illegal to release these pollutants untreated. The discharge of these pollutants after treatment must comply with national and local discharge standards.

Each of our alumina refineries, primary aluminum smelters and other production plants has its own waste treatment facilities onsite or has developed other methods to dispose of industrial waste in compliance with applicable environmental laws and regulations. Each of our production plants has established its environmental management system. All of our alumina refineries, primary aluminum smelters and carbon production plants passed the ISO14001 accreditations.

We have increased our energy efficiency by implementing new production techniques and technologies, upgrading our production facilities, optimizing our production process and enhancing our logistics and operations management. In 2022, we saved energy equivalent to 880,000 tonnes of standard coal as a result of implementing new production techniques and technologies, upgrading our production facilities, optimizing our production process and enhancing our logistics and operations management. We have established the industrial waste water recycling system. All of our aluminum smelting plants have achieved “zero discharge” of industrial waste water and 100% of the industrial waste water is reused for production after treatment.

In addition, we have focused on sustainable development of mine sites and achieved significant progress in mine reclamation. We reclaimed approximately 4.75 square kilometer of land throughout the year 2022, representing a cumulative reclamation rate of over 100% as of December 31, 2022.

Our total expenditures for maintaining compliance with environmental laws and regulations were RMB2,151 million, RMB1,583 million and RMB1,434 million for 2020, 2021 and 2022, respectively. In 2022, we did not have any major environmental pollution incidents.

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

Our insurance premiums were RMB38.6 million, RMB45.6 million and RMB49.6 million in 2020, 2021 and 2022, respectively.

Seasonality

Our business in general is not subject to seasonality. Separately, our bauxite output in the Boffa mine may be subject to seasonal fluctuations due to the rainy season in Guinea.

Cybersecurity

With respect to our internal internet policies on cybersecurity, we have established an information safety management system and issued internal regulations on cybersecurity, internal hardware and data safety systems and we are gradually implementing measures relating to the office environment information safety management, information system access control, protection from any malicious software, and internal review of information safety risks, in order to prevent loss of information due to cybersecurity incidents, network outages, etc. In 2022, we did not experience any material cybersecurity incidents or related losses.

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

Requirements for Capital Investments

Before March 31, 2023, any capital markets financing activities by an enterprise or company incorporated in the PRC such as those to finance capital projects, are subject to approval by the CSRC and/or other relevant authorities in China, regardless of whether the funds are raised in China or on the international capital markets. An issuer incorporated in the PRC must obtain prior approval from the CSRC for issuance of equity securities or equity-linked securities. On March 31, 2023, the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies issued by the CSRC became effective, which allowed PRC domestic companies that seek listing in overseas markets to make a filing with the CSRC within 3 working days after its overseas issuance and listing application is submitted and such issuance and listing is completed, respectively.

Offering of corporate bonds in the PRC is also subject to supervision of the CSRC. A PRC-incorporated company that offers bonds outside the PRC shall file certain prescribed documents with the NDRC and obtain a registration certificate from the NDRC. For all overseas financing activities by an enterprise or company incorporated in the PRC, the issuer must register with and obtain prior approval from the administrative authorities of foreign exchange. Foreign investment in the exploring and mining of alumina and primary aluminum is permitted by the PRC government.

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

Regulations Concerning Imports and Exports of Alumina and Primary Aluminum

The MFN import duty on alumina and primary aluminum is 5.0% and MFN interim import duty is 0.0%. The export tariff on certain primary aluminum products has been 15% since August 1, 2007.

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

On November 28, 2022, the Ministry of Ecology and Environment of China issued the Administrative Measures for the List of Key Entities Subject to Environmental Supervision, which became effective on January 1, 2023 and required the provincial and municipal government to formulate a list of key entities in accordance with the standards provided in this administrative regulation. Such key entities shall be subject to strict environmental supervision.

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

In February 2022, the NDRC, the MIIT, the Ministry of Ecology and Environment of China and the National Energy Administration jointly issued the Implementation Guidance for Energy Saving and Carbon Reducing Transformation and Upgrading in Key Areas for High Energy Consuming Industries (2022 Edition). Among other industries, it provides working directions and goals related to energy saving and carbon reducing for non-ferrous metal smelting industry. It sets the goal that by 2025, the energy efficiency level of key products such as copper, aluminum, lead, and zinc will be further improved through the implementation of energy-saving and carbon-reduction technological transformation. The proportion of production capacity above the energy efficiency benchmark level of electrolytic aluminum shall reach 30% and the production capacity below the benchmark level of energy efficiency in the four industries shall be basically cleared.

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

C.Organizational Structure

Set out below is a chart illustrating our corporate structure as of March 31, 2023:

The following table sets forth further information of our principal subsidiaries as of December 31, 2022:

	Percentage of ownership interest
Company(1)	attributable to the Company	Principal activities

Baotou Aluminum Co., Ltd.	100.00%	Manufacture and distribution of primary aluminum, aluminum alloy and related fabricated products and carbon products
Chalco Hong Kong Ltd.	100.00%	Overseas investments and alumina import and export activities, and mining and distribution of bauxite
China Aluminum International Trading Co., Ltd.	100.00%	Import and export activities
Chalco Mining Co., Ltd.	100.00%	Manufacture, acquisition and distribution of bauxite mines, limestone ore and alumina
Chinalco Shanxi Jiaokou Xinghua Technology Ltd.(2)	66.00%	Manufacture and distribution of primary aluminum
Chinalco Shanghai Company Limited	100.00%	Trading and engineering project management and leasing
Chalco Shanxi New Material Co., Ltd.	85.98%	Manufacture and distribution of alumina, primary aluminum and anode carbon products and electricity generation and supply
Zunyi Aluminum Co., Ltd.	67.45%	Manufacture and distribution of primary aluminum and alumina
Chalco Energy Co., Ltd.	100.00%	Thermoelectric supply and investment management
China Aluminum Ningxia Energy Group Co., Ltd.	70.82%	Thermal power, wind power and solar power generation, coal mining, and power-related equipment manufacturing
Guizhou Huajin Aluminum Co., Ltd.	60.00%	Manufacture and distribution of alumina
Chalco Zhengzhou Research Institute of Non-ferrous Metal Co., Ltd.	100.00%	Research and development services
Chalco Aluminum Logistics Group Corporation Co., Ltd.	100.00%	Logistics and transportation
Shanxi Huaxing Aluminum Co., Ltd.(3)	100.00%	Manufacture and distribution of alumina
Shanxi Chinalco Resources Co., Ltd.	40.00%	Manufacture and distribution of primary aluminum
Guizhou Huaren New Material Co., Ltd.	40.00%	Manufacture and distribution of primary aluminum
China Aluminum International Trading Group Co., Ltd.	100.00%	Import and export activities
Chinalco Materials Co., Ltd.	100.00%	Import and export activities and trading
Chinalco New Materials Co., Ltd	100.00%	Manufacture and distribution of alumina, aluminium hydroxide and trading
Yunnan Aluminum Co., Ltd.	29.10%	Manufacture and distribution of primary aluminum and alumina
Chalco (Shanghai) Carbon Co., Ltd.	100.00%	Manufacture and distribution of anode and cathode carbon
Lanzhou Aluminum Co., Ltd.	100.00%	Manufacture and distribution of primary aluminum
(1)	Chalco Hong Kong Ltd. is incorporated in Hong Kong. All other principal subsidiaries are incorporated in the PRC.
(2)	We directly hold 33% shares and indirectly hold 33% shares, through Chalco Shandong Co., Ltd.
(3)	We directly hold 60% shares and indirectly hold 40% shares, through Chalco Hong Kong Ltd.

D.Property, Plants and Equipment

Bauxite Mines and Coal Mines

For summary disclosure of our bauxite mines and coal mines, please refer to “– B. Business Overview – Our Mines.”

Boffa Mine

In accordance with the requirements of Regulation S-K 1300, we consider our Boffa mine in Guinea as the sole mining property that is material to our business. We have engaged Mr. Shengfa Tu as the qualified person for our bauxite mines. Mr. Tu has prepared the Technical Report Summary for our Boffa mine in compliance with Regulation S-K 1300 and Item 601(b)(96) of Regulation S-K, filed as Exhibit 96.1 to our amended annual report on Form 20-F/A for the year ended December 31, 2021 filed with the SEC on August 31, 2022.

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
11°
10°
Sangaredi
Santou
Boffa North Area
BOKE
R11
Boffa North
Fatala River
KAMSAR
a South
Fria
Boffa
Boffa South Area
FRIA
R5
N3
Dubreka
Atlantic Ocean
BOFFA
P1
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

The Boffa mine is open pit, equipped with 2500SM open pit mining machines. We have facilities such as mining industrial sites, raw ore storage yards, low-grade ore storage yards, open-pit mining machines, belt conveyor systems, bridges, inland terminals, electric power stations and a temporary dump site. It has transportation facilities that have access to local roads and a belt conveyor system. Our mining facilities in the Boffa mine are connected to the electric power stations, which are powered by heavy oil fuel. Most of the facilities started to operate since Boffa mine was put into operation in April 2020. The quality of groundwater in the Boffa mine area meets the requirements for drinking, and the production and domestic water in the mine area is extracted groundwater. We believe all of our equipment in the Boffa mine is in good physical condition and suitable for our operations. The total book value of Boffa mine’s fixed assets is RMB1.7 billion as of December 31, 2022.

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

Chalco Guinea Company S.A. has 864 employees. From then through the end of 2022, we extracted approximately 33.9 million tonnes of bauxite from the Boffa mine. The annual bauxite output capacity is expected to remain stable at 13.6 million tonnes in 2023.

As of the date of this annual report, we have not been found any violation or subject to any fine for our mining operations at the Boffa mine.

Mineral Resources and Mineral Reserves

The following table sets forth the summary of mineral resources, exclusive of mineral reserves, for the Boffa mine as of December 31, 2022:

	Amount
	(in million	AAl2O3	RSiO2		Cut-off		Metallurgical
	tonnes)	(%)	(%)	A/S	grades		recovery(1)
Measured mineral resources	44.51	39.34	1.02	38.41	AAl2O3	35%
Indicated mineral resources	66.22	39.07	0.90	43.22	AAl2O3	35%	85%
Measured + Indicated mineral resources	110.72	39.18	0.95	41.14	AAl2O3	35%
Inferred mineral resources	1,535.77	39.02	1.09	35.93	AAl2O3	35%
(1)	The metallurgical recovery of bauxite refers to dissolution rate.
(2)	AAl2O3 means available aluminum and RSiO2 means reactive silica.
(3)	The resources include stockpiled ore or ore to be stockpiled in the local area.

(4)

Estimation of mineral resources in this table is based on US$22.02 per wet tonne of bauxite, which is the loading price in Guinea, calculated based on the FOB price of US$32.5 per wet tonne and deduction of cost of wharf, inland waterway and platform transship. The corresponding CIF price of bauxite arriving in China is $57.8 per dry tonne. This price is close to the five-year average CIF price of Guinea bauxite imported by China from 2018 to 2022. Mineral resources are estimated at AAl2O3≥35% cut off grade and at a minimum mining thickness of 1 meter. The point of reference selected by the qualified person is the point where bauxite is delivered to wharf yard and available for use by alumina refineries. For further information on assumptions used in preparing the estimates, please refer to Chapter 11 of the Technical Report Summary.

The following table sets forth the summary of mineral reserves for the Boffa mine as of December 31, 2022:

	Amount
	(in million	AAl2O3	RSiO2		Cut-off		Metallurgical
	tonnes)	(%)	(%)	A/S	grades		recovery(1)
Proven mineral reserves	35.85	38.95	1.09	35.82	AAl2O3	39%
Probable mineral reserves	62.24	38.68	0.96	40.48	AAl2O3	39%	85%
Total mineral reserves	98.08	38.78	1.00	38.64	AAl2O3	39%
(1)	The metallurgical recovery of bauxite refers to dissolution rate.
(2)	AAl2O3 means available aluminum and RSiO2 means reactive silica.
(3)

Estimation of mineral resources in this table is based on US$22.02 per wet tonne of bauxite, which is the loading price in Guinea, calculated based on the FOB price of US$32.5 per wet tonne and deduction of cost of wharf, inland waterway and platform transship. The corresponding CIF price of bauxite arriving in China is $57.8 per dry tonne. This price is close to the five-year average CIF price of Guinea bauxite imported by China from 2018 to 2022. Mineral reserves are estimated at AAl2O3≥39% cut off grade and at a minimum mining thickness of 1 meter. The point of reference selected by the qualified person is the point where bauxite is delivered to wharf yard and available for use by alumina refineries. For further information on assumptions used in preparing the estimates, please refer to Chapter 12 of the Technical Report Summary.

For comparative purposes, the measured and indicated mineral resources for the Boffa mine were 110.72 million tonnes and 125.89 million tonnes for the years ended 2022 and 2021, respectively. The inferred mineral resources remained unchanged since 2021. The proven mineral reserves were 35.85 million tonnes and 49.45 million tonnes for the years ended 2022 and 2021, respectively. The probable mineral resources remained unchanged since 2021. The decreases in the measured and indicated mineral resources and proven mineral reserves are primarily due to extraction of 13.6 million tonnes of bauxite from the Boffa mine in 2022.

Land

Chinalco leases to us 377 pieces or parcels of land, located in 10 provinces, covering an aggregate area of approximately 43.61 million square meters for any purpose related to our operations and businesses. Currently, all leases for our properties are valid and have not expired. The leased land mainly consists of:

●	41 pieces of allocated land with an area of approximately 5.5 million square meters. Chinalco has obtained authorization from the relevant administrative authorities to manage and lease the land use rights for such land; and
●	336 pieces of land with an area of approximately 38.1 million square meters. Chinalco has paid the land premiums and obtained land use rights certificates.

The land is leased for the following terms:

●	allocated land: 50 years commencing from July 1, 2001 (except for land use rights of mines operated by us, whose leased terms shall end on the expiration date of the mining rights or at the end of the actual mine life, whichever is earlier);
●	granted land: until expiration of the relevant land use right permits; and
●	for both allocated or granted land: normal commercial terms that stipulate, among other conditions, the terms of use, monthly or annual rental amounts payable in Renminbi and a six-month notification provision for termination of any lease agreement.

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

We and Chinalco also lease to each other a number of other buildings and properties for ancillary uses, which comprise mainly buildings for offices, dormitory, canteen and storage purposes. As of the date of this annual report, we leased to Chinalco buildings with an aggregate gross area of approximately 272,071 square meters, while Chinalco leased to us buildings with an aggregate gross area of approximately 173,353 square meters. In December 2021, we and China Aluminum Investment and Development Co., Ltd., a wholly-owned subsidiary of Chinalco, renewed a tenancy agreement pursuant to which we would lease from Chinalco the office premises at certain floors of No. 62 North Xizhimen Street, Haidian District, Beijing, PRC, with an aggregate gross floor area of 22,303 square meters. This agreement will expire on December 31, 2024.

Our Expansion

Our expansion projects in 2022 primarily include:

●	The 2,000,000 tonne bauxite project of Guangxi branch: The project was completed and put into operation on June 25, 2022. We have invested a total amount of approximately RMB545 million in this project.

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

As the business combinations under common control incurred in the years ended December 31, 2020, 2021 and 2022, the comparative financial data for the years ended December 31, 2020, 2021 and 2022 are revised to reflect the business combinations under common control. Unless otherwise indicated in this section, our financial data for the years ended December 31, 2021 and 2022 are presented based on those revised amounts. Please see Note 41 to our audited consolidated financial statements.

A.Operating Results

Overview

We are a leading enterprise in the non-ferrous metal industry in China. We are engaged principally in alumina refining, primary aluminum smelting, and trading of non-ferrous metal products, coal products and other products. In addition, we are engaged in coal mining and power generation. The remainder of our revenues was derived from research and development activities and other products and services. We organize and manage our operations according to the following key segments:

●	Our alumina segment, which consists of the mining and purchasing of bauxite and other raw materials, and production and sale of alumina as well as chemical alumina. Alumina accounted for approximately 89.1% of the total production volume of alumina and chemical alumina products for this segment in 2022. Chemical alumina products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we produce gallium as a by-product, which is a rare, high-value metal with applications in the electronics and telecommunication industries.
●	Our primary aluminum segment, which consists of the procurement of alumina, other raw materials, supplemental materials and electrical power, the production and sale of primary aluminum and aluminum-related products, such as carbon products, aluminum alloy products and other aluminum products. Our principal primary aluminum products are ingots, molten aluminum and aluminum alloys, which accounted for approximately 26.5%, 41.5% and 32.0%, respectively, of our total production volume of primary aluminum in 2022. Our standard 20 kilogram remelt ingots are used for general aluminum fabrication in the construction, electricity, electronics, transportation, packaging, machinery and durable goods industries. We internally produce substantially all the carbon products used at our smelters and sell our remaining carbon products to external customers.
●	Our trading segment, which mainly consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, and crude fuels such as coal products, as well as supplemental materials and logistics and transport services to our internal manufacturing plants and external customers. We established our trading business under Chalco Trading as a separate segment in July 2010 as a result of our operational structural adjustment. Since 2014, we have established Chalco Materials, Chalco Logistics and Chalco Trading Group to continuously promote and deepen development of our trading business, jointly constituting our trading segment. Established in 2018, Chalco Trading Group has undertaken the businesses that used to be operated by Chalco Trading.
●	Our energy segment, which consists of the research and development, production and operation of energy products, including coal mining and conventional coal-fire power generation as well as renewable energy generation such as wind power and solar power. In January 2013, to partially offset our future energy costs, we established our energy segment after our acquisition of Ningxia Energy in line with our development strategy. In 2022, we supplied a portion of the electricity we generated for our own production use, supplied a portion of the coal output to our own electric power plant and sold the remaining portion to external customers. Ningxia Energy supplied the electricity it generated mainly to the state grid in China.
●	Our corporate and other operating segment, which consists of corporate and other aluminum-related research, development, and our other activities.

Our consolidated revenue decreased by 2.6% from RMB298,885.4 million for the year ended December 31, 2021 to RMB290,987.9 million for the year ended December 31, 2022, primarily due to the decrease in revenue of trading business. Our net profit decreased from RMB11,316.9 million for the year ended December 31, 2021 to RMB10,843.3 million for the year ended December 31, 2022, primarily because of the increase in prices of raw materials, such as a year-on-year increase of 19.8% in electricity cost, a year-on-year increase of 49.5% in the cost of anode carbon, and a year-on-year increase of 14.9% in the bauxite cost.

Factors Affecting Our Results of Operations

We believe that the following factors, which impact our various revenue and expense items (as described below), have had, and will continue to have, a significant effect on the development of our business, financial position and results of operation.

Economic Condition of China and the World

As the major aluminum product market is globalized, the demand for and prices of our products are highly correlated with the general economic condition of China and the world and the performance of the major aluminum and related product markets. In recent years, China’s economy continued to experience growth despite the negative effects of the global financial crisis beginning in the second half of 2008 and economic recession in 2009, as well as general market volatility and changing macroeconomic conditions. However, as China is in the process of transforming its development model, optimizing its economic structure and changing its growth drivers, the growth of China’s economy has slowed down since 2014, with GDP growth from 2014 through 2019 ranging from 6.1% to 6.9%. Furthermore, the outbreak and global spread of the COVID-19 in 2020, 2021 and 2022 has adversely affected the global economy and China’s economy and financial market in general. As a result, the compound annual GDP growth rate of China was 4.3% over the last three years. The global output of alumina (with chemical alumina products included) in 2022 decreased by approximately 1.2% from 2021 to approximately 137.02 million tonnes. The global alumina consumption (with chemical alumina products included) in 2022 decreased approximately by 0.5% from 2021 to approximately 136.87 million tonnes. In 2022, the domestic output of alumina (with chemical alumina products included) increased approximately by 6.1% from 2021 to approximately 79.76 million tonnes and the domestic consumption for alumina (with chemical alumina products included) increased by approximately 3.7% from 2021 to approximately 80.91 million tonnes.

The global output of primary aluminum in 2022 increased by approximately 2.3% from 2021 to approximately 69.28 million tonnes. The global consumption of primary aluminum in 2022 increased by approximately 1.0% from 2021 to approximately 70.05 million tonnes. In 2022, the domestic output of primary aluminum increased by approximately 3.9% from 2021 to approximately 40.43 million tonnes and the domestic consumption of primary aluminum increased by approximately 1.4% from 2021 to approximately 41.10 million tonnes.

Mix and Pricing of Our Products

We are engaged principally in alumina refining, primary aluminum smelting and sales of these products and trading of non-ferrous metal products and other products. In addition, we are engaged in coal mining and power generation. We coordinate substantially all of our sales and marketing activities for our self-produced alumina products and some of our sales and marketing activities for our self-produced primary aluminum products through Chalco Trading Group, taking into account the spot market prices and SHFE prices. In 2022, revenues generated from alumina, primary aluminum, trading and energy segments (after elimination of inter-segment sales) accounted for 5.6%, 29.7%, 61.4% and 3.1%, respectively, of our consolidated total revenues after elimination of inter-segment sales. We apply different policies to price different products. For information on our pricing of different products, please see the section headed “Item 4. Information of the Company – B. Business Overview – Sales and Marketing.”

The sales prices of alumina that our alumina refineries sell internally to Chalco Trading Group are determined based on our budgeted sale prices, spot market prices and the prices of primary aluminum on SHFE. Chalco Trading Group coordinates the external negotiation and execution of sales contracts of our alumina products. The alumina prices in both the domestic and international markets increased in 2022 when compared to that of 2021. The increase in the alumina price in the international market was attributable to the gradual recovery of the demand of alumina after the COVID-19 outbreak in 2020 and the energy crisis in Europe due to the ongoing Russia-Ukraine conflict. In 2022, the spot price of alumina in the international market reached a high of approximately US$533 per tonne and bottomed out at approximately US$310 per tonne. The average spot price of alumina in the international market was approximately US$363 per tonne, representing an increase of 10% from 2021. The spot price of alumina in the domestic market reached a high of RMB3,305 per tonne and bottomed out at RMB2,739 per tonne. The average spot price of alumina in the domestic market was approximately RMB2,945 per tonne, representing an increase of 5.2% from 2021. The increase of the alumina price in the domestic market was primarily attributable to the inadequate supply of alumina resulting from the limited production due to the Winter Olympics in the first quarter of 2022 and the large-scale reduction of production in the northern region and the restrictions on production due to heavily polluted air at the end of year 2022. Our average selling price of alumina increased by 7.1% from RMB2,825 per tonne in 2021 to RMB3,025 per tonne in 2022.

Like most primary aluminum producers in China, we price our primary aluminum products by reference to the primary aluminum spot prices and futures price on the SHFE. In 2022, the primary aluminum prices in the international market generally increased due to the ease of global liquidity and the gradual recovery of the demand of alumina after the COVID-19 outbreak in 2020. The change of primary aluminum prices in the domestic market in 2022 was attributable to large-scale capacity reduction and shutdown of electrolytic aluminum plants in the region in the second half of 2022, resulting from the lack of power supply in many southern provinces, the increase of operating pressure, and the limited production in the heating season, as well as the global macroeconomic pessimism improvement. In 2022, three-month aluminum futures prices reached a high of US$4,074 per tonne and a low of US$2,081 per tonne on LME; and a high of RMB24,240 per tonne and a low of RMB16,990 per tonne on SHFE. In 2022, the average price of spot aluminum and three-month aluminum futures at LME were approximately US$2,703 per tonne and US$2,713 per tonne, respectively, representing an increase of 9.0% and 9.2% from that of 2021, respectively. The average three-month aluminum futures prices at SHFE increased by 5.0% from RMB18,898 per tonne in 2021 to RMB19,837 per tonne in 2022 while the average spot prices of primary aluminum at SHFE increased by 5.3% from RMB18,953 per tonne in 2021 to RMB19,950 per tonne in 2022. Our average selling price of primary aluminum increased by 2.8% from RMB19,099 per tonne in 2021 to RMB19,639 per tonne in 2022.

Price Volatility of Non-ferrous Metal and Coal Products

Since late 2009, as a result of the implementation of our operational structural adjustment, we have been engaged substantially in the trading of outsourced non-ferrous metal products to increase our profit. In 2012, we began to engage in the trading of significant amounts of outsourced coal products to diversify our product portfolio. Although the profit margin of sales of outsourced products is typically lower than that of our self-produced products, we generated substantial revenues and profit from the trading of outsourced products during the past few years due to our significant trading volumes. Our revenue generated from external sales of products purchased from external sources in 2022 was approximately RMB129,721.1 million, representing approximately 72.6% of total revenue from external sales in our trading segment. From time to time, we may enter into futures and option transactions in addition to the simple buy-low-sell-high trading model to hedge against price fluctuations in the non-ferrous metal and coal products market. However, short-term price volatility of these products remains a key factor affecting our operating results, as we need to make the correct prediction concerning the price trends of these products on the markets to ensure substantial revenues through large trading volume. If the market price trend does not match our prediction, we may be forced to sell trading products at low prices or to purchase trading products at high prices, which may adversely affect gross margins and profitability.

Manufacturing Costs

Our cost of revenues consists primarily of the costs of raw materials, overhead cost and electric power cost. Our principal raw material is bauxite. For the years ended December 31, 2020, 2021 and 2022, bauxite supplied by our mines accounted for 46.3%, 62.7% and 61.9%, respectively, of our total bauxite used in the production of alumina. The unit cost of bauxite produced by us is generally lower than the unit cost of bauxite procured from external suppliers. In 2022, the unit cost of bauxite supplied by our mines was 19.4% lower than the unit cost of bauxite procured from external suppliers. The comprehensive cost for bauxite in 2022 increased by approximately 12.4% compared to 2021. In addition, our average purchase price per unit tonne of thermal coal in 2022 increased by approximately 13.9% compared to 2021. As a result, our average cost of alumina per tonne in 2022 increased by approximately 15.7% from that in 2021.

Primary aluminum is one of our major aluminum products and is produced by smelting operations. Smelting operations require a substantial and continuous supply of electricity. Electricity cost is the most significant component of our primary aluminum production cost and accounted for approximately 37% of our unit production cost for primary aluminum in 2022. The availability and price of electricity are key considerations in our primary aluminum operations. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress, and prolonged interruptions can cause damage to, or the destruction of, production equipment and facilities. Our average annual electricity price per kWh (including tax) increased by 16.0% from 2021 to 2022.

Given our high proportion of fixed costs, we must generate sufficient sales to absorb our fixed costs to maintain or increase our operating margins. Our acquisitions and production expansion in recent years have significantly increased our costs that are relatively fixed in nature, such as leases and depreciation of property, plant and equipment and employee benefit expenses. If we are able to maintain satisfactory facility utilization rates and productivity, our production capacity expansion will enable us to reduce our unit costs through economies of scale and recover associated increased costs through higher output. In 2022, we continued to focus on lowering production costs and increasing production efficiency through reducing raw material consumption by improving technology and internal management.

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

Our finance costs decreased by 14.1% from 2021 to 2022, primarily attributable to the year-on-year decrease resulting from reducing the scale of interest-bearing debt and optimizing financing costs. If we are unable to secure sufficient external funding when required, we may not be able to fund our working capital requirements and necessary capital expenditures, which could adversely affect our business, financial performance and prospects.

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

Cost of Sales

Our cost of sales consists primarily of the purchase of inventories in relation to trading activities, cost of raw materials, consumables and electric power used in manufacturing, certain fixed cost and employee benefit expenses. For the years ended December 31, 2020, 2021 and 2022, our cost of sales was RMB188,520.2 million, RMB264,168.8 million and RMB259,704.1 million, respectively, and accounted for 92.4%, 88.4% and 89.2%, respectively, of the total consolidated revenues for those periods.

Operating Expenses

Selling and Distribution Expenses. Our selling and distribution expenses consist primarily of transportation and loading expenses which are indirectly related to product sales and employee benefit expenses for employees in selling and distribution department. Selling and distribution expenses accounted for 4.4%, 2.6% and 2.7% of our total operating expenses for the years ended December 31, 2020, 2021 and 2022, respectively.

General and Administrative Expenses. Our general and administrative expenses consist primarily of employee benefit expenses for directors and officers and employees in the administrative department and, to a lesser extent, taxes other than income tax expenses, depreciation of non-production property, plant and equipment, termination benefit expenses, travelling and entertainment, legal and other professional fees, amortization of right-of-use assets, utilities and office supplies, insurance expense, repairs and maintenance expenses, auditors’ remuneration, amortization of intangible assets, and others. General and administrative expenses accounted for 59.2%, 43.4% and 38.9% of our total operating expenses for the years ended December 31, 2020, 2021 and 2022, respectively. Employee benefit expenses, including salaries and bonus, housing fund, staff welfare and other expenses, employment expense in relation to early retirement schemes and termination benefit, comprise a significant component of our general and administrative expenses, accounting for 41.7%, 41.4% and 40.5% of our total general and administrative expenses for the years ended December 31, 2020, 2021 and 2022, respectively.

Research and Development Expenses. Our research and development expenses accounted for 17.1%, 16.6% and 31.1% of our total operating expenses for the years ended December 31, 2020, 2021 and 2022, respectively.

Impairment Loss on Property, Plant and Equipment. Our impairment loss on property, plant and equipment accounted for 8.0%, 27.9% and 24.6% of our total operating expenses for the years ended December 31, 2020, 2021 and 2022, respectively. The decrease in impairment loss on property, plant and equipment in 2022 was primarily because of the year-on-year decrease in our Company’s provision for losses on long-lived assets.

Impairment Losses on Financial Assets. Our impairment losses on financial assets accounted for 2.7% of our total operating expenses for the year ended December 31, 2022.

Impairment Losses on Investments in Associates. Our impairment losses on financial assets accounted for 0.5% of our total operating expenses for the year ended December 31, 2022.

Other Income

Our other income consists primarily of tax rebates and grants on industrial development support from the government. For the year ended December 31, 2022, our other income was RMB235.8 million and accounted for approximately 0.1% of the total consolidated revenues.

Other Gains, net

Our net other gains consisted primarily of gains on disposal of property, plant and equipment, intangible assets and right-of-use assets, net and others. For the year ended December 31, 2022, our net other gains were RMB315.4 million and accounted for approximately 0.1% of the total consolidated revenues.

Finance Income

Our finance income consists primarily of interest income. For the year ended December 31, 2022, our finance income was RMB477.1 million and accounted for approximately 0.2% of the total consolidated revenues.

Finance Costs

Our financing costs consist primarily of interest expense on our borrowings and bonds, interest on lease liability and amortization of unrecognized finance expenses. Interest rates on loans related to capital expenditures and working capital set by banks generally follow guidelines issued by the PBOC. The PBOC regulates the interest rates for commercial loans charged by state-owned banks from time to time as part of the PRC government’s efforts to regulate the PRC economy. In 2022, we incurred finance costs (net of capitalized interest) of RMB3,894.9 million on our borrowings.

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

Consolidated Results of Operations

The following table sets forth certain income and expense items as a percentage of our revenues from our consolidated statements of comprehensive income for the periods indicated:

	Year Ended December 31,
	2020		2021		2022
	RMB	(%)	RMB	(%)	RMB	US$	(%)
	(in millions, except percentage)
Revenue	203,993.1	100.0	298,885.4	100.0	290,987.9	42,189.3	100.0
Cost of Sales	(188,520.2)	(92.4)	(264,168.8)	(88.4)	(259,704.1)	(37,653.6)	(89.2)
Gross Profit	15,472.9	7.6	34,716.6	11.6	31,283.8	4,535.7	10.8
Selling and distribution expenses	(372.4)	(0.2)	(383.2)	(0.1)	(418.9)	(60.7)	(0.1)
General and administrative expenses	(5,061.0)	(2.5)	(6,325.5)	(2.1)	(6,008.2)	(871.1)	(2.1)
Research and development expenses	(1,465.3)	(0.7)	(2,417.4)	(0.8)	(4,805.2)	(696.7)	(1.7)
Impairment loss on property, plant and equipment	(681.3)	(0.3)	(4,064.7)	(1.4)	(3,795.4)	(550.3)	(1.3)
Net impairment losses on financial assets	(967.9)	(0.5)	(1,390.8)	(0.5)	(414.1)	(60.0)	(0.1)
Other income	304.4	0.1	173.2	0.1	235.8	34.2	0.1
Other (losses)/gains, net	373.1	0.2	(1,641.1)	(0.5)	315.4	45.7	0.1
Operating profit	7,602.5	3.7	18,667.1	6.2	16,393.2	2,376.8	5.6
Finance Income	266.2	0.1	311.1	0.1	477.1	69.2	0.2
Finance cost	(5,069.7)	(2.5)	(4,532.7)	(1.5)	(3,894.8)	(564.7)	(1.3)
Impairment losses on investments in an associate	—	—	—	—	(76.0)	(11.0)	(<0.1)
Share of net profits of investments accounted for using the equity method
Joint ventures	180.5	0.1	164.1	0.1	178.9	25.9	0.1
Associates	(93.5)	(0.1)	(423.2)	(0.1)	130.6	18.9	<0.1
Profit before income tax	2,886.0	1.4	14,186.4	4.7	13,209.0	1,915.1	4.5
Income tax expense	(641.3)	(0.3)	(2,869.5)	(1.0)	(2,365.7)	(343.0)	(0.8)
Profit for the year	2,244.7	1.1	11,316.9	3.7	10,843.3	1,572.1	3.7

No customer individually accounted for more than 10% of our total revenue for the year ended December 31, 2022. Sales to Chinalco and its subsidiaries, joint ventures, associates and other related parties accounted for approximately 13.7%, 9.9% and 12.0% of consolidated revenues for the years ended December 31, 2020, 2021 and 2022, respectively. For information on related party transactions, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” and Note 38 to our audited consolidated financial statements.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Revenue

Our revenue decreased by 2.6% from RMB298,885.4 million for the year ended December 31, 2021 to RMB290,987.9 million for the year ended December 31, 2022, primarily due to the decrease in revenue of trading business.

Cost of Sales

Our cost of sales decreased by 1.7% from RMB264,168.8 million for the year ended December 31, 2021 to RMB259,704.1 million for the year ended December 31, 2022, primarily due to lower cost of sales resulting from the decrease in volume of trading business.

Selling and Distribution Expenses

Our selling and distribution expenses were RMB418.9 million for the year ended December 31, 2022, which remained relatively stable compared to RMB383.2 million for the year ended December 31, 2021.

General and Administrative Expenses

Our general and administrative expenses decreased by 5.0% from RMB6,325.5 million for the year ended December 31, 2021 to RMB6,008.2 million for the year ended December 31, 2022, primarily due to the impact of the Company’s optimization of internal management, enhancement of labor efficiency and strict control of expenditures.

Research and Development Expenses

Our research and development expenses increased by 98.8% from RMB2,417.4 million for the year ended December 31, 2021 to RMB4,805.2 million for the year ended December 31, 2022, primarily due to the increase in investment in product process optimization, added value of aluminum processed products and development of medium and high-end products.

Other Income

Other income increased by 36.2% from RMB173.2 million for the year ended December 31, 2021 to RMB235.8 million for the year ended December 31, 2022, primarily due to an increase of RMB66.5 million in tax rebates.

Other Gains, Net

Our other gains, net amounted to RMB315.4 million for the year ended December 31, 2022, compared to our net other losses of RMB1,641.0 million for the year ended December 31, 2021, primarily due to the year-on-year increase in profit of settlement of hedging futures and lower frequency of asset retirement.

Finance Income

Our finance income increased by 53.4% from RMB311.1 million for the year ended December 31, 2021 to RMB477.1 million for the year ended December 31, 2022, primarily due to the year-on-year increase in average daily balance of bank deposits.

Finance Costs

Our finance costs decreased by 14.1% from RMB4,532.7 million for the year ended December 31, 2021 to RMB3,894.9 million for the year ended December 31, 2022, primarily due to the year-on-year decrease resulting from reducing the scale of interest-bearing debt and the decrease in relevant interest rates.

Share of Net Profits of Investments Accounted for Using the Equity Method of Joint Ventures

Our net profits of investments accounted for using the equity method of joint ventures amounted to RMB178.9 million for the year ended December 31, 2022, compared to our net profits of investments accounted for using the equity method of joint ventures of RMB164.1 million for the year ended December 31, 2021. This was primarily attributable to increase in the profitability of a joint venture specializing in environmental technology.

Share of Net Profits of Investments Accounted for Using the Equity Method of Associates

Our net profits of investments accounted for using the equity method of associates increased significantly from net losses of RMB423.2 million for the year ended December 31, 2021 to net profits of RMB130.6 million for the year ended December 31, 2022. This was primarily attributable to well-run operations of an energy associate and a mineral resources associate.

Income Tax

Our income tax expense decreased by 17.6% from RMB2,869.6 million for the year ended December 31, 2021 to RMB2,365.6 million for the year ended December 31, 2022.This was mainly due to the decrease in profit before tax and the increase in the proportion of profits subject to preferential tax rates in total profits.

Results of Operations

As a result of the foregoing, our net profit decreased by 4.2% from RMB11,316.9 million for the year ended December 31, 2021 to RMB10,843.3 million for the year ended December 31, 2022.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Revenue

Our revenue increased by 46.5% from RMB203,993.1 million for the year ended December 31, 2020 to RMB298,885.4 million for the year ended December 31, 2021, primarily due to the year-on-year increase in the prices of alumina and primary aluminum.

Cost of Sales

Our cost of sales increased by 40.1% from RMB188,520.2 million for the year ended December 31, 2020 to RMB264,168.8 million for the year ended December 31, 2021, primarily due to the impact of higher prices of raw fuel materials.

Selling and Distribution Expenses

Our selling and distribution expenses were RMB383.2 million for the year ended December 31, 2021, which remained stable compared to RMB372.4 million for the year ended December 31, 2020.

General and Administrative Expenses

Our general and administrative expenses increased by 25.0% from RMB5,061.0 million for the year ended December 31, 2020 to RMB6,325.5 million for the year ended December 31, 2021, primarily due to the increase in staff costs and the increase in expenses as a result of expanded operation of our Boffa mine in Guinea and the ancillary alumina plants of Guangxi Huasheng.

Research and Development Expenses

Our research and development expenses increased by 65.0% from RMB1,465.3 million for the year ended December 31, 2020 to RMB2,417.4 million for the year ended December 31, 2021, primarily due to the increase in investment in optimizing the product process, improving the added value of aluminum processing products and developing the medium and high-end products.

Other Income

Other income decreased by 43.1% from RMB304.4 million for the year ended December 31, 2020 to RMB173.2 million for the year ended December 31, 2021, primarily due to the decrease in tax rebates in 2021.

Other (Losses)/Gains, Net

Our net other losses amounted to RMB1,641.0 million for the year ended December 31, 2021, compared to our net other gains of RMB373.1 million for the year ended December 31, 2020, primarily because of the increased losses on futures business and the higher frequency of asset retirement during 2021.

Finance Income

Our finance income increased by 16.9% from RMB266.2 million for the year ended December 31, 2020 to RMB311.1 million for the year ended December 31, 2021, primarily due to increase in gains from short-term wealth management products.

Finance Costs

Our finance costs decreased by 10.6% from RMB5,069.7 million for the year ended December 31, 2020 to RMB4,532.7 million for the year ended December 31, 2021, primarily because we reduced the scale of our interest-bearing debts and the unit cost of financing decreased in 2021.

Share of Net Profits of Investments Accounted for Using the Equity Method of Joint Ventures

Our net profits of investments accounted for using the equity method of joint ventures decreased by 9.1% from RMB180.5 million for the year ended December 31, 2020 to RMB164.1 million for the year ended December 31, 2021. This was primarily attributable to the decrease in the profitability of a coal joint venture and an electricity generation joint venture.

Share of Net Losses of Investments Accounted for Using the Equity Method of Associates

Our net losses of investments accounted for using the equity method of associates increased significantly from RMB93.5 million for the year ended December 31, 2020 to RMB423.2 million for the year ended December 31, 2021. This was primarily due to decrease in the profitability of a coal associate and an electricity generation associate.

Income Tax

Our income tax expense increased significantly from RMB641.3 million for the year ended December 31, 2020 to RMB2,869.6 million for the year ended December 31, 2021, mainly due to our significant year-on-year increase in pre-tax corporate profits.

Results of Operations

As a result of the foregoing, our net profit increased significantly from RMB2,244.7 million for the year ended December 31, 2020 to RMB11,316.9 million for the year ended December 31, 2021.

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

The following table sets forth a breakdown of our revenues by segment and the contribution of external sales and inter-segment sales for the periods indicated:

	Year Ended December 31,
	2020	2021	2022	2022	2022	2022
	RMB	RMB	RMB	US$	%	%
	(in millions, except percentage)
Revenue
Alumina:
External sales	13,088.7	17,579.8	16,411.4	2,379.4	3.5	5.6
Inter-segment sales	31,174.7	36,463.6	39,350.3	5,705.3	8.5
Total	44,263.4	54,043.4	55,761.7	8,084.7	12.0
Primary aluminum:
External sales	47,336.8	78,613.8	86,503.3	12,541.8	18.6	29.7
Inter-segment sales	34,068.5	39,899.7	51,962.5	7,533.9	11.2
Total	81,405.3	118,513.5	138,465.8	20,075.7	29.8
Trading
External sales	136,248.7	194,542.3	178,570.7	25,890.3	38.5	61.4
Inter-segment sales	46,261.3	58,162.6	80,283.6	11,640.0	17.3
Total	182,510.0	252,704.9	258,854.3	37,530.3	55.7
Energy
External sales	6,940.4	7,674.6	9,061.1	1,313.7	2.0	3.1
Inter-segment sales	243.8	240.6	261.5	37.9	<0.1
Total	7,184.2	7,915.2	9,322.6	1,351.6	2.0
Corporate and others
External sales	378.5	474.9	441.4	64.1	0.1	0.2
Inter-segment sales	748.2	978.3	1,502.5	217.8	0.3
Total	1,126.7	1,453.2	1,943.9	281.9	0.4
Total Revenues before inter-segment eliminations	316,489.6	434,630.2	464,348.3	67,324.2	100.0
Eliminations of inter-segment sales	(112,496.5)	(135,744.8)	(173,360.4)	(25,134.9)	(37.3)
Consolidated total revenues	203,993.1	298,885.4	290,987.9	42,189.3	62.7	100.0

The following table sets forth segment results before income tax by segment for the periods indicated:

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in millions)
Alumina:
Revenues	44,263.4	54,043.4	55,761.7	8,084.7
Cost and expenses(1)	(43,098.4)	(51,245.3)	(55,421.2)	(8,035.3)
Segment results(2)	1,165.0	2,798.1	340.5	49.4
Primary aluminum:
Revenues	81,405.3	118,513.5	138,465.8	20,075.7
Cost and expenses(1)	(77,542.6)	(105,729.7)	(128,119.5)	(18,575.6)
Segment results(2)	3,862.7	12,783.8	10,346.3	1,500.1
Trading:
Revenues	182,510.0	252,704.9	258,854.3	37,530.3
Cost and expenses(1)	(181,739.9)	(251,368.6)	(256,840.9)	(37,238.4)
Segment results(2)	770.1	1,336.3	2,013.4	291.9
Energy:
Revenues	7,184.2	7,915.2	9,322.6	1,351.6
Cost and expenses(1)	(7,261.4)	(8,150.0)	(7,121.6)	(1,032.5)
Segment results(2)	(77.2)	(234.8)	2,201.0	319.1
Corporate and others
Revenues	1,126.7	1,453.2	1,943.9	281.9
Cost and expenses(1)	(3,318.6)	(3,434.6)	(2,787.0)	(404.2)
Segment results(2)	(2,191.9)	(1,981.4)	(843.1)	(122.3)
Elimination(3)	(642.7)	(515.6)	(849.1)	(123.1)
Total profit before income tax	2,886.0	14,186.4	13,209.0	1,915.1
(1)	Consist of cost of sales, operating expenses, other income, other gains, finance income, finance costs and others attributable to each segment.
(2)	Segment results refer to profit before income tax.
(3)	Elimination refers to the aggregate inter-segment eliminations of segment results of each segment.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Alumina Segment

Revenues. Total revenue generated by the alumina segment increased by 3.2% from RMB54,043.4 million for the year ended December 31, 2021 to RMB55,761.7 million for the year ended December 31, 2022, primarily due to the year-on-year increase by 4.7% in the sales price of alumina.

Revenue from external sales of the alumina segment decreased by 6.6% from RMB17,579.8 million for the year ended December 31, 2021 to RMB16,411.4 million for the year ended December 31, 2022, primarily due to the year-on-year decrease by 14.4% in the volume of external sales of alumina, partially offset by the year-on-year increase by 4.7% in the price for external sales of alumina compared to that in 2021.

Revenue from inter-segment sales of the alumina segment increased by 7.9% from RMB36,463.6 million for the year ended December 31, 2021 to RMB39,350.3 million for the year ended December 31, 2022, primarily due to the year-on-year increase by 4.7% in the price for internal sales of alumina.

Cost and expenses. The total cost and expenses for our alumina segment increased by 8.1% from RMB51,245.3 for the year ended December 31, 2021 to RMB55,421.2 million for the year ended December 31, 2022, primarily due to the year-on-year increase by 22.8% in the raw material prices and the year-on-year increase in the impairment losses on assets.

Segment results. The segment profit for our alumina segment decreased by 87.8% from RMB2,798.1 million for the year ended December 31, 2021 to RMB340.5 million for the year ended December 31, 2022, primarily due to the impact of the year-on-year decrease in product profit as a result of the increase in raw material prices.

Primary Aluminum Segment

Revenues. Total revenue generated by the primary aluminum segment increased by 16.8% from RMB118,513.5 million for the year ended December 31, 2021 to RMB138,465.8 million for the year ended December 31, 2022, primarily due to the year-on-year increase by 6.7% in the sales price of primary aluminum and the year-on-year increase by 8.9% in the sales volume of primary aluminum.

Revenue from external sales of the primary aluminum segment increased by 10.0% from RMB78,613.8 million for the year ended December 31, 2021 to RMB86,503.3 million for the year ended December 31, 2022, primarily due to the year-on-year increase by 6.7% in the price for external sales of primary aluminum.

Revenue from inter-segment sales of primary aluminum segment increased by 30.2% from RMB39,899.7 million for the year ended December 31, 2021 to RMB51,962.5 million for the year ended December 31, 2022, primarily due to the year-on-year increase by 6.7% in the price for internal sales of primary aluminum and the year-on-year increase by 34.5% in the volume of internal sales of primary aluminum.

Cost and expenses. The total cost and expenses for our primary aluminum segment increased by 21.2% from RMB105,729.7 million for the year ended December 31, 2021 to RMB128,119.5 million for the year ended December 31, 2022, primarily due to the year-on-year increase by 17.2% in raw material prices.

Segment results. We had a segment profit of RMB10,346.3 million for the year ended December 31, 2022, decreasing from a segment profit of RMB12,783.8 million for the year ended December 31, 2021. This was mainly due to the impact of the year-on-year decrease in product profit as a result of the increase in raw material prices.

Trading Segment

Revenues. Total revenue generated by the trading segment increased by 2.4% from RMB252,704.9 million for the year ended December 31, 2021 to RMB258,854.3 million for the year ended December 31, 2022, primarily due to the year-on-year increase by 6.9% in the sales price of alumina and the year-on-year increase by 5.6% in the sales price of primary aluminum, partially offset by the year-on-year decrease by 8.5% in the sales volume of primary aluminum compared to that in 2021.

Revenue from external sales of the trading segment decreased by 8.2% from RMB194,542.3 million for the year ended December 31, 2021 to RMB178,570.7 million for the year ended December 31, 2022, primarily due to the year-on-year increase by 6.9% in the price for external sales of alumina and the year-on-year increase by 5.6% in the price for external sales of primary aluminum, partially offset by the year-on-year decrease by 8.5% in the sales volume of primary aluminum compared to that in 2021.

Revenue from internal sales of the trading segment increased by 38.0% from RMB58,162.6 million for the year ended December 31, 2021 to RMB80,283.6 million for the year ended December 31, 2022, primarily due to the year-on-year increase in the raw materials supplied internally, such as the year-on-year increase by 70.3% in the price of petroleum coke and the year-on-year increase by 57.3% in the price of caustic soda.

Cost and expenses. The total cost and expenses for our trading segment increased by 2.2% from RMB251,368.6 million for the year ended December 31, 2021 to RMB256,840.9 million for the year ended December 31, 2022, primarily due to the year-on-year increase by 6.9% in the purchase price of alumina and the year-on-year increase by 5.6% in purchase price of primary aluminum, partially offset by the year-on-year decrease by 8.5% in the sales volume of primary aluminum compared to that in 2021.

Segment results. Our segment profit increased by 50.7% from RMB1,336.3 million for the year ended December 31, 2021 to RMB2,013.4 million for the year ended December 31, 2022. This was mainly due to the impact of the year-on-year increase in trading profit of imported coking coal.

Energy Segment

Revenues. Total revenue generated by the energy segment increased by 17.8% from RMB7,915.2 million for the year ended December 31, 2021 to RMB9,322.6 million for the year ended December 31, 2022, primarily due to the year-on-year increase by 30.2% in the sales volume of coal.

Revenue from external sales of the energy segment increased by 18.1% from RMB7,674.6 million for the year ended December 31, 2021 to RMB9,061.1 million for the year ended December 31, 2022, primarily due to the year-on-year increase by 30.2% in the sales volume of coal.

Revenue from internal sales of the energy segment was RMB261.5 million for the year ended December 31, 2022, which remained stable compared to RMB240.6 million for the year ended December 31, 2021.

Cost and expenses. The total cost and expenses for our energy segment decreased by 12.6% from RMB8,150.0 million for the year ended December 31, 2021 to RMB7,121.6 million for the year ended December 31, 2022, primarily because of the year-on-year decrease share of net losses of investments accounted for using the equity method of associates and the year-on-year decrease in net impairment losses on financial assets.

Segment results. We recorded a segment profit of RMB2,201.0 million for the year ended December 31, 2022, whereas we had a segment loss of RMB234.8 million for the year ended December 31, 2021. This was primarily due to the year-on-year increase by 30.2% in the sales volume of coal and, the year-on-year decrease in impairment losses on investments in joint ventures and the year-on-year decrease in credit impairment losses.

Corporate and Other Operating Segment

Revenues. Revenue from the corporate and other operating segment increased by 33.8% from RMB1,453.2 million for the year ended December 31, 2021 to RMB1,943.9 million for the year ended December 31, 2022, primarily due to an increase in the revenue for internal maintenance.

Segment results. We recorded a segment loss of RMB843.1 million for the year ended December 31, 2022, representing a decrease of 57.5% from a segment loss of RMB1,981.4 million for the year ended December 31, 2021. This was mainly due to the impact of more provisions for bad debts made on the Company’s long-aged receivables in the same period of last year.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Alumina Segment

Revenues. Total revenue generated by the alumina segment increased by 22.1% from RMB44,263.4 million for the year ended December 31, 2020 to RMB54,043.4 million for the year ended December 31, 2021, primarily due to an increase by 11% in production volume as a result of the expanded operation of our Boffa mine in Guinea and the ancillary alumina plants of Guangxi Huasheng in 2021, as well as a year-on-year increase by 18% in the price of alumina.

Revenue from external sales of the alumina segment increased by 34.3% from RMB13,088.7 million for the year ended December 31, 2020 to RMB17,579.8 million for the year ended December 31, 2021, primarily due to an increase by 19% in the average external selling prices for our self-produced alumina and an increase by 18% in the volume of external sales of the alumina in 2021 as compared to that in 2020.

Revenue from inter-segment sales of the alumina segment increased by 17.0% from RMB31,174.7 million for the year ended December 31, 2020 to RMB36,463.6 million for the year ended December 31, 2021, primarily due to an increase by 15% in the internal selling price of our self-produced alumina and an increase by 6% in the volume of internal sales of the alumina.

Cost and expenses. The total cost and expenses for our alumina segment increased by 18.9% from RMB43,098.4 million for the year ended December 31, 2020 to RMB51,245.3 million for the year ended December 31, 2021, primarily due to increase in costs as a result of (i) an increase by 3% in the prices of raw materials, (ii) an increase by 12% in production volume of alumina as a result of operation of Guangxi Huasheng, which is in line with an increase by 64% in production volume of bauxite as a result of expanded operation of our Boffa mine in Guinea, and (iii) a significant increase in loss on disposal of assets and impairment loss in 2021 as compared to that in 2020.

Segment results. The segment profit for our alumina segment increased significantly from RMB1,165.0 million for the year ended December 31, 2020 to RMB2,798.1 million for the year ended December 31, 2021, primarily due to the increase in production volume and gross profit as a result of the expanded operation of our Boffa mine in Guinea and the ancillary alumina plants of Guangxi Huasheng, as well as the year-on-year increase in the gross profit of our alumina products.

Primary Aluminum Segment

Revenues. Total revenue generated by the primary aluminum segment increased by 45.6% from RMB81,405.3 million for the year ended December 31, 2020 to RMB118,513.5 million for the year ended December 31, 2021, primarily due to the year-on-year increase in the price of primary aluminum.

Revenue from external sales of the primary aluminum segment increased by 66.1% from RMB47,336.8 million for the year ended December 31, 2020 to RMB78,613.8 million for the year ended December 31, 2021, primarily due to an increase in the average external selling prices for our self-produced primary aluminum.

Revenue from inter-segment sales of primary aluminum segment increased by 17.1% from RMB34,068.5 million for the year ended December 31, 2020 to RMB39,899.7 million for the year ended December 31, 2021, primarily due to the year-on-year increase in sales price of primary aluminum.

Cost and expenses. The total cost and expenses for our primary aluminum segment increased by 36.4% from RMB77,542.6 million for the year ended December 31, 2020 to RMB105,729.7 million for the year ended December 31, 2021, primarily due to an increase by 21% in the price of alumina, the main raw material of primary aluminum, and an increase by 25% in the price of electricity.

Segment results. We had a segment profit of RMB12,783.8 million for the year ended December 31, 2021, increasing significantly from a segment profit of RMB3,862.7 million for the year ended December 31, 2020. This was mainly due to the year-on-year increase in the gross profit of our primary aluminum products.

Trading Segment

Revenues. Total revenue generated by the trading segment increased by 38.5% from RMB182,510.0 million for the year ended December 31, 2020 to RMB252,704.9 million for the year ended December 31, 2021, primarily due to an increase by 20% and 35% in the average selling prices for alumina and primary aluminum, respectively, an increase by 43% in the average external selling prices for copper and an increase by 49% in the volume of external sales of copper in 2021 as compared to that in 2020.

Revenue from external sales of the trading segment increased by 42.8% from RMB136,248.7 million for the year ended December 31, 2020 to RMB194,542.3 million for the year ended December 31, 2021, primarily due to an increase by 35% and 6% in the average external selling prices and the volume of external sales of primary aluminum, respectively and an increase by 43% and 49% in the average external selling prices and the volume of external sales of copper, respectively, in 2021 as compared to that in 2020.

Revenue from internal sales of the trading segment increased by 25.7% from RMB46,261.3 million for the year ended December 31, 2020 to RMB58,162.6 million for the year ended December 31, 2021, primarily due to an increase by 19% in the internal selling price for our alumina, and an increase by 79% in the revenue of internal sales of raw materials and fuel in 2021 as compared to that in 2020.

Cost and expenses. The total cost and expenses for our trading segment increased by 38.3% from RMB181,739.9 million for the year ended December 31, 2020 to RMB251,368.6 million for the year ended December 31, 2021, primarily due to an increase by 20% and 35% in the average procurement cost of alumina and primary aluminum, respectively, and increased procurement cost corresponding to an increase by 43% and 49% in the average external selling prices and the volume of external sales of copper, respectively, in 2021 as compared to that in 2020.

Segment results. Our segment profit increased significantly from RMB770.1 million for the year ended December 31, 2020 to RMB1,336.3 million for the year ended December 31, 2021. This was mainly due to the year-on-year increase in the gross profit of our alumina and primary aluminum products.

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

Cost and expenses. The total cost and expenses for our energy segment increased by 12.2% from RMB7,261.4 million for the year ended December 31, 2020 to RMB8,150.0 million for the year ended December 31, 2021, primarily due to an increase in the procurement costs for certain thermal power companies resulting from increased price of coal.

Segment results. Our segment loss increased significantly from RMB77.2 million for the year ended December 31, 2020 to RMB234.8 million for the year ended December 31, 2021, primarily attributable to the losses of our non-controlling thermal power companies.

Corporate and Other Operating Segment

Revenues. Revenue from the corporate and other operating segment increased by 29.0% from RMB1,126.7 million for the year ended December 31, 2020 to RMB1,453.2 million for the year ended December 31, 2021, primarily due to the expanded business of Zhengzhou Institute in this segment.

Segment results. We recorded a segment loss of RMB1,981.4 million for the year ended December 31, 2021, representing a decrease of 9.6% from a segment loss of RMB2,191.9 million for the year ended December 31, 2020. This was mainly attributable to the loss of RMB307.1 million resulting from hedging business in 2021 compared to that in 2020.

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

As of December 31, 2022, our current assets amounted to RMB54,536.0million, remaining relatively stable compared to RMB54,109.7 million as of December 31, 2021, primarily due to the impact of the appropriate increase in reserves of the Company at the end of the year based on market prices for raw fuel materials and key products. As of December 31, 2022, our restricted cash and cash and cash equivalents balance amounted to RMB19,259.9 million, representing a decrease of 8.7% from RMB21,084.6 million as of December 31, 2021. As of December 31, 2022, our trade and notes receivable amounted to RMB5,874.0 million, representing a decrease of 17.3% from RMB7,106.7million as of December 31, 2021.

As of December 31, 2022, our current liabilities amounted to RMB62,366.8 million, remaining relatively stable compared to RMB61,915.6 million as of December 31, 2021. This is mainly due to the impact of reclassification of more of the Company’s debts due within one year to current liabilities during the year.

As of December 31, 2022, our net current liabilities amounted to RMB7,830.9 million, remaining relatively stable compared to RMB7,805.9 million as of December 31, 2021. As of December 31, 2022, our current ratio (current assets/current liabilities) was 0.87, remaining stable compared to 0.87 as of December 31, 2021. Our quick ratio ((current assets – inventories – prepayments)/current liabilities) was 0.44 as of December 31, 2022, compared with 0.51 as of December 31, 2021.

We have considered our available sources of funds as follows:

●	Our expected net cash inflows from operating activities in 2023;
●	As of December 31, 2022, we had total banking facilities of approximately RMB123,028 million, of which RMB23,839 million had been utilized and unutilized banking facilities amounted to RMB99,189 million as of December 31, 2022, among which, banking facilities of approximately RMB49,380 million will remain unexpired over the 12 months from December 31, 2022. We believe that all banking facilities can be renewed upon their expiration based on our past experience with banks and our good credit standing;
●	Bond facilities registered with National Association of Financial Market Institutional Investors but not utilized; and
●	Other available sources of financing from banks and other financial institutions based on our good credit history.

We believe that we have adequate resources to continue in operational existence for the foreseeable future not less than 12 months from December 31, 2022. The Board therefore continues to adopt the going concern basis in preparing our financial statements included in this annual report.

Cash Flows and Working Capital

The following table sets forth a condensed summary of our statement of cash flows for the periods indicated:

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in millions)
Net cash flows generated from operating activities	19,418.5	35,156.2	27,745.2	4,022.7
Net cash flows used in investing activities	(3,307.8)	(1,672.3)	(3,418.3)	(495.6)
Net cash flows used in financing activities	(18,229.8)	(23,413.4)	(27,037.7)	(3,920.1)
Net increase/(decrease) in cash and cash equivalents	(2,119.1)	10,070.5	(2,710.8)	(393.0)

Net Cash Flows Generated from Operating Activities

For the year ended December 31, 2022, we had net cash generated from operating activities of RMB27,745.2 million, which was primarily attributable to our profit before income tax of RMB13,209.0 million, adjusted for non-cash and non-operating items of RMB18,990.8 million, outflows of RMB1,642.0 million for changes in working capital and outflows of income tax of RMB2,812.6 million. The positive adjustment for non-cash and non-operating items primarily consisted of depreciation of property, plant and equipment of 8,943.6 million, finance cost of RMB3,785.3 million and impairment losses on property, plant and equipment of RMB3,795.4 million. The outflows from changes in working capital consisted primarily of (i) an increase in inventories of 4,008.6 million, (ii) an increase in trade and notes receivables of RMB1,328.7 million and (iii) an increase in restricted cash of 1,042.3 million, and partially offset by an increase in trade and notes payables of RMB4,713.1 million.

For the year ended December 31, 2021, we had net cash generated from operating activities of RMB35,156.2 million, which was primarily attributable to our profit before income tax of RMB14,186.4 million, adjusted for non-cash and non-operating items of RMB23,292.9 million, inflows of RMB441.8 million for changes in working capital and outflows of income tax of RMB2,764.9 million. The positive adjustment for non-cash and non-operating items primarily consisted of depreciation of property, plant and equipment of RMB9,158.0 million, finance cost of RMB4,436.0 million and impairment losses on property, plant and equipment of RMB4,064.7 million. The inflows from changes in working capital primarily consisted of (i) an increase in other payables and accrued liabilities of RMB1,712.7 million and (ii) a decrease in inventories of RMB1,324.1 million, and partially offset by a decrease in other payables of RMB2,189.7 million.

For the year ended December 31, 2020, we had net cash generated from operating activities of RMB19,418.5 million, which was primarily attributable to our profit before income tax of RMB2,886.0 million, adjusted for non-cash and non-operating items of RMB17,882.8 million, outflows of RMB493.8 million for changes in working capital and outflows of income tax of RMB856.5 million. The positive adjustment for non-cash and non-operating items primarily consisted of depreciation of property, plant and equipment of RMB8,653.8 million, finance cost of RMB5,068.3 million and impairment loss of inventory of RMB1,411.9 million. The outflows from changes in working capital primarily consisted of (i) an increase in inventories of RMB1,912.7 million and (ii) an increase in trade and notes receivables of RMB4,366.3 million, and partially offset by an increase in trade and notes payables of RMB3,521.8 million.

Net Cash Flows Used in Investing Activities

We recorded net cash flows used in investing activities of RMB3,418.3 million for the year ended December 31, 2022 while we recorded net cash flows used in investing activities of RMB1,672.3 million for the year ended December 31, 2021, primarily due to the impact of the year-on-year increase in capital expenditures during the year.

We recorded net cash flows used in investing activities of RMB3,307.8 million for the year ended December 31, 2020. The decrease in net cash flows used in investing activities in 2021 compared with 2020 were primarily due to the decrease in purchases of property, plant and equipment during 2021.

Net Cash Flows Used in Financing Activities

The net cash flows used in financing activities increased by 15.5% from RMB23,413.4 million for the year ended December 31, 2021 to RMB27,037.7 million for the year ended December 31, 2022, primarily due to the impact of the consideration paid by the Company for the implementation of the business combination under common control of Yunnan Aluminum and Pingguo Aluminum during the year. Our net cash used in financing activities for the year ended December 31, 2022, consisted primarily of repayments of short-term and long-term bank and other loans of RMB30,462.4 million, repayments of short-term bonds and medium-term notes of RMB11,543.2 million and repayments of senior perpetual securities of RMB2,498.4 million, partially offset by drawdown of short-term and long-term banks and other loans of RMB23,110.7 million and proceeds from issuance of short-term bonds and medium-term notes (net of issuance costs) of RMB8,500.0 million.

The net cash flows used in financing activities increased by 28.4% from RMB18,229.8 million for the year ended December 31, 2020 to RMB23,413.4 million for the year ended December 31, 2021, primarily due to the increase in our net debt repayment in 2021. Our net cash used in financing activities for the year ended December 31, 2021, consisted primarily of repayments of short-term and long-term bank and other loans of RMB53,661.1 million, repayments of short-term bonds and medium-term notes of RMB21,537.4 million and repayments of senior perpetual securities of RMB5,386.3 million, partially offset by drawdown of short-term and long-term banks and other loans of RMB35,427.5 million and proceeds from issuance of short-term bonds and medium-term notes (net of issuance costs) of RMB24,845.1 million.

Loans and Borrowings

During the past years, we engaged in debt financing to fund our operations and business expansion. As of December 31, 2021 and 2022, our debt to asset ratio (total debts/total assets as defined in Note 39.3 to our audited consolidated financial statements) was approximately 60.1% and 58.7%, respectively.

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in millions)
Short-term loans and borrowings
Short-term bank and other loans	11,937.2	6,461.1	936.8
Short-term bonds, unsecured	5,440.4	2,623.3	380.3
Current portion of lease liabilities	974.9	890.0	129.0
Current portion of medium-term notes	2,999.6	4,398.6	637.7
Current portion of long-term bank and other loans	6,313.2	13,486.3	1,955.3
Sub-total	27,665.3	27,859.3	4,039.1
Long-term loans and borrowings
Lease liabilities	11,493.5	10,099.5	1,464.3
Long-term bank and other loans	49,246.7	47,549.6	6,894.0
Medium-term notes and bonds	19,222.6	19,722.6	2,859.5
Less:
Current portion of lease liabilities	(974.9)	(890.0)	(129.0)
Current portion of medium-term notes and bonds	(2,999.6)	(4,398.6)	(637.7)
Current portion of long-term bank and other loans	(6,313.2)	(13,486.3)	(1,955.3)
Sub-total	69,675.1	58,596.8	8,495.8
Total borrowings	97,340.4	86,456.1	12,534.9
Less: Bank balances and cash	21,084.6	19,259.9	2,792.4
Net	76,255.8	67,196.2	9,742.5

Bank and Other Loans

The weighted average annual interest rate of short-term bank and other loans for the year end December 31, 2022 was 2.76%. Our short-term bank and other loans will mature within one year.

The weighted average annual interest rate of long-term bank and other loans for the years ended December 31, 2022 was 4.10%. The following table sets forth the aggregate maturities of our outstanding long-term bank and other loans as of December 31, 2022. The following table sets forth the amounts of the contractual undiscounted cash flows:

	As of December 31, 2022
	RMB	US$

	(in millions)
Within 1 year	13,486,345	1,955,336
Between 1 and 2 years	6,604,880	957,618
Between 2 and 5 years	20,579,821	2,983,794
Over 5 years	6,878,511	997,290
Total	47,549,557	6,894,038

As of December 31, 2022, we had secured long-term and short-term loans of RMB7,542.5 million, guaranteed long-term loans of RMB2,008.3 million, and unsecured long-term and short-term loans of RMB44,459.8 million. Among these secured loans, long-term loans and borrowings amounting to RMB7,792 million (current portion of RMB1,402 million and non-current portion of RMB6,390 million) were secured by the contractual right to charge users for electricity generated in the future. In addition, we also pledged various assets primarily including property, plant and equipment to secure our loans.

As of December 31, 2022, we had foreign currency denominated loans with a principal amount of RMB8 million in Japanese Yen and RMB737 million in U.S. dollars.

Notes and Bonds

As of December 31, 2022, we had no outstanding long-term bonds.

The following table sets forth the face value, maturity, effective interest rate and outstanding amount of our outstanding medium-term notes and bonds as of December 31, 2022:

		Effective	December 31,
	Face value/maturity	interest rate	2022

	(RMB in thousands, except for the face values of Hong Kong meidum-term bonds)
2018 Medium-term bonds	RMB900,000/2023	5.06%	899,865
2018 Medium-term bonds	RMB1,600,000/2023	4.57%	1,598,947
2019 Medium-term notes	RMB2,000,000/2024	4.31%	1,993,080
2019 Medium-term bonds	RMB2,000,000/2029	4.57%	1,997,623
2020 Medium-term bonds	RMB1,000,000/2023	3.07%	999,962
2020 Medium-term notes	RMB900,000/2023	3.04%	899,787
2020 Medium-term bonds	RMB500,000/2025	3.31%	499,900
2021 Medium-term notes	RMB1,000,000/2024	3.21%	997,969
2022 Medium-term notes	RMB2,000,000/2025	3.08%	1,996,665
2022 Medium-term notes	RMB400,000/2025	2.73%	399,557
2022 Medium-term notes	RMB500,000/2024	2.50%	499,621
2021 Hong Kong Medium-term bonds	USD500,000/2024	1.74%	3,472,428
2021 Hong Kong Medium-term bonds	USD500,000/2026	2.24%	3,467,237
Total			19,722,641

The following table sets forth face value, maturity, effective interest rate and outstanding amount of our outstanding short-term bonds as of December 31, 2022:

		Effective	December 31,
	Face value /maturity	interest rate	2022

	(RMB in thousands)
Short-term bonds	RMB600,000/2022	2.05%	608,105
Short-term bonds	RMB1,000,000/2022	1.93%	1,009,288
Short-term bonds	RMB1,000,000/2022	1.59%	1,005,918
Total			2,623,311

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

Capital Expenditures and Capital Commitments

The following table sets forth our capital expenditures for the years ended 2020, 2021 and 2022, and the capital expenditures of each segment as a percentage of our total capital expenditures for the periods indicated:

	Year Ended December 31
	2020		2021		2022
	RMB	%	RMB	%	RMB	%

	(in millions, except percentage)
Alumina	2,653.4	26.8	2,939.8	46.0	2,496.7	52.5
Primary aluminum	5,937.2	59.9	2,084.2	32.6	943.9	19.9
Trading	329.4	3.3	17.6	0.3	1.6	(<0.1)
Energy	881.8	8.9	948.8	14.9	926.6	19.5
Corporate and others	113.4	1.1	392.7	6.2	382.9	8.1
Total	9,915.2	100.0	6,383.1	100.0	4,751.7	100.0

In 2022, we spent approximately RMB4,751.6 million of our capital expenditures (excluding equity interest investments) primarily in investments in construction, energy saving and consumption reduction, environmental governance, resources acquisition and technological research and development. Our total capital expenditures increased slightly from 2021 to 2022.

We expect our estimated capital expenditures in 2023 to be a total of approximately RMB11.8 billion, primarily for technology upgrading of infrastructure and research and development of technology.

As of December 31, 2022, our Group’s contractual but not provided capital commitment to fixed assets investment amounted to RMB2,181.8 million.

As of December 31, 2022, our commitments to make capital contribution to our associates and joint ventures and investments measured at fair value amounted to RMB1460.8 million, comprised of the capital contributions of RMB1,019.0 million to China Aluminum Suihe Nonferrous Metals Green Low-carbon Innovation and Development Fund (Beijing) Partnership (Limited Partnership), RMB400.0 million to Chinalco Overseas Development Co., Ltd., RMB8.0 million to Loudi Zhongyu New Materials Co., Ltd., RMB27.8 million to Shanxi Qinlv Taiyue New Materials Co., Ltd. and RMB6.0 million to Chinalco Tendering Company Limited, respectively.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, lease liabilities, loans and interest payables, financial liabilities at fair value through profit or loss, financial liabilities included in other payables, accrued liabilities, accrued interest, financial liabilities included in other non-current liabilities and trade and notes payables.

Our lease liabilities primarily relate to consideration for certain properties leased by us from Chinalco for the period commencing January 1, 2023.

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

The following table summarizes our contractual obligations and commercial commitments for the periods indicated as of December 31, 2022:

	Payment due by period
	Total	Within 1 year	1 to 2 years	2 to 5 years	Thereafter

	(RMB in millions)
Lease liabilities, including current portion	19,999.3	1,651.9	1,314.6	3,092.9	13,939.9
Long-term bank and other loans, including current portion	47,549.5	13,486.3	6,604.9	20,579.8	6,878.5
Medium-term notes and bonds, including current portion	19,223.6	4,400.0	6,712.8	6,110.8	2,000.0
Short-term bonds	2,600.0	2,600.0	—	—	—
Short-term bank and other loans	6,461.1	6,461.1	—	—	—
Interest payables for loans and borrowings	6,290.4	2,285.4	1,490.2	1,468.1	1,046.7
Financial liabilities at fair value through profit or loss	8.8	8.8	—	—	—
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	6,786.9	6,786.9	—	—	—
Financial liabilities included in other non-current liabilities	1,244.2	203.4	50.2	150.6	840.0
Trade and notes payables	22,536.3	22,536.3	—	—	—
Subtotal	132,700.1	60,420.1	16,172.7	31,402.2	24,705.1
Capital commitments on property, plant and equipment	2,181.8	N/A	N/A	N/A	N/A
Commitments for capital contribution	1,460.8	N/A	N/A	N/A	N/A
Total	136,342.7

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

C.Research and Development

For the years ended December 31, 2020, 2021 and 2022, we have had a department responsible for organizing and coordinating the research and development efforts of the Company, and the Zhengzhou Institute, the only professional research institute in China dedicated to the research and development of aluminum smelting technologies, has been responsible for taking the lead in the research and development of important and key technologies for our operations and providing technology services for our plants. The technology centers at our plants focus on providing solutions for specific issues of each plant and applying our developed technologies. Each of the plants also has opportunities to participate in operational testing and pilot industrialization relating to research and development of important and key technologies. We also collaborate with universities and other research institutions in China on some of our complicated projects.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022, that are reasonably likely to have a material effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board, which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas in our financial reporting involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4 to our consolidated financial statements. We have established procedures and processes to facilitate the making of such judgments in the preparation of our consolidated financial statements. Management has used the best information available but actual performance may differ from our management’s estimates and future changes in key variables could change future reported amounts in our consolidated financial statements.

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

Except for the coal mining structures which depreciation is calculated using the unit-of-production method, depreciation of property, plant and equipment is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

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

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

Goodwill

Goodwill is measured as described in Note 3.3 to our consolidated financial statements. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

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

(iii)Amortization

Mining rights other than coal mining rights are amortized on a straight-line basis over a shorter period of the mining right valid period and expected mining life. Estimated mineable periods of majority of the mining rights range from 3 to 30 years.

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

Share-based payment

The Group operates a share incentive plan, under which the Company issued restricted shares to certain employees of the Group as the consideration for the services received from such employees. The fair value of the services received in exchange for the grant of the restricted shares is recognized as an expense on the consolidated statement of profit or loss with a corresponding increase in equity. In terms of the restricted shares awarded to employees, the total amount to be expensed is determined by reference to the fair value of equity instruments granted. In addition, the Company has an obligation to re-purchase the restricted shares forfeited due to unsatisfaction of service condition or performance condition. Accordingly, treasury shares and corresponding liability for the consideration of re-purchase of the restricted shares are recognized at the issue date of the shares.

Service and non-marketing performance conditions are included in calculation of the number of restricted shares that are expected to vest. The total amount expensed is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

At the end of each reporting period, the Group revises its estimates of the number of restricted shares that are expected to vest based on the non-marketing performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity.

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

(a)Sale of industrial products

Revenue from the sale of industrial products (including sales of scrap and other materials) is recognized at the point in time when control of the asset is transferred to the customer, generally on acceptance of the industrial products. Revenue from electricity is recognized upon transmission of electricity based on the confirmation from the power grid.

(b)Rendering of services

We provide transportation and other service and the revenue from services is recognized over time, using an input method to measure progress towards complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided by the Group.

New IFRS Pronouncements

For a detailed discussion of new accounting pronouncements, please see Notes 3.1.4 and 3.1.5 to our audited consolidated financial statements.

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

Directors

The eighth session of our Board currently consists of nine directors, including four executive directors, two non-executive directors and three independent non-executive directors. In accordance with our Articles of Association, our affairs are managed by our Board. The business address of each of our directors is No. 62 North Xizhimen Street, Hai Dian District, Beijing, People’s Republic of China, 100082.

We were listed on the NYSE until September 1, 2022. We follow our home country practice in relation to the composition of our Board in reliance on the exemption provided under Section 303A.00 of the NYSE Corporate Governance Rules available to foreign private issuers. Our home country practice does not require a majority of directors of a listed company to be independent directors. As such, majority of our directors are not independent within the meaning of NYSE Corporate Governance Rules.

The table and discussion below set forth information concerning our directors who served on our Board during the year ended December 31, 2022, and up to date of this annual report.

Name	Age	Positions with the Company
Executive Directors(1)
Liu Jianping(2)	55	Executive Director and Chairman of the Board
Zhu Runzhou(3)	58	Executive Director and President
Ou Xiaowu(3)	58	Executive Director and Secretary of the Discipline Inspection Committee
Jiang Tao(4)	48	Executive Director and Vice President
Non-executive Directors(5)
Zhang Jilong(6)	59	Non-executive Director
Chen Pengjun(6)	52	Non-executive Director
Wang Jun(7)	57	Non-executive Director (expired)
Independent Non-executive Directors(8)
Qiu Guanzhou(9)	74	Independent Non-executive Director
Yu Jinsong(9)	69	Independent Non-executive Director
Chan Yuen Sau Kelly(9)	52	Independent Non-executive Director
(1)	As of the date of this annual report, we had four executive directors.
(2)

On June 21, 2022, Mr. Liu Jianping was elected as executive director of the eighth session of the Board at the 2021 annual general meeting of the Company. On the same day, Mr. Liu Jianping was elected as the chairman of the eighth session of the Board.

(3)	On June 21, 2022, Mr. Zhu Runzhou and Mr. Ou Xiaowu were elected as executive directors of the eighth session of the Board at the 2021 annual general meeting of the Company.
(4)	On June 21, 2022, Mr. Jiang Tao was elected as executive director of the eighth session of the Board at the 2021 annual general meeting of the Company.
(5)	As of the date of this annual report, we had two non-executive directors.
(6)	On June 21, 2022, Mr. Zhang Jilong and Mr. Chen Pengjun were elected as non-executive directors of the eighth session of the Board at the 2021 annual general meeting of the Company.
(7)

Mr. Wang Jun reached the maximum term for consecutive appointment and no longer served as the non-executive directors upon election of new non-executive directors at the 2021 annual general meeting of the Company.

(8)	As of the date of this annual report, we had three independent non-executive directors.
(9)

On June 21, 2022, Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly were elected as independent non-executive directors of the eighth session of the Board at the 2021 annual general meeting of the Company.

Executive Director

Liu Jianping, aged 55, is the chairman and an executive Director of the Company. Mr. Liu also serves as the director and deputy secretary of the Communist Party Committee of Aluminum Corporation of China. Mr. Liu graduated from Renmin University of China with a master’s degree in economics majoring in commodity. Mr. Liu has extensive experience in human resource and corporate management, etc. He successively worked in the department of restructuring, laws and regulations of National Food and Strategic Reserve Administration, the department of personnel of National Food and Strategic Reserve Administration, the department of personnel, the organization department of the CPC Central Committee and the First Bureau of Management of Enterprise Leaders of the State-owned Assets Supervision and Administration Commission of China Grain Reserve Group Ltd. Company. He successively served as the deputy head and head of the department of personnel (bureau of retired veteran cadres) of Aluminum Corporation of China, the head of the human resources department (veteran cadre work department) of the Aluminum Corporation of China, the general manager of the human resource department of the Company, the assistant to the general manager of Aluminum Corporation of China, a member of the Communist Party Committee, deputy general manager and general manager of copper business department of Aluminum Corporation of China, the chairman and president of China Copper Co., Ltd., the chairman of Yunnan Copper (Group) Co., Ltd, and the deputy general manager, a member of the Communist Party Committee and the safety director of Chinalco.

Zhu Runzhou, aged 58, is an executive Director and president of the Company. Mr. Zhu graduated from Wuhan University, majoring in software engineering, with a doctor’s degree in management. He is a professor-level senior engineer. Mr. Zhu has extensive experience in power generation, electrolytic aluminum, operation and management, and has successively served as the head of the inspection department, the deputy chief engineer and the chairman of the labour union of Gansu Jingyuan Power Plant. He has served as the deputy general manager of Jingyuan First Power Co., Ltd., the chairman of Baiyin Huadian Water Supply Co., Ltd., head of Guodian Guizhou Kaili Power Plant, director of the preparatory office of the technical transformation program of Guodian in Duyun City, deputy general manager of Guodian Guizhou Branch, deputy general manager of Guodian Yunnan Branch and general manager of Guodian Power Xuanwei Power Generation Co., Ltd., general manager of Guodian Guangxi Branch, deputy general manager of the energy management department of the Company and deputy general manager (department manager level) of Chalco Energy, a director, general manager and chairman of Ningxia Energy, the general manager of Chalco Xinjiang Aluminum Power Co., Ltd., an executive Director, vice president and safety director of the Company, and a director and vice president of Chinalco High-end Manufacturing Co., Ltd. (“Chinalco High-end Manufacturing”).

Ou Xiaowu, aged 58, serves as executive Director and secretary of the Discipline Inspection Committee of the Company. Mr. Ou graduated from Xiamen University with a bachelor’s degree in economics majoring in planning and statistics and is a senior auditor. Mr. Ou has extensive experience in auditing and financial management. He successively served as the deputy head and head of 2nd division and head of 1st division of the audit department in China Nonferrous Metals Industry Corporation, the deputy head of the finance department and audit department of China Copper Lead Zinc Group Corporation, the deputy general manager of Guizhou Branch of Aluminum Corporation of China Limited, the deputy head and head of the finance department (audit department) and chief financial officer of copper business department of Aluminum Corporation of China, a director and chief financial officer of China Copper Co., Ltd., the general manager of the finance department and audit department of the Company, and a deputy chief auditor and general manager of the audit department of Chinalco. Mr. Ou also served as a supervisor of China Copper Co., Ltd., Chinalco High-end Manufacturing, Chalco Energy, China Aluminum International Engineering Corporation Limited and the Company. Currently, Mr. Ou serves as the chairman of the supervisory committee of Qinghai Yellow River Hydropower Renewable Aluminum Co., Ltd.

Jiang Tao, aged 48, is the executive director and the vice president of the Company. Mr. Jiang graduated from Northeastern University with a doctor’s degree in engineering majoring in nonferrous metals metallurgy, and is an excellent senior engineer. Mr. Jiang has extensive experience in corporate management and production skills. He successively served as the deputy manager of the department of production and operation, deputy head of Second Alumina Plant, deputy head and head of Alumina Plant, assistant to the general manager and head of Second Alumina Plant of Chalco Shandong Co., Ltd., the standing member of the Party Committee of Shandong Aluminum Co., Ltd. and deputy general manager of Chalco Shandong, the deputy secretary of the Party Committee of Shandong Aluminum Co., Ltd. and director and the general manager of Chalco Shandong, the secretary of the Party Committee and executive director of Chalco Zhongzhou Aluminum Co., Ltd., and the executive director of Henan Zhongzhou Aluminum Plant Co., Ltd.

Non-Executive Directors

Zhang Jilong, aged 59, is a non-executive Director of the Company. Mr. Zhang graduated from Central South University with a doctor’s degree in engineering majoring in mining engineering, and is an excellent senior engineer. Mr. Zhang has extensive experience in scientific and technological research and development, and corporate management, etc. He successively served as the deputy head of breakthrough and development division of the science and technology development of China Nonferrous Metals Industry Corporation, the deputy head and head of science and technology division of department of planning and development of the State Bureau of Nonferrous Metal Industry, the head of science and technology division of the department of production skills of Aluminum Corporation of China, the deputy general manager of science and technology research and product development center and the manager of comprehensive department of the Company, the deputy head and head of science and technology department of Aluminum Corporation of China and the deputy manager of science and technology research center and product development center of the Company, the head of the department of science and technology management of Aluminum Corporation of China and the deputy dean of Chinalco Research Institute of Science and Technology, the general manager of science and technology management division of the Company, the general manager, secretary of the Party Committee and chairman of Xinan Aluminum (Group) Co., Ltd., the general manager of aluminum processing department of Aluminum Corporation of China, the director of Chinalco Ruimin Co., Ltd. and the general manager of aluminum processing division of Chinalco.

Chen Pengjun, aged 52, serves as a non-executive Director of the Company. Mr. Chen currently serves as the secretary of the Party Committee and chairman of the board of directors of Huarong Ruitong Equity Investment Management Co., Ltd. and the general manager of the equity business department of China Huarong Asset Management Co., Ltd. (“China Huarong”). Mr. Chen holds a Master of Business Administration (MBA) from Tsinghua University and is a senior economist with extensive experience in equity management and investment financing. Mr. Chen successively served as senior deputy manager of the debt management department and senior deputy manager of the first asset management department of China Huarong, senior manager of the first marketing department of China Huarong Beijing Branch, senior manager of the first restructuring office of China Huarong, member of the Party Committee and assistant general manager of China Huarong Xinjiang Branch, deputy general manager of business development department and deputy general manager of international business department of China Huarong, deputy secretary of the Party Committee and general manager of Huarong International Trust Co., Ltd., deputy secretary of the Party Committee and general manager of China Huarong Financial Leasing Co., Ltd., director of the listing office, general manager of the international business department and general manager of the general management department of China Huarong, and deputy secretary of the Party Committee and general manager of Huarong Securities Co., Ltd.

Independent Non-Executive Directors

Qiu Guanzhou, aged 74, is an independent non-executive Director of the Company. Mr. Qiu is an academician of Chinese Academy of Engineering, currently serving as a professor and tutor of doctoral students in Central South University. Mr. Qiu graduated from Central South University of Technology majoring in mineral processing engineering with a doctoral degree and is a famous mineral engineer. Mr. Qiu previously served as the vice-principal of Central South University of Technology (Central South University). Mr. Qiu has dedicated himself to the research of processing and utilizing low-grade, complex and refractory metallic mineral resources in China for a long time, and has obtained significant achievements in flotation separation of fine and sulphide minerals and direct reduction of iron ore, especially the outstanding contributions made in the aspect of biohydrometallurgy in low-grade sulphide ore. He was awarded as a national science and technology expert with outstanding contributions. Mr. Qiu has published many science papers and treatises, and obtained several national technological inventions and scientific and technological advancement awards. He served as the academic leader of the innovative research group under National Natural Science Foundation of China in 2003. In 2004 and 2009, he consecutively served as the chief scientist for biometallurgy project of the National 973 Project twice. He was the president of the 19th International Biohydrometallurgy Symposium in 2011 and was elected as the vice president of International Biohydrometallurgy Society. Currently, Mr. Qiu also serves as the independent director of LB Group Co., Ltd., the independent director of Guangdong Hongda Holding Group Co., Ltd., and the executive director and manager of Hunan Bio Lab Technology Co., Ltd.

Yu Jinsong, aged 69, is an independent non-executive Director of the Company. Mr. Yu is a doctor of law, a professor and tutor of doctoral students of Renmin University of China, and the head of the Institute of International Law (academic part-time job). Mr. Yu focuses on research in international economic law, particularly international investment law and transnational corporation law. He has published dozens of academic papers in multiple major academic journals and several academic works, and obtained multiple national and provincial awards for achievements in teaching and research. Mr. Yu had successively served as an arbitrator of China International Economic and Trade Arbitration Commission, a mediator and arbitrator (2004-2016) of the International Centre for Settlement of Investment Disputes of the World Bank, a vice chairman of the Chinese Society of International Law, a counselor of the International Law Advisory Committee of Ministry of Foreign Affairs.

Chan Yuen Sau Kelly, aged 52, is a Justice of the Peace and an independent non-executive Director of the Company. Ms. Chan is a fellow of the Association of Chartered Certified Accountants (ACCA), the Hong Kong Institute of Certified Public Accountants (HKICPA), and the Hong Kong Institute of Directors (HKIoD). She is also a Bachelor of Accounting (Honours) of City University of Hong Kong. Ms. Chan has nearly three decades of working experience in finance and accounting and practical experience in fields such as corporate governance, risk management, business process reorganization, auditing, etc. Ms. Chan has successively served as a manager of auditing and management consultancy of Deloitte & Touche, the financial and administrative head in Hong Kong and Macau of Heineken, and the chief financial officer of Moet Hennessy Diageo. Ms. Chan currently serves as the managing director of Peony Consulting Services Company, the Program Director of Asia Chief Financial Officer Council of The Conference Board, the past president of the Association of Women Accountants (Hong Kong) and Association of Chartered Certified Accountants (ACCA Hong Kong), the chairperson of TR at CUHK Ltd. and Employees’ Compensation Insurance Levies Management Board, a member of the Air Transport Licensing Authority, a member of the board of The Chinese University of Hong Kong, a member of the council of Hong Kong Repertory Theatre and the board of Rehabaid Society. Currently, Ms. Chan also serves as an independent non-executive director of Morimatsu International Holdings Company Limited.

Supervisors

Our supervisors are elected to represent our employees and shareholders and serve a term of three years or until the election of their respective successors, whichever is earlier. Our supervisors currently comprise Mr. Ye Guohua, Ms. Shan Shulan and Ms. Lin Ni.

The table and discussion below set forth certain information concerning our supervisors who served on our supervisory committee during the year ended December 31, 2022, and up to the date of this annual report.

Name(1)	Age	Positions with the Company
Ye Guohua(2)	54	Chairman of Supervisory Committee
Shan Shulan(2)	51	Supervisor
Lin Ni(2)	49	Supervisor
Yue Xuguang(3)	59	Supervisor
Xu Shuxiang(3)	45	Supervisor
(1)	As of the date of this annual report, we had five supervisors.
(2)	On June 21, 2022, Mr. Ye Guohua, Ms. Shan Shulan and Ms. Lin Ni were elected as shareholder representative supervisors of the Company at the 2021 annual general meeting of the Company.
(3)	On June 21, 2022, Mr. Yue Xuguang and Ms. Xu Shuxiang were elected as employee representative supervisors of the Company of the eighth session of the Supervisory Committee of the Company.

Ye Guohua, aged 54, is the chairman of the Supervisory Committee of the Company and served as the chief accountant and a member of the Communist Party Committee of Chinalco. Mr. Ye graduated from Shanghai University of Finance and Economics, majoring in accounting, with a bachelor degree in economics and is a senior accountant. Mr. Ye has extensive experience in financial management and accounting. He has successively served as the director of accounting department of the refinery of Shanghai Gaoqiao Petrochemical Company, the deputy chief accountant and head of accounting department of Sinopec Shanghai Gaoqiao Branch, the chief financial officer, executive director, a member of the Party Committee, deputy general manager of Sinopec Shanghai Petrochemical Company Limited, the director of accounting department of China Petroleum & Chemical Group Corporation, the chairman of Century Bright International Investment Company, the chairman of Sinopec Insurance Limited, the vice chairman of Taiping & Sinopec Financial Leasing Co., Ltd., a director of Sinopec Finance Co., Ltd., and a director of Sinopec Oilfield Service Corporation. Mr. Ye currently is also the chairman of Chinalco Innovative Development Investment Company Limited.

Shan Shulan, aged 51, is a Supervisor of the Company and serves as the general manager of the Finance Property Department of Chinalco. Ms. Shan graduated from Beijing Institute of Light Industry, majoring in industrial corporate management, with a bachelor degree in engineering. She is a certified public accountant and statistician. Ms. Shan has extensive experience in accounting, finance management and other fields. She has successively served as an economic analyst at the economic research office of Beijing Glass Instruments Plant, the financial manager of Beijing CEMFIL Glass Fiber Co. Ltd. under Saint-Gobain in China, the financial manager for Beijing region of Carrefour (China) Co., Ltd., the financial manager for China region of Baker Hughes Centrilift, the financial manager for China region of Microsoft Research Asia (China), the business director and deputy head of budget division and the head of budget assessment division of the finance department of Aluminum Corporation of China, the deputy general manager of the financial department of Chinalco and the deputy general manager of the Finance Property Department of Chinalco (responsible for daily operation). Ms. Shan also currently serves as the director of Chinalco Capital Holdings Co., Ltd., the director of Chinalco Finance Co., Ltd. and the supervisor of Chinalco Research Institute of Science and Technology Co., Ltd.

Lin Ni, aged 49, is a Supervisor of the Company and also serves as the general manager of the audit department of Chinalco. Ms. Lin graduated from Shandong Economics University with a bachelor degree in economics majoring in international accounting. She is a senior auditor. Ms. Lin has extensive experience in the fields of auditing and accounting. She has successively served as the head of the 2nd division and the 1st division of the audit department of Aluminum Corporation of China, the deputy head of the audit department of Aluminum Corporation of China, the deputy head of the audit department of Chinalco, and the deputy general manager of the audit department of Chinalco. Ms. Lin currently also serves as the supervisor of China Aluminum International Engineering Corporation Limited, Chinalco Materials Application Research Institute Co., Ltd. and Chinalco Asset Operation and Management Co., Ltd.

Yue Xuguang, aged 59, is a Supervisor of the Company. Mr. Yue graduated from Kunming Institute of Technology with a bachelor degree in engineering majoring in mineral census and exploration. He is a senior economist. He has rich experience in human resources management. Mr. Yue has successively served as the deputy head of the coordination division of the labour insurance bureau and the head of the labour management division of the personnel and education department of China Nonferrous Metals Industry Corporation, the deputy head of the general division of the personnel office of State Bureau of Nonferrous Metal Industry (enjoying the head-level treatment), the deputy head of the personnel department of China Aluminum Corporation, the head of the labour division of the personnel department of Aluminum Corporation of China, the manager of the remuneration management division of the human resources department of the Company, the head of the general division of the general office of Aluminum Corporation of China, the manager of the general division of the capital operating department of the Company, the deputy general manager and general manager of the human resources department of the Company, the deputy head (departmental head level) of the human resources department (veteran cadre work department) of the Aluminum Corporation of China, the secretary of the party committee and deputy general manager of Chinalco Asset Operation and Management Co., Ltd and the general manager of the human resources department of the Company.

Xu Shuxiang, aged 45, is a Supervisor of the Company and a senior business manager of the operation optimization division of the production quality department of the Company. Ms. Xu graduated from Northeastern University with a master’s degree in engineering majoring in non-ferrous metallurgy and has extensive experience in metal smelting, energy conservation management, safety and environmental protection management, etc. Ms. Xu has successively served as the business head of the assets operation department of Aluminum Corporation of China, the business head of the general division of the enterprise management department (safety and environmental protection department) of Aluminum Corporation of China, the business head of the general division of the safety, environmental protection and health department of Aluminum Corporation of China, the business manager of the general division of the safety, environmental protection and health department of the Company, the senior business manager of the energy conservation management division of the safety, environmental protection and health department of Aluminum Corporation of China, the deputy manager of the safety, environmental protection and health division of the enterprise management department of the Company and the senior business manager of the general division of the enterprise management department of the Company.

Senior Management

The table and discussion below set forth certain information concerning other members of senior management during the year ended December 31, 2022, and up to the date of this annual report.

Name	Age	Positions with the Company
Wu Maosen	59	Vice President
Ge Xiaolei (1)	57	Chief Financial Officer and Secretary to the Board
Xu Feng	51	Vice President
(1)	On March 22, 2022, the appointment of Mr. Ge Xiaolei as the chief financial officer and the secretary to the Board was approved at the 26th meeting of the seventh session of the Board.

Wu Maosen, aged 59, is a vice president of the Company. Mr. Wu graduated from Dalian Railway College with a bachelor’s degree in engineering, majoring in welding technology and equipment. He is a senior engineer with excellent performance. Mr. Wu has extensive experience in corporate management. He has successively served as the deputy head of the alumina branch, the deputy head of the overhauling branch and the director of the transport department of Shanxi Aluminum Plant, the assistant to the general manager of Shanxi Branch of Aluminum Corporation of China Limited, the deputy commander-in-chief of the engineering and construction command department of Chalco Shanxi, a deputy general manager of Shanxi Huaze Aluminum & Power Co., Ltd, the deputy head and head of Shanxi Aluminum Plant, a director, a general manager and the secretary of the Party committee of Qinghai Yellow River Hydropower Renewable Aluminum Co., Ltd., the secretary of the Party committee, an executive director and general manager of Chalco Asset Operation and Management Company and successively served as an executive director of Chalco Shanghai Company Limited, an executive director and the general manager of Chalco Industrial Development Co., Ltd., the chairman of the board of Huaxi Aluminum Company Limited, the chairman of the board and the general manager of Chalco Investment and Development Co., Ltd., the deputy team-leader of the team aiming at making up deficits and shaking off dilemma, transforming and upgrading of Shanxi Branch of Aluminum Corporation of China Limited and Shanxi Aluminum Plant and the chairman and an executive director of the board of Chinalco Research Institute of Science and Technology Co., Ltd. Currently, Mr. Wu also serves as the chairman of Chalco (Shanghai) Carbon.

Ge Xiaolei, aged 57, has served as the chief financial officer and secretary to the Board of the Company (Joint Company Secretary). Mr. Ge graduated from Nanjing University majoring in economic management, and subsequently obtained a master’s degree in business administration from the University of Texas in the United States. He is a senior economist. Mr. Ge has extensive experience in financial management and corporate management. He has successively served as the deputy head of the planning division and deputy head of the finance division of Zhongzhou Aluminum Plant, the deputy chief accountant and manager of the finance department of the Company’s Zhongzhou Branch, the chief financial officer of Qinghai Yellow River Hydropower Renewable Aluminum Co., Ltd., the deputy general manager of Chinalco Finance Co., Ltd. and the director and general manager of Chinalco Finance Lease Co., Ltd., the general manager of Chinalco Finance Co., Ltd. and a director of Chinalco Finance Lease Co., Ltd., a director of Agricultural Bank Huili Fund Management Co., Ltd., the secretary of the party committee and chairman of Chinalco Capital Holdings Co., Ltd., the chairman of the board of directors of Chinalco Finance Co., Ltd., and a director of Agricultural Bank Huili Fund Management Co., Ltd.

Xu Feng, aged 51, is a vice president of the Company since 21 March 2023. Mr. Xu holds a master of engineering degree in project management from Xi’an Jiaotong University and is a senior engineer. Mr. Xu has extensive experience in the aluminum and the energy industries. He has successively served as the director and deputy chief engineer of the engineering and technical department of Maliantai Power Plant of Ningxia Power Group Co., Ltd., the executive director, general manager and deputy secretary of the party committee of Ningxia Yingyi Power Equipment Inspection and Installation Co., Ltd., the vice general manager of Chinalco Ningxia Energy Group Co., Ltd. and chairman of Ningxia Yinxing Energy Co., Ltd., a general manager and deputy secretary of the party committee of Shanxi Chinalco Resources Co., Ltd., the executive director and secretary of the party committee of Chinalco (Yunnan) Huajiang Aluminum Co., Ltd., a vice chairman and deputy secretary of the party committee of Yunnan Aluminum Co., Ltd. and the chairman and secretary of the party committee of Yunnan Wenshan Aluminum Co., Ltd., as well as an assistant to the president of the Company. Mr. Xu also serves as the chairman of Chalco Steering Intelligence Technology Co., Ltd. currently.

B.Compensation

Executive Compensation

Executive directors are entitled to a director’s fee, performance bonuses and welfare benefits provided under the relevant PRC laws and regulations. Non-executive directors are entitled only to a director’s fees. In 2022, the aggregate amount of cash compensation paid by us to our directors, supervisors and other members of senior management for services performed in connection with their respective capacities above was approximately RMB3.8 million, RMB1.5 million and RMB1.9 million, respectively. Our executive directors and supervisors who are employees also receive compensation in forms including allowances, subsidies and medical care, maternity, unemployment, occupational injury and other benefits. None of the service contracts of our directors provide benefits to our directors upon their termination.

Details of the emoluments paid to our directors and supervisors during the year ended December 31, 2022 are as follows:

Name of Directors and Supervisors	Fees	Salary	Bonus	Pension	Total
	RMB(ʼ000)	RMB(ʼ000)	RMB(ʼ000)	RMB(ʼ000)	RMB(ʼ000)
Directors
Executive Directors
Liu Jianping(1)	—	—	—	—	—
Zhu Runzhou(2)	—	1,160	—	101	1,261
Ou Xiaowu(2)	—	933	—	101	1,034
Jiang Tao(3)	—	844	—	101	945

Non-Executive Directors
Zhang Jilong(4)	—	—	—	—	—
Chen Pengjun(4)	—	—	—	—	—
Wang Jun(5)	—	—	—	—	—

Independent Non-Executive Directors
Qiu Guanzhou(6)	206	—	—	—	206
Yu Jinsong(6)	206	—	—	—	206
Chan Yuen Sau Kelly(6)	206	—	—	—	206
Subtotal	618	2,937	—	303	3,858

Supervisors
Ye Guohua(7)	—	—	—	—	—
Shan Shulan(7)	—	—	—	—	—
Lin Ni(7)	—	—	—	—	—
Guan Xiaoguang(8)	—	198	—	24	222
Xu Shuxiang(9)	—	319	—	77	396
Yue Xuguang(9)	—	790	—	101	891
Subtotal	—	1,307	—	202	1,509
Total	618	4,244	—	505	5,367
(1)

On June 21, 2022, Mr. Liu Jianping was elected as executive director of the eighth session of the Board at the 2021 annual general meeting of the Company. On the same day, Mr. Liu Jianping was elected as the chairman of the seventh session of the Board. Mr. Liu Jianping received emoluments from Chinalco.

(2)	On June 21, 2022, Mr. Zhu Runzhou and Mr. Ou Xiaowu were elected as executive directors of the eighth session of the Board at the 2021 annual general meeting of the Company.
(3)	On June 21, 2022, Mr. Jiang Tao was elected as executive director of the eighth session of the Board at the 2021 annual general meeting of the Company.
(4)

On June 21, 2022, Mr. Zhang Jilong and Mr. Chen Pengjun were elected as non-executive directors of the eighth session of the Board at the 2021 annual general meeting of the Company. Mr. Zhang Jilong received emoluments from Chinalco.

(5)

Mr. Wang Jun submitted a voluntary waiver of director’s remuneration to the Company, according to which Mr. Wang has voluntarily waived his remuneration for his service as a director of the Company since May 2020. Accordingly, Mr. Wang Jun did not receive remuneration from the Company in 2022.

(6)

On June 21, 2022, Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly were elected as independent non-executive directors of the eighth session of the Board at the 2021 annual general meeting of the Company.

(7)	On June 21, 2022, Mr. Ye Guohua, Ms. Shan Shulan and Ms. Lin Ni were elected as shareholder representative supervisors of the Company at the 2021 annual general meeting of the Company.
(8)	On March 18, 2022, Mr. Guan Xiaoguang resigned as a supervisor of the Company.
(9)	On June 21, 2022, Mr. Yue Xuguang and Ms. Xu Shuxiang were elected as employee representative supervisors of the Company of the eighth session of the Supervisory Committee of the Company.

(10)  The amounts of emoluments paid to directors and supervisors disclosed in this table include amounts paid for their services in all capacities to the Company and its subsidiaries.

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

Name	Held Position Since	Expiration of Term
Liu Jianping	June 21, 2022	June 30, 2025
Zhu Runzhou	June 21, 2022	June 30, 2025
Jiang Tao	June 21, 2022	June 30, 2025
Ou Xiaowu	June 21, 2022	June 30, 2025
Zhang Jilong	June 21, 2022	June 30, 2025
Chen Pengjun	June 21, 2022	June 30, 2025
Qiu Guanzhou	June 21, 2022	June 30, 2025
Yu Jinsong	June 21, 2022	June 30, 2025
Chan Yuen Sau Kelly	June 21, 2022	June 30, 2025
Ye Guohua	June 21, 2022	June 30, 2025
Lin Ni	June 21, 2022	June 30, 2025
Shan Shulan	June 21, 2022	June 30, 2025
Yue Xuguang	June 21, 2022	June 30, 2025
Xu Shuxiang	June 21, 2022	June 30, 2025

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

Remuneration Committee

As at the date of this annual report, our remuneration committee consists of one non-executive director, namely Mr. Zhang Jilong, and two independent non-executive directors, namely Mr. Qiu Guanzhou and Mr. Yu Jinsong. Mr. Qiu Guanzhou is the chairman of the remuneration committee. The primary duties of our remuneration committee as set out in the committee charter include: preparing the remuneration management scheme and remuneration proposal for directors, employee-representative supervisors and senior management, and providing suggestions to the Board; preparing measures on performance evaluation of senior management, performance assessment procedures and relevant rewards and punishments, and providing suggestions to the Board; monitoring the implementation of the remuneration system of our Company; reviewing senior management’s fulfilment of duties and conducting performance assessments; and other functions and authorities delegated by the Board. In 2022, the remuneration committee convened two meetings to consider and approve remuneration standards for 2022 for our directors, supervisors and other senior management members.

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

Mr. Ye Guohua is the chairman of our supervisory committee. The term of all members of the supervisory committee will expire upon the election of the ninth session of the supervisory committee at the general meeting and employees’ representatives meeting of the Company by the end of June 2025. The primary duties of our supervisory committee include: inspecting implementation of resolutions of the general meetings; inspecting legal compliance of our operations; inspecting our financial activities; inspecting the utilization of proceeds raised by us; inspecting the acquisitions and disposals of our assets; inspecting our connected transactions; and reviewing self-assessment report on internal control.

D.Employees

As of December 31, 2020, 2021 and 2022, we had 63,007, 60,056 and 67,383 employees, respectively. The number of our employees decreased from 2020 to 2021, which was mainly due to retirement of employees and termination of employment contracts through negotiation. The number of our employees increased from 2021 to 2022, primarily because Yunnan Aluminum becomes a subsidiary of our Company, due to our acquisition of 19% total issued share capital of Yunnan Aluminum in 2022. The table below sets forth the number of our employees by function and location as of the periods indicated:

	As of December 31,
	2020		2021		2022
Function		(%)		(%)		(%)
Alumina production	24,485	38.86	23,338	38.86	24,368	36.16
Primary aluminum production	22,612	35.89	21,553	35.89	27,085	40.20
Mining operation	4,721	7.49	4,500	7.49	4,635	6.88
Research and development	783	1.24	746	1.24	896	1.33
Sales and marketing	643	1.02	613	1.02	687	1.02
Energy	6,833	10.84	6,513	10.84	6,698	9.94
Management and others(1)	2,930	4.65	2,793	4.65	3,013	4.47
Total	63,007	100.0	60,056	100.0	67,383	100.0
(1)	Excluding our management personnel for alumina production, and primary aluminum production.

Location	Employees	% of Total
Shandong	168	0.25
Shandong Huayu	168	0.25
Henan	4,645	6.89
Chalco Mining	4,092	6.07
Zhengzhou Institute	4,645	6.89
Guizhou	5,825	8.65
Guizhou Huajin	793	1.18
Guizhou branch	2,238	3.32
Zunyi Aluminum	1,993	2.96
Guizhou Huaren	801	1.19
Guangxi	3,885	5.77
Guangxi branch	2,120	3.15
Guangxi Huasheng	602	0.89
Pingguo Aluminum	1,163	1.73
Shanxi	8,841	13.12
Shanxi branch	1,356	2.01
Shanxi New Material	770	1.14
Shanxi Zhongrun	1,136	1.69
Shanxi Huaxing	484	0.72
Xinghua Technology	8,841	13.12
Yunnan	9,696	14.39
Yunnan Aluminum	9,696	14.39
Gansu	3,131	4.65
Lanzhou Aluminum	1,913	2.84
Liancheng branch	3,131	4.65
Qinghai	2,152	3.19
Qinghai branch	2,152	3.19
Chongqing	29	0.04
Chongqing branch	29	0.04
Inner Mongolia	4,549	6.75
Baotou Aluminum	4,549	6.75
Ningxia	6,108	9.06
Ningxia Energy	6,108	9.06
Shanghai	6,388	9.48
Chalco Trading Group	236	0.35
Chalco Carbon	6,152	9.13
Beijing	2,958	4.40
Chalco Materials	125	0.19
Chalco Energy	58	0.09
Chalco Logistics	2,775	4.12
Jiangsu	7,935	11.78
Chalco New Material	7,935	11.78
Overseas	864	1.28
Chalco Guinea Company S.A.	864	1.28
Others	19	0.03
Chalco Hong Kong	19	0.03
Headquarters	190	0.28
Total	67,383	100.00

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

In accordance with applicable PRC regulations, we participate in pension contribution plans organized by provincial and municipal governments, under which each of our plants is required to contribute an amount equal to a specified percentage of its employees’ salaries, bonuses and various allowances. As the relevant PRC authorities adjusted the social insurance rate, the amount of contribution as a percentage of the employees’ salary has been adjusted to approximately 16% from approximately 20% since May 1, 2019. We have made all required pension contributions up to December 31, 2022. Retirees who retired prior to the date of the reorganization have their pensions paid out of the pension plans established by the PRC government. We provide to our employees various social welfare benefits through various institutions owned by Chinalco and its other affiliates or through third parties.

E.Share Ownership

As of the date of this annual report, other than as listed in the following table, none of our directors, supervisors or senior management own any interest in shares of our Company.

Name	Position	Share class	Number of shares	% of respective share class
Zhu Runzhou	Executive Director and President	A Share	270,000	<0.1%
Ou Xiaowu	Executive Director	A Share	250,000	<0.1%
Jiang Tao	Executive Director and Vice President	A Share	234,000*	<0.1%
Xu Shuxiang	Supervisor	A Share	4,000	<0.1%

* Among which 4,000 shares were directly held by Ms. Shi Biqiong, Mr. Jiang Tao’s spouse.

On December 21, 2021, our Board reviewed and approved the relevant proposals on the Company’s restricted share incentive scheme in 2021 (the “2021 Restricted Share Incentive Scheme”), and proposed to grant not more than 141 million restricted A shares to not more than 1,192 employees comprising directors, senior management, middle level management and core technical (business) backbones of the Company, including the grant of restricted A shares to connected persons under the Hong Kong Listing Rules. The aforesaid share incentive scheme has been approved in the 2022 first extraordinary general meeting, 2022 first class meeting of A shareholders and 2022 first class meeting of H shareholders convened by the Company on April 26, 2022. On May 25, 2022, our Board reviewed and approved the relevant proposals on the adjustment to the Company’s 2021 Restricted Share Incentive Scheme and the first grant of restricted shares to participants. The registration of the first grant has been completed on June 13, 2022, with a total of 112,270,300 restricted shares granted to 930 participants. Upon completion of the grant, the total share capital of the Company was changed from 17,022,672,951 shares to 17,134,943,251 shares. On November 24, 2022, our Board reviewed and approved the relevant proposal on the grant of reserved restricted shares to participants under the Company’s restricted share incentive scheme in 2021. The registration of the reserved grant under the 2021 Restricted Share Incentive Scheme has been completed on 23 December 2022, with a total of 26,648,300 Restricted Shares granted to 276 Participants. Upon completion of the grant, the total share capital of the Company was changed from 17,134,943,251 shares to 17,161,591,551 shares.

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

We are a joint stock limited company organized under the laws of the PRC. Our parent company, Chinalco, a state-owned enterprise, beneficially owns 31.9% of our outstanding ordinary Shares directly and indirectly through its controlled entities as of March 31, 2023. Chinalco holds a significant portion of our domestic shares in the form of state legal person shares, which do not have voting rights different from our other shares. Chinalco has substantial influence over our management, policies and corporate actions and can exercise all rights as our controlling shareholder subject to the relevant laws, rules and regulations. As of March 31, 2023, approximately 68.1% of our total outstanding ordinary Shares are held by public shareholders, of which 52.45% and 15.65% are owned by holders of A Shares and H Shares, respectively. The following table sets forth information regarding ownership of our issued and outstanding capital stock as of March 31, 2023. The table includes all persons who are known by us to own, either as beneficial owners or holders of record, 5% or more of any class of shares:

March 31, 2023(2)
			% of	% of issued
	Number of		respective	total share
Holders of A Shares and H Shares(1)	shares		share class	capital
Chinalco(3)
A Shares	5,295,895,019 (L)	(4)	40.07 (L)	30.86 (L)
H Shares	178,590,000 (L)		4.53 (L)	1.04 (L)

AllianceBernstein L.P.
H Shares	291,003,304 (L)		7.37 (L)	1.70 (L)

BlackRock, Inc.
H Shares	204,179,237 (L)		5.18 (L)	1.19 (L)
	6,446,000 (S)	(5)	0.16 (P)	0.04 (P)
Brown Brothers Harriman & Co.
H Shares	197,645,061 (L)		5.01 (L)	1.15 (L)
	197,645,061 (P)	(6)	5.01 (P)	1.15 (P)
(1)	Information disclosed hereby is based on the information available on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.
(2)	As at March 31, 2023, the total number of our A Shares was 13,217,625,583, the total number of our H Shares was 3,943,965,968, and the number of our total issued shares was 17,161,591,551 shares.
(3)

Including 5,050,376,970 A Shares directly held by Chinalco, an aggregate interest of 245,518,049 A Shares directly held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A Shares held by Baotou Aluminum (Group) Co., Ltd. and 7,140,254 A Shares held by Chinalco Asset Operation and Management Co., Ltd. and an interest of 178,590,000 H Shares directly held by Aluminum Corporation of China Overseas Holdings Limited, a subsidiary of Chinalco.

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

As of March 31, 2023, there were 43 registered holders of ADRs evidencing 1,920,315 of our ADSs.

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

The following table sets forth the details of our major connected transactions for the year ended December 31, 2022:

Agreement	Nature	Term/ Date of the Agreement	Transaction Amount in 2022	Cap for 2022
			(RMB in millions)	(RMB in millions)
Continuing Connected Transactions
Comprehensive Social and Logistics Services Agreement (Counterparty: Chinalco)	Chinalco provides us with a broad range of social and logistics services including education and schooling, public transportation and property management.

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

			258	Annual cap: 500
General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	We purchase from Chinalco ancillary production supplies and services which include, among other things, various raw materials required in alumina and primary aluminum production, transportation and loading services and production supporting services.

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

			10,954	Annual cap for expenditure transactions: 15,400

	We provide Chinalco with products including, among other things, aluminum and alumina products, supporting services and ancillary production services.		36,120	Annual cap for revenue transactions: 37,100
Mineral Supply Agreement (Counterparty: Chinalco)	Chinalco provides us with bauxite and limestone from several mines that it operates. Chinalco must not provide bauxite and limestone to bauxite and limestone requirements.

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

			255	Annual cap: 400

Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Chinalco)	Chinalco provides us with certain engineering, construction and supervisory services at the state guidance price and, where there is no state guidance price, at market price. Such services are mainly provided by subsidiaries of Chinalco including China Aluminum International Engineering Corporation Limited.

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

			544	Annual cap: 6,000
Land Use Rights Leasing Agreement (Counterparty: Chinalco)	Chinalco leases 470 parcels of land covering an aggregate area of approximately 61.2 million square meters and spanning across eight provinces in the PRC to us.	The original agreement was entered on November 5, 2001, for a term of 50 years, expiring on June 30, 2051.	1,370	Annual cap: 1,500

Fixed Assets Lease Framework Agreement (Counterparty: Chinalco)	We have agreed with Chinalco to provide leases to each other regarding buildings, constructions, machinery, apparatus, transportation facilities as well as equipment, appliance or tools and other fixed assets owned by either party in relation to production and operation.	The original agreement was entered into on April 28, 2015 and expired on December 31, 2018. Pursuant to the supplementary agreement entered into in 2018, the term was renewed for three years from January 1, 2019 to December 31, 2021. Pursuant to the supplementary agreement entered into in 2021, the term was renewed for three years from January 1, 2022 to December 31, 2024.	27	Annual cap for expenditure transactions: 320
			31	Annual cap for revenue transactions: 300
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

			11,979	Daily cap of deposit balance (including accrued interests): 12,000
			2,577	Daily cap of loan balance (including accrued interests): 15,000
			0.2	Other financial services (after October 26, 2020)(2): 40
Finance Lease Agreement (Counterparty: Chinalco Finance Lease Co., Ltd.)	Chinalco Finance Lease Co., Ltd. provides finance lease services to us.

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

			0	2,500

Factoring Cooperation Agreement (Counterparty: Chinalco Commercial Factoring Co., Ltd.)	Chinalco Commercial Factoring Co., Ltd. provides factoring financing services to the Company.	The original agreement was entered into on September 27, 2017, and expired on December 31, 2018. Pursuant to the supplementary agreement entered into in 2018, the term was renewed for three years from January 1, 2019 to December 31, 2021. Pursuant to the supplementary agreement entered into in 2021, the term was renewed for three years from January 1, 2022 to December 31, 2024.	0	1,000
One-Off Connected Transactions(1)
Establishment of Green Low-Carbon Fund (Parties: Chalco, ABC Capital Management Co., Ltd., Chinalco Innovation Development Equity Investment Fund Management (Beijing) Co., ABC Financial Assets Investment Co., Ltd., Chinalco, China Copper, Chinalco High-end Manufacturing Co., Ltd. and Chinalco Capital Holdings Co., Ltd.)	As considered and approved on December 21, 2021, the Company proposed to establish China Aluminum Suihe Nonferrous Metals Green Low-carbon Innovation and Development Fund (Beijing) Partnership (Limited Partnership (the “Fund”, tentative name, subject to the business registration) with ABC Capital Management Co., Ltd., Chinalco Innovation Development Equity Investment Fund Management (Beijing) Co., Ltd., ABC Financial Assets Investment Co., Ltd., Chinalco, China Copper, Chinalco High-end Manufacturing Co., Ltd., and Chinalco Capital Holdings Co., Ltd.	October 28, 2022	1	N/A
Grant of Restricted A Shares to Connected Participants (Parties: Chalco and 32 connected participants under the incentive scheme)

As considered and approved on December 21, 2021 and the adjustment made on March 4, 2022, the Company proposed to adopt the Restricted A Share Incentive Scheme which shall not exceed 141,000,000 Shares. Specifically, a total of 6,212,500 restricted A shares were granted by the Company to 30 connected persons.

		N/A	N/A	N/A

Shares Transfer Agreement (Parties: Chalco and Yunnan Metallurgical Group Co., Ltd.)

As considered and approved on July 24, 2022, the Company entered into the Shares Transfer Agreement with Yunnan Metallurgical Group Co., Ltd., pursuant to which, the Company has agreed to acquire and Yunnan Metallurgical Group Co., Ltd. has agreed to dispose of 658,911,907 shares in Yunnan Aluminum, representing approximately 19% of the total issued share capital of Yunnan Aluminum. The aforesaid shares transfer was completed in November 2022.The Company currently holds 1,009,202,685 shares in Yunnan Aluminum, representing approximately 29.10% of the total issued share capital of Yunnan Aluminum. The financial results of Yunnan Aluminum for 2022 were consolidated into the financial statements of the Company, and Yunnan Aluminum has become a subsidiary of the Company.

		July 24, 2022	6,662	N/A
Equity Transfer Agreement (Parties: Chalco and Chinalco)	As considered and approved on August 23, 2022, the Company entered into the Equity Transfer Agreement with Chinalco, pursuant to which the Company agreed to acquire and Chinalco agreed to sell 100% equity interests in Pingguo Aluminum. Upon completion of the above equity transfer, the Company holds 100% equity interests in Pingguo Aluminum, and Pingguo Aluminum become a wholly-owned subsidiary of the Company.	August 23, 2022	1,887	N/A
Entrusted Loan Agreement (Counterparty: Inner Mongolia Huayun)	The Company agreed to entrust Guangfa Bank Beijing Branch to provide Inner Mongolia Huayun with a loan amounting to RMB2 billion.	Pursuant to an entrusted loan agreement entered into by the Company, Beijing Branch of China Guangfa Bank Co., Ltd. and Inner Mongolia Huayun on September 29, 2022, the term of the loan is from October 10, 2022 until October 8, 2027.	2,000	N/A

Proposed Capital Contribution (Parties: Chalco, Chinalco High-end Manufacturing Co., Ltd., and Yunnan Aluminum Co., Ltd.)

As considered and approved on December 10 2022, (1) the Company proposed to make its capital contribution to Chinalco High-end Manufacturing Co., Ltd. (“Chinalco High-end Manufacturing”) with the appraised net value of the assets and liabilities related to slab ingots of Qinghai Branch, Liancheng Branch and Guizhou Branch amounting to approximately RMB183 million and cash amounting to RMB220 million; (2) Yunnan Aluminum Co., Ltd. (“Yunnan Aluminum”), being a non-wholly-owned subsidiary of the Company, proposed to make its capital contribution to Chinalco High-end Manufacturing with its 100% equity interests in Yunnan Haoxin Aluminum Foil Co., Ltd., a wholly-owned subsidiary of Yunnan Aluminum and the appraised net value of the relevant assets amounting to approximately RMB1,233 million and cash amounting to RMB90 million. Upon completion of the aforementioned capital contribution, the Company and Yunnan Aluminum will be expected to acquire approximately 2.08% and 6.86% equity interests in Chinalco High-end Manufacturing, respectively.

	December 27, 2022	404 (our Company) 1,323 (Yunnan Aluminum)	N/A
(1)	See “Item 4. Information on the Company - A. History and Development of the Company - Subscription for A Shares of Yunnan Aluminum” for detailed information of other one-off connected transactions.

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

(g)	Other services are environmental protection operation services. The prevailing market price is adopted for pricing purposes.
(h)	See Note 38(a) to our audited consolidated financial statements for more detailed information about our significant related party transactions.

During the years ended December 31, 2020, 2021 and 2022, our significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) constituted a relatively large portion of our sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as of December 31, 2020, 2021 and 2022 and the relevant interest earned or paid during the year are transacted with banks and other financial institutions which are controlled by the PRC government and commercial banks.

We provide the following additional information on significant related party transactions during the periods indicated based on Note 38 to our audited consolidated financial statements:

(a)	Significant related party transactions

	For the year ended December 31
	2020	2021	2022

	(RMB in thousands)
Sales of goods and services rendered:
Sales of materials and finished goods to:
Fellow subsidiaries	10,043,031	17,435,785	20,662,740
Associates of Chinalco	575,637	1,428,887	586,988
Joint ventures	6,694,824	9,069,718	10,923,463
Associates	9,233,929	720,261	1,010,855
Non-controlling shareholder of a subsidiary and its subsidiaries	42,298	—	—
	26,589,719	28,654,651	33,184,046
Provision of utility services to:
Fellow subsidiaries	915,781	683,050	1,159,032
Associates of Chinalco	3,268	14,244	19,936
Joint Ventures	470,984	242,118	404,387
Associates	18,626	—	65,039
	1,408,659	939,412	1,648,394
Rental revenue of land use rights and buildings from:
Fellow subsidiaries	34,425	29,973	27,988
Associates of Chinalco	237	237	237
Joint ventures	1,426	7,429	12,733
Associates	707	917	2,078
	36,795	38,556	43,036
Purchase of goods and services:
Purchases of engineering, construction and supervisory services from:
Fellow subsidiaries	3,544,097	969,568	579,187
Associates of Chinalco	265	192	2,467
Joint ventures	—	251	23,085
Associates	20,195	176,083	142,662
	3,564,557	1,146,094	747,401

Purchases of primary and auxiliary materials, equipment and finished goods from:
Fellow subsidiaries	3,058,126	3,263,448	4,494,021
Associates of Chinalco	3,919	35,595	91,079
Joint ventures	5,709,253	6,565,742	5,240,707
Associates	10,576,907	9,175,427	2,659,604
Non-controlling shareholder of a subsidiary and its subsidiaries	30,101	—	—
	19,378,306	19,040,212	12,485,411

Purchases of social services and logistics services by:
Fellow subsidiaries	397,610	400,290	259,188
Associates	—	—	7
	397,610	400,290	259,195

Purchases of utility services from:
Fellow subsidiaries	7,073,895	6,567,433	6,805,618
Associates of Chinalco	85,469	97,314	121,413
Joint Ventures	542,828	823,146	1,074,266
Associates	161,586	314,528	399,634
	7,863,778	7,802,421	8,400,931

Provision of other services by:
Fellow Subsidiaries	394,894	270,972	320,611
	394,894	270,972	320,611

Lease payment to:
Fellow subsidiaries	577,712	656,063	1,399,258
Associates of Chinalco	—	523	14
Joint ventures	—	—	2,088
Associates	49,624	53,711	54,892
	627,336	710,297	1,456,252

Other significant related party transactions:
Borrowing from a subsidiary of Chinalco	4,410,000	4,666,000	5,052,000
Repayment of borrowings from subsidiaries of Chinalco	3,254,563	7,574,007	4,588,000
Interest expense on borrowings, discounted notes	138,623	142,862	71,224
Interest income from cash and cash equivalents deposited	61,020	80,135	190,235
Trade receivable factor to a subsidiary of Chinalco	—	1,566,707	—
Issuance of notes receivable from a subsidiary of Chinalco	1,026,500	556,354	331,329
Discounted notes receivable to a subsidiary of Chinalco	606,750	128,000	306,826

(b)	Balances with related parties

	December 31, 2021	December 31, 2022
Cash and cash equivalents deposited with
A subsidiary of Chinalco	8,250,506	8,715,645
Trade and notes receivables
Fellow subsidiaries	1,222,066	1,111,857
Associates of Chinalco	36,680	37,474
Joint ventures	632,596	390,600
Associates	62	722
Non-controlling shareholder of a subsidiary and its subsidiaries	24,465	16,124
	1,915,869	1,556,777
Provision for impairment of receivables	(79,971)	(57,930)
	1,835,898	1,498,847
Other current assets
Fellow subsidiaries	330,757	90,720
Associates of Chinalco	21,820	20,573
Joint ventures	1,487,416	1,423,900
Associates	383,917	36,002
Non-controlling shareholder of a subsidiary and its subsidiaries	7,450	7,450
	2,231,360	1,578,645
Provision for impairment of other current assets	(1,332,041)	(1,311,839)
	899,319	266,806
Other non-current assets

Associates	111,845	70,190
Interest-bearing loans and borrowings
Fellow subsidiaries (including lease liabilities)	13,179,706	12,274,126
Associates of Chinalco	2,245	1,696
Joint ventures	—	12,610
Associates	—	104,446
	13,181,951	12,392,878

Trade and notes payables
Fellow subsidiaries	1,908,490	1,289,819
Associates of Chinalco	26,920	22,547
Joint ventures	37,807	112,436
Associates	257,118	199,465
Non-controlling shareholder of a subsidiary and its subsidiaries	105,174	77,008
	2,335,509	1,701,275
Other payables and accrued liabilities
Fellow subsidiaries	1,057,833	679,610
Associates of Chinalco	42,659	244,093
Associates	19,926	29,573
Joint ventures	49,618	87,374
Non-controlling shareholder of a subsidiary and its subsidiaries	—	1,872
	1,170,036	1,042,522
Contract liabilities
Fellow subsidiaries	40,787	36,471
Associates of Chinalco	34,212	654
Associates	8,969	1,362
Joint ventures	97,816	278,941
	181,784	317,428

Guarantees

We did not provide any guarantees to our related parties to guarantee their loans during the period from January 1, 2022 to March 31, 2023. As of March 31, 2023, the outstanding balance of the loans we guaranteed was nil.

Our related parties did not provided any guarantees to us to guarantee our loans during the period from January 1, 2022 to March 31, 2023. As of March 31, 2023, the outstanding balance of the loans guaranteed by our related parties was nil.

Loans

We provided several entrusted loans to our related parties mainly for the purpose of supplementing working capital during the period from January 1, 2022 to March 31, 2023. The outstanding balance of such entrusted loans was mainly RMB629 million as of March 31, 2023 and the largest amount outstanding of the entrusted loans during the period from January 1, 2022 to March 31, 2023 was RMB100 million. The interest rates on such entrusted loans range from 6% to 10% per annum.

Our related party also provided several loans to us mainly for the purpose of supplementing working capital during the period from January 1, 2022 to March 31, 2023. The outstanding balance of such loans was RMB1.789 billion as of March 31, 2023 and the largest amount outstanding of the loans during the period from January 1, 2022 to March 31, 2023 was RMB1 billion. The interest rates on such loans range from 2% to 4.3% per annum.

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

Item 9.The Offer and Listing

Our A Shares are traded under the stock code “601600” in the Shanghai Stock Exchange, as our principal host market, while our H Shares are traded under the stock code “02600” in the Hong Kong Stock Exchange as the principal market for our H Shares. Our ADSs have been issued by The Bank of New York Mellon, acting as depositary bank, and prior to September 1, 2022, were listed on the New York Stock Exchange under the symbol “ACH” with each ADS representing 25 H Shares. Our ADSs are now traded over-the-counter on the OTC Market under the stock code “ACHHY.” In light of the delisting, we subsequently delivered a termination letter to the depositary for our ADSs, for the termination of our ADS program on March 30, 2023. Our ADS program is expected to be terminated on June 30, 2023.

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

Dividend rights

Article 55(1) provides that holders of our ordinary shares have the right to receive dividends and distribution of profits in other forms, in proportion to the number of shares held. Under Article 49, when we convene a shareholders’ general meeting, distribute dividends, liquidate or perform other activities that require the verification of equity rights, the Board or the general meeting convener must specify a date as the record date. The shareholders registered in the shareholder register at closing on the record date are our shareholders entitled to appropriate rights and interests. Article 206 provides that under the premise of obeying the laws of the PRC, we have the right to forfeit the unclaimed dividends, subject to the expiry of the applicable relevant limitation period.

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

Dividends Paid to Individual Investors

According to the PRC Individual Income Tax Law, as amended, dividends paid by Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20% unless reduced pursuant to an applicable tax treaty. Pursuant to a circular issued by State Administration of Taxation on June 28, 2011, for the purpose of simplifying tax administration, for PRC non-foreign-invested companies listed in Hong Kong, if the withholding tax rate under applicable tax treaties is 10% or less, the PRC company can withhold 10% tax. If the tax rate under applicable tax treaties is less than 10%, the PRC company can apply for a refund on behalf of the individual investor later. If the withholding tax rate under the applicable tax treaties is between 10% and 20%, the receipt of dividends will be subject to the actual tax rate as agreed under such tax treaties.

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

For PRC mainland investors, on October 31, 2014, the SAT issued “Circular on Tax Policies Relating to the Pilot Program of Shanghai-Hong Kong Stock Connect,” which provided that any capital gain from transferring stocks listed on the Hong Kong Stock Exchange by a PRC mainland investor would not be subject to tax during the period from November 17, 2014 to November 16, 2017. For mainland enterprises, such capital gains would be included in its income and subject to income tax. On November 1, 2017, the MOF, the SAT and the CSRC jointly issued “Circular on Extending Individual Income Tax Policies Relating to the Shanghai-Hong Kong Stock Connect,” which provided that income generated from price differences through investment in stocks listed on the Hong Kong Stock Exchange by PRC mainland individual investors via the Shanghai-Hong Kong Stock Connect would be exempt from individual income tax from November 17, 2017 to December 4, 2019. On December 4, 2019, the MOF, the SAT and the CSRC jointly issued the “Circular on Extending Individual Income Tax Policies Relating to the Shanghai-Hong Kong Stock Connect, Shenzhen-Hong Kong Stock Connect and Mainland-Hong Kong Mutual Recognition of Funds,” which further exempts the individual income tax on income generated from transfer through investment in stocks listed on the Hong Kong Stock Exchange by PRC mainland individual investors via the Shanghai-Hong Kong Stock Connect or Shenzhen-Hong Kong Stock Connect and investment in Mainland-Hong Kong mutually recognized Funds from December 5, 2019 to December 31, 2022. On January 16, 2023, the MOF and the SAT issued the “Circular on Continuing the Implementation of Preferential Individual Income Tax Policies”, which indicates that the preferential individual income tax policy provided in the circular issued on December 4, 2019 will be valid until December 31, 2023.

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

The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the HK dollar payments made, determined at the spot HK dollar/U.S. dollar rate on the date the dividend is distributed, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date you or the depositary convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will generally be categorized as “passive income” for U.S. foreign tax credit purposes. We may be required to withhold PRC income tax on dividends paid to U.S. holders on the H Shares or ADSs. Subject to various limitations and the following sentence, any PRC tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your U.S. federal income tax liability. However, under recently finalized Treasury regulations, it is possible that taxes may not be creditable unless you are eligible for and elect to apply the benefits of the Treaty.

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

Based on the composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2022 taxable year and we do not intend or anticipate becoming a PFIC in the foreseeable future. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and, therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our shares may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. holder’s holding period for the H Shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the H Shares or ADSs.

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

The Hong Kong tax position with respect to gains from the disposal of ADSs is similar. However, no Hong Kong tax will apply on trading gains arising from the sale of ADSs where the purchase and sale were effected on the OTC Market in the United States.

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

For the year ended December 31, 2022, revenues of approximately RMB53,183 million are derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. There were no other individual customers from whom we have derived revenue of more than 10% of our revenue during the year ended December 31, 2020, 2021 and 2022. Thus, our directors are of the opinion that we were not exposed to any significant concentration of credit risk as of December 31, 2020, 2021 and 2022.

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

Our bank balances and cash on hand as of December 31, 2022 amounted to RMB19,259.9 million, including Renminbi balances and foreign currency deposits of U.S. dollar, HK dollar, Euro and others, which translated into RMB1,378.6 million, RMB12.5 million, RMB2.0 million and RMB23.4 million, respectively. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated receivables and payables. As of December 31, 2022, we had foreign currency denominated loans with principal amount of RMB8 million in Japanese Yen and RMB737 million in U.S. dollars. In addition, as of December 31, 2022, our trade and notes receivables, financial assets in other current assets and trade and notes payables denominated in U.S. dollars amounted to RMB981 million, RMB152 million and RMB261 million, respectively; our other payables and accrued liabilities denominated in U.S. dollars and HK dollars amounted to RMB0.3 million and RMB2.0 million, respectively.

As of December 31, 2022, if the Renminbi had strengthened/weakened by 5% against U.S. dollars with all other variables held constant, the total comprehensive income for the year would have been approximately RMB47 million lower/higher, mainly as a result of foreign exchange gains and losses arising from the translation of U.S.-dollar-denominated borrowings, account payables, account receivables and cash and cash equivalent. Profit was less sensitive to the fluctuation in the RMB/U.S. dollars exchange rates in 2022 than in 2021, mainly due to the year-on-year decrease in profit and the year-on-year increase in exchange rate in 2022.

As the assets and liabilities denominated in other foreign currencies other than U.S. dollars were relatively minimal to our total assets and liabilities, our directors are of the opinion that we were not exposed to significant foreign currency risk arising from other assets and liabilities denominated in currency other than the functional currency of the group entities as of December 31, 2021 and 2022.

Interest Rate Risk

As of December 31, 2022, as we had no significant interest-bearing assets except for bank deposits and entrusted loans, our income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the PBOC and our Group treasury closely monitors the fluctuation on such rates periodically. The interest rates of entrusted loans are fixed. As the interest rates applied to the entrusted loans were fixed, our directors are of the opinion that we were not exposed to any significant interest rate risk for our financial assets held as of December 31, 2021 and 2022.

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

As of December 31, 2022, if interest rates had been 100 basis points higher/lower for bank and other loans borrowed at floating interest rates with all other variables held constant, net profit for the year would have been RMB233 million lower/higher, respectively, mainly as a result of the higher/lower interest expense on floating rate borrowings.

Our interest rate risk for our financial liabilities also arises from medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms was relatively low, our directors are of the opinion that we are not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as of December 31, 2021 and 2022.

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

We use mainly futures contracts and option contracts traded on the SHFE and the LME to hedge against fluctuations in primary aluminum prices. We use the futures contract for hedging other than speculation. As of December 31, 2022, the fair values of the outstanding futures and option contracts amounting to nil and RMB9 million were recognized in financial liabilities at fair value through profit or loss, respectively.

As of December 31, 2021 and 2022, if the commodity futures prices had increased/decreased by 3% and all other variables held constant, the profit for the respective year would have changed by the amounts shown below:

	2021	2022
Primary aluminum	Decrease/increase RMB6 million	Decrease/increase RMB9 million

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

As of December 31, 2022, we had total banking facilities of approximately RMB123,028 million, of which RMB23,839 million had been utilized, and unutilized banking facilities amounted to RMB99,189 million as of December 31, 2022, among which, banking facilities of approximately RMB49,380 million will remain unexpired over the 12 months from December 31, 2022. Our directors believe that such banking facilities could be renewed upon their expiration based on our past experience with banks and our good credit standing. In addition, as of December 31, 2022, we had no credit facilities through our futures agent at LME. The futures agent has the right to adjust the related credit facilities.

The following table sets forth the maturity profile of our financial liabilities as of December 31, 2022:

	Within 1 year(1)	1 to 2 years(1)	2 to 5 years(1)	Over 5 years(1)	Total(1)

	(RMB in millions)
Lease liabilities, including current portion	1,651.9	1,314.6	3,092.9	13,939.9	19,999.3
Long-term bank and other loans, including current portion	13,486.3	6,604.9	20,579.8	6,878.5	47,549.5
Medium-term notes and bonds, including current portion	4,400.0	6,712.8	6,110.8	2,000.0	19,223.6
Short-term bonds	2,600.0	—	—	—	2,600.0
Short-term bank and other loans	6,461.1	—	—	—	6,461.1
Interest payables for loans and borrowings	2,285.4	1,490.2	1,468.1	1,046.7	6,290.4
Financial liabilities at fair value through profit or loss	8.8	—	—	—	8.8
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	6,786.9	—	—	—	6,786.9
Financial liabilities included in other non-current liabilities(2)	203.4	50.2	150.6	840.0	1,244.2
Trade and notes payables	22,536.3	—	—	—	22,536.3
Total	60,420.1	16,172.7	31,402.2	24,705.1	132,700.1
(1)	The amounts disclosed are the contractual undiscounted cash flows.
(2)	As of December 31, 2022, the carrying value of financial liabilities included in other non-current liabilities was nil.

Item 12.Description of Securities Other Than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Our ADSs were listed on the New York Stock Exchange under the symbol “ACH” with each ADS representing 25 H Shares from December 2001 until being delisted from the NYSE on September 1, 2022. Our ADSs are now traded on the OTC Market with ticker symbol changed from “ACH” to “ACHHY.” In light of the delisting, we subsequently delivered a termination letter to the depositary for our ADSs, for the termination of our ADS program on March 30, 2023. Our ADS program is expected to be terminated on June 30, 2023.

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

The Bank of New York Mellon, as depositary, has agreed to reimburse certain expenses related to the administration and maintenance of our ADR program incurred by us in connection with the program. From January 1, 2022 to December 31, 2022, we received from the depositary reimbursements of US$28,937.69 for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. The depositary has also agreed to waive certain standard out-of-pocket administrative, maintenance and shareholder services expenses related to our ADR program. From January 1, 2022 to December 31, 2022, the total amount of the fees that were waived was US$75,952.05.

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

Under the supervision of and with the participation of the principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the framework in the Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013.

Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IFRS.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal controls over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

During 2022, there have been no changes in our internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers Zhong Tian LLP served as our independent auditor for the fiscal years ended December 31, 2021 and 2022. A description of the fees billed to us by our principal accountants for professional services in each of the last two fiscal years is set forth below:

	Year ended December 31
	2021	2022

	(RMB in thousands)
Audit fee(1)	18,170	18,170
Audit-related fee (2)	750	1,950
Tax fees(3)	120	1,190
Other fees	—	200
(1)	“Audit fee” represents the fee obtained from audit work charged by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP for the years ended December 31, 2021 and 2022.
(2)	“Audit-related fees” represent fees charged by PricewaterhouseCoopers for assurance services for acquisition transactions and bond issuance for the years ended December 31, 2021 and 2022.
(3)	“Tax fees” represent the fees charged by PricewaterhouseCoopers Consultants (Shenzhen) Limited, Beijing Branch for providing consulting services for the years ended December 31, 2021 and 2022.

Our audit committee pre-approves all audit, audit-related services, tax services and other services performed by our principal accountants, including the services provided by PricewaterhouseCoopers for the years ended December 31, 2021 and 2022, respectively.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not have an equity securities repurchase program and did not repurchase any of our equity securities during the year ended December 31, 2022.

Item 16F. Change in Registrant’s Certifying Accountant

We changed our certifying accountant in 2020. Further disclosure is omitted in accordance with the Instruction 2 to Item 16F on Form 20-F. For details, please refer to Item 16F of our annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 22, 2021.

Item 16G. Corporate Governance

We were listed on the NYSE until September 1, 2022. The NYSE has imposed a series of corporate governance standards for companies listed on the NYSE in Section 303A of the NYSE Listed Company Manual. However, the NYSE provides that listed companies that are foreign private issuers, subject to certain limitations and conditions, are permitted to follow “home country” practice in lieu of the provisions of Section 303A of the NYSE Listed Company Manual. As a foreign private issuer listed on the NYSE, we were required to disclose a summary of the significant differences between our corporate governance practice and NYSE corporate governance rules that apply to U.S. domestic issuers.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

For the immediately preceding annual financial statement period, our auditor, PricewaterhouseCoopers Zhong Tian LLP (a registered public accounting firm that the PCAOB was unable to inspect or investigate completely) issued an audit report for us.

As of the date of this annual report and to our best knowledge:

(i)	the SASAC owns 100% equity interest in Chinalco and Chinalco owns 31.9% equity interest in Chalco;
(ii)	the SASAC owns 100% equity interest in Chinalco and Chinalco owns 31.9% equity interest in Chalco;
(iii)	eight members of our board of directors, including Liu Jianping, Zhu Runzhou, Ou Xiaowu, Jiang Tao, Zhang Jilong, Chen Pengjun, Qiu Guanzhou and Yu Jinsong are members of the Chinese Communist Party; and
(iv)	our Articles of Association contains provisions reflecting the requirements of the charter of the Chinese Communist Party, details of which are available in Exhibit 1.1 to this annual report.

PART III

Item 17. Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.

Item 19. Exhibits

Exhibit Number	Description
1.1*	English translation of the Amended Articles of Association of Aluminum Corporation of China Limited
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

8.1*	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2022
12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
96.1	Technical Report Summary (incorporated by reference to Exhibit 96.1 of the Amendment No. 1 to Form 20-F (file No. 001-15264) filed with the Securities and Exchange Commission on August 31, 2022)
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED
By:	/s/ Zhu Runzhou
Name: Zhu Runzhou
Title: Executive Director and President
Date: April 25, 2023

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

ALUMINUM CORPORATION OF CHINA LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Aluminum Corporation of China Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Aluminum Corporation of China Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Report of Independent Registered Public Accounting Firm (Continued)

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

Report of Independent Registered Public Accounting Firm (Continued)

Impairment assessment of property, plant and equipment

As described in Note 4 Estimates and assumptions (a), and Note 7 to the consolidated financial statements, the Group’s net carrying value of property, plant and equipment (PP&E) was RMB 109,277 million as of December 31, 2022. Management assesses related assets for potential impairment whenever there are indications that the carrying value of an asset or a group of assets may not be recoverable. As of December 31, 2022, management performed impairment assessment on PP&E with impairment indications at the level of cash generating unit (“CGU”) to which the PP&E was allocated using discounted cash flow model. The discounted cash flows model applied for the impairment assessment involved significant assumptions including product prices, discount rate and the fair value of certain PP&E to be disposed of. Based on the impairment test, RMB 3,795 million of impairment losses were recognized by management for PP&E for the year ended December 31, 2022.

The principal considerations for our determination that performing procedures relating to the impairment assessment of PP&E is a critical audit matter are there were significant judgements made by management in determining their respective recoverable amounts using discounted cash flows model. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in evaluating management’s significant assumptions including product prices, discount rate and the fair value of certain PP&E to be disposed of. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included evaluating and testing the effectiveness of controls relating to management’s impairment assessment of PP&E, including controls over the development of model and significant assumptions used in the impairment assessment. These procedures also included, among others, (i) testing management’s process for determining the recoverable amount of PP&E with impairment indications; (ii) evaluating the appropriateness of the management’s model used to determine the recoverable amount; (iii) evaluating the reasonableness of significant assumption of the product prices by comparing the management forecast prices against historical prices and present market prices, taking into account the published forecast prices; (iv) testing the completeness, accuracy and relevancy of the underlying data used and the mathematical accuracy of the calculations in the model. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the model and the reasonableness of certain significant assumptions, including the discount rate and the fair value of certain PP&E to be disposed of.

Report of Independent Registered Public Accounting Firm (Continued)

Impairment assessment of goodwill

As described in Note 4 Estimates and assumptions (b) and Note 6 to the consolidated financial statements, the Group’s carrying value of goodwill was RMB 3,495 million as of December 31, 2022. Management performed impairment assessment of goodwill on an annual basis. When performing the impairment assessment, the recoverable amount of the CGU to which the goodwill was allocated was estimated by management using discounted cash flows model, and compared with the carrying value of the CGU to determine if goodwill was impaired. The discounted cash flows model used for the impairment assessment involved significant assumptions including product prices, long-term growth rate and discount rate. Based on the impairment test, RMB 15 million of impairment losses were recognized by management for goodwill for the year ended December 31, 2022.

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

/s/PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 25, 2023

We have served as the Company’s auditor since 2020.

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

		December 31, 2022		December 31, 2021
	Notes	RMB’000	USD’000	RMB’000
ASSETS
Non-current assets
Intangible assets	6	12,950,823	1,877,693	13,333,988
Property, plant and equipment	7	109,276,880	15,843,658	121,383,020
Investment properties	8	1,917,623	278,029	1,814,589
Right-of-use assets	22 (a)	17,273,642	2,504,443	19,042,009
Investments in joint ventures	9 (a)	3,339,967	484,250	3,350,959
Investments in associates	9 (b)	6,402,638	928,295	6,441,793
Other financial assets measured at fair value	10	2,161,085	313,328	457,686
Deferred tax assets	11	2,057,900	298,367	2,096,459
Other non-current assets	12	2,431,500	352,534	2,832,661

Total non-current assets		157,812,058	22,880,597	170,753,164

Current assets
Inventories	13	24,712,322	3,582,950	21,642,654
Trade and notes receivables	14	5,874,021	851,653	7,106,729
Other current assets	15	4,689,697	679,942	4,275,669
Restricted cash	16	2,443,249	354,238	1,400,988
Cash and cash equivalents	16	16,816,684	2,438,190	19,683,619

Total current assets		54,535,973	7,906,973	54,109,659

Total assets		212,348,031	30,787,570	224,862,823

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As of December 31, 2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

		December 31, 2022		December 31, 2021
	Notes	RMB’000	USD’000	RMB’000
EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of the Company
Share capital	17	17,161,592	2,488,197	17,022,673
Shares held for employee share scheme	18	(404,685)	(58,674)	—
Other equity instruments	19	2,000,000	289,973	2,498,429
Other reserves	20	25,556,558	3,705,353	34,152,443
Retained earnings		10,089,547	1,462,846	6,810,078
		54,403,012	7,887,695	60,483,623

Non-controlling interests	40	33,352,955	4,835,724	29,213,945

Total equity		87,755,967	12,723,419	89,697,568

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	21	58,596,765	8,495,732	69,674,935
Deferred tax liabilities	11	1,451,692	210,476	1,403,291
Other non-current liabilities	23	2,176,784	315,604	2,171,427

Total non-current liabilities		62,225,241	9,021,812	73,249,653

Current liabilities
Trade and notes payables	25	22,536,331	3,267,461	18,588,416
Other payables and accrued liabilities	24	9,521,239	1,380,450	12,382,739
Contract liabilities	5	2,049,014	297,079	2,363,043
Financial liabilities at fair value through profit or loss	39.2	8,767	1,271	68,871
Income tax payable		392,119	56,852	847,163
Interest-bearing loans and borrowings	21	27,859,353	4,039,226	27,665,370

Total current liabilities		62,366,823	9,042,339	61,915,602

Total liabilities		124,592,064	18,064,151	135,165,255

Total equity and liabilities		212,348,031	30,787,570	224,862,823

Net current liabilities		(7,830,850)	(1,135,366)	(7,805,943)

Total assets less current liabilities		149,981,208	21,745,231	162,947,221

The accompanying notes on pages F-13 to F-127 are an integral part of these consolidated financial statements.

The financial statements on pages F-6 to F-127 were approved by the Board of Directors on April 25, 2023.

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2020, 2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

		2022		2021	2020
	Note	RMB’000	USD’000	RMB’000	RMB’000
Revenue	5	290,987,942	42,189,286	298,885,350	203,993,079
Cost of sales	27	(259,704,084)	(37,653,553)	(264,168,773)	(188,520,176)
Gross profit		31,283,858	4,535,733	34,716,577	15,472,903
Selling and distribution expenses	27	(418,909)	(60,736)	(383,233)	(372,361)
General and administrative expenses	27	(6,008,207)	(871,108)	(6,325,461)	(5,061,001)
Research and development expenses	27	(4,805,174)	(696,685)	(2,417,448)	(1,465,313)
Impairment losses on property, plant and equipment	7	(3,795,420)	(550,284)	(4,064,673)	(681,257)
Net impairment losses on financial assets	28	(414,139)	(60,045)	(1,390,765)	(967,942)
Other income	29	235,785	34,186	173,156	304,399
Other gains/(losses) - net	30	315,359	45,723	(1,641,015)	373,092
Operating profit		16,393,153	2,376,784	18,667,138	7,602,520

Finance income	31	477,137	69,178	311,103	266,209
Finance costs	31	(3,894,867)	(564,703)	(4,532,666)	(5,069,701)
Finance costs, net		(3,417,730)	(495,525)	(4,221,563)	(4,803,492)

Impairment loss on investment in an associate	9 (b)	(75,997)	(11,019)	—	—
Share of net profits/(losses) of investments accounted for using the equity method
Joint ventures	9 (a)	178,910	25,940	164,100	180,502
Associates	9 (b)	130,632	18,940	(423,247)	(93,518)
		309,542	44,880	(259,147)	86,984

Profit before income tax		13,208,968	1,915,120	14,186,428	2,886,012

Income tax expense	34	(2,365,639)	(342,985)	(2,869,551)	(641,329)
Profit for the year		10,843,329	1,572,135	11,316,877	2,244,683

Profit attributable to:
Owners of the Company		4,191,927	607,772	5,759,422	862,054
Non-controlling interests		6,651,402	964,363	5,557,455	1,382,629

		10,843,329	1,572,135	11,316,877	2,244,683

Basic and diluted earnings per share attributable to owners of the Company (expressed in RMB and USD per share)	35	0.239	0.035	0.326	0.034

Profit for the year		10,843,329	1,572,135	11,316,877	2,244,683
Other comprehensive income
Items that will be reclassified to profit or loss
Exchange differences on translation of foreign operations		(480,513)	(69,668)	254,116	159,943
Items that will not be reclassified to profit or loss
Changes in fair value of financial assets measured at fair value through other comprehensive income		(43,884)	(6,363)	(6,172)	(91,646)
Income tax effect		7,236	1,049	5,731	9,406
Share of other comprehensive income of associates and joint ventures accounted for using the equity method		(5,628)	(816)	6,292	—
Other comprehensive income for the year, net of tax		(522,789)	(75,798)	259,967	77,703

Total comprehensive income for the year		10,320,540	1,496,337	11,576,844	2,322,386

Total comprehensive income for the year attributable to:
Owners of the company		3,676,881	533,097	6,010,739	972,773
Non-controlling interests		6,643,659	963,240	5,566,105	1,349,613
		10,320,540	1,496,337	11,576,844	2,322,386

The accompanying notes on pages F-13 to F-127 are an integral part of these consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

As of December 31, 2020, 2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the Company
		Capital reserves
	Share			Shares held	Statutory			Other	Foreign currency			Non-
	capital	Share	Other	for employee	surplus	Special	Fair value	equity	translation	Retained		controlling	Total
	(Note 17)	premium	reserves	share scheme	reserve	reserve	reserve	instruments	reserve	earnings	Total	interests	equity
As of December 31, 2021	17,022,673	26,958,144	1,159,190	—	1,892,286	287,983	20,760	2,498,429	600,995	6,824,227	57,264,687	15,518,810	72,783,497
Changes in accounting policies (Note 3.1.4)	—	—	—	—	—	—	—	—	—	61,526	61,526	12,196	73,722
Adjustment due to business combinations under common control (Note 41)	—	3,048,626	1,356	—	—	33,346	146,691	—	3,066	(75,675)	3,157,410	13,682,939	16,840,349
As of January 1, 2022	17,022,673	30,006,770	1,160,546	—	1,892,286	321,329	167,451	2,498,429	604,061	6,810,078	60,483,623	29,213,945	89,697,568
Profit for the year	—	—	—	—	—	—	—	—	—	4,191,927	4,191,927	6,651,402	10,843,329
Other comprehensive income for the year
Changes in fair value of equity investments at fair value through other comprehensive income, net of tax	—	—	—	—	—	—	(23,061)	—	—	—	(23,061)	(13,587)	(36,648)
Exchange differences on translation of foreign operations	—	—	—	—	—	—	—	—	(486,357)	—	(486,357)	5,844	(480,513)
Share of other comprehensive loss of associates and joint ventures accounted for using the equity method	—	—	—	—	—	—	(5,628)	—	—	—	(5,628)	—	(5,628)
Total comprehensive income for the year	—	—	—	—	—	—	(28,689)	—	(486,357)	4,191,927	3,676,881	6,643,659	10,320,540

Business combinations under common control (Note 41)	—	(8,549,073)	—	—	—	—	—	—	—	(90,242)	(8,639,315)	—	(8,639,315)
Transactions with non-controlling shareholders	—	—	(17,911)	—	—	—	—	—	—	—	(17,911)	15,846	(2,065)
Appropriation to surplus reserves	—	—	—	—	168,254	—	—	—	—	(168,254)	—	—	—
Issuance of shares for employee share scheme (Note 18)	138,919	265,766	—	(404,685)	—	—	—	—	—	—	—	—	—
Employee share schemes-value of employee services	—	—	48,172	—	—	—	—	—	—	—	48,172	86	48,258
Capital contribution to a branch of the Company	—	—	5,080	—	—	—	—	—	—	—	5,080	—	5,080
Other appropriations	—	—	—	—	—	(4,959)	—	—	—	—	(4,959)	(12,725)	(17,684)
Share of reserves of joint ventures and associates	—	—	453	—	—	3,379	—	—	—	—	3,832	—	3,832
Distribution of other equity instruments	—	—	—	—	—	—	—	—	—	(109,071)	(109,071)	—	(109,071)
Dividends distribution by subsidiaries to non-controlling shareholders	—	—	—	—	—	—	—	—	—	—	—	(2,507,856)	(2,507,856)
Distribution of dividends	—	—	—	—	—	—	—	—	—	(544,891)	(544,891)	—	(544,891)
Repayment of senior perpetual securities	—	—	—	—	—	—	—	(2,498,429)	—	—	(2,498,429)	—	(2,498,429)
Issuance of senior perpetual securities	—	—	—	—	—	—	—	2,000,000	—	—	2,000,000	—	2,000,000
As of December 31, 2022	17,161,592	21,723,463	1,196,340	(404,685)	2,060,540	319,749	138,762	2,000,000	117,704	10,089,547	54,403,012	33,352,955	87,755,967

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

As of December 31, 2020, 2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the Company
		Capital reserves
	Share			Shares held	Statutory			Other	Foreign currency	Retained		Non-
	capital	Share	Other	for employee	surplus	Special		equity	translation	earnings/		controlling	Total
	(Note 17)	premium	reserves	share scheme	reserve	reserve	Fair value reserve	instruments	reserve	(Accumulated losses )	Total	interests	equity
As of December 31, 2020	17,022,673	27,353,768	1,161,392	—	5,867,557	180,428	7,618	4,486,429	345,205	(1,975,753)	54,449,317	16,855,847	71,305,164
Changes in accounting policies (Note 3.1.4)	—	—	—	—	—	—	—	—	—	63,068	63,068	—	63,068
Adjustment due to business combinations under common control (Note 41)	—	2,499,341	—	—	—	20,590	115,116	—	3,391	(753,565)	1,884,873	8,737,586	10,622,459
As of January 1, 2021	17,022,673	29,853,109	1,161,392	—	5,867,557	201,018	122,734	4,486,429	348,596	(2,666,250)	56,397,258	25,593,433	81,990,691
Profit for the year	—	—	—	—	—	—	—	—	—	5,759,422	5,759,422	5,557,455	11,316,877
Other comprehensive income for the year
Changes in fair value of equity investments at fair value through other comprehensive income, net of tax	—	—	—	—	—	—	(10,440)	—	—	—	(10,440)	9,999	(441)
Exchange differences on translation of foreign operations	—	—	—	—	—	—	—	—	255,465	—	255,465	(1,349)	254,116
Share of other comprehensive income of associates and joint ventures accounted for using the equity method	—	—	—	—	—	—	6,292	—	—	—	6,292	—	6,292
Total comprehensive income for the year	—	—	—	—	—	—	(4,148)	—	255,465	5,759,422	6,010,739	5,566,105	11,576,844

Business combinations under common control	—	(395,624)	—	—	—	—	—	—	—	—	(395,624)	—	(395,624)
Capital injection from non-controlling shareholders	—	549,285	9,798	—	—	—	—	—	—	—	559,083	2,137,038	2,696,121
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(3,886)	(3,886)
Appropriation to surplus reserves	—	—	—	—	254,642	—	—	—	—	(254,642)	—	—	—
Other appropriations	—	—	1,356	—	—	115,968	—	—	—	—	117,324	92,918	210,242
Share of reserves of joint ventures and associates	—	—	—	—	—	4,343	—	—	—	—	4,343	—	4,343
Disposal of other equity instrument investments	—	—	—	—	—	—	48,865	—	—	(48,865)	—	—	—
Distribution of other equity instruments	—	—	—	—	—	—	—	—	—	(209,500)	(209,500)	(140,127)	(349,627)
Offset of statutory surplus reserves against accumulated losses	—	—	—	—	(4,229,913)	—	—	—	—	4,229,913	—	—	—
Dividends distribution by subsidiaries to non- controlling shareholders	—	—	—	—	—	—	—	—	—	—	—	(645,286)	(645,286)
Repayment of senior perpetual securities	—	—	(12,000)	—	—	—	—	(1,988,000)	—	—	(2,000,000)	(3,386,250)	(5,386,250)
As of December 31, 2021	17,022,673	30,006,770	1,160,546	—	1,892,286	321,329	167,451	2,498,429	604,061	6,810,078	60,483,623	29,213,945	89,697,568

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

As of December 31, 2020, 2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the Company
		Capital reserve
	Share			Statutory			Other	Foreign currency			Non-
	capital	Share	Other capital	surplus	Special	Fair value	equity	translation	Accumulated		controlling	Total
	(Note 17)	premium	reserves	reserve	reserve	reserve	instruments	reserve	losses	Total	interests	equity
As of December 31, 2019	17,022,673	27,363,826	1,108,544	5,867,557	139,891	49,511	5,487,104	182,197	(2,465,059)	54,756,244	16,096,611	70,852,855
Changes in accounting policies (Note 3.1.4)	—	—	—	—	—	—	—	—	(240)	(240)	—	(240)
Adjustment due to business combinations under common control (Note 41)	—	2,496,478	—	—	17,664	124,653	—	4,250	(788,005)	1,855,040	8,237,028	10,092,068
As of January 1, 2020	17,022,673	29,860,304	1,108,544	5,867,557	157,555	174,164	5,487,104	186,447	(3,253,304)	56,611,044	24,333,639	80,944,683
Profit for the year	—	—	—	—	—	—	—	—	862,054	862,054	1,382,629	2,244,683
Other comprehensive income for the year
Changes in fair value of equity investments at fair value through other comprehensive income, net of tax	—	—	—	—	—	(51,430)	—	—	—	(51,430)	(30,810)	(82,240)
Exchange differences on translation of foreign operations	—	—	—	—	—	—	—	162,149	—	162,149	(2,206)	159,943
Total comprehensive income for the year	—	—	—	—	—	(51,430)	—	162,149	862,054	972,773	1,349,613	2,322,386
Business combinations under common control	—	(13,329)	—	—	—	—	—	—	—	(13,329)	23,996	10,667
Capital injection from non-controlling shareholders	—	6,134	—	—	—	—	—	—	—	6,134	482,717	488,851
Issuance of senior perpetual securities	—	—	—	—	—	—	1,000,000	—	—	1,000,000	—	1,000,000
Disposal of subsidiaries	—	—	3,616	—	—	—	—	—	—	3,616	(15,704)	(12,088)
Release of deferred government subsidies	—	—	49,290	—	—	—	—	—	—	49,290	—	49,290
Other appropriations	—	—	—	—	39,567	—	—	—	—	39,567	(6,994)	32,573
Share of reserves of joint ventures and associates	—	—	(58)	—	3,896	—	—	—	—	3,838	—	3,838
Distribution of other equity instruments	—	—	—	—	—	—		—	(275,000)	(275,000)	(146,416)	(421,416)
Underwriting fees of other equity instruments	—	—	—	—	—	—	(675)	—	—	(675)	—	(675)
Dividends distribution of subsidiaries to non- controlling shareholders	—	—	—	—	—	—	—	—	—	—	(427,418)	(427,418)
Repayment of senior perpetual securities	—	—	—	—	—	—	(2,000,000)	—	—	(2,000,000)	—	(2,000,000)
As of December 31, 2020	17,022,673	29,853,109	1,161,392	5,867,557	201,018	122,734	4,486,429	348,596	(2,666,250)	56,397,258	25,593,433	81,990,691

The accompanying notes on pages F-13 to F-127 are an integral part of these consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2020, 2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

		For the year ended December 31
		2022		2021	2020
	Notes	RMB’000	USD’000	RMB’000	RMB’000
Net cash inflows from operating activities	37	27,745,178	4,022,673	35,156,246	19,418,532

Investing activities
Purchases of intangible assets		(197,352)	(28,613)	(218,264)	(5,395)
Purchases of property, plant and equipment		(4,416,315)	(640,305)	(3,190,928)	(10,325,459)
Purchases of right-of-use assets		(137,529)	(19,940)	(2,544)	—
Proceeds from disposal of property, plant and equipment		47,875	6,941	1,014,745	1,551,716
Proceeds from disposal of intangible assets		25,320	3,671	9,548	277,715
Proceeds from disposal of right-of-use assets		13,796	2,000	21,421	15,117
Proceeds from disposal of subsidiaries, net of cash		94,496	13,701	20,950	42,910
Proceeds from disposal of a joint venture and an associate		72,079	10,450	113,514	—
Proceeds from acquisition of subsidiaries, net of cash		—	—	—	3,690
Investments in joint ventures		—	—	—	(4,333)
Investments in associates		—	—	—	(175,433)
Investments in other financial assets measured at fair value		(15,330,000)	(2,222,641)	(11,921,000)	(7,020,000)
Proceeds from disposal of other financial assets measured at fair value		15,000,000	2,174,796	12,850,400	11,320,283
Investment loss/(income) from other financial assets measured at fair value		351,537	50,968	(447,136)	524,727
Dividends received from financial assets at fair value through other comprehensive income		11,499	1,667	15,268	125,617
Dividends received from associates and joint ventures		311,895	45,221	542,961	323,109
Change in deposit of futures contracts		673,392	97,633	(617,559)	(21,664)
Repayment of entrusted loans		—	—	60,395	6,000
Assets-related government grants received		61,010	8,846	75,971	53,558
Net cash outflows from investing activities		(3,418,297)	(495,605)	(1,672,258)	(3,307,842)

Financing activities
Instalment payment of bonds and shares issuance expenses		(8,769)	(1,271)	(55,167)	(29,285)
Proceeds from issuance of short-term bonds and medium-term notes		8,500,000	1,232,384	24,845,054	25,900,000
Repayments of senior perpetual securities		(2,498,429)	(362,238)	(5,386,250)	(2,000,000)
Proceeds from issuance of senior perpetual securities		2,000,000	289,973	—	1,000,000
Repayments of short -term bonds and medium-term notes		(11,543,196)	(1,673,606)	(21,537,420)	(30,638,813)
Repayments of gold leasing arrangements		—	—	—	(6,921,860)
Distributions of senior perpetual securities		(109,071)	(15,814)	(349,627)	(421,416)
Drawdown of short-term and long-term bank and other loans		23,110,651	3,350,729	35,427,456	62,547,304
Repayments of short-term and long-term bank and other loans		(30,462,437)	(4,416,638)	(53,661,147)	(61,447,357)
Lease payments		(1,599,072)	(231,844)	(554,668)	(1,748,202)
Issuance of shares for employee share scheme		404,685	58,674	—	—
Capital injection from non-controlling shareholders		—	—	2,730,055	259,966
Cash consideration paid for business combination under common control		(8,549,073)	(1,239,499)	(395,624)	—
Dividends paid by subsidiaries to non-controlling shareholders		(2,513,038)	(364,356)	(579,047)	(423,331)
Proceeds from loans of non-controlling shareholders		50,000	7,249	—	95,000
Repayments of loans of non-controlling shareholders		(45,000)	(6,524)	—	(60,000)
Purchases of shares of subsidiary from non-controlling shareholders		—	—	—	(69,192)
Interest paid		(3,775,000)	(547,324)	(3,901,665)	(4,272,577)
Others		—	—	4,646	—
Net cash outflow from financing activities		(27,037,749)	(3,920,105)	(23,413,404)	(18,229,763)

Net (decrease)/increase in cash and cash equivalents		(2,710,868)	(393,037)	10,070,584	(2,119,073)
Cash and cash equivalents at the beginning of the year		19,683,619	2,853,856	9,540,589	11,751,710
Net foreign exchange differences		(156,067)	(22,629)	72,446	(92,048)

Cash and cash equivalents at the end of the year	16	16,816,684	2,438,190	19,683,619	9,540,589

The accompanying notes on pages F-13 to F-127 are an integral part of these consolidated financial statements.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

1        GENERAL INFORMATION

Aluminum Corporation of China Limited (the “Company”) (中國鋁業股份有限公司) and its subsidiaries (together the “Group”) are principally engaged in the exploration and mining of bauxite resources; production, sales, related technical development and technical services of alumina, primary aluminum, aluminum alloy and carbon; power generation business; exploration, mining and operation of coal resources; trading and logistics.

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

On August 12, 2022 (U.S.Eastern Time), the Company has notified the New York Stock Exchange (“NYSE”) of its proposed application for voluntary delisting of its American depositary shares (the “ADSs”) from the NYSE. The last trading day of ADSs on the NYSE was on September 1, 2022. On and after such date, the ADSs of the Company would no longer be listed on the NYSE. After the Company completed the delisting on September 1, 2022, the Company will then apply for deregistration of the ADSs.

In the opinion of the directors, the ultimate parent of the Company is Aluminum Corporation of China (“Chinalco”) (中國鋁業集團有限公司), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

1        GENERAL INFORMATION (CONTINUED)

Information about subsidiaries

Particulars of the Company’s principal subsidiaries are as follows:

				Percentage of equity
	Place of			attributable to
	registration and	Registered		the Company
Name	business	capital	Principal activities	Direct	Indirect
Shanxi Huaxing Aluminum Co. Ltd. (“Shanxi Huaxing”) (山西華興鋁業有限公司)	PRC/Mainland China	1,850,000	Manufacture and distribution of alumina	60.00%	40.00%
Baotou Aluminum Co., Ltd. (“Baotou Aluminum“) (包頭鋁業有限公司)	PRC/Mainland China	2,245,510	Manufacture and distribution of primary aluminum, aluminum alloy and related fabricated products and carbon products	100.00%	—
China Aluminum International Trading Co., Ltd. (“Chalco Trading”) (中鋁國際貿易有限公司)	PRC/Mainland China	1,731,111	Import and export activities	100.00%	—

Chalco Shanxi New Material Co., Ltd. (“Shanxi New Material”) (中鋁山西新材料有限公司)	PRC/Mainland China	4,279,601	Manufacture and distribution of alumina, primary aluminum and anode carbon products and electricity generation and supply	85.98%	—
China Aluminum International Trading Group Co., Ltd. (“Trading Group”) (中鋁國際貿易集團有限公司)	PRC/Mainland China	1,030,000	Import and export activities	100.00%	—
Zunyi Aluminum Co., Ltd. (遵義鋁業股份有限公司)	PRC/Mainland China	3,204,900	Manufacture and distribution of primary aluminum and alumina	67.45%	—
Chalco Hong Kong Ltd. (“Chalco Hong Kong”) (中國鋁業香港有限公司)	Hong Kong	HKD6,778,835 in thousand	Overseas investments and alumina import and export activities, and mining and distribution of bauxite.	100.00%	—
Chalco Mining Co., Ltd. (“Chalco Mining“) (中鋁礦業有限公司)	PRC/Mainland China	4,028,859	Manufacture, acquisition and distribution of bauxite mines, limestone ore and alumina	100.00%	—
Chalco Energy Co., Ltd. (“Chalco Energy”) (中鋁能源有限公司)	PRC/Mainland China	1,384,398	Thermoelectric supply and investment management	100.00%	—
China Aluminum Ningxia Energy Group Co., Ltd. (“Ningxia Energy“) (中鋁寧夏能源集團)	PRC/Mainland China	5,025,800	Thermal power, wind power and solar power generation, coal mining, and power-related equipment manufacturing	70.82%	—
Guizhou Huajin Aluminum Co., Ltd. (“Guizhou Huajin“) (貴州華錦鋁業有限公司)	PRC/Mainland China	1,000,000	Manufacture and distribution of alumina	60.00%	—

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

1        GENERAL INFORMATION (CONTINUED)

				Percentage of equity
	Place of			attributable to
	registration and	Registered		the Company
Name	business	capital	Principal activities	Direct	Indirect
Chalco Zhengzhou Research Institute of Non-ferrous Metal Co., Ltd. (中國鋁業鄭州有色金屬研究院有限公司)	PRC/Mainland China	214,858	Research and development services	100.00%	—
Chinalco New Materials Co., Ltd (“Chinalco New Material “) (中鋁新材料有限公司)	PRC/Mainland China	6,450,000	Manufacture and distribution of alumina, aluminium hydroxide and trading	100.00%
China Aluminum Logistics Group Corporation Co., Ltd. (中鋁物流集團有限公司)	PRC/Mainland China	964,291	Logistics and transportation	100.00%	—
Chinalco Shanxi Jiaokou Xinghua Technology Ltd. (“Xinghua Technology“) (中鋁集團山西交口興華科技股份有限公司)	PRC/Mainland China	588,182	Manufacture and distribution of primary aluminum	33.00%	33.00%
Chinalco Shanghai Company Limited (“Chinalco Shanghai“) (中鋁(上海)有限公司)	PRC/Mainland China	968,300	Trading and engineering project management and leasing	100.00%	—
Shanxi Chinalco Resources Co., Ltd. (“Shanxi Chinalco Resources”) (山西中鋁華潤有限公司)	PRC/Mainland China	1,641,750	Manufacture and distribution of primary aluminum	40.00%	—
Guizhou Huaren New Material Co., Ltd. (“Guizhou Huaren”) (貴州華仁新材料有限公司)	PRC/Mainland China	1,200,000	Manufacture and distribution of primary aluminum	40.00%	—
Chinalco Materials Co., Ltd. (中鋁物資有限公司)	PRC/Mainland China	1,000,000	Import and export activities and trading	100.00%	—
Yunnan Aluminum Co., Ltd. (“Yunnan Aluminum”) (雲南鋁業股份有限公司).	PRC/Mainland China	3,467,957	Manufacture and distribution of primary aluminum and alumina	29.10%	—
Chalco (Shanghai) Carbon Co., Ltd.(“Shanghai Carbon”)( 中鋁（上海）碳素有限公司)	PRC/Mainland China	1,000,000	Manufacture and distribution of anode and cathode carbon	100.00%	—
Lanzhou Aluminum Co., Ltd.( 蘭州鋁業有限公司)	PRC/Mainland China	1,593,648	Manufacture and distribution of primary aluminum	100.00%	—

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

2        SIGNIFICANT CHANGES IN THE CURRENT REPORTING PERIOD

In 2022, the Company acquired 19% equity interest in Yunnan Aluminum and the entire equity interests in Pingguo Aluminum, both of which were subsidiaries of Chinalco. These transactions were regarded as business combinations under common control (Note 41) and merger accounting was applied by the Group as described in Note 3.3(a). The comparative information has been restated accordingly.

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of the Company and its subsidiaries.

3.1     Basis of preparation

3.1.1  Compliance with IFRS

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

3.1.2  Going concern

As of December 31, 2022, the Group’s current liabilities exceeded its current assets by approximately RMB7,831 million (December 31, 2021: RMB7,806 million). The directors of the Company have considered the Group’s available sources of funds as follows:

●	The Group’s expected net cash inflows from operating activities for 2023;
●	Unutilized banking facilities of approximately RMB99,189 million As of December 31, 2022, of which RMB49,380 million will be available over the 12 months from December 31, 2022. The directors of the Company are in the view that these banking facilities could be renewed upon expiration based on the Group’s past experience and good credit standing;
●	Other available sources of financing from banks and other financial institutions given the Group’s credit history.

The directors of the Company believe that the Group has adequate resources to continue operations for the foreseeable future of not less than 12 months from December 31, 2022. Accordingly, the directors of the Company are of the opinion that it is appropriate to adopt the going concern basis in preparing the consolidated financial statements.

3.1.3  Historical cost convention

The financial statements have been prepared on a historical cost basis except for certain financial assets and financial liabilities measured at fair value.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.1     Basis of preparation (Continued)

3.1.4  New and amended standards adopted by the Group

The Group has applied the following amendment for the first time for their annual reporting period commencing January 1, 2022.

(i) The amendment to IAS 16 Property, Plant and Equipment-Proceeds before Intended Use

The amendment to IAS 16 Property, Plant and Equipment prohibits deduction of the cost of an item of property, plant and equipment from any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

This change in accounting policy has been accounted for retrospectively and the comparative information has been restated. The effect of adjustment on earliest period presented is as following:

RMB
Items	January 1, 2020
Property, plant and equipment	(240)
Retained earnings	(240)

For the year ended
December 31, 2020
Revenue	117,109
Cost of sales	(53,801)

RMB
Items	January 1, 2021
Property, plant and equipment	63,068
Retained earnings	63,068

For the year ended
December 31, 2021
Revenue	82,280
Cost of sales	(71,626)

Other than the amendment to IAS16, there are also new and amended standards that are mandatory for the first time for the Group’s financial year beginning on January 1, 2022 and are applicable by the Group: Annual improvements, Amendments to IFRS 3, Amendments to IAS 37. The adoption of these amended standards did not have any significant financial impact to the Group.

As the retrospective application of the amendment to IAS 16 Property, Plant and Equipment did not have material impact to the Group’s financial position and performance, the Group did not present the third balance sheet as of January 1, 2021.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.1     Basis of preparation (Continued)

3.1.5	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatorily effective for December 31, 2022 reporting periods and have not been early adopted by the Group. Except for the amendments of IAS 12 on deferred income tax which impact is being assessed by management, other new standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

3.2     Principles of consolidation and equity accounting

3.2.1	Subsidiaries

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

The acquisition method of accounting is used to account for business combinations by the Group (Note 3.3).

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

3.2.2	Associates

Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (Note 3.2.4), after initially being recognized at cost.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.2     Principles of consolidation and equity accounting (Continued)

3.2.3  Joint arrangements

Under IFRS 11 ‘Joint Arrangements’, investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Group only has joint ventures.

Joint ventures

Interests in joint ventures are accounted for using the equity method (Note 3.2.4), after initially being recognized at cost in the consolidated statement of financial position.

3.2.4  Equity method

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.

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

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in Note 3.11.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.2     Principles of consolidation and equity accounting (Continued)

3.2.5  Changes in ownership interests

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

3.3     Business combination

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.3     Business combination (Continued)

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

The comparative financial data have been restated to reflect the business combinations under common control occurred during this year (Note 41).

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.3     Business combination (Continued)

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

3.4     Separate financial statements

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

3.5     Segment reporting

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.6     Foreign currency translation

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.6     Foreign currency translation (Continued)

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

3.7     Property, plant and equipment

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

Except for the coal mining structures which depreciation is calculated using the unit-of-production method, depreciation of property, plant and equipment is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

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

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 3.11).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.8     Investment properties

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

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

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

3.9      Intangible assets

(a)      Goodwill

Goodwill is measured as described in Note 3.3. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.9      Intangible assets (Continued)

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

(c)      Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use specific software. These costs are amortized over their estimated useful lives, which do not exceed 10 years. Costs associated with maintaining computer software programmers are recognized as an expense as incurred.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.9     Intangible assets (Continued)

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

3.10   Research and development costs

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

3.11   Impairment of non-financial assets

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.12   Non-current assets (or disposal groups) held for sale

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

3.13   Investments and other financial assets

(a)     Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and
●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

Except for trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables and notes receivable that do not contain a significant financing component or for which the Group has applied the practical expedient are initially measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition” below.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.13   Investments and other financial assets (Continued)

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

(iii)	Financial assets designated at fair value through other comprehensive income (equity investments)

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.13   Investments and other financial assets (Continued)

(b)	Subsequent measurement (Continued)
(iv)	Financial assets at fair value through profit or loss

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.13   Investments and other financial assets (Continued)

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

Debt investments at fair value through other comprehensive income and financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables, notes receivable and contract assets which apply the simplified approach as detailed below.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.13   Investments and other financial assets (Continued)

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

3.14   Financial liabilities

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.14   Financial liabilities (Continued)

(b)	Subsequent measurement (Continued)
(ii)	Financial liabilities at amortized cost (loans and borrowings)

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

3.15   Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet where the Group currently has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.16   Derivatives

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

3.17   Inventories

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

3.18   Cash and cash equivalents

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

3.19   Borrowing costs

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

3.20   Current and deferred income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.20   Current and deferred income tax (Continued)

Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries and associates or jointly ventures operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

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

3.21   Employee benefits

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.21   Employee benefits (Continued)

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

(c)

In addition, the Company and its eligible subsidiaries have established an enterprise annuity plan in accordance with national policies and relevant requirements under the Company’s system. Fees required for the enterprise annuity plan shall be jointly paid by the enterprise and its employees. Employees may elect to join or not to join the enterprise annuity plan on voluntary basis.

As of December 31, 2022, the Group had no forfeited contributions available to offset contributions payable in future years. For the year ended December 31, 2022, other than the early retirement scheme implemented by the Group as described in Note 23(i), the Group didn’t have any other defined benefit plan.

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

(f)

The Abolition of the use of the accrued benefits derived from employers’ “mandatory” contributions to MPF and ORSO to offset the long service payment (“LSP”) and severance payment (the “Amendment”) accrued from the Transition Date (not later than 2025) was enacted on June 17, 2022. As the LSP is a defined benefit plan, the Amendment changes the employer’s legal obligation which is considered as a plan amendment under HKAS 19/IAS 19 and thus the impact should be considered in 2022. However, as the Group only has very few employees that in the scope of the Amendment, the Group is of the view that the Amendment will have immaterial impact to the Group’s financial position and performance.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.22   Share-based payment

(a)	Equity-settled share-based payment transactions

The Group operates a share incentive plan, under which the Company issued restricted shares to certain employees of the Group as the consideration for the services received from such employees. The fair value of the services received in exchange for the grant of the restricted shares is recognized as an expense on the consolidated statement of profit with a corresponding increase in equity. In terms of the restricted shares awarded to employees, the total amount to be expensed is determined by reference to the fair value of equity instruments granted. In addition, the Company has an obligation to re-purchase the restricted shares forfeited due to unsatisfaction of service condition or performance condition. Accordingly, treasury shares and corresponding liability for the consideration of re-purchase of the restricted shares are recognized at the issue date of the shares.

Service and non-marketing performance conditions are included in calculation of the number of restricted shares that are expected to vest. The total amount expensed is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

At the end of each reporting period, the Group revises its estimates of the number of restricted shares that are expected to vest based on the non-marketing performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity.

3.23   Provisions

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

3.24   Revenue recognition

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.24   Revenue recognition (continued)

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

Revenue from the sale of industrial products (including sales of scrap and other materials) is recognized at the point in time when control of the asset is transferred to the customer, generally on acceptance of the industrial products. Revenue from electricity is recognized upon transmission of electricity based on the confirmation from the power grid.

(b)	Rendering of services

The Group provides transportation service and the revenue from services is recognized over time, using an input method to measure progress towards complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided by the Group.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.25   Earnings per share

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

3.26   Dividend income

Dividend income is recognized when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

3.27   Leases

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.27   Leases (Continued)

●	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date;
●	amounts expected to be payable by the Group under residual value guarantees;
●	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
●	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

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

To determine the incremental borrowing rate, the Group:

●	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received;
●	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third-party financing, and,
●	makes adjustments specific to the lease, e.g. term, country, currency and security.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.27   Leases (Continued)

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

3.28   Dividend distribution

Provision is made for the amount of any dividend declared, being appropriately authorized and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

3.29   Government grants

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.29   Government grants (Continued)

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

3.30   Interest income

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

4        SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

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

(a)	Significant influence over an entity in which the Group holds less than 20% of voting rights

At December 31, 2022, the Group owned a 6.68% equity interest in China Copper Mineral Resources Co.,Ltd. (“China Resources”) (中銅礦產資源有限公司). The Group considers that it has significant influence over Chalco Resources even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the five directors of the Board of Directors of Chalco Resources, thus have the right to participate in decision making of China Resources.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

4        SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Judgements (Continued)

(a)	Significant influence over an entity in which the Group holds less than 20% of voting rights (Continued)

At December 31, 2022, the Group owned a 16% equity interest in Baise New Aluminum Power Co., Ltd. (“New Aluminum Power”) (百色新鋁電力有限公司). The Group considers that the Group has significant influence over New Aluminum Power even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the nine directors of the Board of Directors of New Aluminum Power, thus have the right to participate in decision making of New Aluminum Power.

At December 31, 2022, the Group owned 14.71% of the voting right of Chinalco Capital Holdings Co., Ltd. (“Chinalco Capital”) (中鋁資本控股有限公司). The Group considers that the Group has significant influence over Chinalco Capital even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the three directors of the Board of Directors of Chinalco Capital, thus have the right to participate in decision making of Chinalco Capital.

At December 31, 2022, the Group owned a 14.29% equity interest in Inner Mongolia Geliugou Co., Ltd. (“Inner Mongolia Geliugou”) (內蒙古圪柳溝能源有限公司). The Group considers that it has significant influence over Inner Mongolia Geliugou even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the seven directors of the Board of Directors of Inner Mongolia Geliugou, thus have the right to participate in decision making of Inner Mongolia Geliugou.

At December 31, 2022, the Group owned a 19.49% equity interest in Chalco Innovation Development Investment Co., Ltd. (“Chalco Innovation”) (中鋁創新開發投資有限公司). The Group considers that it has significant influence over Chalco Innovation even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the seven directors of the Board of Directors of Chalco Innovation, thus have the right to participate in decision making of Chalco Innovation.

(b)	Consolidation of entities in which the Group holds less than a majority of voting rights

As of December 31, 2022,  the Company owned 29.10% of the total issued share capital of Yunnan Aluminum and was the largest shareholder of Yunnan Aluminum. Considering the following factors, the directors of the Company are of the view that the Company have defacto control over Yunnan Aluminum, and accordingly Yunnan Metallurgical is regarded as a defacto agent of the Company in respect of the shareholding of Yunnan Aluminum, and therefore consolidated Yunnan Aluminum in the Company’s consolidated financial statements:

(i)Yunnan Metallurgical, which is a fellow subsidiary of the Company under common control of Chinalco, is the second largest shareholder of Yunnan Aluminum with 13% of shareholding. Pursuant to the share transfer agreement between the Company and Yunnan Metallurgical, the Company will be able to nominate more than half of directors of Yunnan Aluminum. In addition, pursuant to Chinalco’s directions to the Company and Yunnan Metallurgical, the Company will have Yunnan Metallurgical’s support in exercising voting rights at the board and shareholders’ meeting. Consequently, the Company is able to have a majority voting rights at the board of Yunnan Aluminum and controls in aggregate 42.10% voting rights at the shareholders’ meeting of Yunnan Aluminum.

(ii)Other than the Company and Yunnan Metallurgical, the remaining investors of Yunan Aluminum are made up of a large number of widely dispersed, unrelated individual investors who do not have a mechanism to act collectively to veto the Company’s decisions.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

4        SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Judgements (Continued)

(b)	Consolidation of entities in which the Group holds less than a majority of voting rights (Continued)

(iii)Taking into account the large volume of inter-company transactions between the Group and Yunnan Aluminum and the similarity of industry and synergies of operation between the Group and Yunnan Aluminum, the Company has sufficient experience, ability and incentive to direct the relevant activities of Yunnan Aluminum, which expose the Group to variable returns, thus the Group have control over Yunnan Aluminum.

As of December 31, 2022, the Group owned a 40.23% equity interest in Ningxia Yinxing Energy Co., Ltd. (“Yinxing Energy”) (寧夏銀星能源股份有限公司). Since the remaining 59.77% of the equity shares in Yinxing Energy are held by a large number of individual shareholders, in opinion of the directors of the Company, the Group has control over Yinxing Energy, and Yinxing Energy continues to be included in the consolidation scope.

As of December 31, 2022, the Company owned a 40% equity interest in Guizhou Huaren New Materials Co., Ltd. (“Guizhou Huaren”)(貴州華仁新材料有限公司). In accordance with the acting-in-concert agreement signed between the Company and Qingzhen Industry Investment Co., Ltd. (“Qingzhen Industry”)(清鎮市工業投資有限公司) and Guizhou Chengqian Enterprise (Group) Co., Ltd. (“Guizhou Chengqian”) (貴州成黔企業(集團)有限公司), Qingzhen Industry and Guizhou Chengqian would exercise the shareholders’ and board of directors’ votes in concert with the Group’s voting decisions. Therefore, the directors of the Company believe that the Company has control over Guizhou Huaren and consolidated Guizhou Huaren’s financial statements.

As of December 31, 2022, the Company owned 40% of the shares of Shanxi China Aluminum China Resources Co., Ltd. (“Shanxi Zhongrun”)(山西中鋁華潤有限公司). In accordance with the acting-in-concert agreement signed between the Company and China Resources Power Engineering Services Co., Ltd. (“China Resources Power Engineering”)(華潤電力工程服務有限公司), China Resources Power Engineering would exercise the shareholders’ and board of directors’ votes in concert with the Group. Therefore, the directors of the Company believe that the Company has control over Shanxi Zhongrun and consolidated Shanxi Zhongrun.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

4        SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

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

(a)	Impairment assessment of property, plant and equipment

As of December 31, 2022, the Group’s net carrying amount of property, plant and equipment was RMB109,277 million. Management assesses related assets for potential impairment whenever there are indications that the carrying value of an asset or a group of assets may not be recoverable. As of December 31, 2022, management performed impairment assessment on property, plant and equipment with impairment indications at the level of cash generating unit (“CGU”) to which the property, plant and equipment was allocated using discounted cash flow model. The discounted cash flows model used for the impairment assessment of property, plant and equipment involved significant assumptions including product prices, discount rate and the fair value of certain property, plant and equipment to be disposed of. Based on the impairment test, RMB3,795 million of impairment losses were recognized by management for property, plant and equipment for the year ended December 31, 2022.

(b)	Impairment assessment of goodwill

As of December 31, 2022, the Company’s carrying value of goodwill was RMB 3,495 million. Management performed impairment assessment of goodwill on an annual basis. When performing the impairment assessment, the recoverable amount of the CGU to which the goodwill was allocated was estimated by management using discounted cash flow model, and compared with the carrying amount of the CGU to determine if goodwill was impaired. The discounted cash flow models used for the impairment assessment of goodwill involved significant assumptions including product prices, the long-term growth rate and the discount rate. Based on the impairment test, RMB 15 million of impairment losses were recognized by management for goodwill for the year ended December 31, 2022.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

4        SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Estimates and assumptions (Continued)

(c)	Property, plant and equipment and intangible assets (excluding goodwill) – estimated useful lives and residual values

The Group determines the estimated useful lives and residual values (if applicable) and consequently the related depreciation/amortization charges for its property, plant and equipment and intangible assets (excluding goodwill). These estimates are based on the historical experience, anticipated change of technology, market condition and the actual consumptions of related assets. The depreciation/amortization charge will increase when useful lives are less than previously estimated. In addition, technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Actual economic lives may differ from estimated useful lives and actual residual values may differ from estimated residual values. Periodic review could result in change in useful lives and residual values and therefore change in depreciation/amortization expense in future periods.

(d)	Coal reserve estimates and units-of-production amortization for coal mining rights

Coal reserves are estimates of the quantity of ores that can be economically and legally extracted from the Group’s coal mines. The proved and probable reserves are calculated in accordance with the standards of the mine concerned. Estimates and assumptions are required with a number of factors including production techniques, production costs. Because the economic assumptions used to estimate coal reserves changes from time to time, estimates of coal reserves may change accordingly. Changes in reported reserves may affect the Group’s depreciation and amortization recognized by the unit-of-production basis.

(e)	Estimated net realizable value of inventories

In accordance with the Group’s accounting policy, the Group estimated net realizable value of inventories based on specific facts and circumstances. For different types of inventories, it requires the estimation on selling prices, costs of conversion, selling expenses and the related tax expense to calculate the net realizable amount of inventories. For inventories held for executed sales contracts, management estimates the net realizable amount based on the contracted price. For raw materials and work-in-progress, management has established a model in estimating the net realizable amount at which the inventories can be realized in the normal course of business after considering the manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. Management also takes into account the price or cost fluctuations and other related matters occurring after the end of the reporting period which reflect conditions that existed at the end of the reporting period.

It is reasonably possible that if there is a significant change in circumstances including the Group’s business and the external environment, outcomes within the next financial year would be significantly affected.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

4        SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

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

The Group leased certain land use rights and property, plant and equipment from Chinalco. The lease term is determined based on the Group’s assessment if the related termination option or extension option would be reasonably exercised taking into account the use of the land and operating status. The Group will reassess the lease term if any significant events or changes in circumstances that may have impact on the exercise of such options and are under the control of the Group occurred.

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

4        SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Estimates and assumptions (Continued)

(h)	Income tax (Continued)

Deferred tax assets are recognized for unused tax losses and deductible temporary differences, such as the provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profits will be available against which the losses deductible temporary difference can be utilized. Significant estimation is required in determining the recoverability of deferred tax assets.

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

The Group takes into account different macroeconomic scenarios in considering forward looking information in mainland China. The Group regularly monitors and reviews the key macroeconomic assumptions and parameters related to the calculation of expected credit losses, including the risk of economic downturn, external market environment, technological environment, changes in customer conditions, gross domestic product (“GDP”) and consumer price index (“CPI”), etc. The key macroeconomic parameters are listed below:

		Scenarios
Year ended 31 December 2022	Year	Basic	Negative	Positive

Growth Rate of GDP	2023	5.04%	4.70%	6.04%
Growth Rate of CPI	2023	2.12%	1.63%	2.67%

		Scenarios
Year ended 31 December 2021	Year	Basic	Negative	Positive

Growth Rate of GDP	2022	5.30%	5.04%	5.57%
Growth Rate of CPI	2022	2.20%	2.09%	2.31%

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

5       REVENUE AND SEGMENT INFORMATION

(a)     Revenue

Revenue recognized during the year is as follows:

	For the years ended December 31
	2022	2021	2020

Revenue from contracts with customers (net of value-added tax)
Sale of goods	288,853,556	297,102,961	202,036,585
Transportation services	1,817,566	1,470,334	1,621,570
	290,671,122	298,573,295	203,658,155
Revenue from other sources
Rental income	316,820	312,055	334,924

	290,987,942	298,885,350	203,993,079

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

5       REVENUE AND SEGMENT INFORMATION (Continued)

(a)     Revenue (Continued)

(i)      Disaggregated revenue information

	For the year ended December 31, 2022
					Corporate
		Primary			and other
	Alumina	Aluminum	Energy	Trading	operating	Inter-segment
	segment	segment	Segment	Segment	segments	elimination	Total
Type of goods or services
Sales of goods	55,513,960	138,428,806	9,322,537	252,408,567	1,840,375	(168,660,689)	288,853,556
Transportation services	—	—	—	6,397,541	—	(4,579,975)	1,817,566
Total	55,513,960	138,428,806	9,322,537	258,806,108	1,840,375	(173,240,664)	290,671,122

Geographical markets
Mainland China	55,513,960	138,428,806	9,322,537	245,370,030	1,840,375	(173,240,664)	277,235,044
Outside of Mainland China	—	—	—	13,436,078	—	—	13,436,078
Total	55,513,960	138,428,806	9,322,537	258,806,108	1,840,375	(173,240,664)	290,671,122

Timing of revenue recognition
Goods transferred at a point in time	55,513,960	138,428,806	9,322,537	252,408,567	1,840,375	(168,660,689)	288,853,556
Services transferred over time	—	—	—	6,397,541	—	(4,579,975)	1,817,566
Total	55,513,960	138,428,806	9,322,537	258,806,108	1,840,375	(173,240,664)	290,671,122

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

5       REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a)     Revenue (Continued)

(i)     Disaggregated revenue information (Continued)

	For the year ended December 31, 2021
					Corporate
		Primary			and other
	Alumina	Aluminum	Energy	Trading	operating	Inter-segment
	segment	segment	Segment	Segment	segments	elimination	Total
Type of goods or services
Sales of goods	53,813,335	118,456,198	7,915,219	248,379,137	1,439,359	(132,900,287)	297,102,961
Transportation services	—	—	—	4,255,266	—	(2,784,932)	1,470,334
Total	53,813,335	118,456,198	7,915,219	252,634,403	1,439,359	(135,685,219)	298,573,295

Geographical markets
Mainland China	53,813,335	118,456,198	7,915,219	239,342,124	1,439,359	(135,685,219)	285,281,016
Outside of Mainland China	—	—	—	13,292,279	—	—	13,292,279
Total	53,813,335	118,456,198	7,915,219	252,634,403	1,439,359	(135,685,219)	298,573,295

Timing of revenue recognition
Goods transferred at a point in time	53,813,335	118,456,198	7,915,219	248,379,137	1,439,359	(132,900,287)	297,102,961
Services transferred over time	—	—	—	4,255,266	—	(2,784,932)	1,470,334
Total	53,813,335	118,456,198	7,915,219	252,634,403	1,439,359	(135,685,219)	298,573,295

	For the year ended December 31, 2020
					Corporate
		Primary			and other
	Alumina	Aluminum	Energy	Trading	operating	Inter-segment
	segment	segment	Segment	Segment	segments	elimination	Total
Type of goods or services
Sales of goods	44,177,153	81,245,663	7,184,216	178,623,815	1,126,033	(110,320,295)	202,036,585
Transportation services	—	—	—	3,802,666	—	(2,181,096)	1,621,570
Total	44,177,153	81,245,663	7,184,216	182,426,481	1,126,033	(112,501,391)	203,658,155

Geographical markets
Mainland China	44,177,153	81,245,663	7,184,216	173,486,314	1,126,033	(112,501,391)	194,717,988
Outside of Mainland China	—	—	—	8,940,167	—	—	8,940,167
Total	44,177,153	81,245,663	7,184,216	182,426,481	1,126,033	(112,501,391)	203,658,155

Timing of revenue recognition
Goods transferred at a point in time	44,177,153	81,245,663	7,184,216	178,623,815	1,126,033	(110,320,295)	202,036,585
Services transferred over time	—	—	—	3,802,666	—	(2,181,096)	1,621,570
Total	44,177,153	81,245,663	7,184,216	182,426,481	1,126,033	(112,501,391)	203,658,155

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

5       REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a)     Revenue (Continued)

(ii)	The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

	For the years ended December 31
	2022	2021	2020

Revenue recognized that was included in contract liabilities at the beginning of the reporting period:
Sale of goods	2,124,417	1,349,157	1,350,929
Others	66,228	88,090	73,541
	2,190,645	1,437,247	1,424,470

(iii)     Performance obligations

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

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

5       REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a)     Revenue (Continued)

(iii)     Performance obligations (Continued)

Transportation service

The performance obligation is satisfied over time as services are rendered and payment is generally due upon completion of the relevant services.

Amounts expected to be recognized as revenue from contract liabilities at December 31, 2022 and 2021:

	For the years ended December 31
	2022	2021
Within one year	2,049,014	2,363,043
After one year	93,240	116,545
	2,142,254	2,479,588

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

The committee assesses the performance of operating segments based on profit or loss before income tax in related periods. The manner of assessment used by the committee is consistent with that applied to the consolidated financial information for the year ended December 31, 2021. Management has determined the reportable operating segments based on the reports reviewed by the committee that are used to make strategic decisions.

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

For the years ended December 31, 2020 ,2021 and 2022

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

	Year ended December 31, 2022
		Primary			Corporate and
	Alumina	aluminum	Energy	Trading	other operating	Inter-segment
	Segment	Segment	Segment	Segment	segments	elimination	Total

Total revenue	55,761,730	138,465,822	9,322,537	258,854,321	1,943,932	(173,360,400)	290,987,942
Inter-segment revenue	(39,350,290)	(51,962,565)	(261,486)	(80,283,574)	(1,502,485)	173,360,400	—
Sales of self-produced products				48,849,680
Sales of products sourced from external suppliers				129,721,067

Revenue from external customers	16,411,440	86,503,257	9,061,051	178,570,747	441,447	—	290,987,942

Segment profit /(loss) before income tax	340,451	10,346,336	2,200,960	2,013,377	(843,055)	(849,101)	13,208,968
Income tax expense							(2,365,639)

Profit for the year							10,843,329

Other items
Finance income	62,662	86,864	29,589	20,991	277,031	—	477,137
Finance costs	(713,584)	(1,088,391)	(580,129)	(166,221)	(1,346,542)	—	(3,894,867)
Share of profits and losses of joint ventures	75,405	—	(7,143)	9,065	101,583	—	178,910
Share of profits and losses of associates	(46,239)	(94,941)	(71,493)	45,847	297,458	—	130,632
Depreciation of right-of-use assets	(473,827)	(601,898)	(129,335)	(21,335)	(55,967)	—	(1,282,362)
Depreciation and amortization (excluding the depreciation of right- of-use assets)	(3,674,136)	(3,957,718)	(1,645,072)	(341,700)	(72,831)	—	(9,691,457)
Gains/(losses) on disposal of property, plant and equipment, intangible assets and right-of-use assets	90,041	180,999	(1,621)	56,280	(2,040)	—	323,659
Gain on disposal of business	—	—	—	—	27,804	—	27,804
Realized gain on futures contracts, net	—	—	—	20,104	216,707	—	236,811
Other income	25,510	44,628	54,727	110,885	35	—	235,785
Impairment loss on intangible assets	(75,842)	—	—	—	—	—	(75,842)
Impairment loss on property, plant and equipment	(3,160,902)	(634,518)	—	—	—	—	(3,795,420)
Unrealized gain on futures contracts, net	—	—	—	47,725	11,346	—	59,071
(Losses)/gains on disposal of subsidiaries	(19,530)	61	4,567	25,296	75,949	—	86,343
Changes for impairment of inventories	(392,513)	(1,625)	558	(93,295)	3,582	—	(483,293)
Provision for impairment of receivables	(407,608)	(26,737)	(25,619)	53,201	(7,376)	—	(414,139)
Dividends of equity investments at fair value through other comprehensive income	—	—	2,160	—	9,339	—	11,499
Investments in associates	187,806	500,489	689,399	396,810	4,628,134	—	6,402,638
Investments in joint ventures	1,076,120	—	343,745	48,675	1,871,427	—	3,339,967

Additions during the period:
Intangible assets	138,835	40,719	17,722	—	76	—	197,352
Right-of-use assets	89,337	449,305	1,496	140,021	—	—	680,159
Property, plant and equipment	728,647	852,512	921,542	45,186	49,865	—	2,597,752

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

5       REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)     Segment information (Continued)

	Year ended December 31, 2021
					Corporate
		Primary			and other
	Alumina	aluminum	Energy	Trading	operating	Inter-segment
	Segment	Segment	Segment	Segment	segments	elimination	Total
Total revenue	54,043,368	118,513,506	7,915,219	252,704,917	1,453,108	(135,744,768)	298,885,350
Inter-segment revenue	(36,463,601)	(39,899,709)	(240,575)	(58,162,607)	(978,276)	135,744,768	—
Sales of self-produced products				47,246,018
Sales of products sourced from external suppliers				147,296,292

Revenue from external customers	17,579,767	78,613,797	7,674,644	194,542,310	474,832	—	298,885,350

Segment profit /(loss) before income tax	2,798,129	12,783,818	(234,808)	1,336,268	(1,981,441)	(515,538)	14,186,428
Income tax expense							(2,869,551)

Profit for the year							11,316,877

Other items
Finance income	117,265	71,097	38,313	50,829	33,599	—	311,103
Finance costs	(1,041,744)	(1,450,695)	(578,079)	(119,398)	(1,342,750)	—	(4,532,666)
Share of profits of joint ventures	80,612	—	16,095	13,240	54,153	—	164,100
Share of profits/(losses) of associates	(3,546)	(2,182)	(633,467)	45,538	170,410	—	(423,247)
Depreciation of right-of-use assets	(334,825)	(226,526)	(32,088)	(128,043)	(50,469)	—	(771,951)
Depreciation and amortization (excluding the depreciation of right- of-use assets)	(3,491,950)	(4,169,274)	(1,889,351)	(164,469)	(74,119)	—	(9,789,163)
(Losses)/gains on disposal of property, plant and equipment, intangible assets and right-of-use assets	(611,828)	(58,699)	(9,772)	3,222	(2,320)	—	(679,397)
Realized loss on futures, forward and option contracts, net	—	—	—	(132,354)	(413,171)	—	(545,525)
Other income	11,909	57,298	56,022	47,836	91	—	173,156
Impairment loss on intangible assets	(413,036)	(2,623)	—	—	—	—	(415,659)
Impairment loss on property, plant and equipment	(1,854,694)	(2,206,546)	(3,433)	—	—	—	(4,064,673)
Unrealized loss on futures contracts,net	—	—	—	(30,552)	(28,657)	—	(59,209)

Losses on disposal of subsidiaries	—	—	(27,404)	—	—	—	(27,404)
Changes for impairment of inventories	(16,098)	(114,170)	12,250	(13,039)	(2,601)	—	(133,658)
Provision for impairment of receivables	(122,370)	(40,627)	(176,715)	(330,122)	(720,931)	—	(1,390,765)
Dividends of equity investments at fair value through other comprehensive income	—	4,384	—	3,333	7,579	—	15,296
Investments in associates	196,453	578,313	759,194	382,062	4,525,771	—	6,441,793
Investments in joint ventures	1,076,120	—	353,177	55,712	1,865,950	—	3,350,959

Additions during the period:
Intangible assets	97,925	22,351	—	140	—	—	120,416
Right-of-use assets	2,934,500	2,721,001	377	212,812	276,430	—	6,145,120
Property, plant and equipment	1,951,823	1,167,984	391,894	35,467	89,344	—	3,636,512

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

5       REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)     Segment information (Continued)

	Year ended December 31, 2020
					Corporate
		Primary			and other
	Alumina	aluminum	Energy	Trading	operating	Inter-segment
	Segment	Segment	Segment	Segment	segments	elimination	Total
Total revenue	44,263,444	81,405,264	7,184,216	182,510,025	1,126,586	(112,496,456)	203,993,079
Inter-segment revenue	(31,174,724)	(34,068,498)	(243,788)	(46,261,296)	(748,150)	112,496,456	—

Sales of self-produced products				33,162,614
Sales of products sourced from external suppliers				103,086,115

Revenue from external customers	13,088,720	47,336,766	6,940,428	136,248,729	378,436	—	203,993,079

Segment profit/(loss) before income tax	1,164,996	3,862,836	(77,235)	770,172	(2,192,077)	(642,680)	2,886,012
Income tax expense							(641,329)

Profit for the year							2,244,683

Other items
Finance income	44,697	68,645	36,333	73,026	43,508	—	266,209
Finance costs	(879,211)	(1,667,322)	(995,572)	(173,520)	(1,354,076)	—	(5,069,701)
Share of profits of joint ventures	75,405	—	35,308	5,011	64,778	—	180,502
Share of profits/(losses)of associates	(2,262)	(338,044)	(17,905)	38,683	226,010	—	(93,518)
Depreciation of right-of-use assets	(342,347)	(234,387)	(96,967)	(21,075)	(50,469)	—	(745,245)
Depreciation and amortization (excluding the depreciation of right-of-use assets)	(3,184,799)	(4,122,376)	(1,867,632)	(232,807)	(42,184)	—	(9,449,798)
(Losses)/gains on disposal of property, plant and equipment, intangible assets and right-of-use assets	25,489	(345,537)	99,363	(1,911)	(610)	—	(223,206)
Realized loss on futures, forward and option contracts, net	—	—	—	675,442	(152,064)	—	523,378
Other income	122,011	69,247	55,561	38,910	18,670	—	304,399
Impairment loss on property, plant and equipment	(23,136)	(653,170)	—	(4,951)	—	—	(681,257)
Unrealized loss on futures contracts,net	—	—	—	(27,705)	17,311	—	(10,394)

Losses on disposal of a subsidiaries	—	—	—	11,305	—	—	11,305
Changes for impairment of inventories	(136,827)	103,524	(15,642)	2,184	981	—	(45,780)
Provision for impairment of receivables	(59,105)	(22,487)	(108,059)	(395,053)	(383,238)	—	(967,942)
Dividends of equity investments at fair value through other comprehensive income	—	—	—	—	125,015	—	125,015
Investments in associates	205,625	612,531	1,565,235	396,454	4,221,258	—	7,001,103
Investments in joint ventures	1,076,085	—	334,763	43,258	1,920,447	—	3,374,553

Additions during the period:
Intangible assets	86,698	5,787	—	1,413	266	—	94,164
Right-of- use assets	12,001	6,838	59,010	2,875	2,893	—	83,617
Property, plant and equipment	2,570,240	6,706,374	881,810	328,835	33,440	—	10,520,699

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

5       REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)     Segment information (Continued)

	As of December 31, 2022
	Alumina	Primary aluminum	Energy	Trading	Corporate and other
	Segment	Segment	Segment	Segment	operating segments	Total

Segment assets	90,762,410	94,207,732	34,235,502	35,025,454	42,393,166	296,624,264
Reconciliation:
Elimination of inter-segment receivables						(85,734,994)
Other eliminations						(741,195)
Corporate and other unallocated assets:
Deferred tax assets						2,057,900
Prepaid income tax						142,056

Total assets						212,348,031

Segment liabilities	48,985,559	50,177,428	18,837,349	21,225,051	69,257,860	208,483,247
Elimination of inter-segment payables						(85,734,994)
Corporate and other unallocated liabilities:
Deferred tax liabilities						1,451,692
Income tax payable						392,119

Total liabilities						124,592,064

	As of December 31, 2021
	Alumina	Primary aluminum	Energy	Trading	Corporate and other
	Segment	Segment	Segment	Segment	operating segments	Total

Segment assets	97,099,222	90,931,136	35,261,548	31,625,689	48,195,444	303,113,039
Reconciliation:
Elimination of inter-segment receivables						(79,480,000)
Other eliminations						(928,814)
Corporate and other unallocated assets:
Deferred tax assets						2,096,459
Prepaid income tax						62,139

Total assets						224,862,823

Segment liabilities	52,154,184	47,125,596	25,419,575	21,037,605	66,657,841	212,394,801
Elimination of inter-segment payables						(79,480,000)
Corporate and other unallocated liabilities:
Deferred tax liabilities						1,403,291
Income tax payable						847,163

Total liabilities						135,165,255

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

5       REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)     Segment information (Continued)

The Group mainly operates in Mainland China. Geographical information on operating segments is as follows:

	For the years ended December 31
	2022	2021	2020

Segment revenue from external customers
– Mainland China	277,551,864	285,593,071	195,052,913
– Outside of Mainland China	13,436,078	13,292,279	8,940,166
	290,987,942	298,885,350	203,993,079

	December 31,	December 31,
	2022	2021

Non-current assets (excluding financial assets and deferred tax assets)
– Mainland China	150,927,698	165,459,440
– Outside Mainland China	2,595,140	2,627,731

	153,522,838	168,087,171

For the year ended December 31, 2022, revenues of approximately RMB53,183 million (2021: RMB65,128 million, 2020: RMB54,955 million) were derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum, energy and trading segments. There were no individual customers that contributed 10% or more of the Group’s revenue during the years ended December 31, 2020, 2021 and 2022.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

6        INTANGIBLE ASSETS

				Computer
				Software,
			Mineral	production
			exploration	quota and
	Goodwill	Mining rights	rights	others	Total
Year ended December 31, 2022
Opening net carrying amount	3,509,515	7,315,211	984,286	1,524,976	13,333,988
Additions	—	134,806	19,356	43,190	197,352
Disposals	—	—	—	(1,774)	(1,774)
Disposal of subsidiaries	—	—	—	(8,572)	(8,572)
Impairment	(15,495)	(60,347)	—	—	(75,842)
Amortization	—	(444,764)	—	(58,157)	(502,921)
Transfer from property, plant and equipment (Note 7)	—	—	—	1,945	1,945
Currency translation differences	874	5,773	—	—	6,647
Closing net carrying amount	3,494,894	6,950,679	1,003,642	1,501,608	12,950,823

As of December 31, 2022
Cost	3,510,864	10,585,156	1,239,376	2,118,444	17,453,840
Accumulated amortization and impairment	(15,970)	(3,634,477)	(235,734)	(616,836)	(4,503,017)
Net carrying amount	3,494,894	6,950,679	1,003,642	1,501,608	12,950,823

				Computer
				Software,
			Mineral	production
			exploration	quota and
	Goodwill	Mining rights	rights	others	Total
Year ended December 31, 2021
Opening net carrying amount	3,509,857	7,638,216	1,276,295	1,565,165	13,989,533
Additions	—	98,352	13,452	8,612	120,416
Disposals	—	(3,639)	—	—	(3,639)
Impairment	—	(175,245)	(237,791)	(2,623)	(415,659)
Amortization	—	(351,748)	—	(55,539)	(407,287)
Transfer from property, plant and equipment (Note 7)	—	45,522	—	10,346	55,868
Currency translation differences	(342)	(1,692)	(2,225)	(985)	(5,244)
Reclassifications and internal transfers	—	65,445	(65,445)	—	—
Closing net carrying amount	3,509,515	7,315,211	984,286	1,524,976	13,333,988

As of December 31, 2021
Cost	3,509,515	10,435,028	1,220,020	2,098,631	17,263,194
Accumulated amortization and impairment	—	(3,119,817)	(235,734)	(573,655)	(3,929,206)
Net carrying amount	3,509,515	7,315,211	984,286	1,524,976	13,333,988

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

6        INTANGIBLE ASSETS (CONTINUED)

For the years ended December 31, 2020, 2021 and 2022, the amortization expenses of intangible assets recognized in profit or loss were analyzed as follows:

	For the years ended December 31
	2022	2021	2020
Cost of sales	474,639	384,383	467,573
General and administrative expenses	28,282	22,904	25,839
	502,921	407,287	493,412

As of December 31, 2022, the Group pledged mining rights and mineral exploration rights totaling RMB1,353 million (December 31, 2021: RMB1,400 million) for certain interest-bearing loans and borrowings as set out in Note 26.

Impairment testing of goodwill

The lowest level within the Group at which goodwill is monitored for internal management purposes is the operating segment before aggregation. Therefore, goodwill is allocated to the Group’s CGUs and groups of CGUs that are expected to benefit from the synergies of the relevant business combination. A summary of goodwill allocation is presented below:

	December 31, 2022		December 31, 2021
	Alumina	Primary aluminum	Alumina	Primary aluminum
Qinghai Branch	—	217,267	—	217,267
Guangxi Branch	189,419	—	189,419	—
Lanzhou Aluminum Co., Ltd.	—	1,924,259	—	1,924,259
PT. Nusapati Prima (“PTNP”)	—	—	14,621	—
Shanxi Huaxing	1,163,949	—	1,163,949	—
	1,353,368	2,141,526	1,367,989	2,141,526

The recoverable amount of the CGU or group of CGUs is determined based on value-in-use calculations. These calculation of VIU use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rate of 2% (2021: 2%) not exceeding the long-term average growth rate for the businesses in which the CGU operates. Other key assumptions applied in the impairment testing include future prices of aluminum and alumina and the discount rate. Management determined these key assumptions based on past performance and their expectations on market development. Furthermore, the Group adopts a pre-tax and inflation rate of 12.62% (2021: 12.62%) that reflects specific risks related to CGU or groups of CGUs as the discount rate. These estimates and judgments may be affected by unexpected changes in the future market or economic conditions.

Based on the assessment, other than the impairment of PTNP in 2022, there was no other impairment of goodwill as of December 31, 2022 and December 31, 2021.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

7        PROPERTY, PLANT AND EQUIPMENT

				Office
	Buildings and		Transportation	and other	Construction
	infrastructure	Machinery	facilities	equipment	in progress	Total
Year ended December 31, 2022
Opening net carrying amount	51,127,711	63,707,307	1,150,354	422,674	4,974,974	121,383,020
Reclassifications and internal transfers	1,258,516	2,494,471	73,713	264,322	(4,091,022)	—
Transfer to intangible assets (Note 6)	—	—	—	—	(1,945)	(1,945)
Transfer from right-of-use assets and non-current assets(i)	—	69,673	—	—	—	69,673
Transfer to investment properties (Note 8)	(47,419)	—	—	—	—	(47,419)
Additions	245,583	637,092	16,474	36,798	1,661,805	2,597,752
Disposal of subsidiaries(ii)	(275,851)	(622,777)	(2,731)	(13,046)	—	(914,405)
Government grants	(42,650)	(31,401)	—	—	—	(74,051)
Disposals(iii)	(201,361)	(588,064)	(10,265)	(2,950)	(235,477)	(1,038,117)
Depreciation	(2,321,947)	(6,381,950)	(172,736)	(66,984)	—	(8,943,617)
Impairment loss(iv)	(1,307,597)	(2,458,240)	(1,092)	(178)	(28,313)	(3,795,420)
Currency translation differences	32,739	8,504	151	15	—	41,409

Closing net carrying amount	48,467,724	56,834,615	1,053,868	640,651	2,280,022	109,276,880

As of December 31, 2022
Cost	79,348,680	139,849,462	2,865,120	1,228,931	2,799,011	226,091,204
Accumulated depreciation and impairment	(30,880,956)	(83,014,847)	(1,811,252)	(588,280)	(518,989)	(116,814,324)

Net carrying amount	48,467,724	56,834,615	1,053,868	640,651	2,280,022	109,276,880

				Office
	Buildings and		Transportation	and other	Construction
	infrastructures	Machinery	facilities	equipment	in progress	Total
Year ended December 31, 2021
Opening net carrying amount	53,851,749	69,545,237	1,226,487	395,840	5,906,059	130,925,372
Reclassifications and internal transfers	1,614,203	1,787,874	124,273	66,887	(3,593,237)	—
Transfer to intangible assets (Note 6)	—	—	—	—	(55,868)	(55,868)
Transfer from right-of-use assets and non-current assets (i)	143,646	1,398,593	—	85	—	1,542,324
Transfer to investment properties (Note 8)	(139,377)	—	—	—	—	(139,377)
Transfer to right-of-use assets (Note 22)	—	—	—	—	(68,377)	(68,377)
Additions	28,425	320,881	14,386	9,954	3,262,866	3,636,512
Government grants	(447)	(81,171)	—	—	—	(81,618)
Disposals	(136,718)	(723,183)	(14,711)	(5,726)	(275,834)	(1,156,172)
Depreciation	(2,149,404)	(6,768,573)	(196,094)	(43,880)	—	(9,157,951)
Impairment loss	(2,105,735)	(1,754,211)	(3,789)	(303)	(200,635)	(4,064,673)
Currency translation differences	21,369	(18,140)	(198)	(183)	—	2,848
Closing net carrying amount	51,127,711	63,707,307	1,150,354	422,674	4,974,974	121,383,020

As at December 31, 2021
Cost	78,450,622	138,836,999	2,888,838	972,191	5,842,483	226,991,133
Accumulated depreciation and impairment	(27,322,911)	(75,129,692)	(1,738,484)	(549,517)	(867,509)	(105,608,113)

Net carrying amount	51,127,711	63,707,307	1,150,354	422,674	4,974,974	121,383,020
(i)	After the expiration of sale and leaseback contracts, the right-of-use assets recognized previously upon initial adoption of IFRS 16, were recognized as property, plant and equipment.
(ii)	In 2022, certain subsidiaries were disposed of or liquidated, resulted in a decrease in property, plant and equipment with carrying amount of RMB914 million.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

7       PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

(iii)

In 2022, property, plant and equipment with carrying amount of RMB610 million was disposed of by the Group as consideration for a capital investment in Chinalco High-end Manufacturing Co., Ltd. (“Chinalco High-end Manufacturing”) (Note (10)).

(iv)

In the prior years, the Group terminated an alumina production line and the related facilities as a result of urban development by a local government. Based on the relevant rules and regulations, the Group would be entitled to a compensation by the local government from the commercial development of the land on which the production line was located. During the year ended December 31, 2022, the Group was informed by the local government that, because of the real estate market outlook and the change in urban planning, it is no longer feasible to commercially develop this piece of land and to compensate the Group in any form. The change of government decision constitutes an impairment indicator. An impairment test was performed by management based on fair value less cost of disposal and an impairment loss of RMB2,101 million was recognized as of December 31, 2022.

The land occupied by the terminated alumina production line is leased from Chinalco. The Group reassessed the leasing term, and accordingly, land use right assets of RMB893 million and lease liabilities of RMB927 million were written off and a disposal gain of RMB35 million was recognized in 2022.

Due to the change of production plan and other factors, certain asset groups of the Group were in the status of shutdown, temporary idleness or under-capacity production. The Group considered that there were indications of impairment in these asset groups and conducted impairment tests. As a result, impairment provision of RMB1,694 million was made for property, plant and equipment during the year ended December 31, 2022 (2021: RMB4,065 million).

(v)

As of December 31, 2022, the Group pledged certain property, plant and equipment with a net carrying value amounting to RMB4,967 million (December 31, 2021: RMB5,680 million) for certain interest-bearing loans and borrowings as set out in Note 26.

(vi)

As of December 31, 2022, the Group was in the process of applying for the ownership certificates of buildings with a net carrying value of RMB4,822 million (December 31, 2021: RMB4,904 million). There has been no litigations, claims or assessments against the Group for compensation with respect to the use of these buildings as at the date of approval of these financial statements. Management  considers that it is probable that the Group will be able to obtain the relevant ownership certificates from the appropriate authorities.

(vii)	For the year ended December 31, 2020, 2021 and 2022, depreciation expenses recognized in profit or loss are analyzed as follows:

	For the years ended December 31
	2022	2021	2020

Cost of sales	8,573,282	8,710,009	8,304,401
General and administrative expenses	213,483	253,864	188,231
Research and development expenses	152,217	185,108	155,288
Selling and distribution expenses	4,635	8,970	5,903
	8,943,617	9,157,951	8,653,823

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

8       INVESTMENT PROPERTIES

	Buildings	Land use rights	Total
Year ended December 31, 2022
Opening net carrying amount	608,966	1,205,623	1,814,589
Transfer from property, plant and equipment (Note 7)	47,419	—	47,419
Transfer to right-of-use assets (Note 22)	—	(5,997)	(5,997)
Disposals	(982)	—	(982)
Additions	92,708	14,663	107,371
Depreciation	(23,690)	(21,087)	(44,777)

Closing net carrying amount	724,421	1,193,202	1,917,623

As at December 31, 2022
Cost	966,751	1,354,998	2,321,749
Accumulated depreciation and impairment	(242,330)	(161,796)	(404,126)

Net carrying amount	724,421	1,193,202	1,917,623

	Buildings	Land use rights	Total
Year ended December 31, 2021
Opening net carrying amount	481,489	1,120,387	1,601,876
Transfer from property, plant and equipment (Note 7)	139,377	—	139,377
Transfer from right-of-use assets (Note 22)	—	90,314	90,314
Others	—	7,472	7,472
Depreciation	(11,900)	(12,550)	(24,450)

Closing net carrying amount	608,966	1,205,623	1,814,589

As of December 31, 2021
Cost	779,253	1,346,953	2,126,206
Accumulated depreciation and impairment	(170,287)	(141,330)	(311,617)

Net carrying amount	608,966	1,205,623	1,814,589

The Group’s investment properties consist of land use rights held for rental income and buildings leased to third parties under operating leases.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

9        INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(a)      Investments in joint ventures

Movements in investments in joint ventures are as follows:

	December 31,	December 31,
	2022	2021

As of January 1	3,350,959	3,374,553
Share of profits for the year	178,910	164,100
Share of changes in reserves	4,302	60
Cash dividends declared	(194,204)	(187,754)
As of December 31	3,339,967	3,350,959

As of December 31, 2022, all joint ventures of the Group were unlisted.

As of December 31, 2022, particulars of the Group’s material joint venture are as follows:

	Place of	Registered		Effective equity interest held
	establishment	and paid-in	Principal	Ownership	Voting	Profit
Name	and operation	capital	activities	interest	power	sharing
Guangxi Huayin Aluminum Co.,Ltd. (“Guangxi Huayin”) (廣西華銀鋁業有限公司)	PRC/Mainland China	2,441,987	Manufacturing	33.00%	33.00%	33.00%

Guangxi Huayin, which is considered a material joint venture of the Group, is accounted for using the equity method.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

9        INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

(a)      Investments in joint ventures (Continued)

The English name represents the best effort by management of the Group in translating the Chinese name of the company as it does not have any official English name.

The following table illustrates the summarized financial information in respect of Guangxi Huayin:

	December 31,	December 31,
	2022	2021

Cash and cash equivalents	234,140	224,154
Other current assets	1,191,044	1,498,110

Current assets	1,425,184	1,722,264
Non-current assets	5,385,501	5,024,444

Current liabilities	1,705,062	1,844,884
Non-current liabilities	785,426	526,827

Net assets	4,320,197	4,374,997

Reconciliation to the Group’s interest in the joint venture:
Proportion of the Group’s ownership	33.00%	33.00%
The Group’s share of net assets of the joint venture	1,425,665	1,443,749

Carrying amount of the investment	1,425,665	1,443,749

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

9        INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

(a)      Investments in joint ventures (Continued)

	For the year ended December 31
	2022	2021	2020
Revenue	5,838,110	5,126,994	4,631,737
Gross profit	883,100	890,301	800,965
Interest income	15,671	14,465	7,388
Depreciation and amortization	321,567	553,493	531,512
Interest expenses	35,989	40,506	51,855
Profit before income tax	270,748	246,447	195,189
Income tax	36,498	44,333	21,152

Other comprehensive income	—	—	—

Total comprehensive income for the year	234,250	202,114	174,037

Dividend received	99,000	99,000	99,000

The following table illustrates the aggregate financial information of the Group’s joint ventures that are not individually material:

	December 31, 2022	December 31, 2021
Share of the joint ventures’ profits and losses for the year	102,180	96,255

Share of the joint ventures’ total comprehensive income	102,180	96,255

Aggregate carrying amount of the Group’s investments in joint ventures	1,914,302	1,907,210

There were no material contingent liabilities relating to the Group’s interests in the joint ventures and the joint ventures themselves.

(b)     Investments in associates

Movements in investments in associates are as follows:

	December 31, 2022	December 31, 2021

As of January 1	6,441,793	7,001,103
Capital injections	17,089	309,251
Capital reduction	—	(140,170)
Share of profits/(losses) for the year	130,632	(423,247)
Dividends declared	(104,781)	(315,722)
Share of changes in reserves	(6,098)	10,578
Impairment	(75,997)	—
As of December 31	6,402,638	6,441,793

As of December 31, 2022, all associates of the Group were unlisted.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

9        INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(b)      Investments in associates (Continued)

As of December 31, 2022, particular of the Group’s material associate is as follow:

	Place of			Effective equity interest held
	establishment and	Registered and	Principal	Ownership	Voting	Profit
Name	operation	paid-in capital	activities	interest	power	sharing
China Aluminum Investment Development Co., Ltd.(中鋁投資發展有限公司）	PRC/Mainland China	1,229,748	Asset management	24.12%	24.12%	24.12%

China Aluminum Investment Development Co., Ltd., which is considered a material associate of the Group, is accounted for using the equity method.

The English name represents the best effort by management of the Group in translating the Chinese name of the company as it does not have any official English name.

The following table illustrates the summarized financial information in respect of China Aluminum Investment Development Co., Ltd.:

	December 31,	December 31,
	2022	2021
Cash and cash equivalents	230,401	246,253
Other current assets	1,751,345	1,737,717

Current assets	1,981,746	1,983,970
Non-current assets	3,266,027	3,310,908

Current liabilities	65,186	58,263
Non-current liabilities	—	—

Net assets	5,182,587	5,236,615

Non-controlling interests	—	—

Reconciliation to the Group’s interest in the associate:
Proportion of the Group’s ownership	24.12%	24.12%
The Group’s share of net assets of the associate	1,250,040	1,263,072

Carrying amount of the investment	1,250,040	1,263,072

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

9        INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(b)      Investments in associates (Continued)

	For the years ended December 31
	2022	2021	2020
Revenue	167,607	151,219	157,062
Gross profit	81,734	68,469	73,510
Interest income	4,210	1,739	1,823
Depreciation and amortization	44,621	44,630	45,069
Profit before income tax	64,884	85,066	74,109
Income tax	16,774	21,986	20,267

Other comprehensive income	—	—	—

Total comprehensive income for the year	48,110	63,080	53,842

Dividend received	24,636	11,015	8,124

The following table illustrates the aggregate financial information of the Group’s associates that are not individually material:

	December 31,	December 31,
	2022	2021

Share of the associates’ profits and losses	119,028	(438,462)

Share of the associates’ total other comprehensive income	(5,628)	6,292
Share of the associates’ total comprehensive income	113,400	(432,170)
Aggregate carrying amount of the Group’s investments in the associates	5,152,598	5,178,721

There were no material contingent liabilities relating to the Group’s interests in the associates and the associates themselves.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

10      OTHER FINANCIAL ASSETS MEASURED AT FAIR VALUE

	December 31,	December 31,
	2022	2021

Listed equity investments, at fair value
Dongxing securities Co., Ltd.(東興證券股份有限公司)	5,039	7,674
China Aluminum International Engineering Corporation Limited(中鋁國際工程股份有限公司)	29,558	37,459
Zhuhai Kingma Holding Co., Ltd.(珠海金馬控股股份有限公司)	154	—
	34,751	45,133

Unlisted equity investments, at fair value
Sanmenxia Dachang Mining Co., Ltd.(三門峽達昌礦業有限公司)	19,336	20,921
Inner Mongolia Ganqimaodu Port Development Co., Ltd.(內蒙古甘其毛都港務發展股份有限公司)	12,078	16,669
Yinchuan Economic and Technological Development Zone Investment Holding Co., Ltd. (銀川經濟技術開發區投資控股有限公司)	20,149	20,577
Chinalco High End Manufacturing Co., Ltd.(中國鋁業集團高端製造股份有限公司) (i)	1,727,129	-
Xingxian Shengxing Highway Investment Management Co., Ltd. (興縣盛興公路投資管理有限公司)	113,850	135,079
Fangchenggang Chisha Pier Co., Ltd.(防城港赤沙碼頭有限公司)	42,700	21,700
Jinlong Copper Co., Ltd.(金隆銅業有限公司)	170,265	170,265
Others	20,827	27,342
	2,126,334	412,553
	2,161,085	457,686

The above equity investments were irrevocably designated at fair value through other comprehensive income as the Group considers these investments to be strategic in nature.

Note:

(i)

On December 27, 2022, the Group completed its investment in 9.16% equity interest in Chinalco High-end Manufacturing at a consideration comprising certain assets and liabilities related to slab ingot production lines, 100% equity interests in Yunnan Haoxin Aluminum Foil Co., Ltd. (“Yunnan Haoxin”), a subsidiary of the Group, and cash and cash equivalents of RMB220 million (collectively the “Consideration Assets”).  Upon completion, gains on disposals of production lines and a subsidiary totalling RMB65 million, representing the valuation of the 9.16% equity interest in Chinalco High-end Manufacturing in excess of the valuation of Consideration Assets, was recognized.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

11      DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same tax authority.

The movements in deferred tax assets and liabilities during the year ended December 31, 2022 without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Movements in deferred tax assets:

				Unrealized
	Provision for	Accrued		profit at
	impairment	expenses	Tax losses	consolidation	Others	Total
As of December 31, 2020	510,518	109,585	470,379	226,086	230,579	1,547,147
Business combination under common control	124,234	13,550	108,619	225,264	64,619	536,286
As of January 1, 2021	634,752	123,135	578,998	451,350	295,198	2,083,433

Credit/(charged) to profit or loss	444,530	(90,856)	(244,843)	75,936	(47,187)	137,580

As of December 31, 2021	1,079,282	32,279	334,155	527,286	248,011	2,221,013

As of December 31, 2021	695,988	23,673	243,610	293,650	188,642	1,445,563
Business combination under common control	383,294	8,606	90,545	233,636	59,369	775,450
As of January 1, 2022	1,079,282	32,279	334,155	527,286	248,011	2,221,013

Credit/(charged) to profit or loss	118,494	(8,612)	(141,929)	(6,955)	88,440	49,438

As of December 31, 2022	1,197,776	23,667	192,226	520,331	336,451	2,270,451

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

11      DEFERRED TAX (CONTINUED)

Movements in deferred tax liabilities:

					Fair value
		Fair value		Depreciation and	adjustments arising
	Interest	changes of	Withholding	amortization	from acquisition
	capitalization	financial assets	Tax	and others	of subsidiaries	Total
As of December 31, 2020	25,840	8,900	—	37,107	1,431,152	1,502,999
Business combination under common control	—	—	—	79,384	23,695	103,079
As of January 1, 2021	25,840	8,900	—	116,491	1,454,847	1,606,078
Charged to other comprehensive income	—	(5,733)	—	—	—	(5,733)
Credited to profit or loss	(7,915)	(1,325)	—	23,885	(87,145)	(72,500)

As of December 31, 2021	17,925	1,842	—	140,376	1,367,702	1,527,845

As of December 31, 2021	17,925	1,842	—	71,967	1,346,201	1,437,935
Business combination under common control	—	—	—	68,409	21,501	89,910
As of January 1, 2022	17,925	1,842	—	140,376	1,367,702	1,527,845
Charged to other comprehensive income	—	(7,236)	—	—	—	(7,236)
Credited to profit or loss	(2,093)	6,375	204,786	38,338	(103,772)	143,634

As of December 31, 2022	15,832	981	204,786	178,714	1,263,930	1,664,243

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

11      DEFERRED TAX (CONTINUED)

For presentation purposes, RMB212 million (2021: RMB 125 million) of deferred tax assets and liabilities have been offset in the consolidated statement of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purposes:

	December 31,	December 31,
	2022	2021

Net deferred tax assets	2,057,900	2,096,459
Net deferred tax liabilities	1,451,692	1,403,291

As of December 31, 2022, accumulated tax losses and deductible temporary differences not recognized for deferred tax assets are as follows:

	December 31,	December 31,
	2022	2021

Deductible temporary differences	16,298,974	12,764,306
Accumulated tax losses	7,674,394	7,192,320
	23,973,368	19,956,626

As of December 31, 2022, the expiry profile of these tax losses not recognized for deferred tax assets is analyzed as follows:

	December 31,	December 31,
	2022	2021

Expiring in
2022	—	765,163
2023	447,159	556,052
2024	1,199,709	1,397,436
2025	2,133,390	2,146,025
2026	1,160,961	1,440,774
2027 and beyond	2,733,175	886,870
	7,674,394	7,192,320

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

12      OTHER NON-CURRENT ASSETS

	December 31,	December 31,
	2022	2021

Financial assets
Long-term receivables (i)	513,281	504,307
Less: impairment (ii)	(443,088)	(15,542)
	70,193	488,765

Prepayment for mining rights	873,277	806,534
Long-term prepaid expenses	838,568	653,241
Deferred losses for sale and leaseback transactions	77,449	97,070
Input VAT to be deducted	241,757	305,150
Others	330,256	481,901
	2,361,307	2,343,896

	2,431,500	2,832,661
(i)	As of December 31, 2022 and December 31, 2021, long-term receivables were denominated in RMB and non-interest bearing.
(ii)	During the year ended December 31, 2022, an impairment loss of RMB384 million was recognized for a long-term lease receivable from a third party lessee due to its default on the lease contract of an alumina production line of the Group.

13     INVENTORIES

	December 31,	December 31,
	2022	2021

Raw materials	7,322,376	6,568,752
Work-in-progress	11,660,396	10,512,450
Finished goods	6,177,766	4,639,875
Spare parts	622,541	645,564
Packaging materials and others	162,874	26,351
	25,945,953	22,392,992

Less: provision for impairment of inventories	(1,233,631)	(750,338)
	24,712,322	21,642,654

Movements in the provision for impairment of inventories are as follows:

	December 31,	December 31,
	2022	2021

As of January 1	750,338	616,680
Provision for impairment of inventories (Note)	943,732	485,088
Disposal of a subsidiary	(5,452)	—
Reversal arising from increase in net realizable value	(4,766)	(14,624)
Written off upon sales of inventories	(450,221)	(336,806)
As of December 31	1,233,631	750,338

As of December 31, 2022 and December 31, 2021, the Group had no pledged inventories for bank and other borrowings.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

13     INVENTORIES (CONTINUED)

Note

During the year, the Group changed its overall alumina production plan, which reduced the alumina production level of certain subsidiaries considering overall layout of alumina capacity, cost efficiency of production and the supply of bauxite in different regions. Accordingly, a certain amount of bauxite originally intended for the production of alumina now becomes excessive. The Group has decided to dispose of this excessive bauxite directly.

Given the change in the intended use of the bauxite inventories, the Group has re-assessed the provision of this excessive bauxite based on the direct selling price of bauxite ores. As a result, an inventory impairment loss of RMB535 million was recognized.

14     TRADE RECEIVABLES AND NOTES RECEIVABLE

	December 31,	December 31,
	2022	2021

Trade receivables	5,055,178	4,043,972
Less: impairment	(948,782)	(1,012,722)
	4,106,396	3,031,250
Notes receivable:
Measured at amortized cost	411,145	1,207,602
Measured at fair value through other comprehensive income	1,356,480	2,867,877

	5,874,021	7,106,729

As of December 31, 2022, all balances of trade and notes receivables were denominated in RMB, other than an amount of RMB981 million which was denominated in USD (December 31,2021: RMB520 million in USD).

As of December 31, 2022, the Group pledged certain trade and notes receivable amounting to RMB289 million (December 31, 2021: RMB1,983 million) for certain secured borrowings as set out in Note 26.

Generally, the Group’s sales were on advance payments or documents against payment and only qualified long term customers were granted with credit terms. As of December 31, 2022, the ageing analysis of trade receivables based on invoice date was as follows:

	As of December 31,
	2022	2021

Within 1 year	2,780,524	2,332,703
Between 1 and 2 years	860,619	153,410
Between 2 and 3 years	112,902	237,916
Over 3 years	1,301,133	1,319,943

	5,055,178	4,043,972
Less: loss allowance for impairment	(948,782)	(1,012,722)

	4,106,396	3,031,250

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

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

Set out below is the information about the credit risk exposure on the Group’s trade receivables collectively assessed using a provision matrix:

	As of December 31, 2022
			Expected credit
	Gross carrying	Expected credit	losses loss
	amount	losses	rate (%)
Alumina and primary aluminum
Within 1 year	998,902	5,636	0.56
Between 1 and 2 years	4,796	59	1.23
Between 2 and 3 years	12,116	50	0.41
Over 3 years	43,500	37,810	86.92
	1,059,314	43,555
Trading
Within 1 year	631,722	9,977	1.58
Between 1 and 2 years	358	42	11.73
Between 2 and 3 years	—	—	—
Over 3 years	2,918	1,526	52.30
	634,998	11,545

Energy
Within 1 year	1,117,078	1,752	0.16
Between 1 and 2 years	854,495	3,028	0.35
Between 2 and 3 years	100,772	645	0.64
Over 3 years	149,890	32,807	21.89
	2,222,235	38,232
Corporate and other operating segments
Within 1 year	32,817	489	1.49
Between 1 and 2 years	869	188	21.63
Between 2 and 3 years	—	—	—
Over 3 years	19,727	19,252	97.59
	53,413	19,929
	3,969,960	113,261

Individually assessed trade receivables	1,085,218	835,521

	5,055,178	948,782

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

14     TRADE RECEIVABLES AND NOTES RECEIVABLE (CONTINUED)

Set out below is the information about individually assessed trade receivables:

	As of December 31, 2022
			Expected credit
	Gross carrying	Expected credit	losses loss
	amount	losses	rate (%)
Zhuhai Hongfan nonferrous metal Chemical Co., Ltd	270,419	270,419	100.00
Chalco Henan Aluminum Fabrication Co.,Ltd.	247,163	—	—
Xinjiang Jiarun Resources Holdings Co., Ltd.	213,293	213,293	100.00
Guizhou Jinpingguo Aluminum Rod Co., Ltd.	111,138	111,138	100.00
Others	243,205	240,671	98.96
	1,085,218	835,521

The Group has no individual provision for impairment of notes receivables. The Group measures provision for loss on the basis of expected credit losses. The Group considers that notes receivables are not exposed to significant credit risk and has limited default risk.

Movements in the loss allowance for impairment of trade receivables are as follows:

	2022	2021	2020

As of January 1	1,012,722	988,802	814,986
Impairment loss	34,807	364,618	405,574
Write off	(17,021)	(285,178)	(142,786)
Reversal	(38,481)	(38,465)	(90,752)
Others	(43,245)	(17,055)	1,780
As of December 31	948,782	1,012,722	988,802

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

15      OTHER CURRENT ASSETS

	December 31, 2022	December 31, 2021

Financial assets
— Deposits paid to suppliers	525,666	1,315,545
— Dividends receivable	360,342	373,252
— Entrusted loans and loans receivable from third parties	1,417,284	1,466,236
— Entrusted loans and loans receivable from related parties	1,278,093	1,348,016
— Recoverable reimbursement for freight charges	285,428	351,976
— Other financial assets	1,040,632	710,518
	4,907,445	5,565,543
Less: impairment allowance	(3,194,988)	(3,207,132)
	1,712,457	2,358,411

Deductible input value added tax receivables	577,041	778,251
Prepaid income tax	142,056	62,139
Prepayments to related parties for purchases	127,748	154,644
Prepayments to suppliers for purchases and others	2,052,125	846,272
Others	78,270	75,952
	2,977,240	1,917,258
Less: impairment allowance	—	—
	2,977,240	1,917,258
Total other current assets	4,689,697	4,275,669

As of December 31, 2022, all balances of other current assets were denominated in RMB, other than an amount of RMB151 million which was denominated in USD (December 31, 2021: RMB99 million in USD).

As of December 31, 2022 and 2021, except for entrusted loans and loans receivable which were interest-bearing, all amounts in other current assets were non-interest bearing.

As of December 31, 2022, the ageing analysis of financial assets included in other current assets was as follows:

	December 31, 2022	December 31, 2021

Within 1 year	1,355,199	1,888,964
Between 1 and 2 years	181,198	190,999
Between 2 and 3 years	89,680	51,675
Over 3 years	3,281,368	3,433,905
	4,907,445	5,565,543
Less: provision for impairment	(3,194,988)	(3,207,132)
	1,712,457	2,358,411

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

15      OTHER CURRENT ASSETS (CONTINUED)

Movements in the provision for impairment of in other current assets are as follows:

	2022	2021	2020

As of January 1	3,207,132	2,273,183	1,733,567
Impairment loss	96,725	1,053,773	673,277
Write off	(3,020)	(135,049)	(113,504)
Reversal	(105,023)	(4,877)	(20,157)
Others	(826)	20,102	—
As of December 31	3,194,988	3,207,132	2,273,183

Financial assets included in other current assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs.

	Gross carrying	Expected credit
As of December 31, 2022	amount	losses
Stage 1 – 12 months expected credit loss	1,403,623	4,743
Stage 2 – life time expected credit loss	103,277	19,853
Stage 3 – life time expected credit loss with credit-impaired	3,400,545	3,170,392
	4,907,445	3,194,988

	Gross carrying	Expected credit
As of December 31, 2021	amount	losses
Stage 1 – 12 months expected credit loss	2,007,620	6,503
Stage 2 – life time expected credit loss	207,409	9,598
Stage 3 – life time expected credit loss with credit-impaired	3,350,514	3,191,031
	5,565,543	3,207,132

16      CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

	December 31,	December 31,
	2022	2021

Restricted cash	2,443,249	1,400,988
Cash and cash equivalents	16,816,684	19,683,619
	19,259,933	21,084,607

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

16      CASH AND CASH EQUIVALENTS AND RESTRICTED CASH (CONTINUED)

Restricted cash mainly represented deposits held for use in issuing notes payable and letters of credit.

As of December 31, 2022 and 2021, cash and cash equivalent and restricted cash of the Group were denominated in the following currencies:

	December 31,	December 31,
	2022	2021

RMB	17,843,469	19,498,843
USD	1,378,559	1,566,024
HKD	12,517	11,562
EUR	1,989	1,957
Others	23,399	6,221
	19,259,933	21,084,607

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances, time deposits and restricted cash are deposited with creditworthy banks with no recent history of default.

17      SHARE CAPITAL

	December 31,	December 31,
	2022	2021
Listed A shares	13,217,626	13,078,707
Listed H shares	3,943,966	3,943,966
	17,161,592	17,022,673

As of December 31, 2022 and 2021, all issued shares were registered and fully paid. Both A shares and H shares rank pari passu in all aspects.

The number of the Company’s authorized and issued ordinary shares was 17,161,591,551 at par value of RMB1.00 per share as of December 31, 2022, including 138,918,600 restricted share (Note 18).

18      RESTRICTED SHARES HELD FOR EMPLOYEE SHARE SCHEME

	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
	Shares	Shares
	(thousands)	(thousands)	RMB	RMB

Restricted shares held for employee share scheme	(138,919)	—	(404,685)	—

These shares are held for the 2021 Restricted A Share Incentive Scheme (the “Incentive Scheme”).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

18      RESTRICTED SHARES HELD FOR EMPLOYEE SHARE SCHEME (CONTINUED)

The establishment of the Incentive Scheme was approved by the shareholders at the 2022 first extraordinary general meeting on April 26, 2022.The Incentive Scheme is designed to provide long-term incentives to middle level managers and above (including Executive Directors) in order to improve the long-term shareholder returns. Under the scheme, participants are granted 112,270 thousands Restricted A Shares with a grant price of RMB3.08 per share on May 25, 2022, and 26,649 thousands Restricted A Shares with a grant price of RMB2.21 per share on November 24, 2022. All these shares are restricted for sale until certain service and performance conditions are met. The fair value of these restricted shares at the grant date was valued based on RMB4.97 per share on May 25, 2022, and RMB4.42 per share on November 24, 2022, respectively.

	Number of shares
	(thousands)	Repurchase obligation
As of December 31, 2021	—	—
Grant of restricted shares under the Incentive Scheme	(138,919)	(404,685)
As of December 31, 2022	(138,919)	(404,685)

Expenses arising from share-based payment transactions

	For the year ended December 31,
	2022	2021	2020
Shares issued under employee share scheme	48,258	—	—

19      OTHER EQUITY INSTRUMENTS

	December 31,			Decmber 31,
	2021			2022
Outstanding perpetual medium-term notes	RMB	Issue	Redemption	RMB
2019 Second Medium-term Notes	1,498,429	—	1,498,429	—
2020 Second Medium-term Notes	1,000,000	—	1,000,000	—
2022 Third Medium-term Notes (i)	—	1,000,000	—	1,000,000
2022 Fourth Medium-term Notes (ii)	—	1,000,000	—	1,000,000
	2,498,429	2,000,000	2,498,429	2,000,000
(i)

On August 17, 2022, the Company issued RMB1,000 million perpetual medium-term notes with an initial distribution rate at 2.87% (the “2022 Third Medium-term Notes”). The proceeds from the issuance of the 2022 Third Medium-term Notes were RMB1,000 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 2.87% per annum on the 2022 Third Medium-term Notes have been made annually in arrears from August 17, 2022 and may be deferred at the discretion of the Company. The 2022 Third Medium-term Notes have no fixed maturity date  and  are callable only at the Group’s option on August 19, 2025 or any coupon distribution date after August 19, 2025 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 0.57 percent, (b) the China Treasury Rate, and (c) a margin of maximum 300 basic points every three years since August 19, 2025. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital. As of December 31, 2022, no coupon distribution payments are unpaid or deferred.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

19      OTHER EQUITY INSTRUMENTS (CONTINUED)

(ii)

On September 20, 2022, the Company issued RMB1,000 million perpetual medium-term notes with an initial distribution rate at 2.68% (the “2022 Fourth Medium-term Notes”). The proceeds from the issuance of the 2022 Fourth Medium-term Notes were RMB1,000 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 2.68% per annum on the 2022 Fourth Medium-term Notes have been made annually in arrears from September 20, 2022 and may be deferred at the discretion of the Company. The 2022 Fourth Medium-term Notes have no fixed maturity date and are callable only at the Group’s option on September 22, 2024 or any coupon distribution date after September 22, 2024 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a  percentage per annum equal to the sum of (a) the initial spread of 0.59 percent, (b) the China Treasury Rate, and (c) a margin of maximum 300 basic points every two years since September 22, 2024. While any coupon distribution payments are unpaid or deferred,  the  Company cannot declare or pay dividends to shareholders or decrease the share capital. As of December 31, 2022, no coupon distribution payments are unpaid or deferred.

Pursuant to the terms and conditions of the 2022 Third Medium-term Notes and the 2022 Fourth Medium-term Notes, the Group has no contractual obligations to repay their principal or to pay any coupon distributions. Thus in the opinion of the directors of the Company, they do not meet the definition of financial liabilities according to IAS 32 Financial Instruments: Presentation, and are classified as equity and subsequent distributions declared will be treated as distributions to equity owners.

20      RESERVES

The amounts of the Group’s reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity of the Group.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

21      INTEREST-BEARING LOANS AND BORROWINGS

	December 31,	December 31,
	2022	2021

Long-term loans and borrowings

Lease liabilities (Note 22(b))	10,099,506	11,493,471

Medium-term notes and bonds (Note (b))
– Guaranteed (Note (e))	6,939,665	6,343,589
– Unsecured	12,782,976	12,878,997

Long-term bank and other loans (Note (a))
– Secured (Note (f))	7,173,497	11,305,535
– Guaranteed (Note (e))	2,008,337	4,347,079
– Unsecured	38,367,723	33,594,042
	47,549,557	49,246,656

Total long-term loans and borrowings	77,371,704	79,962,713
Current portion of lease liabilities	(890,033)	(974,941)
Current portion of medium-term notes and bonds	(4,398,561)	(2,999,599)
Current portion of long-term bank and other loans	(13,486,345)	(6,313,238)
	(18,774,939)	(10,287,778)

Non-current portion of long-term loans and borrowings	58,596,765	69,674,935

	December 31,	December 31,
	2022	2021

Short-term loans and borrowings
Bank and other loans (Note (c))
– Secured (Note (f))	368,995	513,100
– Unsecured	6,092,108	11,424,078
	6,461,103	11,937,178

Short-term bonds, unsecured (Note (d))	2,623,311	5,440,414
Current portion of lease liabilities	890,033	974,941
Current portion of medium-term notes and bonds	4,398,561	2,999,599
Current portion of long-term bank and other loans	13,486,345	6,313,238
	21,398,250	15,728,192

Total short-term borrowings and current portion of long-term loans and borrowings	27,859,353	27,665,370

As of December 31, 2022, except for loans and borrowings of the Group amounting to RMB8 million (December 31, 2021: RMB11 million) and RMB737 million (December 31, 2021:RMB1,333 million) which were denominated in JPY and USD, respectively, all loans and borrowings were denominated in RMB.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

21      INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

As of December 31, 2022, included in the Group’s interest-bearing loans and borrowings are amounts due to fellow subsidiaries RMB12,274 million (December 31, 2021: RMB13,180 million), as set out in Note 38(b). As of December 31, 2022, the amount of interest-bearing loans and borrowings obtained from a joint venture and an associate are RMB117 million (December 31, 2021: RMB0 million).

As of December 31, 2022, Shandong Huayu Alloy Materials Co. Ltd. (“Shandong Huayu”), a subsidiary of the Company did not repay the short-term secured bank loans according to the terms of the agreement with principal amount of RMB106 million (December 31, 2021: RMB113 million), which resulted in an event of default. The bank loans were already presented as liabilities. There is no further impact extended to the Group as no guarantees was provided by any entity within the Group to Shandong Huayu and there was no cross default provisions for other debts of the Group triggered by this default.

(a)      Long-term bank and other loans

The maturity of long-term bank and other loans is set out below:

	Loans from banks and other
	financial institutions		Other loans		Total
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021	2022	2021

Within 1 year	13,484,315	6,162,067	2,030	151,171	13,486,345	6,313,238
Between 1 and 2 years	6,602,850	17,422,804	2,030	2,445	6,604,880	17,425,249
Between 2 and 5 years	20,575,761	10,780,742	4,060	6,445	20,579,821	10,787,187
Over 5 years	6,878,511	14,720,982	—	—	6,878,511	14,720,982

	47,541,437	49,086,595	8,120	160,061	47,549,557	49,246,656

The weighted average annual interest rate of long-term bank and other loans for the year ended December 31, 2022 was 4.10% (2021: 4.55%).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

21      INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

(b)      Medium-term notes and bonds

Outstanding medium-term bonds and private placement notes of the Group as of December 31, 2022 are summarized as follows:

		Effective	December 31,	December 31,
	Face value /maturity	interest rate	2022	2021
2018 Medium-term bonds	RMB900,000/2023	5.06%	899,865	899,323
2018 Medium-term bonds	RMB1,600,000/2023	4.57%	1,598,947	1,597,988
2019 Medium-term notes	RMB2,000,000/2024	4.31%	1,993,080	1,989,090
2019 Medium-term bonds	RMB2,000,000/2022	3.84%	—	1,999,809
2019 Medium-term bonds	RMB2,000,000/2029	4.57%	1,997,623	1,997,440
2019 Medium-term bonds	RMB1,000,000/2022	3.52%	—	999,790
2020 Medium-term bonds	RMB1,000,000/2023	3.07%	999,962	999,787
2020 Medium-term notes	RMB900,000/2023	3.04%	899,787	898,866
2020 Medium-term bonds	RMB500,000/2025	3.31%	499,900	499,876
2021 Medium-term notes	RMB1,000,000/2024	3.21%	997,969	997,028
2022 Medium-term notes	RMB2,000,000/2025	3.08%	1,996,665	—
2022 Medium-term notes	RMB400,000/2025	2.73%	399,557	—
2022 Medium-term notes	RMB500,000/2024	2.50%	499,621	—
2021 Hong Kong Medium-term bonds	USD500,000/2024	1.74%	3,472,428	3,173,180
2021 Hong Kong Medium-term bonds	USD500,000/2026	2.24%	3,467,237	3,170,409
			19,722,641	19,222,586

Medium-term notes and bonds were issued for capital expenditures and operating cash flows purposes, as well as for the purpose of re-financing of bank loans.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

21      INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

(c)      Short-term bank and other loans

The weighted average annual interest rate of short-term bank and other loans for the year ended December 31, 2022 was 2.76% (2021: 3.03%).

(d)      Short-term bonds

Outstanding short-term bonds as of December 31, 2022 and 2021 are summarized as follows:

		Effective	December 31,	December 31,
	Face value /maturity	interest rate	2022	2021

Short-term bonds	RMB400,000/2021	2.70%	—	406,036
Short-term bonds	RMB2,000,000/2021	2.59%	—	2,022,571
Short-term bonds	RMB1,000,000/2021	2.55%	—	1,006,240
Short-term bonds	RMB2,000,000/2021	2.80%	—	2,005,567
Short-term bonds	RMB2,000,000/2022	2.58%	—	—
Short-term bonds	RMB1,000,000/2022	2.30%	—	—
Short-term bonds	RMB600,000/2022	2.05%	608,105	—
Short-term bonds	RMB1,000,000/2022	1.93%	1,009,288	—
Short-term bonds	RMB1,000,000/2022	1.59%	1,005,918	—

			2,623,311	5,440,414

All the above short-term bonds were issued for working capital needs.

(e)     Guaranteed interest-bearing loans and borrowings

Details of guarantors for the Group’s interest-bearing loans and borrowings are set out as follows:

	December 31,	December 31,
Guarantors	2021	2022

Long-term loans
The Company	7,443,377	7,397,333
Baotou Aluminum Limited Company(包頭鋁業有限公司) and Baotou Communications Investment Group Limited Company(包頭交通投資集團有限公司) (Note (i)	412,500	825,000
The Company and COSCO SHIPPING BULK Limited company (中遠海運散貨運輸有限公司) (Note (iii)	327,125	318,785
Ningxia Energy (Note (ii)	765,000	935,000
Yunnan Aluminum(Note (ii)	—	1,214,550
	8,948,002	10,690,668

Notes:

(i)	The guarantors include a subsidiary of the Company and a third party.
(ii)	The guarantors are subsidiaries of the Company.
(iii)	The joint guarantors include the Company and a third party.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

21      INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

(f)      Secured interest-bearing loans and borrowings, the assets pledged for bank and other borrowings were set out in Note 26.

22      LEASE

The Group as a lessee

The Group has lease contracts for various items of plant and machinery, motor vehicles, other equipment and land use rights used in its operations.

(a)      Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during 2022 and 2021 are as follows:

	Buildings	Machinery	Land use rights	Total
As of January 1, 2022	359,104	385,186	18,297,719	19,042,009
Additions	56,117	22,393	601,649	680,159
Transfer from investment properties (Note 8)	—	—	5,997	5,997
Lease modification (Note 7)	—	(3,816)	(977,923)	(981,739)
Transfer to property, plant and equipment	—	(64,939)	—	(64,939)
Transfer to investment properties	—	—	(46,981)	(46,981)
Disposal	—	—	(78,446)	(78,446)
Depreciation	(82,820)	(62,167)	(1,137,375)	(1,282,362)
Currency translation differences	(56)	—	—	(56)
As of December 31, 2022	332,345	276,657	16,664,640	17,273,642

	Buildings	Machinery	Land use rights	Total
As of January 1, 2021	240,402	1,772,007	13,484,314	15,496,723
Additions	8,546	11,228	117,471	137,245
Transfer from property, plant and equipment (Note 7)	—	—	68,377	68,377
Lease modification (i)	377,873	—	5,300,918	5,678,791
Transfer to property, plant and equipment	(143,646)	(1,199,382)	—	(1,343,028)
Transfer to investment properties	—	—	(90,314)	(90,314)
Disposal	—	—	(32,173)	(32,173)
Depreciation	(124,048)	(130,923)	(516,980)	(771,951)
Impairment losses	—	(67,744)	(37,561)	(105,305)
Currency translation differences	(23)	—	3,667	3,644
As of December 31, 2021	359,104	385,186	18,297,719	19,042,009
(i)	Pursuant to the framework lease contract entered into between the Company and Chinalco in 2001, the annual consideration for certain lands leased by the Group from Chinalco for the period commencing January 1, 2022 was re-negotiated between contract parties, which constitute lease modifications As of December 31, 2021 and results in remeasurement of the lease liabilities and a corresponding adjustment to the right-of-use assets.

As of December 31, 2022, the Group has pledged land use rights at a net carrying value amounting to RMB241 million (December 31, 2021: RMB234 million) for bank and other borrowings as set out in Note 26.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

22      LEASE (CONTINUED)

The Group as a lessee (Continued)

(b)      Lease liabilities

The carrying amount of lease liabilities  and the movements during the year are as follows:

Year ended
December 31,
2022
Carrying amount of January 1	11,493,471
New leases	477,299
Lease modification	(951,047)
Accretion of interest recognized during the year	678,855
Payments	(1,599,072)

Carrying amount at December 31	10,099,506

Analyzed into:
Current portion	890,033
Non-current portion	9,209,473

(c)      The amounts recognized in profit or loss in relation to leases are as follows:

	2022	2021	2020
Interests on lease liabilities	678,855	344,886	438,033
Depreciation charge of right-of-use assets	1,282,362	771,951	745,245
Expenses relating to short-term leases and leases of low-value assets	28,967	51,739	91,537

Total amount recognized in profit or loss	1,990,184	1,168,576	1,274,815

(d)      The total cash outflow for leases is disclosed in Notes 37(c).

The Group as a lessor

Rental income recognized by the Group during the year was RMB317 million (2021: RMB312 million, 2020: RMB335 million), details of which are included in Note 5. In the opinions of the directors, the undiscounted lease payments receivable by the Group in future periods under non-cancellable operating leases are not material.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

23      OTHER NON-CURRENT LIABILITIES

	December 31,	December 31,
	2022	2021

Financial liabilities
– Long-term payables for mining rights	623,085	798,204
– Other financial liabilities	37,782	82,660
	660,867	880,864

Obligations in relation to early retirement schemes (Note (i))	138,464	249,476
Deferred government grants	181,693	206,476
Deferred gain relating to sales and leaseback agreements	42,417	50,631
Contract liabilities	93,240	116,545
Provision for rehabilitation	830,154	506,006
Others	229,949	161,429
	1,515,917	1,290,563
	2,176,784	2,171,427
(i)	Obligations in relation to early retirement schemes

Since 2014, certain subsidiaries and branches implemented termination retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. The Group undertakes the obligations to pay the termination retirement employees’ living allowance for a period of no more than five years in the future on a monthly basis according to the termination retirement benefit schemes, in addition to the social insurance and housing fund pursuant to the regulation of the local Social Security Bureau. Living allowance, social insurance and the housing fund are together referred to as the “Payments”. The Payments are forecasted to increase by 3% per annum with reference to the inflation rate and adjusted based on the average death rate in China. The Payments are discounted at the treasury bond rate As of December 31, 2022. As of December 31, 2022, the current portion is included in “Other payables and accrued liabilities”.

As of December 31, 2022 and 2021, obligations in relation to retirement benefits under the Group’s early retirement schemes are as follows:

	December 31,	December 31,
	2022	2021

As of January 1	502,155	572,358
Provision made during the year (Note 32)	46,919	269,895
Interest costs	5,283	4,782
Payment during the year	(283,237)	(344,880)
As of December 31	271,120	502,155

Non-current	138,464	249,476
Current (Note 24)	132,656	252,679
	271,120	502,155

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

24      OTHER PAYABLES AND ACCRUED LIABILITIES

	December 31, 2022	December 31, 2021

Financial liabilities
– Payable for capital expenditures	2,507,415	4,999,157
– Interests payable	360,093	494,085
– Deposits	1,856,949	1,760,156
– Dividends payable by subsidiaries to non-controlling shareholders	435,544	447,848
– Consideration payable for investment projects	73,237	38,374
– Current portion of payables for mining rights (Note 23)	176,971	182,959
– Payable of government levies on self-operated power plants	105,287	411,021
– Restricted shares repurchase obligation	404,685	—
– Others	1,424,584	1,283,125
	7,344,765	9,616,725

Taxes other than income taxes payable (i)	1,239,287	1,781,725
Accrued payroll and bonus	197,591	249,581
Staff welfare payables	415,986	354,942
Current portion of obligations in relation to early retirement schemes (Note 23)	132,656	252,679
Contributions payable for pension costs	41,118	37,509
Others	149,836	89,578
	2,176,474	2,766,014
	9,521,239	12,382,739
(i)	Taxes other than income taxes payable mainly comprise accruals for value-added tax, resources tax, city construction tax and education surcharge.

25      TRADE AND NOTES PAYABLES

	December 31, 2022	December 31, 2021

Trade payables	15,440,190	13,909,245
Notes payable	7,096,141	4,679,171
	22,536,331	18,588,416

As of December 31, 2022, all balances of trade and notes payables were denominated in RMB, other than an amount of RMB261 million which was nominated in USD (December 31, 2021: RMB241 million in USD).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

25      TRADE AND NOTES PAYABLES (CONTINUED)

The ageing analysis of trade and notes payables is as follows:

	December 31, 2022	December 31, 2021

Within 1 year	21,523,421	17,012,772
Between 1 and 2 years	511,560	946,337
Between 2 and 3 years	157,729	236,106
Over 3 years	343,621	393,201

	22,536,331	18,588,416

The trade and notes payables are non-interest-bearing and are normally settled within one year or normal business cycle.

26      PLEDGE OF ASSETS

The Group has pledged various assets as collateral against certain secured borrowings as set out in Note 21. As of December 31, 2022, a summary of these pledged assets was as follows:

	December 31, 2022	December 31, 2021

Carrying value of assets pledged:
Property, plant and equipment (Note 7)	4,967,190	5,680,508
Right-of-use assets (Note 22(a))	241,287	234,369
Intangible assets (Note 6)	1,352,618	1,399,972
Trade and notes receivables (Note 14)	289,110	1,982,986
	6,850,205	9,297,835

As of December 31, 2022, in addition to the loans and borrowings which were secured by the above assets, the current portion of long-term loans and borrowings amounting to RMB1,402 million (December 31, 2021: RMB1,525 million), and the non-current portion of long-term loans and borrowings amounting to RMB6,390 million (December 31, 2021: RMB7,959 million) were secured against the contractual rights of receiving electricity fees from its customers in the future.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

27    EXPENSE BY NATURE

	For the years ended December 31
	2022	2021	2020

Purchases of inventories in relation to trading activities	128,285,396	138,350,569	91,918,688
Raw materials and consumables used, and changes in work-in-progress and finished goods	58,119,628	62,159,977	44,991,195
Power and utilities	43,449,772	35,419,204	25,464,292
Depreciation of right-of-use assets	1,282,362	771,951	745,245
Depreciation and amortization (other than depreciation of right-of-use assets) expenses	9,691,457	9,789,163	9,449,798
Employee benefits expenses (Note 32)	11,451,648	11,008,847	9,892,157
Repairs and maintenance	3,257,456	3,796,066	2,010,678
Transportation expenses	9,545,420	7,227,249	5,548,616
Taxes other than income tax expense (Note (i))	2,860,228	2,595,082	1,880,012
Inventory impairment loss	938,966	470,464	1,411,908
Auditors’ remunerations
– PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP
– Audit services	18,170	18,170	18,170
– Non-audit services	3,340	870	700
Others	2,032,531	1,687,303	2,087,392
	270,936,374	273,294,915	195,418,851
(i)	Taxes other than income tax expense mainly comprise surcharges, land use tax, property tax and stamp duty.

28      NET IMPAIRMENT LOSSES ON FINANCIAL ASSETS

	For the years ended December 31
	2022	2021	2020

Impairment losses on other non-current assets (Note 12)	426,111	15,716	—
(Reversal of)/Impairment losses on trade and notes receivables (Note 14)	(3,674)	326,153	314,822
(Reversal of)/Impairment losses on other current assets (Note 15)	(8,298)	1,048,896	653,120
	414,139	1,390,765	967,942

29      OTHER INCOME

For the year ended December 31, 2022, government grants amounting to RMB236 million (2021: RMB173 million, 2020: RMB304 million) were recognized as income to facilitate the Group’s development. There are no unfulfilled conditions or contingencies attached to the grants.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

30     OTHER (LOSSES)/GAINS-NET

	For the years ended December 31
	2022	2021	2020

Gains/(losses) on disposal of subsidiaries (i)	86,343	(27,404)	11,305
Realized and unrealized gains/(losses) on futures, forward and option contracts, net (ii)	295,882	(604,734)	512,984
Gains/(losses) on disposal of property, plant and equipment, intangible assets and right-of-use assets, net	323,659	(679,397)	(223,206)
Others	(390,525)	(329,480)	72,009
	315,359	(1,641,015)	373,092
(i)	During the year ended December 31, 2022, the Group disposed of certain subsidiaries with gains totalling RMB86 million, which included a gain of disposal of Yunnan Haoxin of RMB37 million (Note 10).
(ii)	The Group did not apply hedge accounting for these futures, forward and option contracts.

31      FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs is as follows:

	For the years ended December 31
	2022	2021	2020

Finance income-interest income	477,137	311,103	266,209

Interest expense	(3,832,874)	(4,512,188)	(5,209,163)
Less: Interest expense capitalized in property, plant and equipment	5,140	1,727	220,785
Interest expense, net of capitalized interest	(3,827,734)	(4,510,461)	(4,988,378)
Exchange losses, net	(67,133)	(22,205)	(81,323)
Finance costs	(3,894,867)	(4,532,666)	(5,069,701)

Finance costs, net	(3,417,730)	(4,221,563)	(4,803,492)

Capitalization rate during the year	3.55%	4.00%	4.00% to 6.68%

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

32      EMPLOYEE BENEFIT EXPENSE

An analysis of employee benefit expenses is as follows:

	For the years ended December 31
	2022	2021	2020

Salaries and bonuses	7,601,169	6,929,589	6,591,266
Housing fund	718,428	707,809	670,150
Staff welfare and other expenses(i)	3,002,984	3,049,839	2,554,762
Shares issued under employee share scheme (Note 18)	48,258	—	—
Employment expenses in relation to early retirement schemes (Note 23)	46,919	269,895	67,747
Employment expenses in relation to termination benefits	33,890	51,715	8,232

	11,451,648	11,008,847	9,892,157
(i)	Staff welfare and other expenses represent staff welfare, staff union expenses, staff education expenses and unemployment insurance expenses etc.

In 2020, the group entities in Mainland China were exempt from payment of employee social benefits during the period from February to December 2020 under national Covid-19 supportive policies.

Employee benefit expenses include emoluments payable to directors, supervisors and remunerations to senior management as set out in Note 33.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

33      DIRECTORS’ AND SUPERVISORS’ REMUNERATION

(a)     Directors’ and supervisors’ remuneration

Directors’ and supervisors’ remuneration were as follows:

	For the years ended December 31
	2022	2021	2020
Fees	618	579	683
Basic salaries, housing fund, other allowances and benefits in kind	4,244	4,526	3,996
Pension costs	505	449	207
	5,367	5,554	4,886

The remuneration of each director and supervisor of the Company for the year ended December 31, 2022 is set out below:

			Discretionary
Names of directors and supervisors	Fees	Salaries	bonuses	Pension costs	Total
Executive Directors:
Liu Jianping(iii)	—	—	—	—	—
Zhu Runzhou(iii)	—	1,160	—	101	1,261
Ou Xiaowu (iii)	—	933	—	101	1,034
Jiang Tao (iii)	—	844	—	101	945
	—	2,937	—	303	3,240

Non-Executive Directors:
Zhang Jilong(iii)	—	—	—	—	—
Chen Pengjun(iii)	—	—	—	—	—
Wang Jun	—	—	—	—	—
Qiu Guanzhou(iii)	206	—	—	—	206
Yu Jinsong(iii)	206	—	—	—	206
Chan Yuen Sau Kelly(iii)	206	—	—	—	206
	618	—	—	—	618
Supervisors:
Ye Guohua(iii)	—	—	—	—	—
Shan Shulan(iii)	—	—	—	—	—
Lin Ni(iii)	—	—	—	—	—
Guan Xiaoguang(i)	—	198	—	24	222
Xu Shuxiang(ii) (iii)	—	319	—	77	396
Yue Xuguang(iii)	—	790	—	101	891
	—	1,307	—	202	1,509

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

33      DIRECTORS’ AND SUPERVISORS’ REMUNERATION (CONTINUED)

(a)     Directors’ and supervisors’ remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2021 is set out below:

			Discretionary	Pension
Names of directors and supervisors	Fees	Salaries	bonuses	costs	Total

Executive Directors:
Liu Jianping	—	—	—	—	—
Zhu Runzhou	—	1,176	—	93	1,269
Ou Xiaowu	—	973	—	93	1,066
Jiang Tao	—	837	—	77	914
	—	2,986	—	263	3,249

Non-Executive Directors:
Ao Hong	—	—	—	—	—
Zhang Jilong	—	—	—	—	—
Wang Jun	—	—	—	—	—
Chen Lijie	95	—	—	—	95
Lie-A-Cheong Tai-Chong, David	95	—	—	—	95
Hu Shihai	95	—	—	—	95
Qiu Guanzhou	98	—	—	—	98
Chan Yuen Sau Kelly	98	—	—	—	98
Yu Jinsong	98	—	—	—	98
	579	—	—	—	579

Supervisors:
Ye Guohua	—	—	—	—	—
Shan Shulan	—	—	—	—	—
Guan Xiaoguang	—	770	—	93	863
Yue Xuguang	—	770	—	93	863
Lin Ni	—	—	—	—	—
	—	1,540	—	186	1,726

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

33      DIRECTORS’ AND SUPERVISORS’ REMUNERATION (CONTINUED)

(a)	Directors’ and supervisors’ remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended December 31, 2020 is set out below:

			Discretionary	Pension
Names of directors and supervisors	Fees	Salaries	bonuses	costs	total
Executive Directors:
Lu Dongliang	—	—	—	—	—
He Zhihui	—	866	—	37	903
Jiang Yinggang	—	562	—	31	593
Zhu Runzhou	—	894	—	44	938
	—	2,322	—	112	2,434

Non-executive Directors:
Ao Hong	—	—	—	—	—
Wang Jun	50	—	—	—	50
Chen Lijie	211	—	—	—	211
Lie-A-Cheong Tai-Chong, David	211	—	—	—	211
Hu Shihai	211	—	—	—	211
	683	—	—	—	683
Supervisors:
Ye Guohua	—	—	—	—	—
Ou Xiaowu	—	134	—	7	141
Shan shulan	—	—	—	—	—
Guan Xiaoguang	—	770	—	44	814
Yue Xuguang	—	770	—	44	814
Total	—	1,674	—	95	1,769

Notes:

(i)	On March 18, 2022, Mr. Guan Xiaoguang was resigned as a supervisor of the Company.
(ii)	On March 18, 2022, Ms. Xu Shuxiang was elected as a supervisor in the seventh session of the Supervisory Committee of the Company.
(iii)	On June 21, 2022, Mr. Liu Jianping, Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao were elected as Executive Directors in the eighth session of the Board of the Company. Mr. Zhang Jilong and Mr. Chen Pengjun were elected as non-executive directors in the eighth session of the Board of the Company. Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly were elected as Independent Non-Executive Directors of the eighth session of the Board of the Company.

On June 21, 2022, Ms. Xu Shuxiang and Mr. Yue Xuguang were elected as the employee representative supervisors in the eighth session of the Supervisory Committee of the Company.

On June 21, 2022, Mr. Ye Guohua, Ms. Shan Shulan and Ms. Lin Ni were elected as shareholder representative supervisors in the eighth session of the Supervisory Committee of the Company.

During the year, in addition to the remuneration disclosed above, share-based compensations with a cost of RMB112 thousand, RMB108 thousand and RMB104 thousand, were provided to Executive Director Mr. Zhu Runzhou, Mr. Ou Xiaowu, and Mr. Jiang Tao, respectively (2021: Nil, 2020: Nil).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

33     DIRECTORS’ AND SUPERVISORS’ REMUNERATION (CONTINUED)

(a)     Directors’ and supervisors’ remuneration (Continued)

(iv)

During the year ended December 31, 2022, 750,000 restricted shares were granted to the directors (2021: Nil, 2020: Nil), and no restricted shares were granted to the supervisors of the Company (2021: Nil, 2020: Nil).

(v)

During the year ended December 31, 2022, no remuneration was paid to the directors or the supervisors of the Company (among which included the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2021: Nil, 2020: Nil).

(vi)

Directors of the Company, Mr. Chen Pengjun and Mr. Wang Jun (resigned) waived their remuneration as non-executive directors of the Company for 2022. The annual remuneration before tax as a non-executive director of the Company is RMB150,000 for 2022. In 2021, the director of the Company, Mr. Wang Jun (resigned) waived his remuneration as non-executive director of the Company. The annual remuneration before tax as a non-executive director of the Company was RMB150,000 for 2021.

(b)      Directors’ retirement benefits

During the year, no retirement benefits operated by the Group were paid or made, directly or indirectly, to or receivable by a director in respect of his services as a director or other services in connection with the management of the affairs of the Company or its subsidiaries (2021: Nil, 2020: Nil).

(c)      Directors’ termination benefits

During the year, no payments or benefits in respect of termination of director’s services were paid or made, directly or indirectly, to or receivable by a director; nor are any payable (2021: Nil, 2020: Nil).

(d)     Consideration provided to third parties for making available directors’ services

During the year, no consideration was provided to or receivable by third parties for making available director’s services (2021: Nil, 2020: Nil).

(e)      Information about loans, quasi-loans and other dealings in favor of directors, controlled bodies corporate by and connected entities with such directors

There are no loans, quasi-loans or other dealings in favor of directors, controlled bodies corporate by and connected entities (2021: Nil, 2020: Nil).

(f)      Directors’ material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year (2021: Nil, 2020: Nil).

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

33      DIRECTORS’ AND SUPERVISORS’ REMUNERATION (CONTINUED)

(g)     Five highest paid individuals

During the year ended December 31, 2022, the five highest paid individuals of the Group include three directors (2021: three directors, 2020: three directors) whose remuneration is reflected in the analysis presented above. The remuneration payable to the remaining two individuals during 2022 (2021: two, 2020: two) is as follows:

	December 31,	December 31,	December 31,
	2022	2021	2020
Basic salaries, housing fund, other allowances and benefits in kind	1,612	1,699	1,594
Discretionary bonuses	—	—	—
Pension costs	202	186	88
	1,814	1,885	1,682

The number of the remaining two highest paid individuals during 2022 (2021: two, 2020: two) whose remuneration fell within the following band is as follows:

	Number of individuals
	December 31,	December 31,	December 31,
	2022	2021	2020

Nil to RMB1,000,000	2	2	2

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

34      INCOME TAX EXPENSE

	For the years ended December 31
	2022	2021	2020

Current income tax expense	2,271,443	3,079,631	960,202
Deferred tax expense/(benefit)	94,196	(210,080)	(318,873)
	2,365,639	2,869,551	641,329

The Group’s entities established and operated in mainland China are subject to PRC corporate income tax at the standard rate of 25% (2021: 25%, 2020: 25%) on their respective estimated taxable profits for the year. Certain branches and subsidiaries of the Company located in the western regions of the mainland China are granted tax concessions including a preferential tax rate of 15% (2021: 15%, 2020: 15%). The provision for Hong Kong profits tax is calculated at 16.5% of the estimated assessable profits for the year ended December 31, 2022 (2021: 16.5%,2020: 16.5%).

	For the years ended December 31
	2022	2021	2020

Profit before income tax	13,208,968	14,186,428	2,886,012

Tax expense calculated at the statutory tax rate of the Company 25% (2021: 25%, 2020: 25%)	3,302,242	3,546,607	721,503
Tax effects of:
Impact of different tax rates applied to subsidiaries	(263,643)	(80,794)	(77,929)
Preferential income tax rates applicable to certain branches and subsidiaries	(1,476,012)	(1,216,984)	(350,681)
Impact of change in income tax rate	(130,616)	45,101	(52,177)
Impact of temporary differences and tax losses not recognized for deferred tax assets	1,214,908	783,320	575,404
Tax incentive in relation to deduction of certain expenses	(198,130)	(186,889)	(80,268)
Distribution of other equity instruments deductible for tax purpose	(21,182)	(76,807)	(86,034)
Expenses not deductible for tax purposes	66,541	72,721	65,924
Profits and losses attributable to joint ventures and associates	(67,477)	(1,946)	(25,526)
Over-provision of current income tax of previous periods	(60,992)	(14,778)	(48,887)

Income tax expense	2,365,639	2,869,551	641,329
Effective tax rate	18%	20%	22%

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

35     EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY

	For the years ended December 31
	2022	2021	2020
Profit attributable to owners of the Company (in thousands of RMB)	4,191,927	5,759,422	862,054
Adjustment: cumulative distributions reserved of other equity instruments (in thousands of RMB)	(117,292)	(209,500)	(275,000)
Adjusted profit attributable to ordinary shares holders of the Company	4,074,635	5,549,922	587,054

For the purpose of calculating basic earnings per share, the Group adjusted the profit attributable to owners of the Company by deducting the after-tax amounts of cumulative distributions reserved for the year for other equity instruments, which were issued by the Group and classified as equity instrument (Note 19).

	For the years ended December 31
	2022	2021	2020
Number of ordinary shares in issue (thousands) as of January 1	17,022,673	17,022,673	17,022,673
Weighted average number of ordinary shares in issue	17,022,673	17,022,673	17,022,673

Basic earnings per share (RMB)	0.239	0.326	0.034

The restricted shares issued by the Group during 2022 had immaterial dilutive effect, thus the diluted earnings per share approximately equals to the basic earnings per share.

Basic earnings per share was calculated by dividing the adjusted profit attributable to ordinary shares holders of the Company by the weighted average number of shares in issue during the year.

36      DIVIDENDS

On March 21, 2023, the Board of Directors proposed a final dividend of RMB0.036 per share, totaling RMB618 million for the year ended December 31, 2022, which is subject to the approval of the shareholders of the Company at the forthcoming annual general meeting.

On June 21, 2022, the general meeting of shareholders approved a final dividend of RMB0.0318 per share, totaling RMB545 million for the year ended December 31, 2021, which had been paid as of December 31, 2022.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

37     NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a)     Reconciliation of profit before taxation to cash generated from operations

		For the years ended December 31
	Notes	2022	2021	2020

Cash flows generated from operating activities
Profit before income tax		13,208,968	14,186,428	2,886,012
Adjustments for:
Share of profits of joint ventures	9(a)	(178,910)	(164,100)	(180,502)
Share of (profits)/losses of associates	9(b)	(130,632)	423,247	93,518
Depreciation of property, plant and equipment	7	8,943,617	9,157,951	8,653,823
Depreciation of investment properties	8	44,777	24,450	24,405
Depreciation of right-of-use assets	22(a)	1,282,362	771,951	745,245
Amortization of intangible assets	6	502,921	407,287	493,412
Amortization of prepaid expenses included in other non-current assets		200,142	199,475	278,158
(Gains)/losses on disposal of other property, plant and equipment, land use rights, net	30	(323,659)	679,397	223,206
Impairment losses on property, plant and equipment	7	3,795,420	4,064,673	681,257
Impairment losses of intangible assets	6	75,842	415,659	416
Impairment losses of right-of-use assets	22(a)	—	105,305	15,790
Impairment losses of inventory	13	938,966	470,464	1,411,908
Impairment (reversals)/losses of trade and notes receivables	28	(3,674)	326,153	314,822
Impairment (reversals)/losses of other current assets	28	(8,298)	1,048,896	653,120
Impairment losses of other non-current assets	28	426,111	15,716	—
Impairment losses of investments in joint ventures and associates	9(b)	75,997	—	—
Realized and unrealized (gains)/losses on futures, option and forward contracts	30	(295,882)	604,734	(512,984)
(Gains)/losses on disposal of subsidiaries	30	(86,343)	27,404	(11,305)
Gains on disposal of business		(27,804)	—	—
(Losses)/gains on disposal of investments in joint ventures and associates		—	(6,663)	27,736
Losses on accounts receivable factoring and others		3,808	91,283	—
Gains on debt restructuring		—	—	(5,020)
Dividends of equity investments at fair value through other comprehensive income		(11,499)	(15,296)	(125,015)
Finance costs		3,785,280	4,436,030	5,068,257
Change in special reserve		(17,684)	208,886	32,573
		32,199,826	37,479,330	20,768,832

Changes in working capital:
(Increase)/decrease in inventories		(4,008,634)	1,324,101	(1,912,675)
Increase in trade and notes receivables		(1,328,745)	(794,608)	(4,366,288)
Decrease in other current assets		139,610	125,731	230,869
(Increase)/decrease in restricted cash		(1,042,261)	300,472	395,872
(Increase)/decrease in other non-current assets		98,364	25,803	(70,637)
Increase/(decrease) in trade and notes payables		4,713,149	(2,189,748)	3,521,798
(Decrease)/increase in other payables and accrued liabilities		(137,209)	1,712,674	1,884,283
Decrease in other non-current liabilities		(76,287)	(62,592)	(177,045)
Cash generated from operations		30,557,813	37,921,163	20,275,009
Mainland China corporate income taxes paid		(2,812,635)	(2,764,917)	(856,477)
Net cash generated from operating activities		27,745,178	35,156,246	19,418,532

Major non-cash transactions of investing activities and financing activities

Notes receivables endorsed for settlement of purchases of property, plant and equipment and lease liabilities		1,515,934	3,135,322	2,276,782
(Decrease)/increase of right-of-use assets		(439,109)	6,269,450	(7,361)
Investments in other financial assets measured at fair value		1,417,129	—	—
Acquisition of business		—	—	42,230
		2,493,954	9,404,772	2,311,651

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

37     NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(b)     Reconciliation of liabilities arising from financing activities (Continued)

	Liabilities from financing activities					Other assets
				Other payables
				arising from
		Medium-term		financing		Cash/bank
	Borrowings	notes and bonds	Leases	activities	Sub Total	Overdraft	Total
Net debt As of January 1, 2021	79,448,062	21,386,635	5,629,835	913,645	107,378,177	899,955	108,278,132
Financing cash flows	(18,233,691)	3,276,882	(554,668)	(4,480,712)	(19,992,189)	—	(19,992,189)
New leases and modification of contract	—	—	6,073,418	—	6,073,418	—	6,073,418
Foreign exchange adjustments	(30,537)	(143,597)	—	—	(174,134)	—	(174,134)
Finance expenses	—	143,080	344,886	3,942,711	4,430,677	—	4,430,677
Dividends declared	—	—	—	645,286	645,286	—	645,286
Transfer between bank deposits and overdrafts	—	—	—	—	—	(899,955)	(899,955)

Net debt As of December 31, 2021	61,183,834	24,663,000	11,493,471	1,020,930	98,361,235	—	98,361,235

Financing cash flows	(7,396,786)	(3,051,965)	(1,599,072)	(6,238,038)	(18,285,861)	—	(18,285,861)
New leases and modification of contract	—	—	(473,748)	—	(473,748)	—	(473,748)
Foreign exchange adjustments	223,612	585,868	—	—	809,480	—	809,480
Finance expenses	—	149,049	678,855	2,948,758	3,776,662	—	3,776,662
Dividends declared	—	—	—	3,142,987	3,142,987	—	3,142,987
Transfer between bank deposits and overdrafts	—	—	—	—	—	—	—

Net debt As of December 31, 2022	54,010,660	22,345,952	10,099,506	874,637	87,330,755	—	87,330,755

(c)      Total cash outflow for leases

The total cash outflow for leases included in the statement of cash flows is as follows:

	For the years ended December 31
	2022	2021	2020
Within operating activities	65,163	52,728	253,334
Within financing activities	1,599,072	554,668	1,748,202
	1,664,235	607,396	2,001,536

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

38      SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

The Company is controlled by Chinalco, a state-owned enterprise established in Mainland China. Related parties include Chinalco and its subsidiaries (other than the Group), other government-related entities and their subsidiaries (“Other State-Owned Enterprises”), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company and Chinalco as well as their close family members.

The principal related party transactions with Chinalco and its fellow subsidiaries, associates and joint ventures of the Group which were carried out in the ordinary course of business, are as follows.

(a)	Significant related party transactions

		For the years ended December 31
	Notes	2022	2021	2020
Sales of goods and services rendered:

Sales of materials and finished goods to:	(i)
Fellow subsidiaries	(ix)	20,662,740	17,435,785	10,043,031
Associates of Chinalco		586,988	1,428,887	575,637
Joint ventures		10,923,463	9,069,718	6,694,824
Associates		1,010,855	720,261	9,233,929
Non-controlling shareholder of a subsidiary and its subsidiaries		—	—	42,298
		33,184,046	28,654,651	26,589,719

Provision of utility services to:	(ii)
Fellow subsidiaries	(ix)	1,159,032	683,050	915,781
Associates of Chinalco		19,936	14,244	3,268
Joint ventures		404,387	242,118	470,984
Associates		65,039	—	18,626
		1,648,394	939,412	1,408,659

Rental revenue of land use rights and buildings from:	(vi)
Fellow subsidiaries	(ix)	27,988	29,973	34,425
Associates of Chinalco		237	237	237
Joint ventures		12,733	7,429	1,426
Associates		2,078	917	707
		43,036	38,556	36,795

Purchases of engineering, construction and supervisory services from:	(iii)
Fellow subsidiaries	(ix)	579,187	969,568	3,544,097
Associates of Chinalco		2,467	192	265
Joint ventures		23,085	251	—
Associates		142,662	176,083	20,195
		747,401	1,146,094	3,564,557

Provision of social services and logistics services by:	(v)
Fellow subsidiaries	(ix)	259,188	400,290	397,610
Associates		7	—	—
		259,195	400,290	397,610

Purchases of primary and auxiliary materials, equipment and finished goods from:
Fellow subsidiaries	(iv)	4,494,021	3,263,448	3,058,126
Associates of Chinalco	(ix)	91,079	35,595	3,919
Joint ventures		5,240,707	6,565,742	5,709,253
Associates		2,659,604	9,175,427	10,576,907
Non-controlling shareholder of a subsidiary and its subsidiaries		—	—	30,101
		12,485,411	19,040,212	19,378,306

Purchases of utility services from:	(ii)
Fellow subsidiaries	(ix)	6,805,618	6,567,433	7,073,895
Associates of Chinalco		121,413	97,314	85,469
Joint ventures		1,074,266	823,146	542,828
Associates		399,634	314,528	161,586
		8,400,931	7,802,421	7,863,778
Purchases of other services by:
Fellow subsidiaries		320,611	270,972	394,894
		320,611	270,972	394,894

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

38      SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a)	Significant related party transactions (Continued)

		For the years ended December 31
	Notes	2022	2021	2020
Lease payment to:	(vi)
Fellow subsidiaries	(ix)	1,399,258	656,063	577,712
Associates of Chinalco		14	523	—
Joint ventures		2,088	—	—
Associates		54,892	53,711	49,624
		1,456,252	710,297	627,336

New right-of-use assets in current period
Additions
Fellow subsidiaries	(vi)	347,836	83,249	22,936
Joint ventures		14,079	—	—
Associates		6,948	—	—
Contract modification
Fellow subsidiaries	(vi)	(992,701)	5,675,721	(43,395)

Interest expense on lease liabilities		671,239	309,107	311,067

Other significant related party transactions:	(viii)
Borrowing from a subsidiary of Chinalco	(viii)	5,052,000	4,666,000	4,410,000
Repayment of borrowings from a subsidiary of Chinalco	(viii)	4,588,000	7,574,007	3,254,563

Interest expense on borrowings and discounted notes	(viii)	71,224	142,862	138,623

Interest income from cash and cash equivalents deposited	(viii)	190,235	80,135	61,020

Trade receivable factor to a subsidiary of Chinalco	(viii)	—	1,566,707	—

Issuance of notes receivable from a subsidiary of Chinalco	(viii)	331,329	556,354	1,026,500

Discounted notes receivable to a subsidiary of Chinalco	(viii)	306,826	128,000	606,750

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

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

38      SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

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

During the year ended December 31, 2022, the Group has no factoring transaction with Chinalco Finance. During the year ended December 31, 2021, the Group derecognized accounts receivable of RMB1,650 million by factoring transaction with Chinalco Finance, and the related fees amounted to RMB83.29 million were recognized in other losses.

(ix)	These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.
(x)	In 2022, the Company acquired 19% of the issued share capital of Yunnan Aluminum from Yunnan Metallurgical, a subsidiary of Chinalco, for a cash consideration of RMB6,662 million and 100% equity interests of Pingguo Aluminum from Chinalco for a cash consideration of RMB1,887 million (Note 41).
(xi)	In September 2021, pursuant to the agreement entered into between China Rare Earth Co., Ltd. (“China Rare Earth”, “中國稀有稀土有限公司”，a subsidiary of Chinalco), Zunyi Aluminum Co., Ltd. ( “Zunyi Aluminum”, “遵義鋁業股份有限公司”, a subsidiary of the Company), Chalco Mining Co., Ltd. (“Chalco Mining”, “中鋁礦業有限公司”, a subsidiary of the Company), the Group acquired the gallium business of China Rare Earth for a consideration of RMB396 million in cash. This transaction is regarded as a business combination under common control.
(xii)	In 2022, the Group made an equity investment in Chinalco High-end Manufacturing and obtained approximately 9.16% equity interests (Note 10).

The English names represent the best effort made by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

38      SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b)      Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related parties at the year-end are as follows:

	December 31, 2022	December 31, 2021

Cash and cash equivalents deposited with
A subsidiary of Chinalco (i)	8,715,645	8,250,506

Trade and notes receivables
Fellow subsidiaries	1,111,857	1,222,066
Associates of Chinalco	37,474	36,680
Joint ventures	390,600	632,596
Associates	722	62
Non-controlling shareholder of a subsidiary and its subsidiaries	16,124	24,465
	1,556,777	1,915,869

Provision for impairment of receivables	(57,930)	(79,971)
	1,498,847	1,835,898
(i)	Pursuant to the agreement entered into between the Company and Chinalco Finance, Chinalco Finance agreed to provide deposit services, credit services and other financial services to the Group.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

38      SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b)      Balances with related parties (Continued)

	December 31, 2022	December 31, 2021
Other current assets
Fellow subsidiaries	90,720	330,757
Associates of Chinalco	20,573	21,820
Joint ventures	1,423,900	1,487,416
Associates	36,002	383,917
Non-controlling shareholder of a subsidiary and its subsidiaries	7,450	7,450
Provision for impairment of other current assets	(1,311,839)	(1,332,041)
	266,806	899,319

Other non-current assets
Associates	70,190	111,845

Interest-bearing loans and borrowings:
Fellow subsidiaries (including lease liabilities)	12,274,126	13,179,706
Associates of Chinalco	1,696	2,245
Joint ventures	12,610	—
Associates	104,446	—
	12,392,878	13,181,951
Trade and notes payables
Fellow subsidiaries	1,289,819	1,908,490
Associates of Chinalco	22,547	26,920
Joint ventures	112,436	37,807
Associates	199,465	257,118
Non-controlling shareholder of a subsidiary and its subsidiaries	77,008	105,174
	1,701,275	2,335,509

Other payables and accrued liabilities
Fellow subsidiaries	679,610	1,057,833
Associates of Chinalco	244,093	42,659
Associates	29,573	19,926
Joint ventures	87,374	49,618
Non-controlling shareholder of a subsidiary and its subsidiaries	1,872	—
	1,042,522	1,170,036

Contract liabilities:
Fellow subsidiaries	36,471	40,787
Associates of Chinalco	654	34,212
Associates	1,362	8,969
Joint ventures	278,941	97,816
	317,428	181,784

Apart from transactions with Chinalco and its fellow subsidiaries, associates and joint ventures of the Group, the Group’s transactions with other state-controlled entities include but is not limited to the following:

●	Sales and purchases of goods and services,
●	Purchases of assets,
●	Lease of assets; and
●	Bank deposits and borrowings

These transactions are conducted in the ordinary course of the Group’s business

The terms of all balances were unsecured.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

38      SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(c)      Compensation of key management personnel

	For the years ended December 31
	2022	2021	2020
Fees	617	580	683
Basic salaries, other allowances and benefits in kind	5,900	6,225	5,810
Pension costs	707	634	301
	7,224	7,439	6,794

Key management includes directors, supervisors and members of senior management.

(d)      Commitments with related parties

As of December 31, 2022 and 2021, except for the other capital commitments disclosed in Note 44(b) to these financial statements, the Group had no significant commitments with related parties.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

39      FINANCIAL AND CAPITAL RISK MANAGEMENT

39.1   Financial risk management

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

(a)      Market risk

(i)      Foreign currency risk

The Group’s foreign currency risk arose from transaction conducted in currency other than the functional currency of the group entities. The Group’s foreign currency risk primarily arises from foreign currency deposits, trade receivables, trade payables and short-term and long-term loans denominated in United States dollars (“USD”). Related exposures are disclosed in Notes 16, 14, 25 and 21 to the consolidated financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans. As of December 31, 2022, the Group only had significant exposure to USD.

As of December 31, 2022, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, the profit for the year would have been approximately RMB47 million lower/higher (2021: RMB29 million lower/higher), mainly as a result of foreign exchange gains and losses arising from translation of USD denominated borrowings, account payables, account receivables and cash and cash equivalent.

As the assets and liabilities denominated in other foreign currencies other than USD were relatively minimal to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group was not exposed to significant foreign currency risk arising from other assets and liabilities denominated in currency other than the functional currency of the group entities as of December 31, 2022 and 2021.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

39      FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

39.1   Financial risk management (Continued)

(a)      Market risk (Continued)

(ii)     Interest rate risk

As of December 31, 2022, as the Group had no significant interest-bearing assets or liabilities except for bank deposits (Note 16), entrusted loans (Note 15) and Interest-bearing loans (Note 21).

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People’s Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. The directors of the Company are of the opinion that the Group was not exposed to any significant interest rate risk for its financial assets held as of December 31, 2022 and 2021.

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

As of December 31, 2022, if interest rates had been 100 basis points (December 31, 2021: 100 basis points) higher/lower for bank and other loans borrowed at floating interest rates with all other variables held constant, net profit for the year would have been RMB233 million lower/higher (2021: RMB277 million), respectively, mainly as a result of the higher/ lower interest expense on floating rate borrowings.

The fair value interest rate risk of the Group mainly arises from medium term notes and short term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms was relatively low, the directors of the Company are of the opinion that the Group was not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as of December 31, 2022 and 2021.

(iii)    Commodity price risk

The Group uses futures and option contracts to reduce its exposure to fluctuations in the price of primary aluminum and other products. The Group uses the futures contract for offsetting other than speculation. With reference to the hedging of primary aluminum, production company hedges the output of primary aluminum and trading company hedges the quantities of buyout and self-supporting. However, the Group didn’t apply hedging accounting.

The Group uses mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange (“LME”) to hedge against fluctuations in primary aluminum prices. As of December 31, 2022, the fair values of the outstanding futures contracts amounting to RMB9 million (December 31, 2021: RMB69 million) were recognized in financial liabilities at fair value through profit or loss.

As of December 31, 2022, if the commodity futures prices had increased/ decreased by 3% (December 31, 2021: 3%) and all other variables held constant, profit for the year would have changed by the amounts shown below:

	December 31, 2022	December 31, 2021
Primary aluminum	Decrease/increase RMB9 million	Decrease/increase RMB6 million

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

39      FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

39.1   Financial risk management (Continued)

(b)     Credit risk

Credit risk arises from balances with banks and financial institutions, trade and notes receivables, other current and non-current receivables as well as credit exposures of customers, including outstanding receivables and committed transactions.

The Group maintains substantially all of its bank balances and cash and short-term investments in Chinalco Finance and several major state-owned banks in the PRC. With strong support from the PRC government to these state-owned banks, the directors of the Company are of the opinion that there is no significant credit risk on such assets being exposed to losses.

The Group applies the simplified approach to its trade receivables to provide for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for trade receivables. The Group has made individual assessment for trade receivables from clients with top rating and receivables with pledged assets and impairment provisions are made.

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

The Group measures expected credit loss rates on the basis of a loss rate approach by segmenting its portfolio into appropriate groupings based on shared credit risk characteristics. At the end of each year, the Group updates its historical loss information with forward-looking information. As the historical credit loss rates were comparatively stable and no significant changes were expected to the forward-looking information after the consideration of reasonable and supportable forecasts of comparatively stable customer relationship and customers’ credit ratings, the expected credit loss rates remained consistent during 2022.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

39      FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

39.1   Financial risk management (Continued)

(b)     Credit risk (Continued)

The table below shows the credit quality and the maximum exposure to credit risk based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as of December 31, 2022. The amounts presented are carrying amounts for financial assets and the exposure to credit risk for the financial guarantee contracts, if any.

	Stage 1	Stage 2	Stage 3	Simplified	Total
Trade receivables	—	—	—	5,055,178	5,055,178
Financial assets in other current assets	1,409,640	107,559	3,390,246	—	4,907,445
Restricted cash	2,443,249	—	—	—	2,443,249
Notes receivable	—	—	—	1,767,625	1,767,625
Cash and cash equivalents	16,816,684	—	—	—	16,816,684
Financial assets in other non-current assets	—	—	513,281	—	513,281
Total	20,669,573	107,559	3,903,527	6,822,803	31,503,462

The carrying amounts of short-term investments and these receivables included in Notes 12, 14, 15 and 16 represent the Group’s maximum exposure to credit risk. The directors of the Company are of the opinion that the Group was not exposed to any significant concentration of credit risk as of December 31, 2022 and 2021.

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

As of December 31, 2022, the Group’s current liabilities exceeded its current assets by approximately RMB7,831 million (December 31, 2021: RMB7,806 million), please refer to Note 3.1.2 for the assessment made by the Company.

The table below analyzes the maturity profile of the Group’s financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

39      FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

39.1   Financial risk management (Continued)

(c)      Liquidity risk (Continued)

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
As of December 31, 2022
Lease liabilities, including current portion	1,651,935	1,314,558	3,092,936	13,939,859	19,999,288
Long-term bank and other loans, including current portion	13,486,345	6,604,880	20,579,821	6,878,511	47,549,557
Medium-term notes and bonds, including current portion	4,400,000	6,712,761	6,110,823	2,000,000	19,223,584
Short-term bonds	2,600,000	—	—	—	2,600,000
Short-term bank and other loans	6,461,103	—	—	—	6,461,103
Interest payables for loans and borrowings	2,285,428	1,490,176	1,468,119	1,046,655	6,290,378
Financial liabilities at fair value through profit or loss	8,767	—	—	—	8,767
Financial liabilities included other payables and accrued liabilities, excluding accrued interest	6,786,894	—	—	—	6,786,894
Financial liabilities included in other non-current liabilities	203,428	50,198	150,595	839,964	1,244,185
Trade and notes payables	22,536,331	—	—	—	22,536,331

	60,420,231	16,172,573	31,402,294	24,704,989	132,700,087

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
As of December 31, 2021
Lease liabilities, including current portion	1,513,435	1,402,567	4,137,823	14,651,190	21,705,015
Long-term bank and other loans, including current portion	6,164,215	17,424,952	10,787,187	14,720,982	49,097,336
Medium-term notes and bonds, including current portion	3,000,000	4,400,000	9,875,700	2,000,000	19,275,700
Short-term bonds	5,400,000	—	—	—	5,400,000
Short-term bank and other loans	11,937,178	—	—	—	11,937,178
Interest payables for loans and borrowings	2,703,535	2,242,239	3,961,075	1,680,780	10,587,629
Financial liabilities at fair value through profit or loss	68,871	—	—	—	68,871
Financial liabilities included other payables and accrued liabilities, excluding accrued interest	8,939,681	—	—	—	8,939,681
Financial liabilities included in other non-current liabilities	352,273	202,541	147,002	885,208	1,587,024
Trade and notes payables	18,588,416	—	—	—	18,588,416

	58,667,604	25,672,299	28,908,787	33,938,160	147,186,850

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

39      FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

39.2   Financial instruments

(a)	Financial instruments by category

The carrying amounts of each of the categories of financial instruments of the Group as of the end of the reporting period are as follows:

Financial assets

	As of December 31, 2022
				Debt
			Equity	instruments
	Financial		instruments at	at fair value
	assets at fair		fair value	through
	value through	Financial	through other	other
	profit or loss-	assets at	comprehensive	comprehensive
	held for trading	amortized cost	income	income	Total

Current
Trade receivables	—	5,055,178	—	—	5,055,178
Notes receivable	—	411,145	—	1,356,480	1,767,625
Restricted cash	—	2,443,249	—	—	2,443,249
Cash and cash equivalents	—	16,816,684	—	—	16,816,684
Financial assets included in other current assets	—	4,907,445	—	—	4,907,445
Subtotal	—	29,633,701	—	1,356,480	30,990,181

Non-current
Other financial assets measured at fair value	—	—	2,161,085	—	2,161,085
Other non-current assets	—	513,281	—	—	513,281
Subtotal	—	513,281	2,161,085	—	2,674,366

Total	—	30,146,982	2,161,085	1,356,480	33,664,547

Financial liabilities

	As of December 31, 2022
	Financial assets at fair	Financial
	value through profit or	liabilities at
	loss-held for trading	amortized cost	Total

Current
Financial liabilities at fair value through profit or loss	8,767	—	8,767
Interest-bearing loans and borrowings	—	27,859,353	27,859,353
Financial liabilities included in other payables and accrued liabilities (Note 24)	—	7,344,765	7,344,765
Trade and notes payables	—	22,536,331	22,536,331
Subtotal	8,767	57,740,449	57,749,216

Non-current
Financial liabilities included in other non-current liabilities (Note 23)	—	660,867	660,867
Interest-bearing loans and borrowings	—	58,596,765	58,596,765
Subtotal	—	59,257,632	59,257,632

Total	8,767	116,998,081	117,006,848

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

39      FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

39.2   Financial instruments (Continued)

(a)	Financial instruments by category (Continued)

Financial assets

	As of December 31, 2021
			Equity	Debt
			instruments	instruments
	Financial		at	at fair value
	assets at fair		fair value	through
	value through	Financial	through other	other
	profit or loss-	assets at	comprehensive	comprehensive
	held for trading	amortized cost	income	income	Total

Current
Trade receivables	—	4,043,972	—	—	4,043,972
Notes receivable	—	1,207,602	—	2,867,877	4,075,479
Restricted cash	—	1,400,988	—	—	1,400,988
Cash and cash equivalents	—	19,683,619	—	—	19,683,619
Financial assets included in other current assets	—	5,565,543	—	—	5,565,543
Subtotal	—	31,901,724	—	2,867,877	34,769,601

Non-current
Other financial assets measured at fair value	—	—	457,686	—	457,686
Other non-current assets	—	504,307	—	—	504,307
Subtotal	—	504,307	457,686	—	961,993

Total	—	32,406,031	457,686	2,867,877	35,731,594

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

39      FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

39.2   Financial instruments (Continued)

(a)      Financial instruments by category (Continued)

Financial Liabilities

	As of December 31, 2021
	Financial assets at fair value	Financial
	through profit or loss- held	liabilities at
	for trading	amortized cost	Total

Current
Financial liabilities at fair value through profit or loss	68,871	—	68,871
Interest-bearing loans and borrowings	—	27,665,370	27,665,370
Financial liabilities included in other payables and accrued liabilities (Note 24)	—	9,616,725	9,616,725
Trade and notes payables	—	18,588,416	18,588,416
Subtotal	68,871	55,870,511	55,939,382

Non-current
Financial liabilities included in other non- current liabilities (Note 23)	—	880,864	880,864
Interest-bearing loans and borrowings	—	69,674,935	69,674,935
Subtotal	—	70,555,799	70,555,799

Total	68,871	126,426,310	126,495,181

(b)	Fair value and fair value hierarchy

Fair value

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

Other than those with carrying amounts that reasonably approximate to fair values and those carried at fair value, are as follows:

	Carrying amounts		Fair values
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
Financial liabilities
Financial liabilities included in other non-current liabilities (Note 23)	660,867	880,864	590,869	768,170
Long-term interest-bearing loans and borrowings, excluding lease liability (Note 21)	49,387,292	59,156,405	45,885,166	55,623,890
	50,048,159	60,037,269	46,476,035	56,392,060

The fair values of the financial assets and liabilities are determined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

39      FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

39.2   Financial instruments (Continued)

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

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets measured at fair value

	Fair value measurement using
		Significant	Significant
	Quoted prices in	observable	unobservable
	active markets	inputs	inputs
As of December 31, 2022	(Level 1)	(Level 2)	(Level 3)	Total
Notes receivable	—	—	1,356,480	1,356,480
Listed equity investments	34,751	—	—	34,751
Other unlisted investment	—	—	2,126,334	2,126,334
	34,751	—	3,482,814	3,517,565

	Fair value measurement using
		Significant	Significant
	Quoted prices in	observable	unobservable
	active markets	inputs	inputs
As of December 31, 2021	(Level 1)	(Level 2)	(Level 3)	Total
Notes receivable	—	—	2,867,877	2,867,877
Listed equity investments	45,133	—	—	45,133
Other unlisted investment	—	—	412,553	412,553
	45,133	—	3,280,430	3,325,563

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

39      FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

39.2   Financial instruments (Continued)

(b)     Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities measured at fair value

	Fair value measurement using
		Significant	Significant
	Quoted prices in	observable	unobservable
	active markets	inputs	inputs
As of December 31, 2022	(Level 1)	(Level 2)	(Level 3)	Total

Financial liabilities at fair value through profit or loss: Futures contracts	8,767	—	—	8,767
	8,767	—	—	8,767

	Fair value measurement using
		Significant	Significant
	Quoted prices in	observable	unobservable
	active markets	inputs	inputs
As of December 31, 2021	(Level 1)	(Level 2)	(Level 3)	Total

Financial liabilities at fair value through profit or loss: Futures contracts	68,871	—	—	68,871
	68,871	—	—	68,871

Liabilities for which fair values are disclosed：

As of December 31, 2022	Fair value measurement using
	Quoted
	prices in	Significant	Significant
	active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Financial liabilities at amortized cost:
Financial liabilities included in other non-current liabilities	—	—	590,869	590,869
Long-term interest-bearing loans and borrowings	—	—	45,885,166	45,885,166
	—	—	46,476,035	46,476,035

As of December 31, 2021	Fair value measurement using
	Quoted
	prices in	Significant	Significant
	active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Financial liabilities at amortized cost:
Financial liabilities included in other non-current liabilities	—	—	768,170	768,170
Long-term interest-bearing loans and borrowings	—	—	55,623,890	55,623,890
	—	—	56,392,060	56,392,060

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

39      FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

39.2   Financial instruments (Continued)

(b)     Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

During the year ended December 31, 2022, the Group had no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2021: Nil).

Below is a summary of significant unobservable inputs to the valuation of financial instruments as of  December 31, 2022:

	Valuation Technique	Significant unobservable input

Other equity investments
December 31, 2022	Discounted cashflow model	Discount rate, gross margin,sales growth rate

Notes receivable
December 31, 2022	Discounted cashflow model	Discount rate

Financial liabilities included in other non-current liabilities
December 31, 2022	Discounted cashflow model	Discount rate

Long-term interest-bearing loans and borrowings
December 31, 2022	Discounted cashflow model	Discount rate

39.3   Capital risk management

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

Consistent with other entities in the industry, the Group monitors capital on the basis of its debt to asset ratio. Debt to asset ratio as of December 31, 2022 and 2021 are as follows:

	December 31,	December 31,
	2022	2021
Debt to asset ratio	58.67%	60.11%

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

40      NON - CONTROLLING INTERESTS

Details of the Group’s subsidiaries that have material non-controlling interests are set out below:

	December 31,	December 31,
	2022	2021
Percentage of equity interest held by non-controlling interests
Yunnan Aluminum	70.90%	70.90%
Ningxia Energy	29.18%	29.18%

Profit/(loss) for the year allocated to non-controlling interests
Yunnan Aluminum	3,822,549	2,850,754
Ningxia Energy	818,960	(90,237)

Dividends distributed to non-controlling interests
Yunnan Aluminum	464,414	103,234
Ningxia Energy	1,630	115,380

Accumulated balances of non-controlling interests at the year end
Yunnan Aluminum	17,602,176	14,261,948
Ningxia Energy	5,893,332	5,055,069

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

40      NON - CONTROLLING INTERESTS (CONTINUED)

The following tables illustrate the summarized financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	Yunnan Aluminum
	2022	2021

Revenue	48,463,025	41,668,819
Total expenses	43,195,002	37,456,484
Profit for the year	5,268,023	4,212,335
Total comprehensive income for the year	5,250,479	4,225,069

Current assets	8,245,650	5,360,494
Non-current assets	30,798,212	32,476,625
Current liabilities	9,046,545	9,836,320
Non-current liabilities	4,720,806	7,090,461

Net cash flows from operating activities	6,916,119	6,961,628
Net cash flows used in investing activities	(1,033,033)	(1,181,811)
Net cash flows used in financing activities	(4,590,174)	(4,773,308)
Effect of foreign exchange rate changes, net	4,194	(1,466)

Net increase in cash and cash equivalents	1,297,106	1,005,043

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

40      NON - CONTROLLING INTERESTS (CONTINUED)

	Ningxia Energy
	2022	2021

Revenue	9,038,881	7,670,316
Total expenses	7,397,765	7,979,557
Profit/(loss) for the year	1,641,116	(309,241)
Total comprehensive income/(loss) for the year	1,641,116	(309,241)

Current assets	3,615,322	2,912,805
Non-current assets	27,756,457	29,086,775
Current liabilities	9,043,923	8,256,229
Non-current liabilities	9,651,197	12,710,354

Net cash flows from operating activities	3,529,657	5,458,921
Net cash flows used in investing activities	(760,210)	(802,678)
Net cash flows used in financing activities	(2,446,726)	(5,381,480)
Effect of foreign exchange rate changes, net	—	—

Net increase/(decrease) in cash and cash equivalents	322,721	(725,237)

41      BUSINESS COMBINATION UNDER COMMON CONTROL

(a)	Acquisition 19% of the issued share capital of Yunnan Aluminum

Pursuant to the agreement entered into in July 2022 between Yunnan Metallurgical, the Company has agreed to acquire and Yunnan Metallurgical has agreed to dispose of 658,911,907 shares in Yunnan Aluminum, representing approximately 19% of the total issued share capital of Yunnan Aluminum for a cash consideration of RMB6,662 million. Upon the completion of the transaction, the Company held 1,009,202,685 shares in Yunnan Aluminum, representing approximately 29.10% of the total issued share capital of Yunnan Aluminum and became the largest shareholder of Yunnan Aluminum. The acquisition was completed on November 22, 2022.

As the Company, Yunnan Aluminum is under common control of Chinalco before and after the transactions, and that control is not transitory, the transaction is regarded as business combination under common control. The consolidated financial statements for the year ended December 31, 2022 has combined the financial statements of the acquired company from the beginning of the earliest period presented (Note 3.3(a)). The comparative financial data have been restated accordingly.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

41	BUSINESS COMBINATION UNDER COMMON CONTROL (CONTINUED)

(a)      Acquisition 19% of the issued share capital of Yunnan Aluminum (continued)

Revenue and net profit of the acquired entities for the period from January 1, 2022 to the acquisition date and for the year ended December 31, 2021 are as follows:

	For the period from
	January 1, 2022 to the
	acquisition date	2021
Revenue	44,816,260	41,668,819
Net profit	4,722,177	4,212,335

Details of the purchase consideration, the net assets acquired are as follows:

Purchase consideration:
Cash paid	6,661,599
Total purchase consideration	6,661,599

The carrying amounts of assets, liabilities and equity of the acquired companies at the acquisition date and December 31, 2021 are as follows:

	Acquisition date	December 31, 2021
Current assets	7,784,570	5,360,494
Non-current assets	30,958,951	32,476,625
Current liabilities	(9,439,091)	(9,836,320)
Non-current liabilities	(4,130,537)	(7,090,461)
Net assets	25,173,893	20,910,338
Less: non-controlling interests	3,318,207	2,719,017
Net assets attributable to owners of the company	21,855,686	18,191,321

The adjustment on the beginning balance of the Group’s total equity amounting to RMB9,965 million and RMB16,104 million for the year ended December 31, 2021 and 2022, respectively, represented the total equity of  Yunnan Aluminum at the same date which were combined to the consolidated balance sheet of the Group. The consideration of RMB6,662 million paid in 2022 was treated as a decrease in capital reserves.

(b)	Acquisition 100% of equity interests in Pingguo Aluminum

Pursuant to the agreement entered into in August 2022 between Chinalco and the Company, the Company agreed to acquire the 100% of equity interests of Pingguo Aluminum, for a cash consideration of RMB1,887 million. The acquisition was completed on December 1, 2022.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

41	BUSINESS COMBINATION UNDER COMMON CONTROL (CONTINUED)
(b)	Acquisition 100% of equity interests in Pingguo Aluminum (continued)

As the Company, Pingguo Aluminum is under common control of Chinalco before and after the transactions, and that control is not transitory, the transaction is regarded as business combination under common control. The consolidated financial statements for the year ended December 31, 2022 has combined the financial statements of the acquired company from the beginning of the earliest period presented (Note 3.3(a)). The comparative financial data have been restated accordingly.

Revenue and net profit of the acquired entities for the period from January 1, 2022 to the acquisition date and for the year ended December 31, 2021 are as follows:

	For the period from January 1, 2022 to
	the acquisition date	2021
Revenue	437,080	463,874
Net profit	68,312	36,887

Details of the purchase consideration, the net assets acquired are as follows:

Purchase consideration :
Cash paid	1,887,474
Total purchase consideration	1,887,474

The carrying amounts of assets, liabilities and equity of the acquired companies at the acquisition date and December 31, 2021 are as follows:

	Acquisition date	December 31, 2021

Current assets	428,011	319,694
Non-current assets	472,321	494,583
Current liabilities	(136,806)	(117,723)
Non-current liabilities	—	-
Net assets	763,526	696,554
Less: non-controlling interests	6,564	5,834
Net assets attributable to owners of the company	756,962	690,720

The adjustment on the beginning balance of the Group’s total equity amounting to RMB657 million and RMB736 million for the year ended 31 December 2021 and 2022, respectively, represented the total equity of Pingguo Aluminum at the same date which were combined to the consolidated balance sheet of the Group. The consideration of RMB1,887 million paid in 2022 was treated as a decrease in capital reserves.

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

41	BUSINESS COMBINATION UNDER COMMON CONTROL (CONTINUED)
(c)	Acquisition of gallium business

In September 2021, pursuant to the agreement entered into between China Rare Earth, Zunyi Aluminum and Chalco Mining, the Group acquired the gallium business of China Rare Earth, a subsidiary of Chinalco, for a cash consideration of RMB396 million. This transaction is regarded as a business combination under common control. The consolidated financial statements for the year ended December 31, 2021 has combined the financial statements of the acquired gallium business from the beginning of the earliest period presented (Note 3.3(a)). The comparative financial data have been restated accordingly.

Revenue and net profit of the gallium business for the period from January 1, 2021 to the acquisition date and for the year ended December 31, 2020 are as follows:

	For the period from
	January 1, 2021 to the
	acquisition date	2020

Revenue	178,229	112,428
Net profit	32,315	26,219

Details of the purchase consideration, the net assets acquired are as follows:

Purchase consideration:
Cash paid	395,624
Total purchase consideration	395,624

The carrying amounts of assets, liabilities and equity of the gallium business at the acquisition date and December 31, 2020 are as follows:

	Acquisition date	December 31, 2020

Current assets	103,353	66,215
Non-current assets	70,660	74,270
Current liabilities	(3,770)	(7,037)
Non-current liabilities	(4,480)	—
Net assets – closing balance	165,763	133,448
Net assets – beginning balance	133,448	95,389

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

41	BUSINESS COMBINATION UNDER COMMON CONTROL (CONTINUED)
(d)	Acquisition of Henan Zhongzhou Logistics

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

(e)	Acquisition of Chongqing Xinan Transportation

Pursuant to the agreement entered into between Chalco Logistics, Southwest Aluminum Industry (Group) Co., Ltd. (“Southwest Aluminum Industry”, “西南鋁業（集團）有限責任公司”, a subsidiary of Chinalco) and Chongqing Southwest Aluminum Transportation Co., Ltd. (“Southwest Aluminum Transportation”, “重慶西南鋁運輸有限公司”, a subsidiary of Southwest Aluminum Industry prior to the transaction), Chalco Logistics acquired Southwest Aluminum Transportation on June 30, 2020 by subscription of its 51% newly issued shares for a cash consideration of RMB8.189 million.

42      DISPOSAL OF SUBSIDIARIES

For the year ended December 31, 2020, 2021 and 2022, except for the disposal of 100% equity interests in Yunnan Haoxin as disclosed in Note 10, other disposals or liquidations of subsidiaries are not material.

43      CONTINGENT LIABILITIES

As of December 31, 2022 and the date of this report, the Group is in process of application with related government departments for re-verifying carbon emission data for certain coal-fired power plants to avoid unnecessary obligations of excessive emission, the conclusion of which will not result in material additional liabilities to be recognized by the Group.

The Group is a defendant in a number of lawsuits arising in the ordinary course of business. While the outcomes of such lawsuits cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results the Group.

44      COMMITMENTS

(a)      Capital commitments

	December 31, 2022	December 31, 2021

Property, plant and equipment	2,181,828	1,794,574

ALUMINUM CORPORATION OF CHINA LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2020 ,2021 and 2022

(Amounts expressed in thousands of RMB unless otherwise stated)

44      COMMITMENTS (CONTINUED)

(b)      Other capital commitments

As of December 31, 2022, the commitments to make capital contributions to the Group’s joint ventures and associates were as follows:

	December 31, 2022	December 31, 2021

Associates	31,800	31,800
Joint ventures	410,000	410,000
Investments measured at fair value	1,019,000	—
	1,460,800	441,800

45	EVENTS AFTER THE REPORTING PERIOD

As of the date of this report, except for the dividend proposed by the Board of Directors disclosed in Note 36, no significant subsequent event happened.

46    COMPARATIVE AMOUNT

Certain comparative amounts have been restated as a result of the business combinations under common control as disclosed in Note 41 and application of new amendment to IAS16 as described in Note 3.1.4.

47     APPROVAL OF THE FINANCIAL STATEMENT

The financial statements were approved and authorized for issue by the Board of Directors on April 25, 2023.