Form 20-F/A
period 2022-12-31
ALUMINUM CORP OF CHINA LTD
filed 2024-01-24
CIK 1161611

As filed with Securities and Exchange Commission on January 23, 2024

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

Yes ☐ No ☐

Auditor Name:	Location:	Auditor Firm ID:
PricewaterhouseCoopers Zhong Tian LLP	Shanghai, the People’s Republic of China	1424

Explanatory Note

Aluminum Corporation of China Limited (the “Company”) is filing this Amendment No. 1 on Form 20-F (this “Amendment No. 1”) to our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2023 (the “Original Filing”), to address certain comments from the Staff of the SEC in relation to the Original Filing. Accordingly, we are restating in their entirety the following sections of the Original Filing: (i) Part II – “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections”; and (ii) Part III – “Item 19. Exhibits”. As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by our president and chief financial officer are being filed as exhibits to this Amendment No. 1.

No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosures in the Original Filing except as required to reflect the amendments discussed above. Except as otherwise noted herein, this Amendment No. 1 continues to describe conditions as of the date of the Original Filing, and the disclosures contained herein have not been updated to reflect events, results or developments that occurred after the date of the Original Filing, or to modify or update those disclosures affected by subsequent events. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events, results or developments that occurred or facts that became known to us after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to April 25, 2023.

i

PART II

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm headquartered in mainland China which the PCAOB was unable to inspect or investigate completely in 2021 because of a position taken by authorities in China, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F.

Our controlling shareholder, Chinalco, directly and indirectly owns 31.90% of our outstanding ordinary Shares as of March 31, 2023, among which 29.43% was directly owned by itself, and 2.47% was indirectly owned via its wholly-owned entities, including Baotou Aluminum, Chinalco Asset Operation and Management Co., Ltd. and Aluminum Corporation of China Overseas Holdings Limited. Chinalco is a company incorporated and domiciled in the PRC and is wholly owned by the SASAC, a special commission directly under the State Council of China, which is the executive body of the supreme organ of state power of the PRC. Therefore, Chinese governmental entity has controlling financial interest in the Company by virtue of the SASAC’s 31.90% indirect equity ownership in the Company through Chinalco.

As of December 31, 2022, we have 30 consolidated foreign operating entities (the “CFOEs”), including 16 wholly-owned subsidiaries and 14 subsidiaries not wholly owned by us (the “Partially-Owned Subsidiaries”). Out of these CFOEs, 22 subsidiaries were disclosed as the principal subsidiaries in Note 1 to our consolidated financial statements, including 14 of our wholly-owned subsidiaries and 8 of our Partially-Owned Subsidiaries. See Note 1 to our audited consolidated financial statements contained in this annual report for information about our principal subsidiaries. For each of our wholly-owned subsidiaries, given that Chinalco, a company controlled by the SASAC, beneficially owns 31.90% of our outstanding ordinary Shares as the controlling shareholder, Chinese governmental entity has a controlling financial interest in the Company and each such wholly-owned subsidiary, and owns, indirectly through the Company, 31.90% equity interests in each such wholly-owned subsidiary. In addition, the following table sets forth the information as of the date of this annual report with respect to the shareholding structure of each of our Partially-Owned Subsidiaries. Accordingly, the Chinese government entities, through the Company and/or other entities controlled by Chinese government entities, have controlling financial interests in each of the Partially-Owned Subsidiaries.

Partially-Owned Subsidiaries	Shareholding by the Company (%)	Shareholding by Other Entities Controlled by Chinese Governmental Entities (%)	Shareholding by Other Entities (%)
Shanxi New Material	85.98	14.02	-
Zunyi Aluminum	67.45	32.55	-
Ningxia Energy	70.82	29.18	-
Guizhou Huajin	60.00	-	40.00
Xinghua Technology	66.00	-	34.00
Shanxi Chinalco Resources Co., Ltd. (山西中鋁華潤有限公司)	40.00	60.00	-
Guizhou Huaren	40.00	30.00	30.00
Yunnan Aluminum(1)	29.10	16.29	54.61
Chalco Qinghai Aluminum & Electricity Co., Ltd.(2) (中鋁青海鋁電有限公司)	90.00	10.00	-
Gansu Huayang (2)	70.00	-	30.00
Shandong Huayu(2)	55.00	-	45.00
Gansu Hualu (2)	51.00	49.00	-
Shanxi Huasheng(2)	51.00	49.00	-
Guangxi Huasheng(2)	51.00	49.00	-

Notes:

(1).	Yunnan Aluminum is a public company listed on the main board of Shenzhen Stock Exchange. According to the annual report of Yunnan Aluminum for the year ended December 31, 2022, (i) we have been the controlling shareholder of Yunnan Aluminum by owning 29.10% of the shares in Yunnan Aluminum since November 22, 2022, (ii) three of the top 10 shareholders of Yunnan Aluminum are the other entities controlled by Chinese governmental entities, owning 16.29% of the shares in Yunnan Aluminum in total, and (iii) the other shareholders (including public investors) owned the remaining 54.61% of the shares in Yunnan Aluminum as of December 31, 2022.
(2).	This subsidiary was not disclosed as a principal subsidiary in Note 1 to our consolidated financial statements contained in this annual report because it was not deemed a “significant subsidiary” as per Rule 1-02(w) of Regulation S-X as of the date of this annual report.

The following is a table detailing the primary roles and responsibilities of the Company’s directors who are members of the Chinese Communist Party (the “CCP”), including their respective positions in the primary-level party organizations of either the Company, Chinalco, or both (the “Primary-level Party Organization(s)”), where applicable.

No.	Name	Positions with the Company	Responsibilities as a director	Whether a member of the Company’s Primary-level Party Organization?	Responsibilities as a member of the Company’s Primary-level Party Organization	Whether a member of the Chinalco’s Primary-level Party Organization?
1.	Liu Jianping(1)	o Former executive director o Former chairman of the Board o Former chairman of nomination committee o Former chairman of development and planning committee

o Lead and supervise the overall operation and performance of duties of the Board of Directors;

o Lead the discussions and studies concerning the structure and composition of the Board of Directors, and make suggestions to the Board of Directors; and

o Lead the review and assessment of the Company’s strategic plans for long-term development, fiscal budgeting, investment, business operations and investments returns

Yes; secretary

o Lead the overall supervision on the implementation of the CCP policies;

o Organize discussions and research on the Company’s major issues and make recommendations to the Board of Directors and Supervisory Committee

Yes; deputy secretary
2.	Dong Jianxiong(2)	o Executive director o Chairman of the Board of Directors o Chairman of development and planning committee o Member of nomination committee

o Lead and supervise the overall operation and performance of duties of the Board of Directors;

o Lead the review and assessment of the Company’s strategic plans for long-term development, fiscal budgeting, investment, business operations and investments returns; and

o Discuss and study the structure and composition of the Board of Directors, and make suggestions to the Board of Directors

				No	Not applicable	Yes; member

No.	Name	Positions with the Company	Responsibilities as a director	Whether a member of the Company’s Primary-level Party Organization?	Responsibilities as a member of the Company’s Primary-level Party Organization	Whether a member of the Chinalco’s Primary-level Party Organization?
3.	Zhu Runzhou	o Executive director o President o Chairman of occupational health and safety and environment committee o Member of nomination committee o Member of development and planning committee

o Lead the Company’s operation and management during the ordinary course of business;

o Lead the annual planning and oversee the implementation of such planning on health, environmental protection and safety, and make relevant suggestions to the Board of Directors;

o Discuss and study the structure and composition of the Board of Directors, and make suggestions to the Board of Directors; and

o Review and assess the Company’s strategic plans for long-term development, fiscal budgeting, investment, business operations and investments returns

Yes; deputy secretary

o Assist the secretary of the Company’s Primary-level Party Organization in the management of CCP members and foreign affairs

o Discuss and research the Company’s major issues and make recommendations to the Board of Directors and Supervisory Committee

No
4.	Ou Xiaowu	o Executive director o Member of occupational health and safety and environment committee

o Lead the management of the news and publicity work, public relations, corporate culture construction, and other issues concerning social responsibilities; and

o Discuss annual planning and oversee the implementation of such planning on health, environmental protection and safety, and make relevant suggestions to the Board of Directors

Yes; deputy secretary and secretary of the Discipline Inspection Committee

o Lead the discipline inspection works and supervise the adherence to CCP policies and guidance

o Discuss and research the Company’s major issues and make recommendations to the Board of Directors and Supervisory Committee

No
5.	Jiang Tao	o Executive director o Vice president o Member of occupational health and safety and environment committee

o Lead the operation and management of the sales, marketing and safety production; and

o Discuss annual planning and oversee the implementation of such planning on health, environmental protection and safety, and make relevant suggestions to the Board of Directors

Yes; member

o Assist the secretary and deputy secretaries of the Company’s Primary-level Party Organization in the implementation of CCP policies and guidance

o Discuss and research the Company’s major issues and make recommendations to the Board of Directors and Supervisory Committee

No

No.	Name	Positions with the Company	Responsibilities as a director	Whether a member of the Company’s Primary-level Party Organization?	Responsibilities as a member of the Company’s Primary-level Party Organization	Whether a member of the Chinalco’s Primary-level Party Organization?
6.	Zhang Jilong(3)	o Non-executive director o Member of remuneration committee o Member of development and planning committee

o Discuss the remuneration policy, compensation arrangements, and performance evaluation systems concerning directors, supervisors and management, and make relevant suggestions to the Board of Directors; and

o Review and assess the Company’s strategic plans for long-term development, fiscal budgeting, investment, business operations and investments returns

				No	Not applicable	No
7.	Chen Pengjun(3)	o Non-executive director o Member of development and planning committee	o Review and assess the Company’s strategic plans for long-term development, fiscal budgeting, investment, business operations and investments returns	No	Not applicable	No
8.	Qiu Guanzhou (3)	o Independent non-executive director o Chairman of remuneration committee o Member of audit committee o Member of nomination committee o Member of development and planning committee

o Lead the discussion on the remuneration policy, compensation arrangements, and performance evaluation systems concerning directors, supervisors and management, and make relevant suggestions to the Board of Directors;

o Supervise the Company’s internal audit system, financial and internal control, risk and compliance management;

o Discuss and make suggestions on the engagement or replacement of external auditors;

o Discuss and study the structure and composition of the Board of Directors, and make suggestions to the Board of Directors; and

o Review and assess the Company’s strategic plans for long-term development, fiscal budgeting, investment, business operations and investments returns

				No	Not applicable	No

No.	Name	Positions with the Company	Responsibilities as a director	Whether a member of the Company’s Primary-level Party Organization?	Responsibilities as a member of the Company’s Primary-level Party Organization	Whether a member of the Chinalco’s Primary-level Party Organization?
9.	Yu Jinsong (3)	o Independent non-executive director o Chairman of nomination committee o Member of audit committee o Member of remuneration committee

o Lead the discussions and studies concerning the structure and composition of the Board of Directors, and make suggestions to the Board of Directors;

o Supervise the Company’s internal audit system, financial and internal control, risk and compliance management;

o Make suggestions on the engagement or replacement of external auditors; and

o Discuss the remuneration policy, compensation arrangements, and performance evaluation systems concerning directors, supervisors and management, and make relevant suggestions to the Board of Directors

				No	Not applicable	No

Notes:

(1)	Mr. Liu Jianping resigned from all positions in the Company on July 19, 2023 due to work arrangement, as disclosed in the Form 6-K furnished to the Commission by the Company on July 19, 2023. Additionally, Mr. Liu Jianping resigned from the secretary position in the Company’s Primary-level Party Organization in June 2023. The new secretary of the Company’s Primary-level Party Organization does not hold director, supervisor or any other position with the Company.
(2)	Mr. Dong Jianxiong was elected as the Company’s executive director and the chairman of the Board of Directors at the Company’s extraordinary general meeting on September 19, 2023, as disclosed in the Form 6-K furnished to the Commission by the Company on the same day.
(3)	Each of Mr. Zhang Jilong, Mr. Chen Pengjun, Mr. Qiu Guanzhou and Mr. Yu Jinsong, being a non-executive director, is a member of Primary-level Party Organization established within other enterprises or organizations that are not affiliated with the Company or Chinalco, and their roles and responsibilities as members of CCP are not relevant to the Company.

As of the date of this annual report, although eight members of our Board are the members of the CCP, none of them is considered by the Company as an “official” of the CCP because (i) they serve only internal leadership or managerial roles within the Company, without any public extension of these roles; (ii) they are not engaged in public duties akin to civil servants in the PRC nor hold positions in any governmental authority or public institution; (iii) their compensation does not come from the PRC national or local treasury as they are not part of the government administrative staffing system; and (iv) they do not receive any form of compensation from government authorities or public institutions. As of the date of this annual report and to our best knowledge, none of the members of the board of directors of each of our CFOEs is an official of the CCP. However, the Company acknowledges the lack of a clear, specific definition of a CCP “official” in both the HFCA Act and the charter of the CCP (the “CCP Charter”), and the Company acknowledges the SEC’s authority to interpret the term “CCP official” and will respect any such interpretation by the SEC, even though it may differ from the Company’s own understanding.

As of the date of this annual report, other than the provisions set forth in the table below, which either mentions the CCP Charter or adopts some text from the charter of the CCP, our current Articles of Association does not contain wording from any CCP Charter. Please refer to Exhibit 1 to this annual report for more details regarding our currently effective Articles of Association.

Articles	Provisions of the Company’s Articles of Association
1	To safeguard the legitimate rights and interests of Aluminum Corporation of China Limited* (the “Company”), its shareholders and creditors, and to regulate the organization and activities of the Company, the Company formulated the Articles of Association in accordance with laws and regulations such as the Company Law of the People’s Republic of China (the “Company Law”), the Securities Law of the People’s Republic of China (the “Securities Law”), the Constitution of the Communist Party of China (the “Party Constitution”), the Special Regulations of the State Council on the Overseas Offer and Listing of Shares by Joint Stock Limited Companies (the “Special Regulations”), the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas, the Guidelines on Articles of Association of Listed Companies, the Code of Corporate Governance for Listed Companies in China, the rules governing the listing of shares or securities on the stock exchanges on which the Company’s Shares are listed (including the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange) (the “Relevant Listing Rules”).
12	In accordance with the relevant regulations of the Party Constitution and the Company Law, organizations of the Communist Party of China (hereinafter the “Party”) shall be established; the Party Committee shall play the leadership role, providing direction, managing the overall situation and promoting implementation. The working organs of the Party shall be established, equipped with sufficient staff to deal with Party affairs and provided with sufficient funds to operate the Party organization.
103	The Company shall set up the Committee of the Communist Party of China of Aluminum Corporation of China Limited (the “Party Committee”), consisting of one secretary, one to two deputy secretary and several members. Eligible members of the Party Committee may serve as members of the Board of Directors, the Supervisory Committee and senior management through statutory procedures, while eligible Party members of the Board of Directors, the Supervisory Committee and senior management may also serve as members of the Party Committee pursuant to relevant provisions and procedures. Meanwhile, the Company shall also set up a disciplinary committee in accordance with the provisions, which shall consist of one secretary and several members.
104

The Party Committee shall fulfil the following responsibilities in accordance with the Constitution of the Communist Party of China and other regulations as prescribed by the Party:

(1) To ensure and supervise the Company’s implementation of policies and guidelines of the Party and the State, and implement major strategic decisions of the Central Committee of the Party and the State Council, as well as important work arrangements of the Party organizations of higher levels.

(2) To strengthen its leadership and gate keeping role in the process of selection and appointment of personnel, and adhere to the principle of the Party supervising the performance of officials while ensuring the lawful selection by the Board of Directors of the senior management and the lawful exercise of the power of the senior management in the employment of personnel.

(3) To research and discuss the reform, development and stability of the Company, major operational and management issues and major issues concerning employees’ interests, and provide comments and suggestions; to support the Shareholders’ General Meeting, the Board of Directors, the Supervisory Committee and the senior management in performing their duties in accordance with law, and support the employee representatives’ meeting in carrying out its work.

(4) To undertake the main responsibility of comprehensive and strict Party management; to lead the Company’s ideological and political work, the united front work, the spiritual civilization construction, the corporate culture cultivation as well as the work of groups such as the labor union and the Communist Youth League; to lead the construction of the Party’s working style and its clean and honest administration, and support the discipline inspection committee in earnestly performing its supervisory responsibilities.

(5) To strengthen the Company’s grassroots Party organizations and their team building, give full play to the role of the Party branches as strongholds and to the role of the Party members as pioneers and fine examples, and unite and lead officials and employees to devote themselves into the reform and development of the Company.

(6) To handle other important matters within the scope of duties of the Party Committee.

113	Before making decision on significant matters of the Company, the Board of Directors shall seek advice of the Party Committee.

In addition, we require our CFOEs to reflect the requirements of the CCP Charter in their respective articles of association (or equivalent organizing document) with reference to our Articles of Association and according to the Guidelines for the Articles of Association of the Company’s Subsidiaries (the “Guidelines”). As of the date of this annual report, other than Shandong Huayu that has not had the opportunity to include certain requirements of the CCP Charter in its articles of association, all of our CFOEs have followed the Guidelines to reflect the requirements of the CCP Charter in their respective articles of association. Apart from the provisions required by the Guidelines, the current articles of association of each of our CFOEs do not contain any language from the CCP Charter. Please see bullet points set forth in the table below summarizing the Guidelines, which are substantially identical to provisions related to the CCP Charter in our Articles of Association.

Summary of the Guidelines
• Establishment and constitution of the CCP’s Committee of the Company’s subsidiaries (the “Subsidiary Party Committee”) and the Supervision Committee of the Company’s subsidiaries (the “Subsidiary Supervision Committee”).
• Election procedures for the members of the Subsidiary Party Committee and Subsidiary Supervision Committee.

•      Major responsibilities of the Subsidiary Party Committee:

o      To ensure, strengthen and supervise the implementation of policies and guidelines of CCP and State Council of China;

o      To research and discuss the significant operational and management issues; to support shareholders’ meeting, the board of directors, the Subsidiary Supervision Committee and the senior management in performing their duties;

o      To supervise the selection and appointment of its leadership, and support the employee representatives’ meeting;

o      To lead the construction of CCP’s working style, and support the Subsidiary Supervision Committee in performing its supervisory responsibilities;

o      To strengthen the grassroots organizations of CCP and their team building; and

o      To lead the Company’s ideological and political work and the corporate culture cultivation.

• Preparatory discussion and research procedures of the Subsidiary Party Committee with respect to the significant operational and management issues.

PART III

Item 19. Exhibits

Exhibit Number	Description
1.1	English translation of the Amended Articles of Association of Aluminum Corporation of China Limited (incorporated by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-15264), previously furnished with the Securities and Exchange Commission on June 20, 2023)
2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F/A (file No. 001-15264) filed with the Securities and Exchange Commission on October 9, 2012)
2.2	Registrant’s Specimen Certificate for H Shares (incorporated by reference to Exhibit 2.2 of our annual report on Form 20-F/A (file No.001-15264) filed with the Securities and Exchange Commission on October 9, 2012)
2.3	Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners of the American Depositary Receipts (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F/A (file No. 001-15264) filed with the Securities and Exchange Commission on October 9, 2012)
2.4#	Description of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended
4.1	English translation of Form of Employment Contract (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F/A (file No. 001-15264) filed with the Securities and Exchange Commission on October 9, 2012)
8.1#	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2022
12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
96.1	Technical Report Summary (incorporated by reference to Exhibit 96.1 of the Amendment No. 1 to Form 20-F (file No. 001-15264) filed with the Securities and Exchange Commission on August 31, 2022)
101.INS#	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH#	Inline XBRL Taxonomy Extension Schema Document
101.CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB#	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

#	Filed previously with the Original Filing
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED

By:	/s/ Zhu Runzhou
Name: Zhu Runzhou
Title: Executive Director and President
Date: January 23, 2024